Form 10-K405, Exhibit 13
period 1996-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 1997-03-24
CIK 1006424

                                FIRST FEDERAL

                                  BANCSHARES

                                OF ARKANSAS, INC.





-------------------------------------------------------------------------------
                        1 9 9 6   A N N U A L   R E P O R T
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                   Page
                                                                   ----
President's Letter to Stockholders...........................        1

Corporate Profile............................................        2

Selected Consolidated Financial and Other Data...............        3

Selected Quarterly Operating Results.........................        5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................        6

Report of Independent Certified Public Accountants...........       17

Financial Statements.........................................       18

Directors and Executive Officers.............................       39

Banking Locations............................................       39

Stockholder Information......................................       40

FIRST FEDERAL
BANCSHARES
of Arkansas, Inc.

Dear Stockholder:

    First Federal Bancshares had a great first year as a public company! As of December 31, 1996, our stock had increased in price over 58% since our initial public offering at $10.00 per share on May 3, 1996.

    The repurchase of 5% or 257,688 of our outstanding shares was completed in December, 1996. In addition, our Board of Directors also declared an initial quarterly dividend of $.05 per share payable on March 17, 1997, to stockholders of record on March 3, 1997. Both the stock repurchase and the quarterly cash dividend further emphasizes the commitment of both the board and management in maximizing our shareholders' value.

    The FDIC insurance premium disparity and recapitalization of the Savings Association Insurance Fund were finally resolved in September 1996. This resulted in a one time assessment of approximately $2.6 million before taxes but will lower our FDIC insurance premiums by approximately $625,000 before taxes in 1997. The Company would have earned $5.1 million, excluding the SAIF special assessment, for the year ended December 31, 1996.

    We continue to grow and expand our market share in booming Northwest Arkansas. New offices were opened in Rogers and Tontitown in Northwest Arkansas during 1996. Additionally, in April 1997, we will open our second office in Fayetteville located on Crossover Road.

    An advanced, computerized telephone banking system called VOICELINE 24 was also implemented in 1996. With our CIRRUS affiliated ATM network and VOICELINE 24, our customers now have virtually worldwide access to their accounts 24 hours every day. We also established an internet home page to market our services with the location at www.ffbh.com.

    Our vision is to be the "premier family bank in Arkansas". The board, management and all the "First Team" members will achieve this vision by constantly staying focused on our mission of "being the best provider of family banking services in our market areas and maximizing our shareholders' value." We appreciate your confidence expressed by investing in First Federal Bancshares of Arkansas.

                                              Sincerely,

                                              /s/ Larry J. Brandt

                                              Larry J. Brandt
                                              President

                               CORPORATE PROFILE

    First Federal Bancshares of Arkansas, Inc. (the "Company") was incorporated in January 1996 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Bank of Arkansas, FA ("First Federal" or the "Bank") in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on May 3, 1996 and, as a result, the Company became a unitary savings and loan holding company of the Bank. The Company has no significant assets other than the shares of the Bank's common stock acquired in the Conversion, the Company's loan to the Employee Stock Ownership Plan and the portion of the net Conversion proceeds retained and invested by the Company. The Company has no significant liabilities.

    The Bank is a federally chartered stock savings and loan association which was formed in 1934. First Federal conducts business from its main office and nine full service branch offices, all of which are located in a six county area in Northcentral and Northwest Arkansas comprised of Benton, Marion, Washington, Carroll, Baxter and Boone counties. First Federal's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to the maximum extent permitted by law. The Bank is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. To a significantly lesser extent, the Bank's activities have also included origination of multi-family residential loans, commercial real estate loans, construction loans, commercial loans and consumer loans. In addition, the Bank maintains a significant portfolio of investment securities.

    At December 31, 1996, the Company had total assets of $505.7 million, total deposits of $422.9 million and stockholders' equity of $80.8 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(501)741-7641.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The selected consolidated financial and other data of the Company set forth below and on the following page does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                                             AT OR FOR THE
                                                                        YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------

                                                          1996        1995        1994        1993        1992
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)


Selected Financial Condition Data:

 Total assets.........................................  $  505,739  $  454,479  $  428,312  $  402,649  $  391,897
 Cash and cash equivalents............................       6,819       8,845       8,280      22,491      13,961
 Investment securities................................      91,322      96,312     130,527     134,861     152,875
 Loans receivable, net................................     396,508     339,505     279,783     236,659     215,854
 Deposits.............................................     422,858     417,229     395,483     374,908     369,368
 Stockholders' equity.................................      80,758      35,308      31,242      26,451      21,078

Selected Operating Data:
 Interest income......................................  $   37,192  $   32,964  $   29,790  $   29,944  $   31,099
 Interest expense.....................................      22,449      21,538      17,700      17,047      19,847
                                                        ----------  ----------  ----------  ----------  ----------
 Net interest income..................................      14,743      11,426      12,090      12,897      11,252
 Provision for loan losses............................          60         133          54         511         393
                                                        ----------  ----------  ----------  ----------  ----------
 Net interest income after provision for loan
  losses.............................................      14,683      11,293      12,036      12,386      10,859
 Gain on sale of mortgage-backed and investment
  securities.........................................      --             311         446       1,063         853
 Noninterest income...................................       1,222       1,107       1,137       1,165       1,303
 Noninterest expense(1)...............................      10,749       6,836       6,667       6,132       5,863
                                                        ----------  ----------  ----------  ----------  ----------
 Income before income taxes...........................       5,156       5,875       6,952       8,482       7,152
 Provision for income taxes...........................       1,756       1,871       2,250       3,109       2,650
                                                        ----------  ----------  ----------  ----------  ----------
 Net income(1)........................................  $    3,400  $    4,004  $    4,702  $    5,373  $    4,502
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------

------------------------
 (1) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

                                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                      1996       1995       1994       1993       1992
                                                                   ---------  ---------  ---------  ---------  ---------

Selected Operating Ratios(1):
Return on average assets(2)......................................        .69%       .91%      1.12%      1.35%      1.16%
Return on average equity(2)......................................       5.22      12.03      16.22      22.56      24.12
Average equity to average assets.................................      13.23       7.55       6.91       5.99       4.80
Interest rate spread(3)..........................................       2.48       2.37       2.74       3.14       2.84
Net interest margin(3)...........................................       3.08       2.66       2.96       3.33       2.98
Net interest income after provision for loan losses to
  noninterest expense............................................     136.60     165.20     180.53     201.99     185.21
Noninterest expense to average assets............................       2.18       1.55       1.59       1.54       1.51
Average interest-earning assets to average interest-bearing
  liabilities....................................................     112.96     105.92     105.23     104.37     102.67
Operating efficiency(4)..........................................      67.33      53.22      48.76      40.54      43.73

Asset Quality Ratios(5):
Nonperforming loans to total loans(6)............................       0.18       0.10       0.09       0.60       0.18
Nonperforming assets to total assets(6)..........................       0.17       0.13       0.12       0.48       0.40
Allowance for loan losses to non-performing loans................     173.51     350.86     420.00      99.25     254.76
Allowance for loan losses to total loans.........................       0.30       0.35       0.40       0.59       0.45

Capital Ratios(5):
Tangible capital to adjusted total assets........................      12.30       7.74       7.29       6.57       5.38
Core capital to adjusted total assets............................      12.30       7.74       7.29       6.57       5.38
Risk-based capital to risk-weighted assets.......................      23.24      15.57      16.62      16.52      14.58

Other Data:
Full service offices at end of period............................         10          8          8          8          8


------------------------

(1) Ratios are based on average month end balances.

(2) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit. For the year ended December 31, 1996, return on average assets, without the SAIF special assessment, would have been 1.04% and return on average equity for the same period would have been 7.83%.

(3) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(4) Noninterest expense to net interest income plus noninterest income.

(5) Asset quality ratios and capital ratios are end of period ratios.

(6) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans while REO consists of real estate acquired in settlement of loans.

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS EXCEPT EARNINGS PER SHARE DATA)

                                                                    FOURTH        THIRD       SECOND        FIRST
YEAR ENDED DECEMBER 31, 1996                                        QUARTER      QUARTER      QUARTER      QUARTER
----------------------------------------------------------------  -----------  -----------  -----------  -----------

Interest income.................................................   $   9,655    $   9,600    $   9,232    $   8,705
Interest expense................................................       5,598        5,556        5,592        5,703
                                                                  -----------  -----------  -----------  -----------
Net interest income.............................................       4,057        4,044        3,640        3,002
Provision for loan losses.......................................          60       --           --           --
                                                                  -----------  -----------  -----------  -----------
Net interest income after provision for loan losses.............       3,997        4,044        3,640        3,002
Noninterest income..............................................         314          307          311          290
Noninterest expense(1)..........................................       2,190        4,738        1,951        1,870
                                                                  -----------  -----------  -----------  -----------
Income (loss) before income taxes...............................       2,121         (387)       2,000        1,422
Provision (benefit) for income taxes............................         711         (127)         692          480
                                                                  -----------  -----------  -----------  -----------
Net income (loss) (1)...........................................   $   1,410    $    (260)   $   1,308    $     942
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Earnings (loss) per share (2)...................................   $    0.30    $   (0.05)   $    0.28           NA

Selected Ratios (Annualized):
Net interest margin.............................................        3.29%        3.29%        3.03%        2.69%
Return on average assets........................................        1.11        (0.21)        1.06         0.82
Return on average equity........................................        6.79        (1.24)        8.75        10.54

                                                                    FOURTH        THIRD       SECOND        FIRST
YEAR ENDED DECEMBER 31, 1995                                        QUARTER      QUARTER      QUARTER      QUARTER
----------------------------------------------------------------  -----------  -----------  -----------  -----------

Interest income.................................................   $   8,520    $   8,406    $   8,154    $   7,884
Interest expense................................................       5,703        5,596        5,377        4,862
                                                                  -----------  -----------  -----------  -----------
Net interest income.............................................       2,817        2,810        2,777        3,022
Provision for loan losses.......................................         125       --                2            6
Net interest income after provision for loan losses.............       2,692        2,810        2,775        3,016
Noninterest income..............................................         596          279          279          264
Noninterest expense.............................................       1,810        1,648        1,668        1,710
                                                                  -----------  -----------  -----------  -----------
Income before income taxes......................................       1,478        1,441        1,386        1,570
Provision for income taxes......................................         475          461          458          477
                                                                  -----------  -----------  -----------  -----------
Net income......................................................   $   1,003    $     980    $     928    $   1,093
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Earnings per share..............................................          NA           NA           NA           NA

Selected Ratios (Annualized):
Net interest margin.............................................        2.57%        2.60%        2.61%        2.89%
Return on average assets........................................        0.89         0.88         0.85         1.01
Return on average equity........................................       11.53        11.61        11.31        13.32

------------------------

(1) The third quarter of 1996 includes the nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

(2) Earnings (loss) per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding in each quarter. The second quarter of 1996 assumes the Company was a public company at the beginning of that quarter.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Management's discussion and analysis of results of operations is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

    The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.

ASSET AND LIABILITY MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1996, the Bank estimates that the ratio of its one-year gap to total assets was a negative 16.6% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 62.8%.

    In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); (ii) maintaining a significant portfolio of relatively short-term (five years or less) investment securities; and (iii) lengthening the maturity on deposits.

    The Bank focuses its lending activities on the origination of one-, three- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 1996, $205.9 million or 60.9% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $172.5 million in seven-year ARMs.

    The Company's investment securities portfolio amounted to $91.3 million or 18.1% of the Company's total assets at December 31, 1996. Of such amount, $17.0 million or 18.6% is due within one year and $44.8 million or 49.1% is due after one year through five years. However, actual maturities are normally shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations with or without call or prepayment penalties.

    Deposits are the Bank's primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors' rates rather than deposit affordability.

NET PORTFOLIO VALUE

    Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's portfolio equity and the level of net interest income on a quarterly basis. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. In October 1994, however, the Director of the OTS waived such deductions for all institutions until the OTS publishes the process by which institutions may appeal the capital deductions calculated by the OTS. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. However, utilizing this measurement concept, at December 31, 1996, there would be a decrease in the Bank's NPV of approximately 3.10% of the present value of its assets, assuming a 200 basis point increase in interest rates.

    The following table presents the Bank's NPV as of December 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.

                                             NET PORTFOLIO VALUE
------------------------------------------------------------------------------------------

                                       ESTIMATED NPV AS A
CHANGE IN INTEREST                       PERCENTAGE OF
   RATES (BASIS                          PRESENT VALUE        AMOUNT          PERCENT
     POINTS)          ESTIMATED NPV        OF ASSETS         OF CHANGE       OF CHANGE
------------------  -----------------  ------------------  -------------  -------------
                         (DOLLARS IN THOUSANDS)

+400                   $   38,775               8.43%         $  (32,885)      (46)%
+300                       47,246              10.00             (24,415)      (34)
+200                       55,834              11.50             (15,826)      (22)
+100                       64,215              12.89              (7,446)      (10)
  --                       71,660              14.04              --            --
-100                       76,300              14.67               4,640         6
-200                       75,893              14.46               4,233         6
-300                       75,130              14.19               3,469         5
-400                       76,380              14.24               4,719         7

CHANGES IN FINANCIAL CONDITION

    GENERAL. At December 31, 1996, the Company's assets amounted to $505.7 million as compared to $454.5 million at December 31, 1995. The $51.2 million or 11.3% increase was primarily due to an increase of $57.0 million or 16.8% in loans receivable, net, which was partially offset by a decrease in investment securities held to maturity of $5.1 million or 5.3%. Such increase in assets was due to the deployment of net proceeds of $45.8 million resulting from the sale of 5,153,751 shares of the Company's common stock at a price of $10.00 per share. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the Conversion was consummated on May 3, 1996. Liabilities increased $5.8 million or 1.4% to $425.0 million at December 31, 1996 compared to $419.2 million at December 31, 1995. Stockholders' equity amounted to $80.8 million or 16.0% of total assets at December 31, 1996 compared to $35.3 million at December 31, 1995. The increase in stockholders' equity during the twelve month period was primarily due to net income of $3.4 million and the receipt of net conversion proceeds of $45.8 million reduced by the repurchase of 257,688 shares of common stock, as treasury stock, for $4.2 million.

    LOANS RECEIVABLE. Net loans receivable increased by $57.0 million, or 16.8%, to $396.5 million at December 31, 1996 from $339.5 million at December 31, 1995. Loan originations for 1996 totaled $161.1 million. The net loans receivable increase was composed of increases in single-family residential loans of $50.5 million or 17.5%, construction loans, net of undisbursed funds, of $4.1 million or 55.8%, commercial loans of $334,000 or 8.3%, and consumer loans of $2.9 million or 11.7%. Loans were originated using the Bank's normal underwriting standards, rates, and terms.

    Unearned loan fee income at December 31, 1996 amounted to $4.4 million, up from $3.7 million at December 31, 1995. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 1996 was $8.7 million, compared to $4.3 million at December 31, 1995.

    INVESTMENT SECURITIES. Investment securities available for sale and held to maturity amounted to $91.3 million as of December 31, 1996 compared to $96.3 million as of December 31, 1995. In 1996, approximately $41.0 million of short-term U.S. Government and agency obligations were purchased with funds primarily received from the Conversion. Maturities and called securities amounted to $46.0 million in 1996, which resulted in a decrease of $5.0 million or 5.2% in investment securities at December 31, 1996 compared to December 31, 1995.

    DEPOSITS. Deposits at December 31, 1996 amounted to $422.9 million, a increase of $5.7 million from the December 31, 1995 balance of $417.2 million. The growth was limited due to deposits at the Bank used to purchase the Company's stock in May 1996. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. Also, the Bank continues to promote longer term deposits, to the extent possible, in keeping with its asset and liability management goals. In the latter part of 1996, the Bank introduced a new inflation protected certificate of deposit, which reflects management's desire to offer competitive investment products to the Bank's customers.

    STOCKHOLDERS' EQUITY. Stockholders' equity increased $45.5 million to $80.8 million at December 31, 1996 from $35.3 million at December 31, 1995. The increase was primarily the result of $45.8 million of net proceeds from the issuance of the Company's common stock in the Conversion as discussed in Note 1 of the Notes to Consolidated Financial Statements and net income of $3.4 million, which was partially offset by the repurchase of 257,688 shares of the Company's stock, as treasury stock, for $4.2 million.

AVERAGE BALANCE SHEET

    The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 1996. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 1996. Average balances are based on month end balances during the periods.

                                      DECEMBER 31,                           YEAR ENDED DECEMBER 31,
                                      ------------  -----------------------------------------------------------------------
                                          1996                         1996                               1995
                                      -------------------------------------------------------------------------------------
                                         YIELD/                                AVERAGE                           AVERAGE
                                          COST         AVERAGE                  YIELD/     AVERAGE                YIELD/
                                                       BALANCE      INTEREST     COST      BALANCE    INTEREST     COST
                                      -------------  ------------  ----------  ---------  ---------  ----------  ---------
                                                                    (DOLLARS IN THOUSANDS)

Interest-earning  assets:
 Loans receivable(1)                   8.22%          $  369,185    $  30,498    8.26%    $306,175    $  25,544    8.34%
 Investment securities(2)              6.22              102,398        6,258    6.11      109,267        6,343    5.81
 Mortgage-backed securities            8.83                  264           22    8.33        9,378          778    8.30
 Other interest-earning assets         5.21                6,335          414    6.54        4,069          299    7.35
                                                       ---------    ---------             ----------    ---------
   Total interest-earning assets       7.84              478,182       37,192    7.78      428,889       32,964    7.69
                                                                    ---------                           ---------
Noninterest-earning assets                                13,821                            12,326
                                                       ---------                          ----------
    Total assets                                      $  492,003                          $441,215
                                                       ---------                          ----------
                                                       ---------                          ----------
Interest-bearing liabilities:
 Deposits                             5.32            $  420,062       22,409    5.33     $404,930       21,538    5.32
 Other borrowings                       --                 3,264           40    1.23        --            --       --
                                                       ---------    ---------             ----------       ------
    Total interest-bearing
      liabilities                     5.32               423,326       22,449    5.30      404,930       21,538    5.32
Noninterest-bearing liabilities                            3,564                             2,988
                                                       ---------                          ----------
    Total liabilities                                    426,890                           407,918
Stockholders' equity                                      65,113                            33,297
                                                       ---------                          ----------
    Total liabilities and
     stockholders' equity                             $  492,003                          $441,215
                                                       ---------                          ----------
                                                       ---------                          ----------
                                                                    --------                             --------
Net interest income                                                $  14,743                             $ 11,426
                                                                    --------                             --------
                                                                    --------                             --------
Net earning assets                                    $   54,856                          $ 23,959
                                                       ---------                          ----------
                                                       ---------                          ----------
Interest rate spread                  2.52%                                     2.48%                               2.37%
                                      -----                                     -----                               -----
                                      -----                                     -----                               -----
Net  interest margin                                                            3.08%                               2.66%
                                                                                -----                               -----
                                                                                -----                               -----
Ratio of interest-earning
  assets to interest-bearing
  liabilities                                                                 112.96%                             105.92%
                                                                                -------                           -------
                                                                                -------                           -------



                                  ---------------------------------
                                                  1994
                                  ---------------------------------
                                                          AVERAGE
                                    AVERAGE                YIELD/
                                    BALANCE    INTEREST     COST
                                   ---------  ----------  ---------
Interest-earning  assets:
 Loans receivable(1)               $  257,261  $  21,200   8.24%
 Investment securities(2)             117,535      6,410   5.45
 Mortgage-backed securities            19,843      1,624   8.18
 Other interest-earning assets         13,392        556   4.15
   Total interest-earning assets   ----------  ---------
Noninterest-earning assets            408,031     29,790   7.30
                                               ---------
    Total assets                       11,275
                                    ---------
                                   $  419,306
                                    ---------
                                    ---------
Interest-bearing liabilities:
 Deposits                          $  387,756     17,700   4.56
 Other borrowings                          --         --     --
                                    ---------     ------
    Total interest-bearing
      liabilities                     387,756     17,700   4.56
Noninterest-bearing liabilities         2,567
                                   ----------
    Total liabilities                 390,323
Stockholders' equity                   28,983
                                   ----------
    Total liabilities and
     stockholders' equity          $  419,306
                                   ----------
                                   ----------
                                                 --------
Net interest income                              $ 12,090
                                                 --------
                                                 --------
Net earning assets                 $   20,275
                                   ----------
                                   ----------
Interest rate spread                                       2.74%
                                                          ------
                                                          ------
Net  interest margin                                       2.96%
                                                          ------
                                                          ------
Ratio of interest-earning
  assets to interest-bearing
  liabilities                                            105.23%
                                                          ------
                                                          ------

------------------------
(1) Includes non-accrual loans.

(2) Includes Federal Home Loan Bank of Dallas ("FHLB") stock and Federal Home Loan Mortgage Corporation ("FHLMC") preferred stock at cost.

RATE/VOLUME ANALYSIS

    The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate); (ii) changes in rate (change in rate multiplied by prior average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume); and
(iv) the net change.

                                                                           YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------------------------
                                                             1996 VS. 1995                             1995 VS. 1994
                                              ----------------------------------------------  ---------------------------------
                                                     INCREASE (DECREASE)                             INCREASE (DECREASE)
                                                           DUE TO                                          DUE TO
                                              ---------------------------------               ---------------------------------

                                                                                    TOTAL
                                                                       RATE/      INCREASE                             RATE/
                                               VOLUME      RATE       VOLUME     (DECREASE)    VOLUME      RATE       VOLUME
                                              ---------  ---------  -----------  -----------  ---------  ---------  -----------

                                                                               (IN THOUSANDS)

Interest income:
 Loans receivable............................  $   5,257  $    (252)  $     (51)   $   4,954   $   4,031  $     262   $      51
 Investment securities.......................       (399)       335         (21)         (85)       (451)       413         (29)
 Mortgage-backed securities..................       (756)         9          (9)        (756)       (856)        22         (12)
 Other interest-earning assets...............        166        (33)        (18)         115        (387)       428        (298)
                                                ---------  ---------       -----   -----------  ---------  ---------       -----
   Total interest-earning assets.............      4,268         59         (99)       4,228       2,337      1,125        (288)
                                                ---------  ---------       -----   -----------  ---------  ---------       -----
Interest expense:
 Deposits....................................        805         63           3          871         784      2,925         129
 Other borrowings............................         --         --              40           40      --         --          --
                                                ---------  ---------       -----   -----------  ---------  ---------       -----
    Total interest-bearing liabilities.......        805         63          43          911         784      2,925         129
                                                ---------  ---------       -----   -----------  ---------  ---------       -----
 Net change in interest income...............   $   3,463  $      (4)  $    (142)   $   3,317   $   1,553  $  (1,800)  $    (417)
                                                 ---------  ---------       -----   -----------  ---------  ---------       -----
                                              ---------  ---------       -----   -----------  ---------  ---------       -----



                                                 TOTAL
                                               INCREASE
                                              (DECREASE)
                                              -----------

Interest income:
 Loans receivable............................   $   4,344
 Investment securities.......................         (67)
 Mortgage-backed securities..................        (846)
 Other interest-earning assets...............        (257)
                                               -----------
    Total interest-earning assets...........         3,174
                                               -----------
Interest expense:
 Deposits....................................        3,838
 Other borrowings............................           --
                                               -----------
Total interest-bearing liabilities..........       3,838
                                              -----------
Net change in interest income...............   $    (664)
                                              -----------
                                              -----------

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995.

    GENERAL. Net income amounted to $3.4 million for 1996 compared to $4.0 million for 1995. The decrease in net income was due primarily to an increase in noninterest expenses as a result of the SAIF special assessment, which was partially offset by an increase in net interest income.

    NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $14.7 million in 1996, an increase of $3.3 million or 28.9% compared to $11.4 million for 1995. The Company's interest rate spread and net interest margin increased to 2.48% and 3.08%, respectively, for 1996 compared to 2.37% and 2.66% for 1995. Such increases in the Bank's interest rate spread and net interest margin were due to the increased investment in higher yielding loans receivable, relative to investment securities, and an increase in the ratio of interest-earning assets to interest-bearing liabilities to 112.96% for 1996 compared to 105.92% for 1995, which was partially offset by an increase in interest expense due to deposit growth.

    INTEREST INCOME. Interest income increased $4.2 million or 12.7% to $37.2 million for 1996 compared to $33.0 million for 1995. The interest income increase resulted from an increase of $5.0 million in interest income on loans receivable which was partially offset by decreases of $756,000 and $85,000 in interest income on mortgage-backed securities and investment securities, respectively. The increase in interest income on loans receivable was due to an increase of $63.0 million or 20.6% in the average balance of loans receivable as a result of increased loan originations. The positive impact of the increase on the average balance of loans receivable was partially offset by a decrease in the average yield earned on such assets to 8.26% for 1996 from 8.34% in 1995. Such decrease in the average yield was due to originations of loans at lower interest rates and refinancing of higher rate loans. Interest income on investment securities declined primarily as a result of a decrease in the average balance of such assets due to maturities and calls of such investments that were invested in higher-yielding loans. The decline was partially offset by an increase in the average yield earned on investment securities from 5.81% in 1995 to 6.11% in 1996. Such increase was primarily due to the investment of a portion of the net proceeds from the Conversion in longer term higher-rate investment securities, a substantial portion of which were subsequently called in the latter part of 1996 and scheduled maturities of lower-yielding investment securities. The decrease in interest income on mortgage-backed securities was substantially due to a decrease of $9.1 million in the average balance of such assets resulting from sales of mortgage-backed securities and payments and prepayments of the mortgages underlying such securities. The sales of such securities occurred in November 1995, with no sales of such securities in 1996.

    INTEREST EXPENSE. Interest expense increased $911,000 or 4.2% to $22.4 million in 1996 compared to $21.5 million in 1995. The increase was due almost solely to an increase of $15.1 million or 3.7% in the average balance of deposits resulting from interest credited which was partially offset by a deposit outflow primarily related to accountholders purchasing the Company's common stock in the Conversion.

    PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $60,000 and $133,000 for 1996 and 1995, respectively. Provisions for losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated periodically by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The decrease in the provision for loan losses in 1996 compared to 1995 was due to management's evaluation of the adequacy of the allowance for loan losses.

      NONINTEREST INCOME. Noninterest income decreased $196,000 or 13.8% to $1.2 million in 1996 compared to $1.4 million in 1995 due primarily to a $311,000 decrease in gain on sales of mortgage-backed and investment securities. Such decrease was the result of no sales activity in 1996. Deposit fee income amounted to $764,000 and $716,000 for 1996 and 1995, respectively or a 6.7% increase.

      NONINTEREST EXPENSE. Noninterest expenses increased $3.9 million or 57.2% to $10.7 million in 1996 compared to $6.8 million in 1995. The increase was primarily due to a nonrecurring SAIF special assessment of $2.6 million, a $870,000 increase in salaries and employee benefits, a $117,000 increase in data processing and additional costs associated with being a public company. The increase in salaries and employee benefits was due to normal merit increases as well as increases in personnel and additional post retirement costs including the employee stock ownership plan ("ESOP") adopted in connection with the Conversion. Generally accepted accounting principles require recognition of compensation expense for shares released from the ESOP at the fair market value of the shares at the time they are committed to be released. Such costs amounted to $402,000 in 1996. The increase in data processing costs was the result of charges tied to the number of accounts reflecting the growth of the Bank.

      INCOME TAXES. Income taxes amounted to $1.8 million and $1.9 million for 1996 and 1995, respectively, resulting in effective tax rates of 34.1% and 31.8%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994.

    GENERAL. The Bank's net income amounted to $4.0 million for the year ended December 31, 1995 compared to $4.7 million for the year ended December 31, 1994. The decrease of $698,000 or 14.8% was primarily due to decreases in net interest income and noninterest income as well as an increase in noninterest expenses.

     NET INTEREST INCOME. The Bank's net interest income amounted to $11.4 million for the year ended December 31, 1995, a decrease of $664,000 or 5.5% compared to $12.1 million for the same period in 1994. The decrease was due to an increase of $3.8 million or 21.7% in interest expense which was partially offset by an increase of $3.2 million or 10.7% in interest income. The Bank's interest rate spread and net interest margin decreased to 2.37% and 2.66%, respectively, for the year ended December 31, 1995 from 2.74% and 2.96%, respectively, for the 1994 period. The ratio of interest-earning assets to interest-bearing liabilities was 105.92% and 105.23% for the years ended December 31, 1995 and 1994, respectively.

      INTEREST INCOME. The increase in interest income during the year ended December 31, 1995 compared to December 31, 1994 was primarily due to an increase of $4.3 million or 20.5% in interest income on loans receivable. Such increase was due to an increase in the average balance of such assets of $48.9 million or 19.0% as a result of increased loan demand. In addition, to a significantly lesser extent, the increase in interest income on loans receivable was due to an increase in the average yield earned on such assets of 10 basis points. Such increase in interest income on loans receivable was partially offset by a decrease in interest income on mortgage-backed securities of $846,000 or 52.1% due to a decrease in the average balance of such assets. During the year ended December 31, 1995, the Bank used liquidity from operations, including cash flow from mortgage-backed securities, primarily to fund loan originations.

      INTEREST EXPENSE. Interest expense, consisting solely of interest paid on deposits, increased by $3.8 million or 21.7% during the year ended December 31, 1995 compared to 1994 due primarily to an increase in the average rate paid on deposits. The average rate paid on deposits increased 76 basis points to 5.32% for the year ended December 31, 1995 compared to 4.56% for the year ended December 31, 1994. The increase in the average rate reflects both an increase in general market rates of interest in 1995 and the payment of higher rates on longer-term deposits by the Bank as part of its asset and liability management. The increase in deposit interest expense was also due to an increase in the average balance of deposits reflecting deposit inflows and marketing of the Bank's deposit products.

      PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $133,000 and $54,000 for 1995 and 1994, respectively. Provisions for losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated periodically by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers ability to repay, the estimated value of any underlying collateral and current economic conditions. The increase in the provision for loan losses in 1995 compared to 1994 was primarily due to the slight increase in nonperforming assets and management's desire to increase the allowance for loan losses in light of the increase in the Bank's loan portfolio.

      NONINTEREST INCOME. Noninterest income decreased $165,000 or 10.4% to $1.4 million for the year ended December 31, 1995 compared to $1.6 million for the year ended December 31, 1994. Such decrease was due primarily to a decrease of $135,000 in gain on sales of mortgage-backed and investment securities as a result of decreased sales activity in 1995.

      NONINTEREST EXPENSES. Noninterest expenses increased $169,000 or 2.5% between the 1995 and 1994 periods primarily due to an increase in salaries and employee benefits. The increase in salaries and employee benefits of $361,000 or 11.7%, due primarily to normal merit increases, as well as an increase in personnel, was partially offset by a decrease of $91,000 in the provision for real estate losses. The increase in personnel was due to increased staffing requirements as a result of the growth of the Bank.

      INCOME TAXES. Income taxes amounted to $1.9 million and $2.3 million, respectively, for the years ended December 31, 1995 and 1994, resulting in effective tax rates of 31.8% and 32.4%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

      The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, maturities and sales of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Dallas but has not generally utilized this source of funds.

      All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 5%. At December 31, 1996, the Bank's liquidity ratio was 12.3%.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At December 31, 1996, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $2.8 million. At the same date, the undisbursed portion of construction loans approximated $8.7 million. The Bank's unused lines of credit at December 31, 1996 were approximately $2.3 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1996 totaled $197.4 million. Investment securities scheduled to mature in one year or less at December 31, 1996 totaled $17.0 million. Management believes that a significant portion of maturing deposits will remain with the Bank.

      As of December 31, 1996, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 1996, the Bank's tangible, core and risk-based capital ratios amounted to 12.30%, 12.30% and 23.24%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

      In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," affecting the accounting for investments in debt and equity securities, which are to be classified into one of three categories. Securities which management has the positive intent and ability to hold until maturity are to be classified as held to maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All other securities are to be classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity until realized. The Bank adopted SFAS No. 115 as of January 1, 1994. As a result of its adoption of SFAS No. 115, the Company included in equity at December 31, 1996 and 1995 an unrealized gain net of taxes of $202,000 and $151,000, respectively, on securities available for sale. See also Note 1 of the Notes to Consolidated Financial Statements.

     In May 1993, the FASB also issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." In October 1994, the FASB issued SFAS No. 118 "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which amended income recognition methods and certain disclosures required by SFAS No. 114. The Bank implemented SFAS No. 114, as amended, on January 1, 1995. The statement establishes accounting measurement, recognition and reporting standards for impaired loans. SFAS No. 114 provides that a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement (both principal and interest). SFAS No. 114 requires that when a loan is impaired, impairment should be measured based on the present value of the expected cash flows, discounted at the loan's effective interest rate. If the loan is collateral dependent, as a practical expedient, impairment can be based on a loan's observable market price or the fair value of the collateral. The value of the loan is adjusted through a valuation allowance created through a charge against income. Residential mortgages and consumer installment obligations are excluded. Loans that were treated as in-substance foreclosures under previous accounting pronouncements are considered to be impaired loans and remain in the loan portfolio under SFAS No. 114. The adoption of SFAS No. 114, as amended, has not had a material effect on the Company's operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. This Statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose, in a footnote to the financial statements, pro forma net income and, if presented, earnings per share, as if this statement had been adopted. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. The Company will submit to its stockholders at the 1997 annual meeting the Company's 1997 stock option plan (the "Plan"). Assuming the Plan is approved by the stockholders the Company intends to use the intrinsic value based method of accounting. Accordingly, the Company does not believe that this statement will have a material impact on its financial condition or results of operations.

      In November 1993, the AICPA issued SOP 93-6, Employers' Accounting for Employee Stock Ownership Plans, which is effective for fiscal years beginning after December 15, 1993. SOP 93-6 applied to the Company for its year beginning January 1, 1996. SOP 93-6 requires the application of its guidance for shares acquired by ESOPs after December 31, 1992 but not yet committed to be released as of the beginning of the year SOP 93-6 is adopted. SOP 93-6 changes, among other things, the measure of compensation expense recorded by employers for leveraged ESOPs from the cost of ESOP shares to the fair value of ESOP shares. Under SOP 93-6, the Company recognizes compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that fair value of the Company's ESOP shares differ from the cost of such shares, this differential is charged or credited to equity. Employers with internally leveraged ESOPs such as the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP debt from the employer as a liability. The application of SOP 93-6 has not had a material impact on the Company's financial condition.

    In October 1994, the FASB issued SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 applies to financial statements issued for fiscal years ending after December 15, 1994. SFAS No. 119 requires entities that hold or issue derivative financial instruments for trading purposes to disclose related average fair value and net trading gains or losses. For entities that hold or issue derivative financial instruments for purposes other than trading, it requires disclosure about those purposes and about how the instruments are reported in financial statements. For entities that hold or issue derivative financial instruments and account for them as hedges of anticipated transactions, it requires disclosure about the anticipated transactions, the classes of derivative financial instruments used to hedge those transactions, the amounts of hedging gains and losses deferred, and the transactions or other events that result in recognition of the deferred gains or losses in earnings. SFAS No. 119 also encourages the disclosure of quantitative information about market risks of derivative financial instruments, and also of other assets and liabilities, that is consistent with the way the entity manages or adjusts risks and that is useful for comparing the results of applying the entity's strategies to its objectives for holding or issuing the derivative financial instruments. Although authorized by the Company's investment policy, the Company does not hold any derivative financial instruments under SFAS No. 119 and does not anticipate that the implementation of SFAS No. 119 will have a material impact on its results of operations or financial position.

      In March 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The statement does not apply to financial instruments, long-term customer relationships of a financial institution (core deposits), mortgage and other servicing rights and deferred tax assets. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances include, for example, a significant decrease in market value of an asset, a significant change in use of an asset, an adverse change in a legal factor that could effect the value of an asset. If such an event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss should be recognized as measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value can be determined by a current transaction, quoted market prices or present value of estimated expected future cash flows discounted at the appropriate rate. The statement is effective for fiscal years beginning after December 15, 1995. The Company does not anticipate implementation of SFAS No. 121 will have a material impact on its results of operations or financial position.

      In December 1994, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties" which requires entities to disclose specified information, including a description of certain risks and uncertainties. SOP 94-6 requires four new disclosures related to: (1) the nature of an entities operations, (2) a statement about the use of estimates in the financial statements, (3) uncertainties concerning estimates that affect financial statement amounts if it is reasonably possible that the estimates that will change within a year and that change could be material to the financial statements, and (4) risks related to concentrations in volume of business, sources of supply, revenue or market or geographic area if those concentrations expose the entity to risk of a disruption in operations within a year. The first two disclosures will always be necessary whereas the disclosure about certain significant estimates and vulnerability from concentrations apply if criteria specified in SOP 94-6 are met. SOP 94-6 is effective for fiscal years ending after December 15, 1995.

      In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," which requires that a mortgage banking enterprise record as a separate asset rights to service mortgage loans for others, however those servicing rights are acquired. In circumstances where mortgage loans are originated, separate asset rights to service mortgage loans are only recorded when the enterprise intends to sell such loans. This statement will be applied prospectively for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 122 is not expected to have a material impact on the Company's financial position or results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

      The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

      Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                                   [LETTERHEAD]



INDEPENDENT AUDITORS' REPORT

The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

    We have audited the consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP

February 15, 1997

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS)
                           DECEMBER 31, 1996 AND 1995

                                                                           1996        1995
                                                                        ----------  ----------
ASSETS
Cash and cash equivalents.............................................  $    6,819  $    8,845
Investment securities:
Available for sale, at fair value (amortized cost of $12 at December
  31, 1996 and 1995)..................................................         340         258
Held to maturity, at amortized cost (fair value at December 31, 1996
  and 1995, of $90,497 and $96,118, respectively).....................      90,982      96,054
Federal Home Loan Bank stock..........................................       3,026       2,821
Loans receivable, net of allowance at December 31, 1996 and 1995, of
  $1,251 and $1,228, respectively.....................................     396,508     339,505
Accrued interest receivable...........................................       3,620       3,477
Real estate acquired in settlement of loans, net......................         154         234
Office properties and equipment, net..................................       3,565       2,993
Prepaid expenses and other assets.....................................         725         292
                                                                        ----------  ----------
TOTAL ASSETS..........................................................  $  505,739  $  454,479
                                                                        ----------  ----------
                                                                        ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits.............................................................  $  422,858  $  417,229
 Advance payments by borrowers for taxes and insurance................         806         746
 Other liabilities....................................................       1,317       1,196
                                                                        ----------  ----------
   Total liabilities..................................................     424,981     419,171
                                                                        ----------  ----------
STOCKHOLDERS' EQUITY:
 Preferred stock, no par value, 5,000,000 shares authorized, none issued Common stock, $.01 par value, 20,000,000 shares authorized,
   5,153,751 shares issued, 4,896,063 shares outstanding..............          52      --
 Additional paid-in capital...........................................      49,975      --
 Unearned ESOP shares.................................................      (3,848)     --
 Unrealized gain on investment securities available for sale, net of
   tax of $126 in 1996 and $95 in 1995................................         202         151
 Retained earnings--substantially restricted..........................      38,557      35,157
                                                                        ----------  ----------
                                                                            84,938      35,308
Treasury stock, at cost, 257,688 shares...............................      (4,180)     --
                                                                        ----------  ----------
   Total stockholders' equity.........................................      80,758      35,308
                                                                        ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................  $  505,739  $  454,479
                                                                        ----------  ----------
                                                                        ----------  ----------


    See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

  CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
INTEREST INCOME:
 Loans receivable................................................................  $  30,498  $  25,544  $  21,200
 Investment securities...........................................................      6,258      6,343      6,410
 Mortgage-backed securities......................................................         22        778      1,624
 Other...........................................................................        414        299        556
                                                                                   ---------  ---------  ---------
   Total interest income.........................................................     37,192     32,964     29,790
INTEREST EXPENSE:
 Deposits........................................................................     22,409     21,538     17,700
 Other Borrowings................................................................         40     --         --
                                                                                   ---------  ---------  ---------
   Total interest expense........................................................     22,449     21,538     17,700
                                                                                   ---------  ---------  ---------
NET INTEREST INCOME..............................................................     14,743     11,426     12,090
PROVISION FOR LOAN LOSSES........................................................         60        133         54
                                                                                   ---------  ---------  ---------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES..............................     14,683     11,293     12,036
                                                                                   ---------  ---------  ---------
NONINTEREST INCOME:
 Gain on sales of investment securities, primarily mortgage-backed...............     --            311        446
 Deposit fee income..............................................................        764        716        741
 Other...........................................................................        458        391        396
                                                                                   ---------  ---------  ---------
   Total noninterest income......................................................      1,222      1,418      1,583
                                                                                   ---------  ---------  ---------
NONINTEREST EXPENSES:
 Salaries and employee benefits..................................................      4,325      3,455      3,094
 Net occupancy expense...........................................................        672        612        649
 Federal insurance premiums......................................................        902        910        867
 SAIF Special Assessment.........................................................      2,611     --         --
 Provision for real estate losses................................................         38         25        116
 Data processing.................................................................        745        628        672
 Postage and supplies............................................................        309        261        235
 Other...........................................................................      1,147        945      1,034
                                                                                   ---------  ---------  ---------
   Total noninterest expenses....................................................     10,749      6,836      6,667
                                                                                   ---------  ---------  ---------
INCOME BEFORE PROVISION FOR INCOME TAXES.........................................      5,156      5,875      6,952
PROVISION FOR INCOME TAXES.......................................................      1,756      1,871      2,250
                                                                                   ---------  ---------  ---------
NET INCOME.......................................................................  $   3,400  $   4,004  $   4,702
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
EARNINGS PER SHARE...............................................................       0.72  $     N/A        N/A
                                                                                   ---------
                                                                                   ---------

    See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (IN THOUSANDS)
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                              UNREALIZED
                                                                                               GAIN ON
                                                  ISSUED                         UNEARNED     SECURITIES
                                              COMMON STOCK          ADDITIONAL     ESOP      AVAILABLE FOR   RETAINED
                                       ---------------------------   PAID-IN      SHARES       SALE, NET     EARNINGS
                                       --------------  -----------  -----------  -----------  -------------  ---------
BALANCE, JANUARY 1, 1994                                                                                   $  26,451
 Effect of adoption of SFAS 115.......                                                        $ 821           --
 Net income...........................                                                           --            4,702
Net change in unrealized gain
  on securities available for sale....                                                         (732)          --
                                                                                             -----------   ---------
BALANCE, DECEMBER 31, 1994............                                                           89           31,153
 Net income...........................                                                          --            4,004
Net change in unrealized gain on
  securities available for sale.......                                                           62           --

BALANCE, DECEMBER 31, 1995............                                                          151           35,157
 Net income............................                                                                        3,400
 Issuance of common stock..............      5,153,751    $ 52        $ 49,848                  --            --
 Loan to Employee Stock
  Ownership Plan ("ESOP")..............                     --            --     $  (4,123)     --            --
 Repayment of ESOP loan and related
  increase in share value..............                     --             127         275      --            --
 Net change in unrealized gain
  on securities available for sale.....                     --             --            --      51           --
 Purchase of treasury stock, at cost...                     --             --            --     --            --
                                         --------------    ---        ---------  -----------   -----         --------
BALANCE, DECEMBER 31, 1996.............      5,153,751    $ 52        $  49,975   $  (3,848)   $202          $38,557
                                         --------------    ---        ---------  -----------   -----         --------
                                         --------------    ---        ---------  -----------   -----         ---------

                                              TREASURY STOCK        TOTAL
                                           --------------------  STOCKHOLDERS'
                                            SHARES     AMOUNT       EQUITY
                                           ---------  ---------  ------------
BALANCE, JANUARY 1, 1994                                          $   26,451
 Effect of adoption of SFAS 115.......                                   821
 Net income...........................                                 4,702
Net change in unrealized gain
  on securities available for sale....                                  (732)
                                                                   ----------
BALANCE, DECEMBER 31, 1994............                                31,242
 Net income...........................                                4,004
Net change in unrealized gain on
  securities available for sale.......                                    62

BALANCE, DECEMBER 31, 1995............                                35,308
 Net income............................                                3,400
 Issuance of common stock..............                               49,900
 Loan to Employee Stock
  Ownership Plan ("ESOP")..............                               (4,123)
 Repayment of ESOP loan and related
  increase in share value..............                                  402
 Net change in unrealized gain
  on securities available for sale.....                                   51
 Purchase of treasury stock, at cost...       257,688    $  (4,180)   (4,180)
                                             ---------   ---------  ------------
BALANCE, DECEMBER 31, 1996.............       257,688    $  (4,180)  $   80,758
                                             ---------   ---------  ------------
                                             ---------   ---------  ------------


    See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                      1996       1995       1994
                                                                                    ---------  ---------  ---------
OPERATING ACTIVITIES:
 Net income.......................................................................  $   3,400  $   4,004  $   4,702
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Provision for loan losses.......................................................         60        133         54
  Provision for real estate losses................................................         38         25        116
  Deferred tax provision..........................................................        111        153        109
  Gain on sale of investment securities...........................................     --           (311)      (446)
  Gain on sale of real estate owned...............................................        (10)       (11)       (45)
  Depreciation....................................................................        403        391        427
  Accretion of deferred loan fees.................................................       (640)      (470)      (466)
  Repayment of ESOP loan and related increase in share value......................        402        --         --
  Changes in operating assets and liabilities:
   Accrued interest receivable....................................................       (143)        17       (610)
   Prepaid expenses and other assets..............................................       (433)        29       (122)
   Other liabilities..............................................................        (21)       157        196
                                                                                    ---------  ---------  ---------
Net cash provided by operating activities.........................................      3,167      4,117      3,915
                                                                                    ---------  ---------  ---------
INVESTING ACTIVITIES:
Purchases of investment securities--held to maturity..............................    (41,172)   (24,395)   (48,617)
Purchases of loans................................................................     --         (3,235)      (720)
Proceeds from sales of investment securities -available for sale..................     --         10,253     19,454
Proceeds from maturities of investment securities -held to maturity...............     46,040     48,594     33,791
Loan originations, net of repayments..............................................    (56,518)   (56,265)   (42,078)
Proceeds from sales of real estate owned..........................................        146        117        260
Purchases of office properties and equipment......................................       (975)      (373)      (892)
                                                                                    ---------  ---------  ---------
Net cash used by investing activities.............................................    (52,479)   (25,304)   (38,802)
                                                                                    ---------  ---------  ---------
FINANCING ACTIVITIES:
Net increase in deposits..........................................................      5,629     21,746     20,575
Net increase in advance payments by borrowers for taxes and insurance.............         60          6        101
Increase from issuance of common stock, net of related expenses...................     45,777     --         --
Purchase of treasury stock........................................................     (4,180)    --         --
                                                                                    ---------  ---------  ---------
Net cash provided by financing activities.........................................     47,286     21,752     20,676
                                                                                    ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................     (2,026)       565    (14,211)
CASH AND CASH EQUIVALENTS:
Beginning of year.................................................................      8,845      8,280     22,491
                                                                                    ---------  ---------  ---------
End of year.......................................................................  $   6,819  $   8,845  $   8,280
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

                                                             (Continued)

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest.........................................................................  $  22,451  $  21,417  $  17,540
                                                                                   ---------  ---------  ---------
Income taxes.....................................................................  $   1,899  $   1,916  $   2,180
                                                                                   ---------  ---------  ---------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans......................................  $      95  $     128  $      98
                                                                                   ---------  ---------  ---------
Loans to facilitate sales of real estate owned...................................  $     110  $     108
                                                                                   ---------  ---------  ---------
Transfers of investment securities to available for sale portfolio...............             $   9,946
                                                                                              ---------
Increase (decrease) in unrealized gains, net.....................................  $      51  $      62  $    (732)
                                                                                   ---------  ---------  ---------

                                                                    (Concluded)

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations and Principles of Consolidation--First Federal Bancshares of Arkansas, Inc. (the "Company") was incorporated in January 1996 by First Federal Bank of Arkansas, FA (the "Bank") in connection with the conversion of the Bank from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, the issuance of the Bank's common stock to the Company, and the offer and sale of the Company's common stock by the Company (the "Conversion"). Upon consummation of the Conversion on May 3, 1996, the Company became a unitary holding company for the Bank. Approximately 50% of the net proceeds from the Conversion were used to acquire 100% of the common stock of the Bank. The remaining net proceeds from the Conversion were retained by the Company. The conversion was accounted for at historical cost in a manner similar to that in pooling of interests accounting.

    The Bank provides a broad line of financial products to individuals and small to medium sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation whose activities are limited to owning an interest in and servicing a commercial loan. All material intercompany transactions have been eliminated in consolidation. The financial statements as of December 31, 1995, and for the years ended December 31, 1994 and 1995, are those of the Bank prior to the Conversion. Results of operations and cash flows of the Bank for the period from January 1, 1996 to May 3, 1996, are included in the consolidated financial statements of the Company for the year ended December 31, 1996.

    Basis of Presentation--The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles ("GAAP").

    Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be significant.

    Liquidity Requirement--Regulations require the Bank to maintain an amount equal to 5% of deposits (net of loans on deposits) plus short-term borrowings in cash and U.S. Government and other approved securities.

    Cash and Cash Equivalents--For purposes of reporting cash flows, cash includes cash on hand and amounts due from depository institutions, which includes interest-bearing amounts available upon demand.

    Investment Securities--The Company classifies investment securities into one of two categories: held to maturity or available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at cost, adjusted for the amortization of premiums and the accretion of discounts.

    Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of tax as a separate component of equity until realized. Investment securities in the available for sale portfolio may be used as part of the Company's asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk or other economic factors.

    Premiums are amortized into interest income using the interest method to the earlier of maturity or call date. Discounts are accreted into interest income using the interest method over the period to maturity. The specific identification method of accounting is used to compute gains or losses on the sales of investment securities.

    The overall return or yield earned on mortgage-backed securities depends on the amount of interest collected over the life of the security and the amortization of any premium or accretion of any discount. Premiums and discounts are recognized in income using a method that approximates the level-yield method over the assets' remaining lives adjusted for anticipated prepayments. Although the Company receives the full amount of principal if prepaid, the interest income that would have been collected during the remaining period to maturity, net of any discount accretion or premium amortization is lost. Accordingly, the actual yields and maturities of mortgage-backed securities depend on when the underlying mortgage principal and interest are prepaid. Prepayments generally result when market interest rates fall below a mortgage's contractual interest rate and it is to the borrower's advantage to prepay the existing loan and obtain new, lower rate financing. In addition to changes in interest rates, mortgage prepayments depend on other factors such as loan types and geographic location of the related properties.

    If the fair value of an investment security declines for reasons other than temporary market conditions, the carrying value of such a security is written down to fair value by a charge to operations.

    Loans Receivable--Loans receivable are stated at unpaid principal balances less the allowance for loan losses and net of deferred loan fees or costs and discounts. Deferred loan fees or costs and discounts on first mortgage loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.

    The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, an amendment of SFAS No. 114, effective January 1, 1995. These statements address the accounting by creditors for impairment of certain loans. They apply to all creditors and to all loans, uncollateralized as well as collateralized, except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans measured at fair value or at lower of cost or fair value, leases, and debt securities. The Bank considers all one- to four- family residential mortgage loans, construction loans, and all consumer and other loans (as presented in Note 3) to be smaller homogeneous loans. These statements apply to all loans that are restructured involving a modification of terms. Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractual agreement and the borrower's repayment history. Management does not consider an insignificant delay or insignificant shortfall to impair a loan and has determined that a delay less than 90 days will be considered an insignificant delay and that an amount less than $25 thousand will be considered an insignificant shortfall. The Bank does not apply SFAS No. 114 using major risk classifications, but applies SFAS No. 114 on a loan by loan basis. All nonaccrual loans on which the accrual of interest has been discontinued are considered to be impaired. Impaired loans are considered to be nonaccrual loans only if they are 90 days or more past due. All loans are charged off when management determines that principal and interest are not collectible. Impaired loans during the years ended December 31, 1996 and 1995, were insignificant.

    The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments in excess of principal due are received, until such time that in management's opinion, the borrower will be able to meet payments as they become due.

    Any excess of the Bank's recorded investment in the loans (unpaid principal balance, adjusted for unamortized premium or discount and net of deferred loan origination fees or costs) over the measured value of the loans in accordance with SFAS No. 114 are provided for in the allowance for loan losses. The Bank reviews its loans for impairment on a quarterly basis.

    Allowance for Loan Losses--The allowance for loan losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

    Throughout the year management estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb anticipated losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

    Estimates of loan losses involve an exercise of judgment. While it is reasonably possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is adequate to absorb estimated losses that may exist in the current portfolio.

    Real Estate--Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of depreciated cost or fair value less estimated disposal costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations or the balance is written off if the carrying value of a property exceeds its estimated fair value. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

    Office Properties and Equipment--Office properties and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation of office properties and equipment using the straight-line method over the estimated useful lives of the individual assets which range from 3 to 30 years.

    Loan Origination Fees--Loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income using the level-yield method over the contractual life of the loans. When a loan is fully repaid or sold, the amount of unamortized fee or cost is recorded in income.

    Income Taxes--The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

    Interest Rate Risk--The Bank's asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Bank monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Bank's management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Bank to hold its assets as planned. However, the Bank is exposed to significant market risk in the event of significant and prolonged interest rate changes.

    Recently Issued Accounting Standards--In June 1996 the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extingquishments of Liabilities, as amended by SFAS No. 127. This statement provides accounting and reporting standards for transfer and servicing of financial assets and extinguishment of liabilities. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, as amended. Management believes that implementation of this pronouncement should have no material adverse effect on the Company's financial position or results of operations.

    Earnings per Share--Earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding, assuming the Company was a public company since January 1, 1996.

    Reclassifications--Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 1996.

2. INVESTMENT SECURITIES

    Investment securities consisted of the following (in thousands):

                                                           DECEMBER 31,1996
                                      -----------------------------------------------------
                                                        GROSS          GROSS
                                        AMORTIZED     UNREALIZED     UNREALIZED      FAIR
AVAILABLE FOR SALE                        COST          GAINS          LOSSES        VALUE
------------------------------------  -------------  ------------  -------------  ---------

FHLMC preferred stock                      $12          $328         $ --           $340
                                         -------      --------       -----          -----
Total                                      $12          $328         $ --           $340
                                         -------      --------       -----          -----

                                                           DECEMBER 31, 1996
                                      -----------------------------------------------------
                                                        GROSS          GROSS
                                         AMORTIZED    UNREALIZED     UNREALIZED      FAIR
HELD TO MATURITY                          COST          GAINS         LOSSES        VALUE
------------------------------------  ------------   -----------   -------------  -----------

U.S. Government and Agency
 obligations                            $90,755       $227           $719           $90,263
Mortgage-backed securities
 --FHLMC                                    227          7             --               234
                                      -----------     -----          -----          ---------
    Total                               $90,982       $234           $719           $90,497
                                      -----------     -----          -----          ---------
                                      -----------     -----          -----          ---------

                                                        GROSS          GROSS
                                        AMORTIZED     UNREALIZED     UNREALIZED      FAIR
AVAILABLE FOR SALE                        COST          GAINS         LOSSES        VALUE
------------------------------------  -------------  ------------  -------------  -----------
FHLMC preferred stock                      $12         $246           $ --           $258
                                          -----       ------         -------        -----
Total                                      $12         $246           $ --           $258
                                          -----       ------         -------        -----

                                                           DECEMBER 31, 1995
                                     --------------------------------------------------------
                                                        GROSS          GROSS
                                        AMORTIZED     UNREALIZED    UNREALIZED       FAIR
HELD TO MATURITY                          COST          GAINS          LOSSES        VALUE
------------------------------------  -------------  ------------  -------------  -----------

U.S. Government and Agency
 obligations                            $95,731          $633         $581           $95,783
Mortgage-backed securities--FHLMC           323            12          --                335
                                       ----------        -----        -----         ---------
    Total                               $96,054          $645         $581           $96,118
                                       ----------        -----        -----         ---------
                                       ----------        -----        -----         ---------


    The Company had pledged investment securities held to maturity with carrying values of approximately $13 million and $8 million at December 31, 1996 and 1995, respectively, as collateral for certain deposits in excess of $100 thousand.

    Gross realized gains on sales of available for sale securities were approximately $311 thousand in 1995 and $446 thousand in 1994. There were no significant gross losses.

    The scheduled maturities of debt securities at December 31, 1996, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           AMORTIZED     FAIR
                                                                             COST        VALUE
                                                                         -----------  ---------
Due in one year or less................................................     $17,017     $16,957
Due from one year to five years........................................      44,775      44,515
Due from five years to ten years.......................................      25,963      25,843
Due after ten years....................................................       3,000       2,948
Mortgage-backed securities.............................................         227         234
                                                                         -----------  ---------
Total..................................................................   $  90,982   $  90,497
                                                                         -----------  ---------
                                                                         -----------  ---------

    Upon adoption of SFAS 115 on January 1, 1994, the Bank classified approximately $20 million of investment securities as available for sale and recorded an unrealized holding gain, net of tax, of $821 thousand as an addition to equity.

    In November 1995, the FASB issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the "Guide"). The Guide provides that an enterprise may, concurrent with initial adoption of the Guide but no later than December 31, 1995, reassess the appropriateness of the classification of all securities held at that time and account for any resulting reclassification at fair value in accordance with SFAS 115, paragraph 15. Reclassifications from held to maturity resulting from this one-time reassessment do not call into question the intent of an enterprise to hold other debt securities to maturity in the future. The Bank adopted the implementation guidance on November 15, 1995, and reclassified mortgage-backed securities with a carrying value of $9.9 million and a fair value of $10.2 million at that date from held to maturity to available for sale. On November 15, 1995, such mortgage-backed securities were sold with a gain of $311 thousand. Related income taxes due on gain were approximately $104 thousand.

    Management's intent and ability to hold investment and mortgage-backed securities classified as held to maturity will have a significant effect on the Company. Since management expresses a positive intent to hold such securities to maturity and they believe the Company has the ability to do so, the securities are classified as held to maturity and are carried in the statements of financial condition at amortized cost. In the absence of such positive intent or ability, the securities would be classified as available for sale and carried at estimated fair value. The Company may transfer or sell a security classified as held to maturity if it is near maturity or call date (within three months) if exercise of the call is probable or if substantially all of the principal has been collected (at least 85%) and under certain other circumstances including the deterioration of the issuer's creditworthiness, a change in tax law, statutory requirements, or other regulatory requirements. If the Company sells or transfers securities from the held to maturity portfolio not meeting one of the above exceptions, the entire held to maturity portfolio would most likely be reclassified as available for sale, resulting in unrealized holding gains and losses being reported net of tax as a separate component of stockholders' equity.

3. LOANS RECEIVABLE

   Loans receivable consisted of the following (in thousands):

                                                                         DECEMBER    DECEMBER
                                                                           31,         31,
                                                                           1996        1995
                                                                        ----------   ----------
First mortgage loans:
 One- to four- family residences......................................   $  338,349   $  287,872
 Other properties.....................................................       20,691       20,783
 Construction.........................................................       20,053       11,603
 Less:
  Unearned discounts...................................................      (1,253)      (1,420)
  Undisbursed loan funds...............................................      (8,670)      (4,298)
  Deferred loan fees, net..............................................      (3,232)      (2,423)
                                                                          ----------    ----------
    Total first mortgage loans.........................................     365,938      312,117
                                                                          ----------    ----------
Consumer and other loans:
 Commercial loans......................................................       4,348        4,014
 Automobile............................................................       7,556        6,993
 Consumer loans........................................................       4,077        4,336
 Home equity and second mortgage.......................................      12,549       10,466
 Savings loans.........................................................       1,526        1,174
 Other.................................................................       1,641        1,511
 Add--Deferred loan costs..............................................         124          122
                                                                          ----------  ----------
      Total consumer and other loans...................................      31,821       28,616
                                                                          ----------  ----------
Allowance for loan losses.............................................       (1,251)      (1,228)
                                                                          ----------  ----------
    Loans receivable, net..............................................  $  396,508   $  339,505
                                                                          ----------  ----------
                                                                          ----------  ----------

    The Company originates and maintains loans receivable which are substantially concentrated in its lending territory (primarily Northwest and Northcentral Arkansas). The majority of the Company's loans are residential mortgage loans and construction loans for residential property. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company.

    In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $2.3 million and $1.9 million at December 31, 1996 and 1995, respectively.

4. LOAN SERVICING

    Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows (in thousands):

                                                                DECEMBER 31,  DECEMBER 31,   DECEMBER 31,
                                                                    1996          1995           1994
                                                                ------------  -------------  -------------
Mortgage loans underlying FHLMC pass-through securities.......   $  440        $  519         $  702
Mortgage loan portfolios serviced for other investors.........    1,335         1,477          2,465
                                                                --------       -------        -------
     Total....................................................   $1,775        $1,996         $3,167
                                                                --------       -------        -------
                                                                --------       -------        -------

    Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5. ACCRUED INTEREST RECEIVABLE

    Accrued interest receivable consisted of the following (in thousands):

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1996           1995
                                                                   -------------  -------------
Loans............................................................    $   2,348      $   2,046
Investment securities............................................        1,272          1,431
                                                                        ------         ------
    Total........................................................    $   3,620      $   3,477
                                                                        ------         ------
                                                                        ------         ------

6. ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

    A summary of the activity in the allowances for loan and real estate losses is as follows (in thousands):

                                              YEAR ENDED              YEAR ENDED               YEAR ENDED
                                           DECEMBER 31, 1996       DECEMBER 31, 1995         DECEMBER 31, 1994
                                        ----------------------  ----------------------  -------------------------
                                                      REAL                    REAL                       REAL
                                          LOANS      ESTATE       LOANS      ESTATE       LOANS         ESTATE
                                        ---------  -----------  ---------  -----------  ---------     -----------
Balance, beginning of year..............  $   1,228   $  --      $   1,134   $  --       $   1,447      $  --
Provisions for estimated losses.........         60      38            133      25              54        116
Recoveries..............................          3      --              1      --               1         --
Losses charged off......................        (40)    (38)           (40)    (25)           (368)      (116)
                                          ---------   ------     ---------   ------      ---------      ------
Balance, end of year....................  $   1,251   $  --      $   1,228   $  --       $   1,134      $  --
                                          ---------   ------     ---------   ------      ---------      ------
                                          ---------   ------     ---------   ------      ---------      ------

7. FEDERAL HOME LOAN BANK STOCK

    THE BANK IS A MEMBER OF THE FEDERAL HOME LOAN BANK SYSTEM. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans or .3% of its total assets. No ready market exists for such stock and it has no quoted market value.

8. OFFICE PROPERTIES AND EQUIPMENT

    Office properties and equipment consisted of the following (in thousands):

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1996           1995
                                                                   -------------  -------------
Land.............................................................    $     902      $     672
Buildings and improvements.......................................        2,797          2,526
Furniture and equipment..........................................        2,796          2,457
Automobiles......................................................          374            301
                                                                        ------         ------
Total............................................................        6,869          5,956
Accumulated depreciation.........................................       (3,304)        (2,963)
                                                                        ------         ------
Office properties and equipment, net.............................    $   3,565      $   2,993
                                                                        ------         ------
                                                                        ------         ------

9. DEPOSITS

    Deposits are summarized as follows (in thousands):

                                                                   DECEMBER 31,  DECEMBER 31,
                                                                       1996          1995
                                                                   ------------  ------------
Demand and NOW accounts, including noninterest-bearing deposits
  of $9,290 and $8,210 in 1996 and 1995,respectively.............   $   45,698    $   42,332
Money market.....................................................       17,214        19,920
Regular savings..................................................       26,451        27,480
Certificates of deposit..........................................      333,495       327,497
                                                                   ------------  ------------
Total............................................................   $  422,858    $  417,229
                                                                   ------------  ------------
                                                                   ------------  ------------

    The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100 thousand was approximately $29 million and $23 million at December 31, 1996 and 1995, respectively.

    At December 31, 1996, scheduled maturities of certificates of deposit are as follows (in thousands):

                                                                                                TOTAL
                                                                                              ----------
Years ending December 31:
1997                                                                                          $  197,406
1998                                                                                              49,443
1999                                                                                              26,676
2000                                                                                              15,193
2001                                                                                              10,966
Thereafter                                                                                        33,811
                                                                                             -----------
    Total                                                                                     $  333,495

    Interest expense on deposits consisted of the following (in thousands):

                                                                                             YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
NOW and Money Market.............................................................   $  1,324   $  1,359   $  1,543
Regular savings and certificate accounts.........................................     21,178     20,395     16,256
Early withdrawal penalties.......................................................        (93)      (216)       (99)
                                                                                   ---------  ---------  ---------
    Total........................................................................  $  22,409  $  21,538  $  17,700
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    At December 31, 1996 and 1995, the Bank had pledged investment securities of approximately $13 million and $8 million, respectively, as collateral for certain deposits in excess of $100 thousand.

    Eligible deposits of the Bank are insured up to $100 thousand by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by the law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits.

    Legislation, passed by the U.S. House of Representatives and the Senate, was signed into law by the President on September 30, 1996, to recapitalize the SAIF. As a result of such legislation, the Bank was required to pay a one-time special assessment of $2.6 million which had an approximate $1.7 million after-tax effect. The legislation also mandated that the deposit insurance premiums charged SAIF-insured institutions (such as the Bank) decline to approximately 6.5 basis points effective January 1, 1997. The mandated decline in the premium rate is expected to reduce the Bank's annual SAIF premiums by approximately $625 thousand (based on current deposit levels) which would result in an approximate $400 thousand after-tax effect.

10. INCOME TAXES

    The provisions for income taxes are summarized as follows (in thousands):

                                                                                                 YEAR ENDED
                                                                                                DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------

Income tax provision:
 Current.............................................................................  $   1,645  $   1,718  $   2,141
 Deferred............................................................................        111        153        109
                                                                                       ---------  ---------  ---------
    Total............................................................................  $   1,756  $   1,871  $   2,250
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                            1996             1995             1994
                                                       ---------------  ---------------  ---------------
Taxes at statutory rate..............................   $1,753   34.0%   $1,997   34.0%   $2,364   34.0%
Increase (decrease) resulting from:
State income tax.....................................     --       --      --      --         14    0.2%
Other, net...........................................        3    0.1%     (126)  (2.2)%    (128)  (1.8)%
                                                         -----   -----     -----  ------  ------- -------
Total................................................   $1,756   34.1%   $1,871   31.8%    2,250  $ 32.4%
                                                         -----   -----     -----  ------  ------- --------
                                                         -----   -----     -----  ------  ------- --------

    During the year ended December 31, 1996, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Bank will begin changing its method of determining bad debt reserves for tax purposes following the year ended December 31, 1995. The amounts to be recaptured for income tax reporting purposes are considered by the Bank in the determination of the net deferred tax liability at December 31, 1996.

    Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

    The Company's deferred tax asset (liability) account was comprised of the following (in thousands):

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1996           1995
                                                                   -------------  -------------
Deferred tax assets--loan fees deferred..........................    $ 211         $ 283
Deferred tax liabilities:
Office properties................................................     (141)         (131)
Federal Home Loan Bank stock.....................................     (407)         (356)
Investment securities available for sale.........................     (126)          (95)
Loan loss reserves...............................................      (11)          (32)
                                                                      -----         -----
Total deferred tax liabilities...................................     (685)          (614)
                                                                      -----          -----
Net deferred tax liability.......................................    $(474)         $(331)
                                                                      -----          -----
                                                                      -----          -----

    SFAS No. 109, Accounting for Income Taxes, provides for the recognition of a deferred tax asset or liability for the future tax consequences of differences in carrying amounts and tax bases of assets and liabilities. Specifically exempted from this provision are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million at December 31, 1996 and 1995. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 1996 and 1995.

11. RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

    The Bank is a participant in a trusted multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. For the years ended December 31, 1996 and 1995, there was a net pension cost of approximately $100 thousand and $43 thousand, respectively. No pension cost was incurred for the year ended December 31, 1994.

    The Company established an Employee Stock Ownership Plan ("ESOP") on May 3, 1996. During 1996, the ESOP borrowed $4.1 million from the Company to purchase shares of Company stock. The loan is collateralized by the shares that were purchased with the proceeds of the loan. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP.

    During the year ended December 31, 1996, ESOP expense was approximately $402 thousand.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Company does not use financial instruments with off-balance sheet risk as part of its asset/liability management program or for trading purposes. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Such collateral consists primarily of residential properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    The Company had the following outstanding commitments at December 31, 1996 (in thousands):

Undisbursed construction loans.....................................   $ 8,670
Commitments to originate mortgage loans............................     2,760
Letters of credit..................................................        53
Unused lines of credit.............................................     2,297
                                                                     ---------
Total..............................................................   $13,780
                                                                     ---------
                                                                     ---------

    The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 1996, interest rates on commitments ranged from 5.5% to 10.25%.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of financial instruments are as follows (in thousands):

                                                                         DECEMBER 31, 1996     DECEMBER 31, 1995
                                                                        --------------------  --------------------
                                                                        CARRYING     FAIR     CARRYING     FAIR
                                                                          VALUE      VALUE      VALUE      VALUE
                                                                        ---------  ---------  ---------  ---------
ASSETS:
Cash and cash equivalents.............................................  $   6,819  $   6,819  $   8,845  $   8,845
Investment securities:
Available for sale....................................................        340        340        258        258
Held to maturity......................................................     90,982     90,497     96,054     96,118
Federal Home Loan Bank stock..........................................      3,026      3,026      2,821      2,821
Loans receivable, net.................................................    396,508    399,175    339,505    343,369
Accrued interest receivable...........................................      3,620      3,620      3,477      3,477
LIABILITIES:
Deposits:
Demand, NOW, money market and regular savings.........................     89,363     89,363     89,732     89,732
Certificates of deposit...............................................    333,495    336,303    327,497    331,262
Accrued interest payable..............................................        434        434        436        436
Advance payments by borrowers for taxes and insurance 806.............        806        806        746        746
Commitments...........................................................     --         --         --         --

    For cash and cash equivalents, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates considering anticipated prepayment speeds, maturity and credit risks.

    The fair value of demand deposit accounts, NOW accounts, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities at the reporting date. For advance payments by borrowers for taxes and insurance and accrued interest payable the carrying value is a reasonable estimate of fair value. Commitments are generally made at prevailing interest rates at the time of funding and, therefore, there is no difference between the contract amount and fair value. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

14. COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

15. RETAINED EARNINGS--SUBSTANTIALLY RESTRICTED

    Upon conversion, the Company established a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Bank as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

    The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

16. REGULATORY MATTERS

    The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital and core (Tier I) capital (as defined in the regulations) to adjusted total assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined).

    Prior to December 31, 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the Bank must maintain minimum core (Tier I) leverage, core (Tier I) risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

    The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:

                                                                                                     TO BE WELL
                                                                                                  CAPITALIZED UNDER
                                                                                FOR CAPITAL       PROMPT CORRECTIVE
                                                            ACTUAL           ADEQUACY PURPOSES    ACTION PROVISIONS
                                                     --------------------  --------------------  --------------------
                                                      AMOUNT      RATIO     AMOUNT       RATIO      AMOUNT      RATIO
                                                     ---------  ---------  ---------     -----     ---------  ---------
As of December 31, 1996:
Tangible Capital to Adjusted Total Assets..........  $  60,932      12.30% $   7,429        1.50%        N/A        N/A
Core (Tier I) Capital to Adjusted Total Assets.....     60,932      12.30%    14,858        3.00%  $  24,764       5.00%
Total Risk-Based Capital to Risk-Weighted Assets...     61,923      23.24%    21,315        8.00%     26,643      10.00%
Core (Tier I) Capital to Risk-Weighted Assets......     60,932      22.87%       N/A        N/ A      15,986       6.00%
As of December 31, 1995:
Tangible Capital to Adjusted Total Assets..........  $  35,157       7.74% $   6,814        1.50%        N/A        N/A
Core (Tier I) Capital to Adjusted Total Assets.....     35,157       7.74%    13,627        3.00%  $  22,712       5.00%
Total Risk-Based Capital to Risk-Weighted Assets...     36,130      15.57%    18,569        8.00%     23,212      10.00%
Core (Tier I) Capital to Risk-Weighted Assets......     35,157      15.15%       N/A        N/ A      13,927       6.00%


17. PARENT COMPANY ONLY FINANCIAL INFORMATION

    The following condensed statement of financial condition, as of December 31, 1996, and condensed statement of income and of cash flows for the period from May 3, 1996 (date of conversion) to December 31, 1996, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS)
DECEMBER 31, 1996
------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents..........................................  $    49
Investment securities, held to maturity............................    9,987
Loan to bank subsidiary............................................    9,268
Accrued interest receivable........................................      210
Investment in bank subsidiary......................................   61,134
Other assets.......................................................      178
                                                                     ---------
TOTAL ASSETS.......................................................  $80,826
                                                                     ---------
                                                                     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities.............................  $    68
Stockholders' equity...............................................   80,758
                                                                     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................  $80,826
                                                                     ---------
                                                                     ---------

CONDENSED STATEMENT OF INCOME (IN THOUSANDS)
FOR THE PERIOD FROM MAY 3, 1996 TO DECEMBER 31, 1996
------------------------------------------------------------------------------

INCOME:
Interest income--investment securities..............................  $   537
Interest income--loan to bank subsidiary............................      401
                                                                      ---------
Total income........................................................      938
EXPENSES:
Management fees.....................................................       44
Other operating expenses............................................       64
                                                                      ---------
Total expenses......................................................      108
                                                                      ---------
INCOME BEFORE INCOME TAX EXPENSE AND EQUITY IN UNDISTRIBUTED
  EARNINGS OF BANK SUBSIDIARY.......................................      830
INCOME TAX EXPENSE..................................................      316
                                                                      ---------
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDARY....      514
EQUITY OF UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY.................    2,886
                                                                      ---------
NET INCOME..........................................................  $ 3,400
                                                                      ---------
                                                                      ---------

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENT OF CASH FLOWS (IN THOUSANDS)
FOR THE PERIOD FROM MAY 3, 1996 TO DECEMBER 31, 1996
------------------------------------------------------------------------------

OPERATING ACTIVITIES:
Net income.........................................................  $ 3,400
Adjustments to reconcile net income to net cash provided by
  operating activities:
Equity in undistributed net income of bank subsidiary..............   (2,886)
Repayment of ESOP loan and related increase in share value.........      402
Changes in operating assets and liabilities:
Accrued interest receivable........................................     (210)
Other assets.......................................................     (178)
Accrued expenses and other liabilities.............................       68
                                                                     ---------
Net cash provided by operating activities..........................      596
INVESTING ACTIVITIES:
Purchase of bank subsidiary stock..................................  (22,889)
Loan to bank subsidiary, net of repayments.........................   (9,268)
Purchases of investment securities--held to maturity...............  (14,987)
Proceeds from maturities of investment securities--held to
  maturity.........................................................    5,000
                                                                     ---------
Net cash used by investing activities..............................  (42,144)
FINANCING ACTIVITIES:
Increase from issuance of common stock, net of related expenses....   45,777
Purchase of treasury stock.........................................   (4,180)
                                                                     ---------
Net cash provided by financing activities..........................   41,597
                                                                     ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........................       49
CASH AND CASH EQUIVALENTS:
Beginning of period................................................        0
                                                                     ---------
End of period......................................................  $    49
                                                                     ---------
                                                                     ---------

                                  * * * * * *

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
FIRST FEDERAL BANK OF ARKANSAS, FA
------------------------------------------------------------------------------

DIRECTORS                                   EXECUTIVE OFFICERS
Frank L. Coffman, Jr.                       Frank L. Coffman, Jr.
Chairman of the Board and                   Chairman of the Board and
Chief Executive Officer                     Chief Executive Officer

Larry J. Brandt                             Larry J. Brandt
President and Chief Operating               President and Chief Operating
Officer Officer

John P. Hammerschmidt                       Carolyn M. Thomason
U. S. Congressman, Retired                  Executive Vice President and Secretary

James D. Heuer                              Tommy W. Richardson
Farming and Investments                     Senior Vice President and Chief Financial Officer

William F. Smith                            Sherri R. Billings
Retired Pharmacist and Investments          Senior Vice President and Treasurer


BANKING LOCATIONS
------------------------------------------------------------------------------

                                 MAIN OFFICE

                              200 West Stephenson
                            Harrison, Arkansas 72601

                                 BRANCH OFFICES

    128 West Stephenson                               301 Highway 62 West
  Harrison, Arkansas 72601                          Yellville, Arkansas 72687

  Corner Central & Willow                             307 North Walton Blvd.
  Harrison, Arkansas 72601                         Bentonville, Arkansas 72712

 Ozark Mall--Hwy. 62-65 North                          3460 North College
  Harrison, Arkansas 72601                         Fayetteville, Arkansas 72703

   324 Highway 62-65 Bypass                                1303 West Hudson
   Harrison, Arkansas 72601                             Rogers, Arkansas 72756

      210 South Main                               201 East Henri De Tonti Blvd.
 Berryville, Arkansas 72616                          Tontitown, Arkansas 72762

    666 Highway 62 East
Mountain Home, Arkansas 72653

STOCKHOLDER INFORMATION
------------------------------------------------------------------------------

    First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA. The Bank is a federally-chartered, SAIF-insured savings institution operating through its main office and nine full service branch offices. The Company's and the Bank's principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

TRANSFER AGENT/REGISTRAR:

    Registrar and Transfer Company
    10 Commerce Drive
    Cranford, New Jersey 07016
    Phone: (800) 368-5948

STOCKHOLDER REQUESTS:

    Request for annual reports, quarterly reports and related stockholder literature should be directed to Investor Relations, First Federal Bancshares of Arkansas, Inc., P. O. Box 550, Harrison, Arkansas 72602.

    Stockholders needing assistance with stock records, transfers or lost certificates, should contact the Company's transfer agent, Registrar and Transfer Company.

COMMON STOCK INFORMATION:

    Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 11, 1997, the Company had 4,896,063 shares of common stock outstanding and had approximately 1,597 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

    The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq (the common stock commenced trading on the Nasdaq National Market System on May 3, 1996). No cash dividends were paid on the common stock during the periods indicated.

                                                         HIGH        LOW
                                                      ---------  ---------
Quarter ended
June 30, 1996                                           $14.00     $12.88

Quarter ended
September 30, 1996                                       15.38      12.75

Quarter ended
December 31, 1996                                        16.50      14.75