Form 10-K405, Exhibit 13
period 1997-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 1998-03-27
CIK 1006424

                           FIRST FEDERAL BANCSHARES
                               OF ARKANSAS, INC.




                                     1997

                                 ANNUAL REPORT

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
President's Letter to Stockholders.................................           1
Corporate Profile..................................................           2
Selected Consolidated Financial and Other Data.....................           3
Selected Quarterly Operating Results...............................           5
Management's Discussion and Analysis of Financial Condition
   and Results of Operations.......................................           6
Independent Auditors' Report.......................................          16
Consolidated Financial Statements..................................          17
Directors and Executive Officers...................................          39
Banking Locations..................................................          39
Stockholder Information............................................          40

                                 FIRST FEDERAL
                                  BANCSHARES
                               of Arkansas, Inc.

Dear Stockholder:

    First Federal Bancshares had another great year in 1997! Our stock appreciated over 49% and we increased our quarterly dividend to six cents a share. We also achieved record profits with net income of $5.5 million.

    In 1997 we achieved our third consecutive "outstanding" rating on our Community Reinvestment Act (CRA) examination. Our outstanding CRA rating is indicative of our strong banking commitment to our communities we serve.

    We continue to excel in both mortgage and installment lending with over $145 million in new loans originated in 1997 in northwest Arkansas. Our new Secondary Mortgage Division got off to an excellent start in 1997 and we anticipate they will surpass their goals for this year.

    We also opened two more offices in booming Washington County in Northwest Arkansas. The first office was opened on Crossover Road in Fayetteville and we had our grand opening in April. The building was acquired from the Bank of Arkansas and, with some renovation, has become a flagship office for the Fayetteville area. The second office was opened in Farmington and we held the grand opening in November. The Farmington office is a new concept for us in branch banking. It is located in a leased office adjoining a convenience store complex. This high visibility location has made this office a valuable addition to our branch network.

    Our new Visa Check Card received an excellent response from our customers and our VOICELINE 24 telephone banking continues to increase in volume each month. In addition, we will introduce Internet Banking during 1998. Our commitment to automation and leading edge technology has been a key to our outstanding efficiency ratio of 53.8%.

    Finally, our vision is to be "the premier family bank in Arkansas". The board, management and all "First Team" members are committed to this vision and our mission of "being the best provider of family banking services in our market areas and maximizing our stockholders' value". We appreciate your confidence expressed by investing in First Federal Bancshares of Arkansas.

                                    Sincerely,

                                   /s/ Larry J. Brandt President
                                   --------------------------------
                                       Larry J. Brandt
                                       President

                               CORPORATE PROFILE

    First Federal Bancshares of Arkansas, Inc. (the "Company") was incorporated in January 1996 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Bank of Arkansas, FA ("First Federal" or the "Bank") in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on May 3, 1996 and, as a result, the Company became a unitary savings and loan holding company of the Bank. The Company has no significant assets other than the shares of the Bank's common stock acquired in the Conversion, the Company's loan to the Employee Stock Ownership Plan ("ESOP") and the portion of the net Conversion proceeds retained and invested by the Company. The Company has no significant liabilities.

    The Bank is a federally chartered stock savings and loan association which was formed in 1934. First Federal conducts business from its main office and eleven full service branch offices, all of which are located in a six county area in Northcentral and Northwest Arkansas comprised of Benton, Marion, Washington, Carroll, Baxter and Boone counties. First Federal's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to the maximum extent permitted by law. The Bank is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. To a significantly lesser extent, the Bank's activities have also included origination of multi-family residential loans, commercial real estate loans, construction loans, commercial loans and consumer loans. In addition, the Bank maintains a significant portfolio of investment securities.

    At December 31, 1997, the Company had total assets of $549.6 million, total deposits of $450.9 million and stockholders' equity of $82.9 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(870)741-7641.

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

                                                              AT OR FOR THE
                                                         YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------
                                          1997        1996       1995         1994        1993
                                       ---------   ---------   ---------   ---------   ---------
                                                            (IN THOUSANDS)
Selected Financial Condition Data:
  Total assets......................   $ 549,607   $ 505,739   $ 454,479   $ 428,312   $ 402,649
  Cash and cash equivalents.........       6,627       6,819       8,845       8,280      22,491
  Investment securities.............      95,533      91,322      96,312     130,527     134,861
  Loans receivable, net.............     433,942     396,508     339,505     279,783     236,659
  Deposits..........................     450,874     422,858     417,229     395,483     374,908
  Federal Home Loan Bank advances...      11,997        --          --          --          --
  Stockholders' equity..............      82,884      80,758      35,308      31,242      26,451

Selected Operating Data:
  Interest income...................   $  40,445   $  37,192   $  32,964   $  29,790   $  29,944
  Interest expense..................      23,748      22,449      21,538      17,700      17,047
                                       ---------   ---------   ---------   ---------   ---------
  Net interest income...............      16,697      14,743      11,426      12,090      12,897
  Provision for loan losses.........        --            60         133          54         511
                                       ---------   ---------   ---------   ---------   ---------
  Net interest income after provision
   for loan losses..................      16,697      14,683      11,293      12,036      12,386
  Gain on sale of mortgage-backed
   and investment securities........         394        --           311         446       1,036
  Noninterest income................       1,526       1,222       1,107       1,137       1,165
  Noninterest expense(1)............      10,016      10,749       6,836       6,667       6,132
                                       ---------   ---------   ---------   ---------   ---------
  Income before income taxes........       8,601       5,156       5,875       6,952       8,482
  Provision for income taxes........       3,099       1,756       1,871       2,250       3,109
                                       ---------   ---------   ---------   ---------   ---------
    Net income(1)...................   $   5,502   $   3,400   $   4,004   $   4,702   $   5,373
                                       ---------   ---------   ---------   ---------   ---------
                                       ---------   ---------   ---------   ---------   ---------


------------------------

(1) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------
                                              1997      1996      1995      1994      1993
                                             ------    ------    ------    ------    ------
Selected Operating Ratios(1):
Return on average assets(2)...............     1.03%      .69%      .91%     1.12%     1.35%
Return on average equity(2)...............     6.76      5.22     12.03     16.22     22.56
Average equity to average assets..........    15.26     13.23      7.55      6.91      5.99
Interest rate spread(3)...................     2.47      2.48      2.37      2.74      3.14
Net interest margin(3)....................     3.22      3.08      2.66      2.96      3.33
Net interest income after provision for
  loan losses to noninterest expense......   166.70    136.60    165.20    180.53    201.99
Noninterest expense to average assets.....     1.88      2.18      1.55      1.59      1.54
Average interest-earning assets to
  average interest-bearing liabilities....   116.21    112.96    105.92    105.23    104.37
Operating efficiency(4)...................    53.80     67.33     53.22     48.76     40.54

Asset Quality Ratios(5):
Nonperforming loans to total loans(6).....     1.11      0.18      0.10      0.09      0.60
Nonperforming assets to total assets(6)...     0.94      0.17      0.13      0.12      0.48
Allowance for loan losses to
  non-performing loans(6).................    24.12    173.51    350.86    420.00     99.25
Allowance for loan losses to total loans..     0.27      0.30      0.35      0.40      0.59

Capital Ratios(5):
Tangible capital to adjusted total assets.    11.98     12.30      7.74      7.29      6.57
Core capital to adjusted total assets.....    11.98     12.30      7.74      7.29      6.57
Risk-based capital to risk-weighted
  assets..................................    22.52     23.24     15.57     16.62     16.52

Other Data:
Full service offices at end of period.....       12        10         8         8         8

------------------------

(1) Ratios for 1997 are based on average daily balances. Ratios prior to 1997 are based on average month end balances.

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

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                    FOURTH        THIRD       SECOND        FIRST
YEAR ENDED DECEMBER 31, 1997                                        QUARTER      QUARTER      QUARTER      QUARTER
----------------------------------------------------------------  -----------  -----------  -----------  -----------
Interest income.................................................   $  10,456    $  10,226    $  10,048    $   9,715
Interest expense................................................       6,191        6,153        5,831        5,573
                                                                  -----------  -----------  -----------  -----------
Net interest income.............................................       4,265        4,073        4,217        4,142
Provision for loan losses.......................................      --           --           --           --
                                                                  -----------  -----------  -----------  -----------
Net interest income after provision for loan losses.............       4,265        4,073        4,217        4,142
Noninterest income..............................................         370          360          872          318
Noninterest expense.............................................       2,501        2,374        3,029        2,112
                                                                  -----------  -----------  -----------  -----------
Income before income taxes......................................       2,134        2,059        2,060        2,348
Provision for income taxes......................................         774          748          739          838
                                                                  -----------  -----------  -----------  -----------
Net income......................................................   $   1,360    $   1,311    $   1,321    $   1,510
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Earnings per share(2):
  Basic.........................................................   $    0.30    $    0.29    $    0.29    $    0.33
  Diluted.......................................................   $    0.30    $    0.29    $    0.29    $    0.33

Selected Ratios (Annualized):
Net interest margin.............................................        3.19%        3.07%        3.29%        3.33%
Return on average assets........................................        0.99         0.96         1.00         1.18
Return on average equity........................................        6.62         6.50         6.50         7.41

                                                                    FOURTH        THIRD       SECOND        FIRST
YEAR ENDED DECEMBER 31, 1996                                        QUARTER      QUARTER      QUARTER      QUARTER
----------------------------------------------------------------  -----------  -----------  -----------  -----------
Interest income.................................................   $   9,655    $   9,600    $   9,232    $   8,705
Interest expense................................................       5,598        5,556        5,592        5,703
                                                                  -----------  -----------       -----        -----
Net interest income.............................................       4,057        4,044        3,640        3,002
Provision for loan losses.......................................          60       --           --           --
                                                                  -----------  -----------       -----        -----
Net interest income after provision for loan losses.............       3,997        4,044        3,640        3,002
Noninterest income..............................................         314          307          311          290
Noninterest expense(1)..........................................       2,190        4,738        1,951        1,870
                                                                  -----------  -----------       -----        -----
Income (loss) before income taxes...............................       2,121         (387)       2,000        1,422
Provision (benefit) for income taxes............................         711         (127)         692          480
                                                                  -----------  -----------       -----        -----
Net income (loss) (1)...........................................   $   1,410    $    (260)   $   1,308    $     942
                                                                  -----------  -----------       -----        -----
                                                                  -----------  -----------       -----        -----
Earnings (loss) per share(2):
  Basic.........................................................   $    0.30    $    (.05)   $    0.28           NA
  Diluted.......................................................   $    0.30    $    (.05)   $    0.28           NA

Selected Ratios (Annualized):
Net interest margin.............................................        3.29%        3.29%        3.03%        2.69%
Return on average assets........................................        1.11        (0.21)        1.06         0.82
Return on average equity........................................        6.79        (1.24)        8.75        10.54

------------------------

(1) The third quarter of 1996 includes the nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

(2) Basic and Diluted Shares Outstanding








                                                                  FOURTH      THIRD       SECOND      FIRST
YEAR ENDED DECEMBER 31, 1997                                     QUARTER     QUARTER     QUARTER     QUARTER
--------------------------------------------------------------  ----------  ----------  ----------  ----------
Basic weighted--average shares................................   4,542,544   4,532,143   4,521,744   4,511,344
Effect of dilutive securities.................................      59,015      45,714       1,964           0
                                                                ----------  ----------  ----------  ----------
Diluted weighted--average shares..............................   4,601,559   4,577,857   4,523,708   4,511,344
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------

YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------
Basic and diluted weighted--average shares....................   4,689,085   4,748,228   4,741,524          NA

    During the year ended December 31, 1996, there were no potential dilutive securities. The second quarter of 1996 assumes the Company was a public company at the beginning of that quarter.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

    The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.

ASSET AND LIABILITY MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1997, the Bank estimates that the ratio of its one-year gap to total assets was a negative 14.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 68.0%.

    In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); and (ii) lengthening the maturity on deposits by offering longer term certificates of deposit. Presently, deposits into such certificates of deposit are minimal due to the prevailing low interest rate environment.

    The Bank focuses its lending activities on the origination of one-, three- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 1997, $236.0 million or 63.6% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $198.3 million in seven-year ARMs.

    The Company's investment securities portfolio amounted to $95.5 million or 17.4% of the Company's total assets at December 31, 1997. Of such amount, $12.0 million or 12.6% is contractually due within one year and $25.3 million or 26.5% is contractually due after one year to five years. However, actual maturities are normally shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1997, there was approximately $71 million of investment securities with call options held by the issuer, of which approximately $60 million are callable within one year.

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

NET PORTFOLIO VALUE

    Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's portfolio equity and the level of net interest income on a quarterly basis. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would incur a loss of net portfolio value ("NPV") exceeding 2% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. However, utilizing this measurement concept, at December 31, 1997, there would be a decrease in the Bank's NPV of approximately 3.31% of the present value of its assets, assuming a 200 basis point increase in interest rates.

    The following table presents the Bank's NPV as of December 31, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.

                                NET PORTFOLIO VALUE
------------------------------------------------------------------------------------
                                       ESTIMATED NPV AS
CHANGE IN INTEREST                      A PERCENTAGE OF
   RATES (BASIS                          PRESENT VALUE       AMOUNT       PERCENT
      POINTS)         ESTIMATED NPV        OF ASSETS       OF CHANGE     OF CHANGE
-------------------  ---------------  -------------------  ----------  -------------
                                     (DOLLARS IN THOUSANDS)
        +400            $  40,569               7.93%      $  (40,095)         (50)%
        +300               51,155               9.72          (29,509)         (37)
        +200               61,826              11.43          (18,839)         (23)
        +100               72,124              12.98           (8,540)         (11)
          --               80,664              14.19               --           --
        -100               84,910              14.70            4,246            5
        -200               85,397              14.64            4,733            6
        -300               87,900              14.86            7,236            9
        -400               91,861              15.29           11,197           14

CHANGES IN FINANCIAL CONDITION

    GENERAL. At December 31, 1997, the Company's total assets amounted to $549.6 million as compared to $505.7 million at December 31, 1996. The $43.9 million or 8.7% increase was primarily due to an increase of $37.4 million or 9.4% in loans receivable, net, a $4.6 million or 5.0% increase in investment securities held to maturity, and a $1.7 million or 46.4% increase in office properties and equipment, net.

    The loans receivable increase resulted from the continued origination of loans during the year ended December 31, 1997. Originations for the twelve month period ended December 31, 1997 consisted of $92.7 million in one- to four- family residential loans, $8.9 million in commercial loans, $20.6 million in construction loans and $22.9 million in consumer installment loans, of which $8.8 million consisted of home equity loans. At December 31, 1997, the Bank had outstanding loan commitments of $3.6 million, unused lines of credit of $3.6 million, and the undisbursed portion of construction loans of $7.3 million. The increase in office properties and equipment primarily consisted of a land acquisition for future construction of a North Harrison, Arkansas full service branch facility and the purchase of an existing full service branch on Crossover Road in Fayetteville, Arkansas. Liabilities increased $41.7 million or 9.8% to $466.7 million at December 31, 1997 compared to $425.0 million at December 31, 1996. The increase in liabilities was primarily due to an increase of $28.0 million or 6.6% in deposits, a $12.0 million increase in advances from the Federal Home Loan Bank ("FHLB") of Dallas and a $1.6 million outstanding commitment by the Company to purchase the remaining stock to fund the Management Recognition and Retention Plan ("MRR Plan"). The increases in deposits and advances from the FHLB of Dallas were used to fund the net loan increase and to purchase additional investment securities. Stockholders' equity amounted to $82.9 million or 15.08% of total assets at December 31, 1997 compared to $80.8 million or 15.97% of total assets at December 31, 1996.

    Nonperforming assets, consisting of nonperforming loans and repossessed assets, amounted to $5.2 million or .94% of total assets at December 31, 1997, compared to $875,000, or .17% of total assets at December 31, 1996. Such increase in nonperforming assets was primarily due to the Bank classifying a commercial real estate loan as non-accrual. The Bank currently anticipates accepting a deed in lieu of foreclosure in the first quarter of 1998. The property will be promptly listed and aggressively marketed, and will be operated by a management company until disposition. A preliminary appraisal amount has been determined as of December 31, 1997 and an adequate loan loss allowance has been established.

    LOANS RECEIVABLE. Net loans receivable increased by $37.4 million, or 9.4%, to $433.9 million at December 31, 1997 from $396.5 million at December 31, 1996. Loan originations for 1997 totaled $145.1 million. The net loans receivable increase was composed of increases in single-family residential loans of $32.6 million or 9.6%, construction loans, net of undisbursed funds, of $2.1 million or 18.1%, commercial loans of $800,000 or 3.2%, and consumer loans of $1.4 million or 4.9%. Loans were originated using the Bank's normal underwriting standards, rates, and terms.

    Unearned loan fee income at December 31, 1997 amounted to $3.5 million, down from $4.4 million at December 31, 1996. Such decrease was primarily due to the Bank writing off the unearned discount in connection with the classification of a commercial real estate loan as non-accrual in anticipation of accepting a deed in lieu of foreclosure in the first quarter of 1998. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 1997 were $7.3 million, compared to $8.7 million at December 31, 1996.

    INVESTMENT SECURITIES. Investment securities available for sale and held to maturity amounted to $95.5 million as of December 31, 1997 compared to $91.3 million as of December 31, 1996. In 1997, approximately $51.7 million of government agency obligations were purchased. Securities which matured or were called during 1997 amounted to $46.6 million in 1997, which resulted in a increase of $4.2 million or 4.6% in investment securities at December 31, 1997 compared to December 31, 1996.

    DEPOSITS. Deposits at December 31, 1997 amounted to $450.9 million, an increase of $28.0 million or 6.2% from the December 31, 1996 balance of $422.9 million. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. In 1997, the Bank began offering special promotion certificate of deposits.

    BORROWED FUNDS. The Bank borrowed $12.0 million in Federal Home Loan Bank of Dallas advances during the year ended December 31, 1997. The weighted average rate on such borrowings was 6.31% at December 31, 1997. These borrowings were used to fund loan growth and to purchase additional investment securities.

    STOCKHOLDERS' EQUITY. Stockholders' equity increased $2.1 million to $82.9 million at December 31, 1997 from $80.8 million at December 31, 1996. The increase was primarily due to net income in the amount of $5.5 million. The increase in stockholders' equity was offset by the cost of $4.0 million for the MRR Plan shares which was partially reduced by the shares of stock vested and accrued for in the current year of $1.2 million, and by the recognition of costs of $800,000 associated with the release of unallocated shares from the ESOP. In addition, during the year ended December 31, 1997 cash dividends aggregating $1.1 million were paid.

AVERAGE BALANCE SHEETS

    The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 1997. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 1997. For the year ended December 31, 1997, average balances are based on daily balances during the period. For the year ended December 31, 1996 and 1995, average balances are based on month end balances during the periods.

                                                       YEAR ENDED DECEMBER 31,
                      DECEMBER 31,  ---------------------------------------------------------------------
                         1997                     1997                              1996
                     -------------  ---------------------------------  -----------------------------------
                                                           AVERAGE                             AVERAGE
                        YIELD/       AVERAGE                YIELD/     AVERAGE                  YIELD/
                         COST        BALANCE    INTEREST     COST      BALANCE     INTEREST      COST
                     -------------  ---------  ----------  ---------  ----------  ----------  -----------
                                                                (DOLLARS IN THOUSANDS)
Interest-earning
  assets:
  Loans
    receivable(1).....      8.08%   $ 415,075  $   33,804       8.14% $  369,185  $   30,498        8.26%
  Investment
    securities(2).....      6.75       96,170       6,207       6.45     102,398       6,258        6.11
  Mortgage-backed
    securities........      8.82          202          17       8.46         264          22        8.33
  Other interest-
    earning assets....      5.42        7,615         417       5.48       6,335         414        6.54
                                    ---------  ----------             ----------  ----------
    Total interest-
      earning assets..      7.84      519,062      40,445       7.79     478,182      37,192        7.78
                                               ----------                         ----------
Noninterest-earning
  assets..............                 14,550                             13,821
                                    ---------                         ----------
    Total assets......              $ 533,612                         $  492,003
                                    ---------                         ----------
                                    ---------                         ----------
Interest-bearing
  liabilities:
  Deposits............      5.30      440,147      23,331       5.30  $  420,062      22,409        5.33
  Other borrowings....      6.31        6,493         417       6.42       3,264          40        1.23
                                    ---------  ----------             ----------  ----------
    Total interest-
      bearing
      liabilities.....      5.33      446,640      23,748       5.32     423,326      22,449        5.30
Noninterest-bearing
  liabilities.........                  5,561                              3,564
                                    ---------                         ----------
    Total
      liabilities.....                452,201                            426,890
Stockholders'
  equity..............                 81,411                             65,113
                                    ---------                         ----------
    Total liabilities
      and stockholders'
      equity..........              $ 533,612                         $  492,003
                                    ---------                         ----------
                                    ---------                         ----------
                                                ---------                         ----------
Net interest
  income..............                         $   16,697                         $   14,743
                                                ---------                         ----------
                                                ---------                         ----------
Net earning
  assets..............              $  72,422                         $   54,856
                                    ---------                         ----------
                                    ---------                         ----------


Interest rate
  spread..............      2.51%                               2.47%                               2.48%
                        ---------                         ----------                            ----------
                        ---------                         ----------                            ----------
Net interest
  margin..............                                          3.22%                               3.08%
                                                            ---------                          ----------
                                                            ---------                          ----------
Ratio of interest-
  earning assets to
  interest-bearing
  liabilities.........                                        116.21%                            112.96%
                                                            ---------                         ----------
                                                            ---------                         ----------

                             YEAR ENDED DECEMBER 31,
                      -------------------------------------
                                       1995
                      -------------------------------------
                                                  AVERAGE
                        AVERAGE                    YIELD/
                        BALANCE     INTEREST        COST
                      ----------  -----------    ----------

Interest-earning
  assets:
  Loans
    receivable(1).....  $  306,175   $  25,544       8.34%
  Investment
    securities(2).....     109,267       6,343       5.81
  Mortgage-backed
    securities........       9,378         778       8.30
  Other interest-
    earning assets....       4,069         299       7.35
                         ---------  -----------
    Total interest-
      earning assets..     428,889      32,964
                                    -----------
Noninterest-earning
  assets..............      12,326
                         ----------
    Total assets......  $  441,215
                         ----------
                         ----------
Interest-bearing
  liabilities:
  Deposits............  $  404,930      21,538       5.32
  Other borrowings....      --          --           --
                       ---------   -----------
    Total interest-
      bearing
      liabilities.....     404,930      21,538       5.32
Noninterest-bearing
  liabilities.........       2,988
                         ----------
    Total
      liabilities.....     407,918
Stockholders'
  equity..............      33,297
                         ----------
    Total liabilities
      and stockholders'
      equity..........  $  441,215
                         ----------
                         ----------
                                    ----------
Net interest
  income..............               $  11,426
                                     ----------
                                     ----------
Net earning
  assets..............  $   23,959
                        ----------
                        ----------


Interest rate
  spread..............                               2.37%
                                                    ------
                                                    ------
Net interest
  margin..............                               2.66%
                                                    ------
                                                    ------
Ratio of interest-
  earning assets to
  interest-bearing
  liabilities.........                              105.92%
                                                 ------
                                                 ------

-----------------------

(1) Includes non-accrual loans.
(2) Includes FHLB of Dallas stock and for the years 1996 and 1995 Federal Home Loan Mortgage Corporation ("FHLMC") preferred stock at cost.

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

                                                                           YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------------
                                                                    1997 VS. 1996                        1996 VS. 1995
                                                   ------------------------------------------------  ----------------------
                                                           INCREASE (DECREASE)                        INCREASE (DECREASE)
                                                                 DUE TO                                      DUE TO
                                                   -----------------------------------               ----------------------
                                                                                           TOTAL
                                                                              RATE/      INCREASE
                                                     VOLUME       RATE       VOLUME     (DECREASE)     VOLUME       RATE
                                                   -----------  ---------  -----------  -----------  -----------  ---------
                                                                                             (IN THOUSANDS)
Interest income:
  Loans receivable...............................   $   3,791   $    (431)  $     (54)   $   3,306    $   5,257   $    (252)
  Investment securities..........................        (381)        351         (21)         (51)        (399)        335
  Mortgage-backed securities.....................          (5)         --          --           (5)        (756)          9
  Other interest-earning assets..................          84         (67)        (14)           3          166         (33)
                                                   -----------  ---------       -----   -----------  -----------  ---------
    Total interest-earning asset.................       3,489        (147)        (89)       3,253        4,268          59
                                                   -----------  ---------       -----   -----------  -----------  ---------
Interest expense:
  Deposits.......................................       1,072        (143)         (7)         922          805          63
  Other borrowings...............................          39         170         168          377           --          --
                                                   -----------  ---------       -----   -----------  -----------  ---------
  Total interest-bearing liabilities.............       1,111          27         161        1,299          805          63
                                                   -----------  ---------       -----   -----------  -----------  ---------
Net change in interest income....................   $   2,378   $    (174)  $    (250)   $   1,954    $   3,463   $      (4)
                                                   -----------  ---------       -----   -----------  -----------  ---------
                                                   -----------  ---------       -----   -----------  -----------  ---------

                                                                   TOTAL
                                                      RATE/      INCREASE
                                                     VOLUME     (DECREASE)
                                                   -----------  -----------
Interest income:
  Loans receivable...............................   $     (51)   $   4,954
  Investment securities..........................         (21)         (85)
  Mortgage-backed securities.....................          (9)        (756)
  Other interest-earning assets..................         (18)         115
                                                        -----   -----------
    Total interest-earning assets................         (99)       4,228
                                                        -----   -----------
Interest expense:
  Deposits.......................................           3          871
  Other borrowings...............................          40           40
                                                        -----   -----------
    Total interest-bearing liabilities...........          43          911
                                                        -----   -----------
Net change in interest income....................   $    (142)   $   3,317
                                                        -----   -----------
                                                        -----   -----------

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996.

    GENERAL. Net income amounted to $5.5 million for 1997 compared to $3.4 million for 1996. The increase in net income of $2.1 million was due primarily to an increase in net interest income and noninterest income offset by an increase in noninterest expenses, excluding the one-time SAIF special assessment.

    NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $16.7 million in 1997, an increase of $2.0 million or 13.3% compared to $14.7 million for 1996. The Company's interest rate spread remained virtually unchanged at 2.47% for 1997 compared to 2.48% for 1996. The Company's net interest margin increased to 3.22% for 1997 compared to 3.08% for 1996. Such increase in the Bank's net interest margin was due to the increased investment in loans receivable, and an increase in the ratio of interest-earning assets to interest-bearing liabilities to 116.21% for 1997 compared to 112.96% for 1996, which was partially offset by an increase in interest expense due to deposit growth and borrowings of FHLB advances.

    INTEREST INCOME. Interest income increased $3.3 million or 8.7% to $40.4 million for 1997 compared to $37.2 million for 1996. The interest income increase resulted from an increase of $3.3 million in interest income on loans receivable which was partially offset by a decrease of $51,000 in interest income from investment securities. The increase in interest income on loans receivable was due to an increase of $45.9 million or 12.4% in the average balance of loans receivable as a result of continued loan originations. The positive impact of the increase on the average balance of loans receivable was partially offset by a decrease in the average yield earned on such assets to 8.14% for 1997 from 8.26% in 1996. Such decrease in the average yield was due to originations of loans at lower interest rates and refinancing of higher rate loans. Interest income on investment securities declined primarily as a result of a decrease in the average balance of such assets due to maturities and calls of such investments. The decline was substantially offset by an increase in the average yield earned on investment securities from 6.11% in 1996 to 6.45% in 1997 due to purchasing investment securities with higher yields and longer maturity terms. Such bonds typically contain call features.

    INTEREST EXPENSE. Interest expense increased $1.3 million or 5.8% to $23.7 million in 1997 compared to $22.4 million in 1996. The increase was due primarily to an increase of $20.1 million or 4.8% in the average balance of deposits resulting from the Bank offering special promotion certificates of deposit and from interest credited on existing accounts.

    PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $60,000 for 1996. No provisions for loan losses were provided for in 1997. Provisions for loan losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated for adequacy periodically by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The decrease in the provision for loan losses in 1997 compared to 1996 was due to management's evaluation of the adequacy of the allowance for loan losses.

    NONINTEREST INCOME. Noninterest income increased $698,000 or 57.1% to $1.9 million compared to $1.2 million for 1997 and 1996, respectively. The increase was due primarily to a gain of $394,000 on the sale of Federal Home Loan Mortgage Corporation stock, which was previously classified as an available for sale investment security, and to the current recognition of $145,000 on previously deferred profit on the sale of real estate owned.

    NONINTEREST EXPENSE. Noninterest expenses, excluding the SAIF special assessment of $2.6 million in 1996, increased $1.9 million or 23.1% to $10.0 million in 1997 compared to $8.1 million in 1996. The increase was primarily due to an increase in salaries and employee benefits, including costs associated with the implementation of the Company's ESOP and the Company's MRR Plan, additional costs attributable to being a public company, advertising costs related to targeting special promotions and branch openings and occupancy costs due to branch expansions. Such increases were partially offset by a decline in the quarterly FDIC premiums from $902,000 in 1996 compared to $272,000 in 1997.

    The salaries and employee benefits increased $2.1 million or 47.6% to $6.4 million compared to $4.3 million for 1997 and 1996, respectively. Such increase included the $754,000 fair market value of 39,170 vested shares of stock granted to key officers as well as to non-employee directors during the second quarter ended June 30, 1997 pursuant to the MRR Plan adopted by the Company's shareholders on May 7, 1997. An additional cost of $440,000 was accrued during the year for shares awarded under the plan that will vest in May 1998. The costs related to the Company's ESOP amounted to $745,000 for 1997 compared to $402,000 for 1996. This $343,000 or 85.3% increase resulted, in part, from the recognition of compensation expense for ESOP shares committed to be released at the fair market value which increased during 1997. In addition, the ESOP expense for 1996 represented a partial year commencing upon conversion on May 3, 1996. Other increases in salaries and employee benefits are attrituable to an increase in the number of employees due to expansion and growth.

    Net occupancy expense amounted to $804,000 in 1997 compared to $672,000 in 1996, an increase of $132,000 or 19.7%. Such increase was primarily due to branch expansion as previously discussed. Advertising costs increased $81,000 or 41.6% to $275,000 for 1997 compared to $194,000 for 1996. The increase was related to targeting special promotions for product offerings and advertising branch openings. Noninterest expenses also increased as a result of additional costs attributable to being a public company. Noninterest expense increases were partially offset by a reduction in the FDIC premiums which amounted to $272,000 in 1997 compared to $902,000 in 1996. Such reduction in the premium was mandated by the legislation requiring the payment, in the third quarter of 1996, of the one-time special assessment used to recaptialize the SAIF.

    INCOME TAXES. Income taxes amounted to $3.1 million and $1.8 million for 1997 and 1996, respectively, resulting in effective tax rates of 36.0% and 34.1%, respectively. Such increase was primarily due to an increase in pre-tax income and additional state income tax in 1997 attributable to tax exempt investment security interest income not sufficient to reduce state taxable income to the 1996 level of zero.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995.

    GENERAL. Net income amounted to $3.4 million for 1996 compared to $4.0 million for 1995. The decrease in net income was due primarily to an increase in noninterest expenses as a result of the SAIF special assessment, which was partially offset by an increase in net interest income.

    NET INTEREST INCOME. The Company's net interest income amounted to $14.7 million in 1996, an increase of $3.3 million or 28.9% compared to $11.4 million for 1995. The Company's interest rate spread and net interest margin increased to 2.48% and 3.08%, respectively, for 1996 compared to 2.37% and 2.66%, respectively, for 1995. Such increases in the Bank's interest rate spread and net interest margin were due to the increased investment in higher yielding loans receivable, relative to investment securities, and an increase in the ratio of interest-earning assets to interest-bearing liabilities to 112.96% for 1996 compared to 105.92% for 1995, which was partially offset by an increase in interest expense due to deposit growth.

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

    NONINTEREST EXPENSE. Noninterest expenses increased $3.9 million or 57.2% to $10.7 million in 1996 compared to $6.8 million in 1995. The increase was primarily due to a nonrecurring SAIF special assessment of $2.6 million, an increase of $870,000 in salaries and employee benefits, an increase of $117,000 in data processing and additional costs associated with being a public company. The increase in salaries and employee benefits was due to normal merit increases as well as increases in personnel and additional post retirement costs including the ESOP adopted in connection with the Conversion. Generally accepted accounting principles require recognition of compensation expense for shares released from the ESOP at the fair market value of the shares at the time they are committed to be released. Such costs amounted to $402,000 in 1996. The increase in data processing costs was the result of charges tied to the number of accounts reflecting the growth of the Bank.

    INCOME TAXES. Income taxes amounted to $1.8 million and $1.9 million for 1996 and 1995, respectively, resulting in effective tax rates of 34.1% and 31.8%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Bank's liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, maturities and sales of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank has borrowed from the FHLB of Dallas. At December 31, 1997, the Bank had outstanding advances from the FHLB of Dallas of $12.0 million. Such advances were used in the Bank's normal operating and investing activities.

    All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. At December 31, 1997, the Bank's liquidity ratio was 18.3%.

    Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and to fund loan commitments. At December 31, 1997, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $3.6 million. At the same date, the undisbursed portion of construction loans approximated $7.3 million. The Bank's unused lines of credit at December 31, 1997 were approximately $3.6 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1997 totaled $228.8 million. Management believes that a significant portion of maturing deposits will remain with the Bank. Investment securities scheduled to mature in one year or less at December 31, 1997 totaled $12.0 million. However, actual maturities are normally shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1997, there was approximately $60 million of investment securities with call options held by the issuer exercisable within one year.

    As of December 31, 1997, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 1997, the Bank's tangible, core and risk-based capital ratios amounted to 11.98%, 11.98% and 22.52%, respectively.

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

THE YEAR 2000 ISSUE

    The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have time-sensitive coding may recognize a date using "00" as the year 1900 rather than the year 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

    The Bank has conducted a review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the issue. The majority of the Bank's data processing is provided by a third party service bureau. The service bureau is actively involved in resolving Year 2000 issues and has provided the Bank with frequent updates regarding their progress. The service bureau has advised the Bank that it expects to have the majority of the Year 2000 issues resolved before the end of 1998 to allow the Bank to test their system for Year 2000 compliance. The Bank presently believes that, based on the progress of the Bank's service bureau, the Year 2000 problem will not pose significant operational problems for the Bank's computer system.

                               [LETTERHEAD]



INDEPENDENT AUDITORS' REPORT

The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

    We have audited the consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
-------------------------

February 27, 1998

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
          DECEMBER 31, 1997 AND 1996 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                               1997        1996
                                                                                            ----------  ----------
ASSETS
Cash and cash equivalents.................................................................  $    6,627  $    6,819
Investment securities:
  Available for sale, at fair value (amortized cost of $12 at
    December 31, 1996)....................................................................        --           340
  Held to maturity, at amortized cost (fair value at December 31, 1997
    and 1996, of $95,614 and $90,497, respectively).......................................      95,533      90,982
Federal Home Loan Bank stock..............................................................       3,603       3,026
Loans receivable, net of allowance at December 31, 1997 and 1996,
  of $1,196 and $1,251, respectively......................................................     433,942     396,508
Accrued interest receivable...............................................................       4,134       3,620
Real estate acquired in settlement of loans, net..........................................         195         154
Office properties and equipment, net......................................................       5,218       3,565
Prepaid expenses and other assets.........................................................         355         725
                                                                                            ----------  ----------
TOTAL.....................................................................................  $  549,607  $  505,739
                                                                                            ----------  ----------
                                                                                            ----------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits................................................................................  $  450,874  $  422,858
  Federal Home Loan Bank advances.........................................................      11,997        --
  Advance payments by borrowers for taxes and insurance...................................         900         806
  Other liabilities.......................................................................       2,952       1,317
                                                                                            ----------  ----------
Total liabilities.........................................................................     466,723     424,981
                                                                                            ----------  ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 5,000,000 shares authorized, none issued
    Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751
    shares issued, 4,896,063 shares outstanding...........................................          52          52
  Additional paid-in capital..............................................................      50,237      49,975
  Employee stock benefit plans............................................................      (6,207)     (3,848)
  Unrealized gain on investment securities available for sale,
    net of tax of $126 in 1996............................................................        --           202
  Retained earnings--substantially restricted.............................................      42,982      38,557
                                                                                            ----------  ----------
                                                                                                87,064      84,938
Treasury stock, at cost, 257,688 shares...................................................      (4,180)     (4,180)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      82,884      80,758
                                                                                            ----------  ----------
TOTAL.....................................................................................  $  549,607  $  505,739
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
INTEREST INCOME:
  Loans receivable...............................................................  $  33,804  $  30,498  $  25,544
  Investment securities..........................................................      6,207      6,258      6,343
  Mortgage-backed securities.....................................................         17         22        778
  Other..........................................................................        417        414        299
                                                                                   ---------  ---------  ---------
    Total interest income........................................................     40,445     37,192     32,964

INTEREST EXPENSE:
  Deposits.......................................................................     23,331     22,409     21,538
  Other borrowings...............................................................        417         40     --
                                                                                   ---------  ---------  ---------
    Total interest expense.......................................................     23,748     22,449     21,538
                                                                                   ---------  ---------  ---------
NET INTEREST INCOME..............................................................     16,697     14,743     11,426

PROVISION FOR LOAN LOSSES........................................................       --           60        133
                                                                                   ---------  ---------  ---------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES................................................................     16,697     14,683     11,293

NONINTEREST INCOME:
  Gain on sales of investment securities.........................................        394       --          311
  Deposit fee income.............................................................        814        764        716
  Other..........................................................................        712        458        391
                                                                                   ---------  ---------  ---------
    Total noninterest income.....................................................      1,920      1,222      1,418
                                                                                   ---------  ---------  ---------
NONINTEREST EXPENSES:
  Salaries and employee benefits.................................................      6,384      4,325      3,455
  Net occupancy expense..........................................................        804        672        612
  Federal insurance premiums.....................................................        272        902        910
  SAIF special assessment........................................................       --        2,611        --
  Provision for real estate losses...............................................         37         38         25
  Data processing................................................................        810        745        628
  Postage and supplies...........................................................        369        309        261
  Other..........................................................................      1,340      1,147        945
                                                                                   ---------  ---------  ---------
    Total noninterest expenses...................................................     10,016     10,749      6,836
                                                                                   ---------  ---------  ---------
INCOME BEFORE INCOME TAXES.......................................................      8,601      5,156      5,875

INCOME TAX PROVISION.............................................................      3,099      1,756      1,871
                                                                                   ---------  ---------  ---------
NET INCOME.......................................................................  $   5,502  $   3,400  $   4,004
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
EARNINGS PER SHARE:
  Basic..........................................................................  $    1.22  $    0.72       N/A
                                                                                   ---------  ---------
                                                                                   ---------  ---------
  Diluted........................................................................  $    1.21  $    0.72       N/A
                                                                                   ---------  ---------
                                                                                   ---------  ---------

                See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          UNREALIZED
                             ISSUED                                         GAIN ON
                          COMMON STOCK      ADDITIONAL     EMPLOYEE       SECURITIES                 TREASURY STOCK       TOTAL
                        -----------------    PAID-IN         STOCK       AVAILABLE FOR   RETAINED   ----------------  STOCKHOLDERS'
                         SHARES    AMOUNT    CAPITAL     BENEFIT PLANS     SALE, NET     EARNINGS   SHARES   AMOUNT      EQUITY
                        ---------  ------   ----------   -------------   -------------   --------   -------  -------  -------------

BALANCE, JANUARY 1,
  1995................                                                       $  89       $31,153                         $31,242

  Net income..........                                                                     4,004                           4,004

  Net change in
    unrealized gain on
    securities
    available for
    sale..............                                                          62                                            62
                                                                             -----       --------                       -----------

BALANCE, DECEMBER 31,
  1995................                                                         151        35,157                          35,308

  Net income..........                                                                     3,400                           3,400

  Issuance of common
    stock.............  5,153,751   $52      $49,848                                                                      49,900

  Loan to Employee
    Stock Ownership
    Plan (ESOP).......                                      $(4,123)                                                      (4,123)

  Repayment of ESOP
    loan..............                           127            275                                                          402

  Net change in
    unrealized gain on
    securities
    available for
    sale..............                                                          51                                            51

  Purchase of treasury
    stock, at cost....                                                                              257,688  $(4,180)     (4,180)
                        ---------  ------   ----------   -------------       -----       --------   -------  -------    -----------

BALANCE, DECEMBER 31,
  1996................  5,153,751    52       49,975         (3,848)           202        38,557    257,688   (4,180)     80,758

  Net income..........                                                                     5,502                           5,502

  Repayment of ESOP
    loan..............                           414            416                                                          830

  Common stock
    acquired or
    committed to be
    acquired for
    employee stock
    benefit plan......                          (152)        (3,968)                                                      (4,120)

  Stock compensation
    expense...........                                        1,193                                                        1,193

  Net change in
    unrealized gain on
    securities
    available for
    sale..............                                                        (202)                                         (202)

  Dividends paid......                                                                    (1,077)                         (1,077)
                        ---------  ------   ----------   -------------       -----       --------   -------  -------    -----------

BALANCE, DECEMBER 31,
  1997................  5,153,751   $52      $50,237        $(6,207)        $   --        $42,982    257,688  $(4,180)    $82,884
                        ---------  ------   ----------   -------------       -----       --------   -------  -------    -----------
                        ---------  ------   ----------   -------------       -----       --------   -------  -------    -----------

                See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (in thousands)

                                                                                 1997       1996       1995
                                                                               ---------  ---------  ---------
OPERATING ACTIVITIES:
 Net income..................................................................  $   5,502  $   3,400  $   4,004
 Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for loan losses..................................................       --           60        133
  Provision for real estate losses...........................................         37         38         25
  Deferred tax provision.....................................................         27        111        153
  Gain on sale of investment securities--available for sale..................       (394)      --         (311)
  Gain on sale of real estate owned..........................................       (158)       (10)       (11)
  Gain on sale of mortgage loans originated to sell..........................        (30)      --         --
  Depreciation...............................................................        465        403        391
  Accretion of deferred loan fees............................................       (621)      (640)      (470)
  Repayment of ESOP loan.....................................................        830        402       --
  Stock compensation expense.................................................      1,193       --         --
  Changes in operating assets and liabilities:
    Accrued interest receivable..............................................       (514)      (143)        17
    Prepaid expenses and other assets........................................        370       (433)        29
    Other liabilities........................................................        299        (21)       157
                                                                               ---------  ---------  ---------
      Net cash provided by operating activities..............................      7,006      3,167      4,117
                                                                                                                                  --
                                                                               ---------  ---------  ---------
INVESTING ACTIVITIES:
 Purchases of investment securities--held to maturity........................    (51,678)   (41,172)   (24,395)
 Purchases of loans..........................................................      --         --        (3,235)
 Proceeds from sales of investment securities--available for sale............        406      --        10,253
 Proceeds from maturities of investment securities -held to maturity.........     46,550     46,040     48,594
 Loan originations, net of repayments........................................    (39,305)   (56,518)   (56,265)
 Proceeds from sales of mortgage loans originated to sell....................      2,251      --          --
 Proceeds from sales of real estate owned....................................        205        146        117
 Purchases of office properties and equipment................................     (2,118)      (975)      (373)
                                                                               ---------  ---------  ---------
      Net cash used by investing activities..................................    (43,689)   (52,479)   (25,304)
                                                                               ---------  ---------  ---------
FINANCING ACTIVITIES:
 Net increase in deposits....................................................     28,016      5,629     21,746
 Advances from Federal Home Loan Bank........................................     11,997      --          --
 Net increase in advance payments by borrowers for taxes and insurance.......         94         60          6
 Issuance of common stock, net of related expenses...........................       --       45,777       --
 Purchase of treasury stock..................................................       --       (4,180)      --
 Common stock acquired for employee stock benefit plan.......................     (2,539)     --          --
 Dividends paid..............................................................     (1,077)     --          --
                                                                               ---------  ---------  ---------
      Net cash provided by financing activities..............................     36,491     47,286     21,752
                                                                               ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................       (192)    (2,026)       565
CASH AND CASH EQUIVALENTS:
  Beginning of year..........................................................      6,819      8,845      8,280
                                                                               ---------  ---------  ---------
  End of year................................................................  $   6,627  $   6,819  $   8,845
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
                                                                                                    (Continued)

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (in thousands)

                                                                                 1997       1996       1995
                                                                               ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest.................................................................  $  23,656  $  22,451  $  21,417
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
    Income taxes.............................................................  $   2,908  $   1,899  $   1,916
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans................................  $     272  $      95  $     128
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
  Loans to facilitate sales of real estate owned.............................  $    --    $     110  $     108
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
  Transfers of investment securities to available for sale portfolio.........                        $   9,946
                                                                                                     ---------
                                                                                                     ---------
  Increase (decrease) in unrealized gains, net...............................  $    (202) $      51  $      62
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------
                                                                                                    (Concluded)

    See notes to consolidated financial statements.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

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

    The Bank provides a broad line of financial products to individuals and small to medium sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation whose activities are limited to owning an interest in and servicing a commercial loan, which is in the process of foreclosure at December 31, 1997. All material intercompany transactions have been eliminated in consolidation. The financial statements as of December 31, 1995, and for the year then ended are those of the Bank prior to the Conversion. Results of operations and cash flows of the Bank for the period from January 1, 1996 to May 3, 1996, are included in the consolidated financial statements of the Company for the year ended December 31, 1996.

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

    LIQUIDITY REQUIREMENT--Regulations require the Bank to maintain an amount equal to 4% of deposits (net of loans on deposits) plus short-term borrowings in cash and U.S. Government and other approved securities.

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

    LOANS RECEIVABLE--Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Loans receivable that management has the intent and ability to hold until maturity or pay-off are stated at unpaid principal balances adjusted for any charge-offs, the allowance for loan losses and deferred loan fees or costs and discounts. Deferred loan fees or costs and discounts on first mortgage loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.

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

    Any excess of the Bank's recorded investment in the loans (unpaid principal balance, adjusted for unamortized premium or discount and net of deferred loan origination fees or costs) over the measured value of the loans are provided for in the allowance for loan losses. The Bank reviews its loans for impairment on a quarterly basis.

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

    FORECLOSED REAL ESTATE--Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of carrying amount or fair value less estimated disposal costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations or the balance is written off if the carrying value of a property exceeds its estimated fair value. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

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

    RECENTLY ISSUED ACCOUNTING STANDARDS--In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. The Company will be required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. Also in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishing standards for the way public enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS Nos. 130 and 131 are effective for fiscal years beginning after December 15, 1997, with reclassification of earlier periods. The adoption of SFAS Nos. 130 and 131 is not expected to have a material effect on the Company's consolidated financial statements.

    EARNINGS PER SHARE--Earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding, assuming the Company was a public company since January 1, 1996.

    In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS"). The previous presentation of primary EPS is replaced with a presentation of basic EPS. Dual presentation of basic and diluted EPS is required on the face of the income statement as well as a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No.
15. The Company adopted SFAS No. 128 for the year ended December 31, 1997, and prior periods were restated.

    RECLASSIFICATIONS--Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 1997.

2. INVESTMENT SECURITIES

    Investment securities consisted of the following at December 31 (in thousands):

                                                                     1997
                                                 ---------------------------------------------
                                                               GROSS        GROSS
                                                 AMORTIZED   UNREALIZED   UNREALIZED     FAIR
HELD TO MATURITY                                    COST       GAINS        LOSSES       VALUE
                                                  --------     -----         -----       -----
U.S. Government and Agency obligations.........   $ 95,376     $ 428         $ 351     $ 95,453
Mortgage-backed securities--FHLMC..............        157         4           --           161
                                                  --------     -----         -----     --------
    Total......................................   $ 95,533     $ 432         $ 351     $ 95,614
                                                  --------     -----         -----     --------
                                                  --------     -----         -----     --------

                                                                                                   1996
                                                                        ------------------------------------------------------
                                                                                           GROSS          GROSS
                                                                          AMORTIZED     UNREALIZED      UNREALIZED     FAIR
AVAILABLE FOR SALE                                                          COST           GAINS         LOSSES       VALUE
                                                                        -------------  -------------  -------------  ---------
FHLMC preferred stock.................................................    $      12      $     328      $  --        $     340
                                                                        -------------  -------------  -------------  ---------
    Total.............................................................    $      12      $     328      $  --        $     340
                                                                        -------------  -------------  -------------  ---------
                                                                        -------------  -------------  -------------  ---------

                                                                                              1996
                                                                     ----------------------------------------------------
                                                                                      GROSS          GROSS
                                                                      AMORTIZED    UNREALIZED     UNREALIZED      FAIR
HELD TO MATURITY                                                        COST          GAINS         LOSSES        VALUE
                                                                     -----------  -------------  -------------  ---------
U.S. Government and Agency obligations.............................   $  90,755     $     227      $     719    $  90,263
Mortgage-backed securities--FHLMC..................................         227             7         --              234
                                                                     -----------  -------------  -------------  ---------
    Total..........................................................   $  90,982     $     234      $     719    $  90,497
                                                                     -----------  -------------  -------------  ---------
                                                                     -----------  -------------  -------------  ---------


    The Company has pledged investment securities held to maturity with carrying values of approximately $15 million and $13 million at December 31, 1997 and 1996, respectively, as collateral for certain deposits in excess of $100,000.

    Gross realized gains on sales of available for sale securities were approximately $394,000 in 1997 and $311,000 in 1995. There were no significant gross losses.

    The scheduled maturities of debt securities at December 31, 1997, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    As of December 31, 1997 and December 31, 1996, there were approximately $71 million and $50 million, respectively, of investments with call options held by the issuer, of which approximately $60 million and $42 million, respectively, are callable within one year.

    In November 1995, the FASB issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the "Guide"). The Guide provides that an enterprise may, concurrent with initial adoption of the Guide but no later than December 31, 1995, reassess the appropriateness of the classification of all securities held at that time and account for any resulting reclassification at fair value in accordance with SFAS 115, paragraph 15. Reclassifications from held to maturity resulting from this one-time reassessment do not call into question the intent of an enterprise to hold other debt securities to maturity in the future. The Bank adopted the implementation guidance on November 15, 1995, and reclassified mortgage-backed securities with a carrying value of $9.9 million and a fair value of $10.2 million at that date from held to maturity to available for sale. On November 15, 1995, such mortgage-backed securities were sold with a gain of $311,000. Related income taxes due on gain were approximately $104,000.

3. LOANS RECEIVABLE

    Loans receivable consisted of the following at December 31 (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
First mortgage loans:
  One- to four- family residences.........................................................  $  370,955  $  338,349
  Other properties........................................................................      19,896      20,691
  Construction............................................................................      20,753      20,053
  Less:
    Unearned discounts....................................................................        (331)     (1,253)
    Undisbursed loan funds................................................................      (7,305)     (8,670)
    Deferred loan fees, net...............................................................      (3,320)     (3,232)
                                                                                            ----------  ----------
      Total first mortgage loans..........................................................     400,648     365,938
                                                                                            ----------  ----------

Consumer and other loans:
  Commercial loans........................................................................       5,649       4,348
  Automobile..............................................................................       8,307       7,556
  Consumer loans..........................................................................       4,065       4,077
  Home equity and second mortgage.........................................................      13,023      12,549
  Savings loans...........................................................................       1,339       1,526
  Other...................................................................................       1,968       1,641
  Deferred loan costs.....................................................................         139         124
                                                                                            ----------  ----------
      Total consumer and other loans......................................................      34,490      31,821
                                                                                            ----------  ----------
Allowance for loan losses.................................................................      (1,196)     (1,251)
                                                                                            ----------  ----------
      Loans receivable, net...............................................................  $  433,942  $  396,508
                                                                                            ----------  ----------
                                                                                            ----------  ----------


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

    In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $2.9 million and $2.3 million at December 31, 1997 and 1996, respectively.

4. LOAN SERVICING

    Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31 are summarized as follows (in thousands):

                                                                                                   1997       1996
                                                                                                 ---------  ---------
Mortgage loans underlying FHLMC pass-through securities........................................  $     297  $     440
Mortgage loan portfolios serviced for other investors..........................................      1,037      1,335
                                                                                                 ---------  ---------
    Total......................................................................................  $   1,334  $   1,775
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------


    Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5. ACCRUED INTEREST RECEIVABLE

    Accrued interest receivable consisted of the following at December 31 (in thousands):

                                                                                                   1997       1996
                                                                                                 ---------  ---------
Loans..........................................................................................  $   2,645  $   2,348
Investment securities..........................................................................      1,489      1,272
                                                                                                 ---------  ---------
    Total......................................................................................  $   4,134  $   3,620
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

6. ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

    A summary of the activity in the allowances for loan and real estate losses is as follows for the years ended December 31 (in thousands):

                                                                                1997                    1996             1995
                                                                       ----------------------  ----------------------  ---------
                                                                                     REAL                    REAL
                                                                         LOANS      ESTATE       LOANS      ESTATE       LOANS
                                                                       ---------  -----------  ---------  -----------  ---------
Balance, beginning of year...........................................  $   1,251   $  --       $   1,228   $  --       $   1,134
  Provisions for estimated losses....................................     --              37          60          38         133
  Recoveries.........................................................         12      --               3      --               1
  Losses charged off.................................................        (67)        (37)        (40)        (38)        (40)
                                                                       ---------  -----------  ---------  -----------  ---------
Balance, end of year.................................................  $   1,196   $  --       $   1,251   $  --       $   1,228
                                                                       ---------  -----------  ---------  -----------  ---------
                                                                       ---------  -----------  ---------  -----------  ---------
                                                                           REAL
                                                                         ESTATE
                                                                       -----------
Balance, beginning of year...........................................   $  --
  Provisions for estimated losses....................................          25
  Recoveries.........................................................      --
  Losses charged off.................................................         (25)
                                                                       -----------
Balance, end of year.................................................   $  --
                                                                       -----------
                                                                       -----------

7. FEDERAL HOME LOAN BANK STOCK

    The Bank is a member of the Federal Home Loan Bank System. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to the greater of 1% of its outstanding home loans or .3% of its total assets. No ready market exists for such stock and it has no quoted market value.

8. OFFICE PROPERTIES AND EQUIPMENT

    Office properties and equipment consisted of the following at December 31 (in thousands):

                                                                                                   1997       1996
                                                                                                 ---------  ---------
Land...........................................................................................  $   2,014  $     902
Buildings and improvements.....................................................................      3,276      2,797
Furniture and equipment........................................................................      3,237      2,796
Automobiles....................................................................................        410        374
                                                                                                 ---------  ---------
    Total......................................................................................      8,937      6,869
Accumulated depreciation.......................................................................     (3,719)    (3,304)
                                                                                                 ---------  ---------
    Office properties and equipment, net.......................................................  $   5,218  $   3,565
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

9. DEPOSITS

   Deposits are summarized as follows at December 31 (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
Demand and NOW accounts, including noninterest-bearing
  deposits of $10,539 and $9,290 in 1997 and 1996, respectively...........................  $   49,963  $   45,698
Money market..............................................................................      15,438      17,214
Regular savings...........................................................................      25,330      26,451
Certificates of deposit...................................................................     360,143     333,495
                                                                                            ----------  ----------
  Total...................................................................................  $  450,874  $  422,858
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100 thousand was approximately $27 million and $29 million at December 31, 1997 and 1996, respectively.

    At December 31, 1997, scheduled maturities of certificates of deposit are as follows (in thousands):


YEARS ENDING DECEMBER 31:
      1998.............................................................  $228,789
      1999.............................................................    50,401
      2000.............................................................    19,403
      2001.............................................................    12,926
      2002.............................................................    17,243
      Thereafter.......................................................    31,381
                                                                         --------
           Total.......................................................  $360,143
                                                                         --------
                                                                         --------

    Interest expense on deposits consisted of the following (in thousands):

                                                                                             YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
NOW and Money Market.............................................................  $   1,299  $   1,324  $   1,359
Regular savings and certificate accounts.........................................     22,145     21,178     20,395
Early withdrawal penalties.......................................................       (113)       (93)      (216)
                                                                                   ---------  ---------  ---------
     Total.......................................................................  $  23,331  $  22,409  $  21,538
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    At December 31, 1997 and 1996, the Bank had pledged investment securities of approximately $15 million and $13 million, respectively, as collateral for certain deposits in excess of $100 thousand.

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

10. FEDERAL HOME LOAN BANK ADVANCES

    The Bank pledges as collateral for FHLB advances their FHLB stock and has entered into blanket collateral agreements with the FHLB whereby the Bank agrees to maintain, free of other encumbrances, qualifying single family first mortgage loans with unpaid principal balances, when discounted at 75% of such balances, of at least 100% of total outstanding advances. Advances at December 31, 1997, have maturity dates as follows:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                                                        RATE       AMOUNT
                                                                                     -----------  ---------
Years ending December 31:
     1999.......................................................................        6.19%      $ 4,000
     2000.......................................................................        6.04%        2,000
     2002.......................................................................        6.59%        3,997
     Thereafter.................................................................        6.26%        2,000
                                                                                                  ---------
          Total.................................................................        6.31%      $11,997
                                                                                                  ---------
                                                                                                  ---------

11. INCOME TAXES

    The provisions for income taxes are summarized as follows (in thousands):

                                                                                                 YEARS ENDED
                                                                                                DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Income tax provision:
  Current............................................................................  $   3,072  $   1,645  $   1,718
  Deferred...........................................................................         27        111        153
                                                                                       ---------  ---------  ---------
     Total...........................................................................  $   3,099  $   1,756  $   1,871
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                         --------------------------------------------------------------
                                                 1997                  1996                  1995
                                         ------------------    ------------------   -------------------
Taxes at statutory rate................  $   2,924   34.0%     $   1,753   34.0%     $   1,997   34.0%
Increase (decrease) resulting from:
  State income tax, net................        119    1.4%          --     --             --      --
  Other, net...........................         56    0.6%             3    0.1%          (126)  (2.2)%
                                         ---------   ----       ---------  ----      ---------   -----
     Total.............................  $   3,099   36.0%      $   1,756  34.1%     $   1,871   31.8%
                                         ---------   ----       ---------  ----      ---------   -----
                                         ---------   ----       ---------  ----      ---------   -----

    During the year ended December 31, 1996, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Bank began changing its method of determining bad debt reserves for tax purposes following the year ended December 31, 1995. The amounts to be recaptured for income tax reporting purposes are considered by the Bank in the determination of the net deferred tax liability.

    The Company's deferred tax liability account was comprised of the following at December 31 (in thousands):

                                                                       1997       1996
                                                                      ------     -----
Deferred tax assets:
  Loan fees deferred................................................  $ 158      $ 211
  Stock based compensation..........................................    168        --
  Other.............................................................     72        --
                                                                      ------     -----
     Total deferred tax assets......................................    398        211
Deferred tax liabilities:
  Office properties.................................................   (168)      (141)
  Federal Home Loan Bank stock......................................   (544)      (407)
  Investment securities available for sale..........................   --         (126)
  Loan loss reserves................................................    (61)       (11)
                                                                      ------     -----
     Total deferred tax liabilities.................................   (773)      (685)
                                                                      ------     -----
     Net deferred tax liability                                       $(375)     $(474)
                                                                      ------     -----
                                                                      ------     -----

    Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 1997 and 1996. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

12. BENEFIT PLANS

    In 1997, the Company's shareholders approved the Stock Option Plan ("SOP") and Management Recognition and Retention Plan ("MRR Plan").

    STOCK OPTION PLAN--The SOP provides for a committee of the Company's Board of Directors to award incentive stock options, non-qualified or compensatory stock options and stock appreciation rights representing up to 515,375 shares of Company stock. One-fifth of the options granted vested immediately upon grant, with the balance vesting in equal amounts on the four subsequent anniversary dates of the grant. Options granted vest immediately in the event of retirement, disability, or death. Outstanding stock options can be exercised over a ten year period.

    Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. Options granted in the current year have exercise prices ranging from $19.25 to $20.38, and a weighted average contract life of 9.4 years.

    A summary of the status of the Company's stock option plan as of December 31, 1997, and changes during the year ending on that date is presented below:

                                                                            WEIGHTED
                                                                             AVERAGE
                                                                            EXERCISE
OPTIONS                                                          SHARES       PRICE
-------                                                          -------    ---------
Outstanding at beginning of year..............................      --        --
Granted.......................................................   496,073     $19.27
Exercised.....................................................      --        --
Forfeited.....................................................    (1,600)     19.25
                                                                 -------     ------
Outstanding at December 31, 1997..............................   494,473     $   19
                                                                 -------     ------
                                                                 -------     ------
Options exercisable at December 31, 1997......................    99,215     $   19
                                                                 -------     ------
                                                                 -------     ------

    The Company applies the provisions of APB Opinion No. 25 in accounting for its stock option plan, as allowed under SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for options granted to employees. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company's pro forma net income and pro forma earnings per share would have been as follows:

                                                                   1997
                                                         ------------------------
                                                         AS REPORTED   PRO FORMA
                                                         -----------  -----------
Net income (in thousands)............................      $5,502        $4,987
Earnings per share:
  Basic..............................................      $ 1.22        $ 1.10
  Diluted............................................      $ 1.21        $ 1.10

    In determining the above pro forma disclosure, the fair value of options granted during the year was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility--22%, expected life of grant--6.5 years, risk-free interest rate--5.7%, and expected dividend rate--1.05%. The weighted average fair value of options granted during the fiscal year ended December 31, 1997, was $7.85 per share.

    MANAGEMENT RECOGNITION AND RETENTION PLAN--The MRR Plan provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares were granted during 1997. Compensation expense will be recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period. One-fifth of the shares granted to date (39,170 shares) vested immediately on the date of grant. The remainder will vest at a rate of 25% per year over the next four anniversary dates of the grants. Shares granted will be deemed vested in the event of disability or death. At December 31, 1997, 124,000 shares awarded under this plan have been purchased in the open market at a cost of $2.5 million. A liability has been established, based on the grant price, for the remainder of the shares to be purchased. Differences between the price at the date of grant and the actual purchase price will be recorded as an adjustment to stockholders' equity. Approximately $1.2 million in compensation expense was recognized during the current year related to the MRR Plan.

    EMPLOYEE STOCK OWNERSHIP PLAN--The Company established an Employee Stock Ownership Plan ("ESOP") on May 3, 1996. During 1996, the ESOP borrowed $4.1 million from the Company to purchase shares of Company stock. The loan is collateralized by the shares that were purchased with the proceeds of the loan. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP.

    During the years ended December 31, 1997 and 1996, ESOP expense was approximately $745,000 and $402,000, respectively.

    OTHER POSTRETIREMENT BENEFITS--The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. For the years ended December 31, 1997, 1996 and 1995, there was a net pension cost of approximately $56,000, $100,000 and $43,000, respectively.

13. EARNINGS PER SHARE

                                                                                 YEAR ENDED DECEMBER 31, 1997
                                                                           ----------------------------------------
                                                                              INCOME        SHARES       PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                                           ------------  -------------  -----------
Basic EPS -
  Income available to common stockholders................................  $  5,501,617     4,527,043    $    1.22
Effect of dilutive securities -
  Stock options..........................................................       --             22,365
                                                                           ------------  -------------
Diluted EPS -
  Income available to common stockholders and assumed conversions........  $  5,501,617     4,549,408    $    1.21
                                                                           ------------  -------------
                                                                           ------------  -------------

                                                                                 YEAR ENDED DECEMBER 31, 1996
                                                                           ----------------------------------------
                                                                              INCOME        SHARES       PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                                           ------------  -------------  -----------
Basic and Diluted EPS -
  Income available to common stockholders................................  $  3,400,036     4,730,010    $    0.72

    During the year ended December 31, 1996, there were no potential dilutive securities.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank does not use financial instruments with off-balance sheet risk as part of its asset/liability management program or for trading purposes. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Such collateral consists primarily of residential properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    The Bank had the following outstanding commitments at December 31, 1997 (in thousands):

        Undisbursed construction loans.....................................  $   7,305
        Commitments to originate mortgage loans............................      3,585
        Letters of credit..................................................         54
        Unused lines of credit.............................................      3,566
                                                                             ---------
          Total............................................................  $  14,510
                                                                             ---------
                                                                             ---------

    The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 1997, interest rates on commitments ranged from 6.0% to 10.0%.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                         DECEMBER 31, 1997       DECEMBER 31, 1996
                                                       ----------------------  ----------------------
                                                                   ESTIMATED               ESTIMATED
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                         VALUE       VALUE       VALUE       VALUE
                                                       ----------  ----------  ----------  ----------
        ASSETS:
          Cash and cash equivalents..................  $    6,627  $    6,627  $    6,819  $    6,819
          Investment securities:
            Available for sale.......................      --          --             340         340
            Held to maturity.........................      95,533      95,614      90,982      90,497
          Federal Home Loan Bank stock...............       3,603       3,603       3,026       3,026
          Loans receivable, net......................     433,942     438,775     396,508     399,175
          Accrued interest receivable................       4,134       4,134       3,620       3,620

        LIABILITIES:
          Deposits:
            Demand, NOW, money market and regular
              savings................................      90,731      90,731      89,363      89,363
            Certificates of deposit..................     360,143     363,640     333,495     336,303
          Federal Home Loan Bank advances............      11,997      12,147      --          --
          Accrued interest payable...................         526         526         434         434
          Advance payments by borrowers for taxes and
            insurance................................         900         900         806         806
          Commitments................................      --          --          --          --

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

    The fair value of demand deposit accounts, NOW accounts, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit and Federal Home Loan Bank advances is estimated using the rates currently offered for deposits and advances of similar remaining maturities at the reporting date. For advance payments by borrowers for taxes and insurance and accrued interest payable the carrying value is a reasonable estimate of fair value. Commitments are generally made at prevailing interest rates at the time of funding and, therefore, there is no difference between the contract amount and fair value.

    The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

16. COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements (see Note 14). In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

17. RETAINED EARNINGS--SUBSTANTIALLY RESTRICTED

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

18. REGULATORY MATTERS

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

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted tangible assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined).

    At December 31, 1997 and 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

    The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:

                                                                                                                TO BE CATEGORIZED
                                                                                                                     AS WELL
                                                                                                                CAPITALIZED UNDER
                                                                                          FOR CAPITAL           PROMPT CORRECTIVE
                                                                     ACTUAL            ADEQUACY PURPOSES        ACTION PROVISIONS
                                                              --------------------  ------------------------  ----------------------
                                                               AMOUNT      RATIO      AMOUNT        RATIO      AMOUNT       RATIO
                                                              ---------  ---------  -----------  -----------  ---------  -----------
        As of December 31, 1997:

          Tangible Capital to Tangible Assets...............  $  65,852      11.98%  $   8,244         1.50%        N/A         N/A

          Core Capital to Adjusted Tangible Assets..........     65,852      11.98%     16,488         3.00%  $  27,480        5.00%

          Total Capital to Risk-Weighted Assets.............     66,619      22.52%     23,661         8.00%     29,576       10.00%

          Tier I Capital to Risk-Weighted Assets............     65,852      22.27%        N/A          N/A      17,746        6.00%

        As of December 31, 1996:

          Tangible Capital to Tangible Assets...............  $  60,932      12.30%  $   7,429         1.50%        N/A         N/A

          Core Capital to Adjusted Tangible Assets..........     60,932      12.30%     14,858         3.00%  $  24,764        5.00%

          Total Capital to Risk-Weighted Assets.............     61,923      23.24%     21,315         8.00%     26,643       10.00%

          Tier I Capital to Risk-Weighted Assets............     60,932      22.87%        N/A          N/A      15,986        6.00%

19. PARENT COMPANY ONLY FINANCIAL INFORMATION

    The following condensed statements of financial condition, as of December 31, 1997 and 1996, and condensed statements of income and of cash flows for the year ended December 31, 1997, and for the period from May 3, 1996 to December 31, 1996, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
                             (PARENT COMPANY ONLY)

              CONDENSED STATEMENTS OF FINANCIAL CONDITION (in thousands)
                            DECEMBER 31, 1997 AND 1996


                                                                                                1997       1996
                                                                                              ---------  ---------
ASSETS

Cash and cash equivalents...................................................................  $      72  $      49
Investment securities, held to maturity.....................................................     --          9,987
Loan to bank subsidiary.....................................................................     17,793      9,268
Accrued interest receivable.................................................................         82        210
Investment in Bank..........................................................................     65,852     61,134
Other assets................................................................................        866        178
                                                                                              ---------  ---------
TOTAL ASSETS................................................................................  $  84,665  $  80,826
                                                                                              ---------  ---------
                                                                                              ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities......................................................  $   1,781  $      68
Stockholders' equity........................................................................     82,884     80,758
                                                                                              ---------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................................................  $  84,665  $  80,826
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                 CONDENSED STATEMENTS OF INCOME (in thousands)
                   YEAR ENDED DECEMBER 31, 1997, AND FOR THE
                  PERIOD FROM MAY 3, 1996 TO DECEMBER 31, 1996

                                                                                                   1997       1996
                                                                                                 ---------  ---------
INCOME:
  Interest income--investment securities.......................................................  $     418  $     537
  Interest income--loan to Bank................................................................        714        401
                                                                                                 ---------  ---------
    Total income...............................................................................      1,132        938
EXPENSES:
  Management fees..............................................................................         66         44
  Other operating expenses.....................................................................        142         64
                                                                                                 ---------  ---------
    Total expenses.............................................................................        208        108
                                                                                                 ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE AND EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY.......        924        830
INCOME TAX EXPENSE.............................................................................        343        316
                                                                                                 ---------  ---------
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDARY...............................        581        514
EQUITY OF UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY............................................      4,921      2,886
                                                                                                 ---------  ---------
NET INCOME.....................................................................................  $   5,502  $   3,400
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
                             (PARENT COMPANY ONLY)

                CONDENSED STATEMENTS OF CASH FLOWS (in thousands)
                FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE
                   PERIOD FROM MAY 3, 1996 TO DECEMBER 31, 1996

                                                                                                  1997       1996
                                                                                                ---------  ---------
OPERATING ACTIVITIES:
  Net income..................................................................................  $   5,502  $   3,400
  Adjustments to reconcile net income to net cash provided by operating activities:
    Equity in undistributed net income of Bank................................................     (4,921)    (2,886)
    Repayment of ESOP loan....................................................................        830        402
    Stock compensation expense................................................................      1,193     --
    Changes in operating assets and liabilities:
      Accrued interest receivable.............................................................        128       (210)
      Other assets............................................................................       (688)      (178)
      Accrued expenses and other liabilities..................................................        133         68
                                                                                                ---------  ---------
        Net cash provided by operating activities.............................................      2,177        596
                                                                                                ---------  ---------
INVESTING ACTIVITIES:
  Purchase of Bank stock......................................................................     --        (22,889)
  Loan to Bank, net of repayments.............................................................     (8,525)    (9,268)
  Purchases of investment securities--held to maturity........................................     --        (14,987)
  Proceeds from maturities of investment securities--held to maturity.........................      9,987      5,000
                                                                                                ---------  ---------
        Net cash provided by (used in) investing activities...................................      1,462    (42,144)
                                                                                                ---------  ---------
FINANCING ACTIVITIES:
  Increase from issuance of common stock, net of related expenses.............................     --         45,777
  Purchase of treasury stock..................................................................     --         (4,180)
  Common stock acquired for employee stock benefit plan.......................................     (2,539)    --
  Dividends paid..............................................................................     (1,077)    --
                                                                                                ---------  ---------
        Net cash (used in) provided by financing activities...................................     (3,616)    41,597
                                                                                                ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.....................................................         23         49

CASH AND CASH EQUIVALENTS:
  Beginning of period.........................................................................         49     --
                                                                                                ---------  ---------
  End of period...............................................................................  $      72  $      49
                                                                                                ---------  ---------
                                                                                                ---------  ---------

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
                       FIRST FEDERAL BANK OF ARKANSAS, FA

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

William F. Smith                       Sherri R. Billings
Retired Pharmacist and Investments     Senior Vice President and Treasurer

                               BANKING LOCATIONS

                                  MAIN OFFICE

                              200 West Stephenson
                            Harrison, Arkansas 72601

                                BRANCH OFFICES

  128 West Stephenson          Ozark Mall--Highway 62-65 North         301 Highway 62 West
Harrison, Arkansas 72601           Harrison, Arkansas 72601         Yellville, Arkansas 72687

Corner Central & Willow           324 Highway 62-65 Bypass            307 North Walton Blvd.
Harrison, Arkansas 72601          Harrison, Arkansas 72601         Bentonville, Arkansas 72712

   210 South Main                    1303 West Hudson                  3460 North College
Berryville, Arkansas 72616        Rogers, Arkansas 72756          Fayetteville, Arkansas 72703

  668 Highway 62 East            201 East Henri De Tonti Blvd.      2025 North Crossover Road
Mountain Home, Arkansas 72653      Tontitown, Arkansas 72762          Fayetteville, AR 72703

                                    249 West Main Street
                                    Farmington, AR 72730

                            STOCKHOLDER INFORMATION

    First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA. The Bank is a federally-chartered, SAIF-insured savings institution operating through its main office and eleven full service branch offices. The Company's and the Bank's principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

                            TRANSFER AGENT/REGISTRAR

                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, New Jersey 07016
                            Phone: (800) 368-5948

-------------------------------------------------------------------------------

                                 STOCKHOLDER REQUESTS

    Request for annual reports, quarterly reports and related stockholder literature should be directed to Investor Relations, First Federal Bancshares of Arkansas, Inc., P.O. Box 550, Harrison, Arkansas 72602.

    Stockholders needing asistance wiith stock records, transfers or lost certificates, should contact the Company's transfer agent, Registrar and Transfer Company, at the telephone number listed above.

-------------------------------------------------------------------------------

                            COMMON STOCK INFORMATION

    Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 4, 1998, the Company had 4,896,063 shares of common stock outstanding and had approximately 1,392 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

    The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq (the common stock commenced trading on the Nasdaq National Market System on May 3, 1996).

                                                   YEAR ENDED                  YEAR ENDED
                                               DECEMBER 31, 1997            DECEMBER 31, 1996
      QUARTER                             ---------------------------  --------------------------
       ENDED                                HIGH     LOW     DIVIDEND   HIGH     LOW     DIVIDEND
----------------------------------------  -------  -------   --------  -------  ------   --------
March 31................................  $ 20.38  $ 15.88   $  0.05      --       --       --
June 30.................................    20.63    17.38      0.05   $ 14.00  $ 12.88     --
September 30............................    21.75    20.13      0.06     15.38    12.75     --
December 31.............................    24.38    20.00      0.06     16.50    14.75     --