Form 10-K, Exhibit 13
period 1998-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 1999-03-25
CIK 1006424

                                                                      Exhibit 13


                            FIRST FEDERAL BANCSHARES
                                OF ARKANSAS, INC.




                   ------------------------------------------

                                      1998
                   ------------------------------------------

                                  ANNUAL REPORT
                   ------------------------------------------

                                TABLE OF CONTENTS


                                                                                                              PAGE
President's Letter to Stockholders....................................................................         1
Corporate Profile.....................................................................................         2
Selected Consolidated Financial and Other Data........................................................         3
Selected Quarterly Operating Results..................................................................         5
Management's Discussion and Analysis of Financial Condition
  and Results of Operations...........................................................................         6
Independent Auditors' Report..........................................................................        18
Consolidated Financial Statements.....................................................................        19
Directors and Executive Officers......................................................................        43
Banking Locations.....................................................................................        43
Stockholder Information...............................................................................        44

[GRAPHIC OMITTED]


--------------------------------------------------------------------------------
FIRST FEDERAL
--------------------------------------------------------------------------------
BANCSHARES
--------------------------------------------------------------------------------
    OF ARKANSAS, INC.


Dear Stockholder:

First Federal Bancshares of Arkansas continued to have another great year in 1998. We again had record profits with over $6 million in net income. Our earnings per share exceeded analysts' expectations with a 10.7% increase to $1.35 per share. In addition, in 1998 we increased our quarterly dividend by 16.7% to 7 cents per share.

In 1998 we completed a second repurchase program of 5% of our stock totaling 244,803 shares. Immediately after completion of our second repurchase, we were approved for a third repurchase of 5% of our stock. We subsequently completed that repurchase of 232,563 shares on February 8, 1999. The shares acquired through both repurchase programs will be held as treasury stock and further reflect the board's commitment to enhance shareholder value.

We continued to excel in both mortgage and installment lending with approximately $189 million in new loans originated in 1998 in Northwest and Northcentral Arkansas. The secondary mortgage division exceeded all their goals and projections to add to the banner year in lending.

In 1998 we also signed two major contracts for financial services. The first was with Primevest Financial Services, a broker/dealer. Our Primevest affiliation will enable the bank to offer full-service stock brokerage, mutual funds, annuities, bonds and other financial services in all our locations. Our second contract was with nFront for Internet banking services through our computer service bureau, BISYS. Internet banking will become a reality for our customers in 1999.

We recently opened our fifteenth office and second location in the excellent market area of Mountain Home, Arkansas. The state-of-the-art facility features a full service lobby, four drive-thru lanes and an ATM. We are committed to readily meeting the family banking needs of this major retirement area in Arkansas.

Our Year 2000 Project plan continues to make progress toward Year 2000 preparedness. We anticipate completion of our testing during the second quarter of 1999. We do not anticipate any major problems with the century rollover but we do have a business resumption contingency plan in place.

As we enter our 65th year of banking services to Northwest and Northcentral Arkansas, the board, management, and all "First Team" members remain committed to our mission of "being the best provider of family banking services in our market areas and maximizing our shareholders' value". Our vision of "being the premier family bank in Arkansas" is only possible through the loyalty and support of our customers and stockholders. We appreciate you and pledge to do our best to continue to merit your confidence in 1999 and future years.

                                                    Sincerely,

                                                    /s/ Larry J. Brandt
                                                    --------------------------
                                                    Larry J. Brandt
                                                    President

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

        At December 31, 1998, the Company had total assets of $615.1 million, total deposits of $481.1 million and stockholders' equity of $81.0 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(870)741-7641.

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




                                                                          At or For the
                                                                      YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------------

                                            1998               1997             1996            1995             1994
                                       ---------------    ------------      ------------    ------------    ---------------
                                                                        (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
  Total assets                             $615,055          $549,607        $505,739         $454,479         $428,312
  Cash and cash equivalents                  26,163             6,627           6,819            8,845            8,280
  Investment securities                     127,175            95,533          91,322           96,312          130,527
  Loans receivable, net                     442,486           433,942         396,508          339,505          279,783
  Allowance for loan losses                     771             1,196           1,251            1,228            1,134
  Deposits                                  481,093           450,874         422,858          417,229          395,483
  Federal Home Loan Bank advances            48,985            11,997               -                -                -
  Stockholders' equity                       81,023            82,884          80,758           35,308           31,242

SELECTED OPERATING DATA:
  Interest income                          $ 43,814          $ 40,445        $ 37,192         $ 32,964         $ 29,790
  Interest expense                           25,774            23,748          22,449           21,538           17,700
                                       ---------------    ------------      ------------    ------------    ---------------
  Net interest income                        18,040            16,697          14,743           11,426           12,090
  Provision for loan losses                      55                 -              60              133               54
                                       ---------------    ------------      ------------    ------------    ---------------
  Net interest income after provision
    for loan losses                          17,985            16,697          14,683           11,293           12,036
  Gain on sale of mortgage-backed
    and investment securities                    --               394               -              311              446
  Noninterest income                          1,836             1,526           1,222            1,107            1,137
  Noninterest expense(1)                     10,482            10,016          10,749            6,836            6,667
                                       ---------------    ------------      ------------    ------------    ---------------
  Income before income taxes                  9,339             8,601           5,156            5,875            6,952
  Provision for income taxes                  3,309             3,099           1,756            1,871            2,250
                                       ---------------    ------------      ------------    ------------    ---------------
     Net income(1)                        $   6,030          $  5,502        $  3,400         $  4,004         $  4,702
                                       ---------------    ------------      ------------    ------------    ---------------
                                       ---------------    ------------      ------------    ------------    ---------------

EARNINGS PER SHARE:
   Basic                                      $1.35             $1.22           $0.72               NA               NA
   Diluted                                     1.33              1.21            0.72               NA               NA

CASH DIVIDENDS DECLARED                       $0.28             $0.22              --               NA               NA

------------------------------------



(1) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------------------
                                                      1998            1997            1996            1995            1994
                                                  ------------    ------------    ------------    ------------    ------------
SELECTED OPERATING RATIOS(1):
Return on average assets(2)                             1.04%           1.03%            .69%            .91%           1.12%
Return on average equity(2)                             7.22            6.76            5.22           12.03           16.22
Average equity to average assets                       14.36           15.26           13.23            7.55            6.91
Interest rate spread(3)                                 2.55            2.47            2.48            2.37            2.74
Net interest margin(3)                                  3.20            3.22            3.08            2.66            2.96
Net interest income after provision for
 loan losses to noninterest expense                   171.58          166.70          136.60          165.20          180.53
Noninterest expense to average assets                   1.80            1.88            2.18            1.55            1.59
Average interest-earning assets to
 average interest-bearing liabilities                 114.20          116.21          112.96          105.92          105.23
Operating efficiency(4)                                52.74           53.80           67.33           53.22           48.76

ASSET QUALITY RATIOS(5):
Nonperforming loans to total loans(6)                   0.32            1.11            0.18            0.10            0.09
Nonperforming assets to total assets(6)                 0.93            0.94            0.17            0.13            0.12
Allowance for loan losses to non-
 performing loans(6)                                   52.65           24.12          173.51          350.86          420.00
Allowance for loan losses to total loans                0.17            0.27            0.30            0.35            0.40

CAPITAL RATIOS(5):
Tangible capital to adjusted total assets              11.67           11.98           12.30            7.74            7.29
Core capital to adjusted total assets                  11.67           11.98           12.30            7.74            7.29
Risk-based capital to risk-weighted
 assets                                                22.44           22.52           23.24           15.57           16.62

OTHER DATA:
Dividend payout ratio(7)                               22.11           19.58               -               -              --
Full service offices at end of period                     12              12              10               8               8

------------------------------------

(1) Ratios for 1998 and 1997 are based on average daily balances. Ratios prior to 1997 are based on average month end balances.

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

(7) The calendar year ended December 31, 1997 was the first full year the Company was publicly traded. Dividend payout ratio is the total dividends declared divided by net income.

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)



                                                        FOURTH              THIRD             SECOND              FIRST
YEAR ENDED DECEMBER 31, 1998                            QUARTER            QUARTER            QUARTER            QUARTER
                                                     --------------     --------------     --------------     ---------------

Interest income                                         $11,270            $11,052            $10,864            $10,628
Interest expense                                          6,676              6,545              6,375              6,178
                                                     --------------     --------------     --------------     ---------------
Net interest income                                       4,594              4,507              4,489              4,450
Provision for loan losses                                    30                 --                 10                 15
                                                     --------------     --------------     --------------     ---------------
Net interest income after provision
  for loan losses                                         4,564              4,507              4,479              4,435
Noninterest income                                          426                514                438                458
Noninterest expense                                       2,565              2,583              2,671              2,663
                                                     --------------     --------------     --------------     ---------------
Income before income taxes                                2,425              2,438              2,246              2,230
Provision for income taxes                                  854                861                784                810
                                                     --------------     --------------     --------------     ---------------
Net income                                              $ 1,571            $ 1,577            $ 1,462            $ 1,420
                                                     --------------     --------------     --------------     ---------------
                                                     --------------     --------------     --------------     ---------------
Earnings per share(1):
 Basic                                                    $0.37              $0.35              $0.32              $0.31
 Diluted                                                  $0.37              $0.35              $0.31              $0.30

Selected Ratios (Annualized):
Net interest margin                                        3.15%              3.18%              3.23%              3.26%
Return on average assets                                   1.04               1.08               1.02               1.01
Return on average equity                                   7.71               7.52               6.89               6.77



YEAR ENDED DECEMBER 31, 1997                            FOURTH              THIRD             SECOND              FIRST
                                                        QUARTER            QUARTER            QUARTER            QUARTER
                                                     --------------     --------------     --------------     ---------------
Interest income                                         $10,456            $10,226            $10,048             $9,715
Interest expense                                          6,191              6,153              5,831              5,573
                                                     --------------     --------------     --------------     ---------------
Net interest income                                       4,265              4,073              4,217              4,142
Provision for loan losses                                    --                 --                 --                 --
                                                     --------------     --------------     --------------     ---------------
Net interest income after provision
  for loan losses                                         4,265              4,073              4,217              4,142
Noninterest income                                          370                360                872                318
Noninterest expense                                       2,501              2,374              3,029              2,112
                                                     --------------     --------------     --------------     ---------------
Income before income taxes                                2,134              2,059              2,060              2,348
Provision for income taxes                                  774                748                739                838
                                                     --------------     --------------     --------------     ---------------
Net income                                             $  1,360           $  1,311            $ 1,321            $ 1,510
                                                     --------------     --------------     --------------     ---------------
                                                     --------------     --------------     --------------     ---------------
Earnings per share(1):
 Basic                                                    $0.30              $0.29              $0.29              $0.33
 Diluted                                                  $0.30              $0.29              $0.29              $0.33

Selected Ratios (Annualized):
Net interest margin                                        3.19%              3.07%              3.29%              3.33%
Return on average assets                                   0.99               0.96               1.00               1.18
Return on average equity                                   6.62               6.50               6.50               7.41

----------------------------------------

(1)     Basic and Diluted Shares Outstanding



YEAR ENDED DECEMBER 31, 1998                              FOURTH             THIRD              SECOND             FIRST
                                                         QUARTER            QUARTER            QUARTER            QUARTER
                                                     --------------     --------------     --------------     ---------------
Basic weighted - average shares                         4,262,883          4,465,271          4,560,765          4,552,948
Effect of dilutive securities                               3,790             62,085            152,851            114,397
                                                     --------------     --------------     --------------     ---------------
Diluted weighted - average shares                       4,266,673          4,527,356          4,713,616          4,667,345
                                                     --------------     --------------     --------------     ---------------
                                                     --------------     --------------     --------------     ---------------


YEAR ENDED DECEMBER 31, 1997
Basic weighted - average shares                         4,542,544          4,532,143          4,521,744          4,511,344
Effect of dilutive securities                              59,015             45,714              1,964                  0
                                                     --------------     --------------     --------------     ---------------
Diluted weighted - average shares                       4,601,559          4,577,857          4,523,708          4,511,344
                                                     --------------     --------------     --------------     ---------------
                                                     --------------     --------------     --------------     ---------------

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

ASSET AND LIABILITY MANAGEMENT

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1998, the Bank estimates that the ratio of its one-year gap to total assets was a negative 9.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 78.7%.

        In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); (ii) lengthening the maturity on deposits by offering longer term certificates of deposit; and (iii) utilizing Federal Home Loan Bank ("FHLB") of Dallas advances. Presently, deposits into longer term certificates of deposit are minimal due to the prevailing low interest rate environment.

        The Bank focuses its lending activities on the origination of one-, three-, five- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 1998, $234.5 million or 63.3% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $190.3 million in seven-year ARMs.

        The Company's investment securities portfolio amounted to $127.2 million or 20.7% of the Company's total assets at December 31, 1998. Of such amount, $10.0 million or 7.9% is contractually due within one year and $8.2 million or 6.4% is contractually due after one year to five years. However, actual maturities are normally shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1998, there was approximately $113 million of investment securities with call options held by the issuer, of which approximately $97 million are callable within one year.

        Deposits are the Bank's primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors' rates rather than deposit affordability. In 1998, the Bank utilized FHLB of Dallas advances as an additional funding source.
At December 31, 1998, the Bank had $49.0 million of FHLB advances.

NET PORTFOLIO VALUE

        Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's portfolio equity and the level of net interest income on a quarterly basis. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk- based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would incur a loss of net portfolio value ("NPV") exceeding 2% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. However, utilizing this measurement concept, at December 31, 1998, there would be a decrease of approximately 296 basis points in the Bank's NPV as a percentage of present value of assets, assuming a 200 basis point increase in interest rates.

        The following table presents the Bank's NPV as of December 31, 1998, as calculated by the OTS, based on information provided to the OTS by the Bank.


                                                  NET PORTFOLIO VALUE
----------------------------------------------------------------------------------------------------------------
                                                    Estimated NPV as
                                                     a Percentage of
  Change in Interest                                  Present Value              Amount                  Percent
 Rates (basis points)         Estimated NPV             of Assets               of Change               of Change
--------------------     --------------------    --------------------    --------------------     --------------------
                                                 (Dollars in Thousands)

      +400                  $47,226                       8.17%               $(48,644)                    (51)%
      +300                   59,870                      10.06                 (36,000)                    (38)
      +200                   72,793                      11.88                 (23,077)                    (24)
      +100                   85,269                      13.53                 (10,061)                    (11)
        --                   95,870                      14.84                      --                      --
      -100                  104,300                      15.80                   8,430                       9
      -200                  113,775                      16.84                  17,905                      19
      -300                  125,218                      18.07                  29,348                      31
      -400                  136,098                      19.16                  40,228                      42

CHANGES IN FINANCIAL CONDITION

        GENERAL. At December 31, 1998, the Company's total assets amounted to $615.1 million as compared to $549.6 million at December 31, 1997. The $65.5 million or 11.9% increase was primarily due to an increase of $19.5 million or 249.8% in cash and cash equivalents, a $8.5 million or 2.0% increase in loans receivable, net, a $31.6 million or 33.1% increase in investment securities held to maturity, and a $4.1 million increase in real estate acquired in settlement of loans, net.

        The loans receivable increase resulted from the continued origination of loans during the year ended December 31, 1998. Originations for the year ended December 31, 1998 consisted of $114.5 million in one- to four-family residential loans, $600,000 in multi-family residential, $20.9 million in commercial loans, $24.0 million in construction loans and $28.8 million in consumer installment loans, of which $10.3 million consisted of automobile loans and $9.7 million consisted of home equity loans. At December 31, 1998, the Bank had outstanding loan commitments of $3.6 million, unused lines of credit of $4.0 million, and the undisbursed portion of construction loans of $6.8 million. Real estate acquired in settlement of loans increased $4.1 million primarily due to the Bank accepting a deed in lieu of foreclosure on a commercial real estate loan, as discussed below. Liabilities increased $66.4 million or 14.2% to $533.1 million at December 31, 1998 compared to $466.7 million at December 31, 1997. The increase in liabilities was primarily due to an increase of $30.2 million or 6.7% in deposits, and a $36.7 million increase in advances from the FHLB of Dallas. The increases in deposits and advances from the FHLB of Dallas were used to fund the net loan increase, to increase cash and cash equivalents, and to purchase additional investment securities. Stockholders' equity amounted to $81.0 million or 13.17% of total assets at December 31, 1998 compared to $82.9 million or 15.08% of total assets at December 31, 1997.

        Nonperforming assets, consisting of nonperforming loans and repossessed assets, amounted to $5.7 million or .93% of total assets at December 31, 1998, compared to $5.2 million, or .94% of total assets at December 31, 1997. The Bank reclassified a previously reported non-accrual commercial real estate loan to real estate acquired in settlement of loans in the first quarter of 1998. The majority ownership of a partnership, which owns and operates this commercial real estate property, was consolidated with the Bank's financial position and results of operations during the quarter ended September 30, 1998. Such property has a carrying value at December 31, 1998 of $4.0 million. As a result of such consolidation, the Bank's real estate acquired in settlement of loans increased $1.0 million reflecting the minority interest ownership. The property is currently operated by a management company and is being marketed for disposition.

        LOANS RECEIVABLE. Net loans receivable increased by $8.5 million, or 2.0%, to $442.5 million at December 31, 1998 from $433.9 million at December 31, 1997. Loan originations for 1998 totaled $188.8 million. The net loans receivable increase was composed of increases in commercial loans of $7.4 million or 30.5%, and consumer loans of $3.0 million or 10.5%, and decreases in single-family residential loans of $700,000 or .2% and construction loans, net of undisbursed funds of $2.5 million or 1.2%. Loans were originated using the Bank's normal underwriting standards, rates, and terms.

        Unearned loan fee income at December 31, 1998 amounted to $3.3 million, down from $3.5 million at December 31, 1997. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 1998 were $6.8 million, compared to $7.3 million at December 31, 1997.

        ALLOWANCE FOR LOAN LOSSES. The reduction in the allowance for loan losses from $1.2 million at December 31, 1997, to $800,000 at December 31, 1998 resulted primarily from two changes. First, nonperforming commercial real estate loans decreased from $3.4 million at December 31, 1997 to $0 at December 31, 1998. Additionally, nonperforming consumer loans decreased from $434,000 at December 31, 1997 to $159,000 at December 31, 1998. Otherwise, the composition of the allowance remained relatively unchanged. There were no changes in concentrations, terms, methods or assumptions that occurred or significantly affected the allowance during the year ended December 31, 1998. Management compared the loan portfolio's loss experience ratios from year to year and adjusted the ratios to reflect current loss experience. Management also considered whether there were any other matters that might affect the adequacy of the allowance and identified no such matters.

        INVESTMENT SECURITIES. Investment securities all of which were classified as held to maturity amounted to $127.2 million as of December 31, 1998 compared to $95.5 million as of December 31, 1997. In 1998, approximately $110.2 million of government agency obligations and $900,000 of municipal bonds were purchased. Securities which matured or were called during 1998 amounted to $79.5 million, which resulted in an increase of $31.6 million or 33.1% in investment securities at December 31, 1998 compared to December 31, 1997.

        DEPOSITS. Deposits at December 31, 1998 amounted to $481.1 million, an increase of $30.2 million or 6.7% from the December 31, 1997 balance of $450.9 million. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. In 1997, the Bank began offering special promotion certificate of deposits which continued throughout 1998.

        BORROWED FUNDS. Borrowed funds, which consist entirely of FHLB of Dallas advances, increased by $37.0 million to $49.0 million at December 31, 1998 from $12.0 million at December 31, 1997. The weighted average rate on such borrowings was 5.57% at December 31, 1998. These borrowings were used to fund loan growth, to purchase additional investment securities and to increase cash and cash equivalents.

        STOCKHOLDERS' EQUITY. Stockholders' equity decreased $1.9 million to $81.0 million at December 31, 1998 from $82.9 million at December 31, 1997. The decrease in stockholders' equity was primarily due to the purchase of treasury stock totaling $8.0 million. In addition, during the twelve months ended December 31, 1998 cash dividends aggregating $1.3 million were paid. Such decreases in stockholders' equity were partially offset by net income in the amount of $6.0 million for the year ended December 31, 1998.

AVERAGE BALANCE SHEETS

        The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 1998. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 1998. For the years ended December 31, 1998 and 1997, average balances are based on daily balances during the period. For the year ended December 31, 1996, average balances are based on month end balances during the period.


                                                                           Year Ended December 31,
                                       December 31,     ----------------------------------------------------------------
                                           1998                             1998                              1997
                                       -------------    --------------------------------------------- ------------------
                                                                                            Average
                                           Yield/         Average                            Yield/         Average
                                            Cost          Balance         Interest           Cost           Balance
                                       -------------    ------------    -------------    -------------    -------------
                                                                                            (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                       8.05%          $441,702         $35,762          8.10%          $415,075
  Investment securities(2)                   6.61           116,504           7,802          6.70            96,170
  Mortgage-backed securities                 8.24                86               6          7.02               202
  Other interest-earning assets              4.65             4,777             244          5.09             7,615
                                                        ------------    -------------                     -------------
     Total interest-earning assets           7.63           563,069          43,814          7.78           519,062
                                                                        -------------    -------------
Noninterest-earning assets                                   18,502                                          14,550
                                                        ------------                                      -------------
     Total assets                                          $581,571                                        $533,612
                                                        ------------                                      -------------
                                                        ------------                                      -------------
Interest-bearing liabilities:
  Deposits                                   5.01          $462,596          24,004          5.19          $440,147
  Other borrowings                           5.57            30,452           1,770          5.81             6,493
                                                        ------------    -------------                     -------------
    Total interest-bearing liabilities       5.07           493,048          25,774          5.23           446,640
Noninterest-bearing liabilities                               5,019                                           5,561
                                                        ------------                                      -------------
     Total liabilities                                      498,067                                         452,201
Stockholders' equity                                         83,504                                          81,411
                                                        ------------                                      -------------
     Total liabilities and
      stockholders' equity                                 $581,571                                        $533,612
                                                        ------------                                      -------------
                                                        ------------                                      -------------
                                                                        -------------
Net interest income                                                        $ 18,040
                                                                        -------------
                                                                        -------------
Net earning assets                                         $ 70,021                                        $ 72,422
                                                        ------------                                      -------------
                                                        ------------                                      -------------
Interest rate spread                        2.56%                                           2.55%
                                       -------------                                     -------------
                                       -------------                                     -------------
Net interest margin                                                                         3.20%
                                                                                         -------------
                                                                                         -------------
Ratio of interest-earning assets to
 interest-bearing liabilities                                                             114.20%
                                                                                         -------------
                                                                                         -------------











                                                              Year Ended December 31,
                                        --------------------------------------------------------------------------------
                                                     1997                                     1996
                                        -----------------------------     ----------------------------------------------
                                                            Average                                            Average
                                                             Yield/          Average                           Yield/
                                           Interest          Cost            Balance          Interest          Cost
                                        -------------    -------------    -------------    -------------    -------------
Interest-earning assets:
  Loans receivable(1)                    $33,804            8.14%            $369,185          $30,498         8.26%
  Investment securities(2)                 6,207            6.45              102,398            6,258         6.11
  Mortgage-backed securities                  17            8.46                  264               22         8.33
  Other interest-earning assets              417            5.48                6,335              414         6.54
                                        -------------                     -------------    -------------
     Total interest-earning assets        40,445            7.79              478,182           37,192         7.78
                                        -------------                                      -------------
Noninterest-earning assets                                                     13,821
                                                                              -------
     Total assets                                                            $492,003
                                                                          -------------
                                                                          -------------
Interest-bearing liabilities:
  Deposits                                23,331            5.30             $420,062           22,409         5.33
  Other borrowings                           417            6.42                3,264               40         1.23
                                        -------------                     -------------    -------------
    Total interest-bearing liabilities    23,748            5.32              423,326           22,449         5.30
Noninterest-bearing liabilities                                                 3,564
                                                                          -------------
     Total liabilities                                                        426,890
Stockholders' equity                                                           65,113
                                                                          -------------
     Total liabilities and
      stockholders' equity                                                   $492,003
                                                                          -------------
                                                                          -------------
                                        ------------                                       -------------
Net interest income                     $ 16,697                                           $    14,743
                                        -------------                                      -------------
                                        -------------                                      -------------
Net earning assets                                                           $ 54,856
                                                                          -------------
                                                                          -------------
Interest rate spread                                       2.47%                                              2.48%
                                                         -------------                                      -------------
                                                         -------------                                      -------------
Net interest margin                                        3.22%                                              3.08%
                                                         -------------                                      -------------
                                                         -------------                                      -------------
Ratio of interest-earning assets to
 interest-bearing liabilities                            116.21%                                            112.96%
                                                         -------------                                      -------------
                                                         -------------                                      -------------

----------------

(1)  Includes non-accrual loans.
(2) Includes FHLB of Dallas stock and for the year 1996 Federal Home Loan Mortgage Corporation ("FHLMC") preferred stock at cost.

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


                                                     Year Ended December 31,
                                   ----------------------------------------------------

                                                       1998 vs. 1997
                                   ----------------------------------------------

                                             Increase (Decrease)
                                                   Due to
                                   ---------------------------------

                                                                               Total
                                                                 Rate/       Increase
                                      Volume        Rate         Volume     (Decrease)
                                   ----------    ---------    ----------   -----------
                                                  (In Thousands)
Interest income:
  Loans receivable.............        $2,169      $ (198)        $ (13)       $1,958
  Investment securities........         1,312         234            49         1,595
  Mortgage-backed securities              (10)         (3)            2           (11)
  Other interest-earning assets          (155)        (29)           11          (173)
                                   ----------    ---------    ----------   -----------
      Total interest-earning
        assets.................         3,316           4            49         3,369
                                   ----------    ---------    ----------   -----------


Interest expense:
  Deposits.....................         1,190        (492)          (25)          673
  Other borrowings.............         1,538         (40)         (145)        1,353
                                   ----------    ---------    ----------   -----------
    Total interest-bearing
      liabilities..............         2,728        (532)         (170)        2,026
                                   ----------    ---------    ----------   -----------
Net change in interest income..       $   588      $  536        $  219       $ 1,343
                                   ----------    ---------    ----------   -----------
                                   ----------    ---------    ----------   -----------






                                                   Year Ended December 31,
                                   ------------------------------------------------------
                                               1997 vs. 1996
                                   -----------------------------------------------------
                                            Increase (Decrease)
                                                  Due to
                                   --------------------------------------

                                                                                 Total
                                                                   Rate/        Increase
                                      Volume         Rate         Volume       (Decrease)
                                   ------------   ----------    ----------     ----------
                                                  (In Thousands)
Interest income:
  Loans receivable.............         $3,791         $(431)         $(54)        $3,306
  Investment securities........           (381)          351           (21)           (51)
  Mortgage-backed securities                (5)            -             -             (5)
  Other interest-earning assets             84           (67)          (14)             3
                                   ------------   ----------    ----------     ----------
      Total interest-earning
        assets.................          3,489          (147)          (89)         3,253
                                   ------------   ----------    ----------     ----------


Interest expense:
  Deposits.....................          1,072          (143)           (7)           922
  Other borrowings.............             39           170           168            377
                                   ------------   ----------    ----------     ----------
    Total interest-bearing
      liabilities..............          1,111            27           161          1,299
                                   ------------   ----------    ----------     ----------
Net change in interest income..         $2,378         $(174)        $(250)        $1,954
                                   ------------   ----------    ----------     ----------
                                   ------------   ----------    ----------     ----------



COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997.

        GENERAL. The Company reported net income of $6.0 million for the year ended December 31, 1998 compared to $5.5 million for the same period in 1997. The increase of $528,000 or 9.6% in net income in the 1998 period compared to the same period in 1997 was due to an increase in net interest income which was partially offset by an increase in noninterest expenses and income taxes and a reduction in noninterest income. Net interest income increased by $1.3 million or 8.0% from $16.7 million to $18.0 million for the years ended December 31, 1997 and 1998, respectively. The Company's net interest margin remained relatively unchanged at 3.20% and the interest rate spread increased to 2.55% for 1998 compared to 3.22% and 2.47%, respectively, for 1997.

        NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $18.0 million in 1998, an increase of $1.3 million or 8.0% compared to $16.7 million for 1997. The Company's interest rate spread increased to 2.55% for 1998 from 2.47% for 1997. The Company's net interest margin remained stable at 3.20% for 1998 compared to 3.22% for 1997.

        INTEREST INCOME. Interest income amounted to $43.8 million for the year ended December 31, 1998 compared to $40.4 million for the same period in 1997. The increase of $3.4 million or 8.3% was primarily due to an increase in the average balance of loans receivable and investment securities. The average balance of loans receivable increased as a result of continued loan demand and portfolio growth. Such increase was partially offset by a decline in the average yield earned on such assets due primarily to the origination or modification of loans at market interest rates which are currently lower than the average yield of the Bank's loan portfolio. The average balance of investment securities increased due to additional purchases of investment securities. The average balance and rate earned on investment securities increased due to the purchase of longer-term investments at rates higher than the average yield earned on such assets in portfolio. Such increases were partially offset by a decline in the average balance of other interest-earning assets, primarily overnight interest-bearing cash accounts.

        INTEREST EXPENSE. Interest expense increased $2.0 million or 8.5% to $25.8 million for the year ended December 31, 1998 compared to $23.8 million for the same period in 1997. Such increase was primarily due to an increase in the average balance of FHLB of Dallas advances as well as an increase in the average balance of deposits. Such increases were offset by a decrease in the average yield paid on both deposit accounts and FHLB of Dallas advances.

        PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $55,000 for 1998. No provisions for loan losses were provided for in 1997. Provisions for loan losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated for adequacy quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The increase in the provision for loan losses in 1998 compared to 1997 was due to management's evaluation of the adequacy of the allowance for loan losses.

        NONINTEREST INCOME. Noninterest income amounted to $1.8 million for the year ended December 31, 1998 compared to $1.9 million for the same period in 1997. The decrease of $84,000 or 4.4% was due primarily to a gain of $394,000 recognized in 1997 on the sale of FHLMC stock and to the recognition in 1997 of $145,000 on previously deferred profit on the sale of real estate owned. There were no similar gains in 1998. The decrease in noninterest income for the year ended December 31, 1998 compared to the year ended December 31, 1997 was partially offset by an increase of $240,000 from $30,000 to $270,000 in gain on the sale of mortgage loans in the secondary mortgage market. In addition, deposit fee income increased $82,000 or 10.1% to $896,000 compared to $814,000 for the year ended December 31, 1998 and 1997, respectively.

        NONINTEREST EXPENSE. Noninterest expenses increased $466,000 or 4.7% to $10.5 million compared to $10.0 million for the year ended December 31, 1998 and December 31, 1997, respectively. This increase was primarily due to increased costs associated with the Company's ESOP as a result of an increase in the Company's daily average stock price, occupancy costs due to branch expansions, salaries and benefits due to increased personnel and normal salary and merit increases, and a loss on disposition of real estate held for investment. Such increases were partially offset by a decrease in costs related to the Management Recognition and Retention Plan ("MRR Plan"). Such costs amounted to $754,000 compared to $1.2 million for the year ended December 31, 1998 and 1997, respectively, resulting in a $440,000 decrease. This decrease was due to the cost recognition, in the second quarter of 1997, of an immediate 20% vesting after the plan was approved by the Company's shareholders.

        INCOME TAXES. Income taxes amounted to $3.3 million and $3.1 million for the year ended December 31, 1998 and December 31, 1997, respectively, resulting in effective tax rates of 35.4% and 36.0%, respectively.

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

        PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $60,000 for 1996. No provisions for loan losses were provided for in 1997. Provisions for loan losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated for adequacy quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The decrease in the provision for loan losses in 1997 compared to 1996 was due to management's evaluation of the adequacy of the allowance for loan losses.

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

        NONINTEREST EXPENSE. Noninterest expenses, excluding the SAIF special assessment of $2.6 million in 1996, increased $1.9 million or 23.1% to $10.0 million in 1997 compared to $8.1 million in 1996. The increase was primarily due to an increase in salaries and employee benefits, including costs associated with the implementation of the Company's ESOP and the Company's MRR Plan, additional costs attributable to being a public company, advertising costs related to targeting special promotions and branch openings and occupancy costs due to branch expansions. Such increases were partially offset by a decline in the quarterly FDIC premiums from $902,000 in 1996 to $272,000 in 1997.

        The salaries and employee benefits increased $2.1 million or 47.6% to $6.4 million compared to $4.3 million for 1997 and 1996, respectively. Such increase included the $754,000 fair market value of 39,170 vested shares of stock granted to key officers as well as to non-employee directors during the second quarter ended June 30, 1997 pursuant to the MRR Plan adopted by the Company's shareholders on May 7, 1997. An additional cost of $440,000 was accrued during the year for shares awarded under the plan that will vest in May 1998. The costs related to the Company's ESOP amounted to $745,000 for 1997 compared to $402,000 for 1996. This $343,000 or 85.3% increase resulted, in part, from the recognition of compensation expense for ESOP shares committed to be released at the fair market value which increased during 1997. In addition, the ESOP expense for 1996 represented a partial year commencing upon conversion on May 3, 1996. Other increases in salaries and employee benefits are attributable to an increase in the number of employees due to expansion and growth.

        Net occupancy expense amounted to $804,000 in 1997 compared to $672,000 in 1996, an increase of $132,000 or 19.7%. Such increase was primarily due to branch expansion as previously discussed. Advertising costs increased $81,000 or 41.6% to $275,000 for 1997 compared to $194,000 for 1996. The increase was related to targeting special promotions for product offerings and advertising branch openings. Noninterest expenses also increased as a result of additional costs attributable to being a public company. Noninterest expense increases were partially offset by a reduction in the FDIC premiums which amounted to $272,000 in 1997 compared to $902,000 in 1996. Such reduction in the premium was mandated by the legislation requiring the payment, in the third quarter of 1996, of the one-time special assessment used to recapitalize the SAIF.

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

LIQUIDITY AND CAPITAL RESOURCES

        The Bank's liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, collections on outstanding loans, maturities and calls of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank has borrowed from the FHLB of Dallas. At December 31, 1998, the Bank had outstanding advances from the FHLB of Dallas of $49.0 million. Such advances were used in the Bank's normal operating and investing activities.

        All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. At December 31, 1998, the Bank's liquidity ratio was 28.0%.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to repay maturing FHLB of Dallas advances, and to fund loan commitments. At December 31, 1998, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $3.6 million. At the same date, the undisbursed portion of construction loans approximated $6.8 million. The Bank's unused lines of credit at December 31, 1998 were approximately $4.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1998 totaled $237.0 million. Management believes that a significant portion of maturing deposits will remain with the Bank. FHLB of Dallas advances scheduled to mature within one year at December 31, 1998 totaled $19.0 million. Investment securities scheduled to mature in one year or less at December 31, 1998 totaled $10.0 million. However, actual maturities are normally shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1998, there was approximately $97.4 million of investment securities with call options held by the issuer exercisable within one year.

        As of December 31, 1998, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 1998, the Bank's tangible, core and risk-based capital ratios amounted to 11.67%, 11.67% and 22.44%, respectively.

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

THE YEAR 2000 ISSUE

        The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have time-sensitive coding may recognize a date using "00" as the year 1900 rather than the Year 2000. Systems that do not properly recognize such information could result in a system failure or generation of erroneous data.

        The Federal Financial Institutions Examination Council ("FFIEC"), through bank regulatory agencies including the OTS and the FDIC, has issued mandatory guidelines requiring all financial institutions to develop and implement plans for addressing Year 2000 issues as they relate to the operations of financial institutions. The Bank has developed a Year 2000 Project plan, required by these guidelines, that is intended to ensure that its computer systems and software will function properly with respect to dates in the Year 2000 and thereafter. The Year 2000 Project consists of various phases including an awareness phase, assessment phase, renovation phase, testing phase and implementation phase. The awareness and assessment phases are substantially complete. In the assessment phase, hardware, software, third-party vendors, customers, and non-technological systems that could be affected by the century rollover were identified. In this assessment, various systems were identified as mission-critical. The primary focus of the renovation and testing phases is on these mission-critical systems. The testing phase for mission-critical systems is well underway and the Bank expects that such testing will be completed in the second quarter of 1999.

        The majority of the Bank's data processing is performed by a third party service bureau. Processing by the servicer includes account processing for all deposit and loan accounts. The servicer has completed the remediation of its host deposit and loan systems. The Bank is substantially complete with testing of the servicer's system. Dates tested on the servicer's system included the century date rollover from December 31, 1999 through January 3, 2000, leap year 2000, year-end 2000 and 2001 rollover. This testing was performed by Bank personnel.

        The Bank utilizes various third party software systems that interface with the servicer's system that are deemed to be mission-critical. Approximately 50% of these software packages currently utilized by the Bank are not Year 2000 compliant, but upgrades or replacement systems are currently available and will be installed by the Bank. These upgrades or replacements for Year 2000 will also upgrade the systems to a Windows operating system. The majority of the other third party software systems will be converted to a Windows operating environment as well. These upgrades or replacements are scheduled to be installed by the end of the second quarter of 1999. The testing of these systems is scheduled to be conducted as the software is replaced and should also be completed in the second quarter of 1999.

        Approximately 85% of the computers within the Bank were identified as not being Year 2000 compliant. These computers are currently being replaced with completion scheduled in the second quarter of 1999. Installation of a wide area network and conversion to a Windows operating environment will be implemented along with the replacement of the computers. Testing of the computers and the network is scheduled to be conducted as the hardware and the network are installed and should be completed in the second quarter of 1999.

        The majority of the software and hardware being replaced are or will be fully depreciated and are a part of a scheduled plan to upgrade the Bank's systems to a Windows operating environment. Therefore, the Bank is not accelerating the replacement due to Year 2000 issues and all costs associated with the replacement of systems are considered costs incurred in the ordinary course of business. To date the Bank has spent approximately $5,000 in costs directly related to Year 2000. These costs were primarily related to customer communications regarding the century date rollover. Any additional costs related to Year 2000 are not expected to be material to the on-going operating costs of the Company.

        The failure to correct a Year 2000 problem of a mission-critical system could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of third-party suppliers, including power companies and telephone companies, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's result of operations, liquidity or financial condition. The Bank's Year 2000 Project is anticipated to significantly reduce the uncertainty about the Year 2000 problem and, in particular, about the Year 2000 readiness of the Bank's data processing servicer. The Company believes that, based on the data processing servicer's Year 2000 efforts, the Bank's testing of the servicer's system, and the completion of the Year 2000 Project by the Bank, the likelihood of significant interruptions of normal operations should be reduced. However, a "worst case scenario" would be one in which the servicer's system was not available for an extended period of time. Non-availability of the servicer's system would most likely be the result of a power or telecommunications failure. In this "worst case scenario" the Bank could experience material disruptions in its ability to process customer accounts and otherwise conduct its business.

        Contingency plans for Year 2000 issues relating to mission-critical systems are being addressed by the Bank. The Bank currently has a business resumption recovery plan that addresses various contingencies within the Bank including the servicer's computer system being inoperable as well as other mission-critical systems. Contingency planning for a "worst case scenario", such as a power failure, is being addressed as well. Due to the possibility of a power outage occurring at any given time, even outages unrelated to Year 2000, the Bank is installing a generator powered by natural gas at the corporate office of the Bank to provide power to mission critical equipment. Contingency planning for Year 2000 is ongoing as systems are replaced and additional information becomes available regarding Year 2000 issues. The updating and validation of the business resumption recovery plan, including contingency plans for Year 2000 related issues, is expected to be completed by June 30, 1999.

                      This page left blank intentionally.

INDEPENDENT AUDITORS' REPORT


The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

We have audited the consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

[GRAPHIC OMITTED]

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
February 26, 1999

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1997 (IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------



ASSETS                                                                                         1998          1997
                                                                                              ------        ------
Cash and cash equivalents:
  Cash and collection items                                                                $   8,842    $    6,548
  Interest-bearing deposits with banks                                                        17,321            79
                                                                                           ---------    ----------
            Total cash and cash equivalents                                                   26,163         6,627

Investment securities:
  Held to maturity, at amortized cost (fair value at December 31, 1998
    and 1997, of $127,013 and $95,614, respectively)                                         127,175        95,533
Federal Home Loan Bank stock                                                                   3,912         3,603
Loans receivable, net of allowance at December 31, 1998 and 1997,
  of $771 and $1,196, respectively                                                           442,486       433,942
Accrued interest receivable                                                                    4,755         4,134
Real estate acquired in settlement of loans, net                                               4,270           195
Office properties and equipment, net                                                           6,055         5,218
Prepaid expenses and other assets                                                                239           355
                                                                                           ---------    ----------
TOTAL                                                                                      $ 615,055    $  549,607
                                                                                           ---------    ----------
                                                                                           ---------    ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                                 $ 481,093    $  450,874
  Federal Home Loan Bank advances                                                             48,985        11,997
  Advance payments by borrowers for
     taxes and insurance                                                                       1,006           900
  Other liabilities                                                                            1,990         2,952
                                                                                           ---------    ----------
            Total liabilities                                                                533,074       466,723
                                                                                           ---------    ----------
MINORITY INTEREST                                                                                958            --
                                                                                           ---------    ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 5,000,000 shares authorized, none issued
Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751
    shares issued, 4,512,760 and 4,896,063 shares outstanding at                                  52            52
    December 31, 1998 and 1997, respectively
  Additional paid-in capital                                                                  50,487        50,237
  Employee stock benefit plans                                                                (5,037)       (6,207)
  Retained earnings - substantially restricted                                                47,678        42,982
                                                                                           ---------    ----------
                                                                                              93,180        87,064
  Treasury stock, at cost, 640,991 and 257,688 shares at
    December 31, 1998 and 1997, respectively                                                 (12,157)       (4,180)
                                                                                           ---------    ----------
            Total stockholders' equity                                                        81,023        82,884
                                                                                           ---------    ----------
TOTAL                                                                                      $ 615,055    $  549,607
                                                                                           ---------    ----------
                                                                                           ---------    ----------



See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.


CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
--------------------------------------------------------------------------------

                                                                                     1998          1997           1996
                                                                                    ------        ------         ------
INTEREST INCOME:
  Loans receivable                                                               $  35,762     $  33,804      $  30,498
  Investment securities                                                              7,802         6,207          6,258
  Mortgage-backed securities                                                             6            17             22
  Other                                                                                244           417            414
                                                                                  --------      --------        -------
            Total interest income                                                   43,814        40,445         37,192
INTEREST EXPENSE:
  Deposits                                                                          24,004        23,331         22,409
  Federal Home Loan Bank advances                                                    1,770           417             40
                                                                                  --------      --------        -------
            Total interest expense                                                  25,774        23,748         22,449
                                                                                  --------      --------        -------
NET INTEREST INCOME                                                                 18,040        16,697         14,743
PROVISION FOR LOAN LOSSES                                                               55            --             60
                                                                                  --------      --------        -------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                   17,985        16,697         14,683
NONINTEREST INCOME:
  Gain on sales of available for sale investment securities                             --           394             --
  Deposit fee income                                                                   896           814            764
  Other                                                                                940           712            458
                                                                                  --------      --------        -------
            Total noninterest income                                                 1,836         1,920          1,222
                                                                                  --------      --------        -------
NONINTEREST EXPENSES:
  Salaries and employee benefits                                                     6,525         6,384          4,325
  Net occupancy expense                                                                874           804            672
  Federal insurance premiums                                                           276           272            902
  SAIF special assessment                                                               --            --          2,611
  Provision for real estate losses                                                      15            37             38
  Data processing                                                                      804           810            745
  Postage and supplies                                                                 393           369            309
  Other                                                                              1,595         1,340          1,147
                                                                                  --------      --------        -------
            Total noninterest expenses                                              10,482        10,016         10,749
                                                                                  --------      --------        -------
INCOME BEFORE INCOME TAXES                                                           9,339         8,601          5,156
INCOME TAX PROVISION                                                                 3,309         3,099          1,756
                                                                                  --------      --------        -------
NET INCOME                                                                           6,030         5,502          3,400
OTHER COMPREHENSIVE INCOME, Net of tax:
  Unrealized holding gain on securities arising during period                           --            58             51
  Less:  reclassification adjustment for gains included
    in net income                                                                       --          (260)            --
                                                                                  --------      --------        -------
COMPREHENSIVE INCOME                                                            $    6,030      $  5,300      $   3,451
                                                                                  --------      --------        -------
                                                                                  --------      --------        -------
EARNINGS PER SHARE:
  Basic                                                                         $     1.35      $   1.22      $    0.72
                                                                                  --------      --------        -------
                                                                                  --------      --------        -------
  Diluted                                                                       $     1.33      $   1.21      $    0.72
                                                                                  --------      --------        -------
                                                                                  --------      --------        -------


See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                                                                  ACCUMULATED
                                                          ISSUED         ADDITIONAL   EMPLOYEE        OTHER
                                                       COMMON STOCK        PAID-IN      STOCK    COMPREHENSIVE    RETAINED
                                                  -----------------------                                                    -
                                                      SHARES     AMOUNT    CAPITAL   BENEFIT PLANS   INCOME       EARNINGS
BALANCE, JANUARY 1, 1996                                                                          $     151       $ 35,157
  Net income                                                                                                         3,400
  Issuance of common stock                       $ 5,153,751    $    52   $ 49,848
  Loan to Employee Stock
    Ownership Plan ("ESOP")                                                          $    (4,123)
  Release of ESOP shares                                                       127           275
  Net change in unrealized gain
    on securities available for sale                                                                      51
  Purchase of treasury stock, at cost
                                                ------------    -------   --------     ---------      ------      --------
BALANCE, DECEMBER 31, 1996                         5,153,751         52     49,975        (3,848)        202        38,557
  Net income                                                                                                         5,502
  Release of ESOP shares                                                       414           416
  Common stock acquired or committed to be
    acquired for employee stock benefit plan                                  (152)       (3,968)
  Stock compensation expense                                                               1,193
  Net change in unrealized gain on
    securities available for sale                                                                       (202)
  Dividends paid                                                                                                    (1,077)
                                                ------------    -------   --------     ---------      ------      --------
BALANCE, DECEMBER 31, 1997                         5,153,751         52     50,237        (6,207)         --        42,982
  Net income                                                                                                         6,030
  Release of ESOP shares                                                       564           416
  Common stock acquired for employee
    stock benefit plan                                                        (434)
  Stock compensation expense                                                                 754
  Shares released from restricted stock trust                                  120
  Purchase of treasury stock, at cost
  Dividends paid                                                                                                    (1,334)
                                                ------------    -------   --------     ---------      ------      --------
BALANCE, DECEMBER 31, 1998                         5,153,751    $    52   $ 50,487   $    (5,037) $      --       $ 47,678
                                                ------------    -------   --------     ---------      ------      --------
                                                ------------    -------   --------     ---------      ------      --------

                                                                             TOTAL
                                                     TREASURY STOCK       STOCKHOLDERS'
                                                --------------------------
                                                  SHARES       AMOUNT       EQUITY

BALANCE, JANUARY 1, 1996                                                    $ 35,308
  Net income                                                                   3,400
  Issuance of common stock                                                    49,900
  Loan to Employee Stock
    Ownership Plan ("ESOP")                                                   (4,123)
  Release of ESOP shares                                                         402
  Net change in unrealized gain
    on securities available for sale                                              51
  Purchase of treasury stock, at cost             257,688       (4,180)       (4,180)
                                                ---------     --------       -------
BALANCE, DECEMBER 31, 1996                        257,688       (4,180)       80,758
  Net income                                                                   5,502
  Release of ESOP shares                                                         830
  Common stock acquired or committed to be
    acquired for employee stock benefit plan                                  (4,120)
  Stock compensation expense                                                   1,193
  Net change in unrealized gain on
    securities available for sale                                               (202)
  Dividends paid                                                              (1,077)
                                                ---------     --------       -------
BALANCE, DECEMBER 31, 1997                       257,688        (4,180)       82,884
  Net income                                                                   6,030
  Release of ESOP shares                                                         980
  Common stock acquired for employee
    stock benefit plan                                                          (434)
  Stock compensation expense                                                     754
  Shares released from restricted stock trust                                    120
  Purchase of treasury stock, at cost            383,303        (7,977)       (7,977)
  Dividends paid                                                              (1,334)
                                                ---------     --------       -------
BALANCE, DECEMBER 31, 1998                       640,991      $(12,157)     $ 81,023
                                                ---------     --------       -------
                                                ---------     --------       -------


See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                              1998             1997          1996
                                                                           --------         --------      --------
OPERATING ACTIVITIES:
  Net income                                                          $       6,030         $  5,502   $     3,400
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                                    55               --            60
    Provision for real estate losses                                             15               37            38
    Deferred tax provision                                                      227               27           111
    Gain on sale of investment securities - available for sale                   --             (394)           --
    Gain (loss) on sale of real estate owned, net                                47             (158)          (10)
    Gain on sale of mortgage loans originated to sell                          (270)             (30)           --
    Depreciation                                                                508              465           403
    Real estate owned depreciation                                              115               --            --
    Accretion of deferred loan fees, net                                       (855)            (621)         (640)
    Release of ESOP shares                                                      980              830           402
    Stock compensation expense                                                  754            1,193            --
    Other                                                                       (42)              --            --
    Changes in operating assets and liabilities:
      Accrued interest receivable                                              (621)            (514)         (143)
      Prepaid expenses and other assets                                         116              370          (433)
      Other liabilities                                                         314              299           (21)
                                                                           --------         --------      --------
            Net cash provided by operating activities                         7,373            7,006         3,167
                                                                           --------         --------      --------
INVESTING ACTIVITIES:
  Purchases of investment securities - held to maturity                    (111,418)         (51,678)      (41,172)
  Proceeds from sales of investment securities - available
    for sale                                                                     --              406            --
  Proceeds from maturities of investment securities -
    held to maturity                                                         79,467           46,550        46,040
  Loan originations, net of repayments                                      (31,688)         (39,305)      (56,518)
  Proceeds from sales of mortgage loans originated to sell                   20,709            2,251            --
  Proceeds from sales of real estate owned                                      253              205           146
  Purchases of office properties and equipment                               (1,345)          (2,118)         (975)
                                                                           --------         --------      --------
            Net cash used by investing activities                           (44,022)         (43,689)      (52,479)
                                                                           --------         --------      --------
FINANCING ACTIVITIES:
  Net increase in deposits                                                   30,219           28,016         5,629
  Advances from Federal Home Loan Bank                                       36,988           11,997            --
  Net increase in advance payments by borrowers for taxes
    and insurance                                                               106               94            60
  Issuance of common stock, net of related expenses                              --               --        45,777
  Purchase of treasury stock                                                (7,977)               --        (4,180)
  Common stock acquired for employee stock benefit plan                     (1,817)           (2,539)           --
  Dividends paid                                                            (1,334)           (1,077)           --
                                                                           --------         --------      --------
            Net cash provided by financing activities                       56,185            36,491        47,286
                                                                           --------         --------      --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          19,536              (192)       (2,026)
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                          6,627             6,819         8,845
                                                                           --------         --------      --------
  End of year                                                         $     26,163          $  6,627   $     6,819
                                                                           --------         --------      --------
                                                                           --------         --------      --------


                                                                     (Continued)

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                              1998             1997          1996
                                                                           --------         --------      --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION -
  Cash paid for:
    Interest                                                              $  25,635        $  23,656     $  22,451
                                                                           --------         --------      --------
                                                                           --------         --------      --------
    Income taxes                                                          $   3,125        $   2,908     $   1,899
                                                                           --------         --------      --------
                                                                           --------         --------      --------
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans                             $   3,888        $     272     $      95
                                                                           --------         --------      --------
                                                                           --------         --------      --------
  Loans to facilitate sales of real estate owned                          $     341        $      --     $     110
                                                                           --------         --------      --------
                                                                           --------         --------      --------

                                                                     (Concluded)

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION - First Federal Bancshares of Arkansas, Inc. (the "Company") was incorporated in January 1996 by First Federal Bank of Arkansas, FA (the "Bank") in connection with the conversion of the Bank from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, the issuance of the Bank's common stock to the Company, and the offer and sale of the Company's common stock by the Company (the "Conversion"). Upon consummation of the Conversion on May 3, 1996, the Company became a unitary holding company for the Bank. Approximately 50% of the net proceeds from the Conversion were used to acquire 100% of the common stock of the Bank. The remaining net proceeds from the Conversion were retained by the Company. The Conversion was accounted for at historical cost in a manner similar to that in pooling of interests accounting.

      The Bank provides a broad line of financial products to individuals and small to medium-sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation ("FHSC"), whose activities are limited to owning an interest in a repossessed commercial property. During the first quarter of 1998, in settlement of a loan, FHSC obtained 75% ownership of a partnership that owned and operated a 202 room hotel in Oklahoma. The financial position and results of operations of this hotel property have been consolidated in the 1998 financial statements. The 25% ownership is reflected in the consolidated statement of financial condition at December 31, 1998, as minority interest. All material intercompany transactions have been eliminated in consolidation. Results of operations and cash flows of the Bank for the period from January 1, 1996 to May 3, 1996, are included in the consolidated financial statements of the Company for the year ended December 31, 1996.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be significant.

      LIQUIDITY REQUIREMENT - Regulations require the Bank to maintain an amount equal to 4% of deposits (net of loans on deposits) plus short-term borrowings in cash and U.S. Government and other approved securities.

      CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and amounts due from depository institutions, which includes interest-bearing amounts available upon demand.

      INVESTMENT SECURITIES - The Company classifies investment securities into one of two categories: held to maturity or available for sale. The Company does not engage in trading activities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at cost, adjusted for the amortization of premiums and the accretion of discounts.

      Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Investment securities in the available for sale portfolio may be used as part of the Company's asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk, or other economic factors.

      Premiums are amortized into interest income using the interest method to the earlier of maturity or call date. Discounts are accreted into interest income using the interest method over the period to maturity. The specific identification method of accounting is used to compute gains or losses on the sales of investment securities.

      The overall return or yield earned on mortgage-backed securities depends on the amount of interest collected over the life of the security and the amortization of any premium or accretion of any discount. Premiums and discounts are recognized in income using a method that approximates the level-yield method over the assets' remaining lives adjusted for actual and anticipated prepayments. Although the Company receives the full amount of principal if prepaid, the interest income that would have been collected during the remaining period to maturity, net of any discount accretion or premium amortization is lost. Accordingly, the actual yields and maturities of mortgage-backed securities depend on when the underlying mortgage principal and interest are prepaid. Prepayments generally result when market interest rates fall below a mortgage's contractual interest rate and it is to the borrower's advantage to prepay the existing loan and obtain new, lower rate financing. In addition to changes in interest rates, mortgage prepayments depend on other factors such as loan types and geographic location of the related properties.

      If the fair value of an investment security declines for reasons other than temporary market conditions, the carrying value of such a security is written down to fair value by a charge to operations.

      LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold until maturity or pay-off are stated at unpaid principal balances adjusted for any charge-offs, the allowance for loan losses and deferred loan fees or costs and discounts. Deferred loan fees or costs and discounts on first mortgage loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.

      Mortgage loans originated and committed for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 1998 and 1997, the balances of such loans are not material, and are carried at cost due to the short period of time between funding and sale, generally one to two weeks.

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

      ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Bank reviews its non-homogeneous loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charges-offs, net of recoveries.

      Management's periodic evaluation of the appropriateness of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

      Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Bank considers the characteristics of (1) one- to- four family residential first mortgage loans; (2) unsecured consumer loans and; (3) secured consumer loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type, grading these loans, and then applying a loss factor to the remaining pool balance based on several factors including past loss experience, inherent risks, economic conditions in the primary market areas, and other factors which usually are beyond the control of the Bank.

      Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans, construction loans, multi-family, and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan's collateral reduced by any cost of selling and discounted at the loan's effective interest rate if the estimated time to receipt of monies is more than three months or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. After segregating specific, poorly performing loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrowers business or geographic area, loss experience, inherent risks, and other factors usually beyond the control of the Bank. A factor, based on experience, is applied to these loans to estimate the probable loss.

      Estimates of the probability of loan losses involve judgment. While it is possible that in the near term the Bank may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

      FORECLOSED REAL ESTATE - Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of carrying amount or fair value less estimated disposal costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations or the balance is written off if the carrying value of a property exceeds its estimated fair value. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

      OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation of office properties and equipment using the straight-line method over the estimated useful lives of the individual assets which range from 3 to 30 years.

      LOAN ORIGINATION FEES - Loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income using the level-yield method over the contractual life of the loans. When a loan is fully repaid or sold, the amount of unamortized fee or cost is recorded in income.

      INCOME TAXES - The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

      INTEREST RATE RISK - The Bank's asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Bank monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Bank's management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Bank to hold its assets as planned. However, the Bank is exposed to significant market risk in the event of significant and prolonged interest rate changes.

      EMPLOYEE STOCK OWNERSHIP PLAN - Compensation expense for the Employee Stock Ownership Plan ("ESOP") is determined based on the average fair value of shares committed to be released during the period and is recognized as the shares are committed to be released. For the purpose of earnings per share, ESOP shares are included in weighted-average common shares outstanding as the shares are committed to be released.

      EARNINGS PER SHARE - Earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding, assuming the Company was a public company since January 1, 1996.

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE ("SFAS 128") for the year ended December 31, 1997, and prior periods were restated. As required by SFAS 128, dual presentation of basic and diluted earnings per share ("EPS") is included on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is presented in the notes to the consolidated financial statements. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

      RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Management has not yet made a determination as to the effect, if any, the adoption of SFAS 133 will have on the Company's financial position or results of operations.

      In October 1998, the FASB issued Statement No. 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE ("SFAS 134"). This statement amends SFAS 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. The adoption of SFAS No. 134 is not expected to have a material effect on the Company's consolidated financial statements.

      RECENTLY ADOPTED ACCOUNTING STANDARDS - In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in the financial statements. In addition, SFAS 130 requires the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the stockholders' equity section of the statement of financial condition.

      The Company also adopted Statement of Financial Accounting Standards No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, an amendment of FASB Statement Nos. 87, 88, and 106
      ("SFAS 132"). The statement revises employers' disclosure about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when FASB Statement Nos. 87, 88, and 106 were issued.

      RECLASSIFICATIONS - Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 1998.

2.    INVESTMENT SECURITIES

      Investment securities consisted of the following at December 31 (in thousands):



                                                                            1998
                                               ---------------------------------------------------------------
                                                                   GROSS            GROSS
                                                 AMORTIZED        UNREALIZED       UNREALIZED      FAIR
HELD TO MATURITY                                    COST           GAINS            LOSSES         VALUE

U.S. Government and Agency obligations           $ 127,150        $ 397            $ 560         $ 126,987
Mortgage-backed securities - FHLMC                      25            1                                 26
                                                 ---------        ----------       ----------    -----------
       Total                                     $ 127,175        $ 398            $ 560         $ 127,013
                                                 ---------        ----------       ----------    -----------
                                                 ---------        ----------       ----------    -----------















                                                                            1997
                                               ---------------------------------------------------------------
                                                                   GROSS            GROSS
                                                 AMORTIZED        UNREALIZED       UNREALIZED       FAIR
HELD TO MATURITY                                    COST           GAINS            LOSSES          VALUE

U.S. Government and Agency obligations           $ 95,376         $  428           $   351       $    95,453
Mortgage-backed securities - FHLMC                    157              4                                 161
                                                 ---------        ----------       ----------    -----------

        Total                                    $ 95,533         $  432           $   351       $    95,614
                                                 ---------        ----------       ----------    -----------
                                                 ---------        ----------       ----------    -----------

      The Company has pledged investment securities held to maturity with carrying values of approximately $16 million and $15 million at December 31, 1998 and 1997, respectively, as collateral for certain deposits in excess of $100,000.

      Gross realized gains on sales of available for sale securities were approximately $394,000 in 1997. There were no significant gross losses.

      The scheduled maturities of debt securities at December 31, 1998, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                           1998
                                                              --------------------------------

                                                                 AMORTIZED         FAIR
                                                                   COST            VALUE

        Due in one year or less                                  $    10,008     $    10,063
        Due from one year to five years                                8,188           8,236
        Due from five years to ten years                              14,100          14,245
        Due after ten years                                           94,854          94,443
        Mortgage-backed securities                                        25              26
                                                              --------------     ------------

                    Total                                        $  127,175      $  127,013
                                                              --------------     ------------
                                                              --------------     ------------

      As of December 31, 1998 and December 31, 1997, there were approximately $113 million and $71 million, respectively, of investments with call options held by the issuer, of which approximately $97 million and $60 million, respectively, are callable within one year.

3.    LOANS RECEIVABLE

      Loans receivable consisted of the following at December 31 (in thousands):



                                                                  1998            1997
      First mortgage loans:
        One- to- four family residences                     $  370,211   $     370,955
        Other properties                                        24,736          19,896
        Construction                                            18,226          20,753
      Less:
          Unearned discounts                                      (287)           (331)
          Undisbursed loan funds                                (6,770)         (7,305)
          Deferred loan fees, net                               (3,174)         (3,320)
                                                       ---------------   -------------
            Total first mortgage loans                         402,942         400,648
                                                       ---------------   -------------

     Consumer and other loans:
       Commercial loans                                          8,437          5,649
       Automobile                                               10,693          8,307
       Consumer loans                                            3,977          4,065
       Home equity and second mortgage                          13,308         13,023
       Savings loans                                             1,537          1,339
       Other                                                     2,199          1,968
       Deferred loan costs                                         164            139
                                                       ---------------  -------------

                 Total consumer and other loans                 40,315         34,490
                                                       ---------------  -------------

     Allowance for loan losses                                    (771)        (1,196)
                                                       ---------------  -------------
            Loans receivable, net                          $   442,486  $     433,942
                                                       --------------- -------------
                                                       --------------- -------------

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

      In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests totaled approximately $2.6 million and $2.9 million at December 31, 1998 and 1997, respectively.

      Loans identified by management as impaired at December 31, 1998 and 1997, were not significant. The Company is not committed to lend additional funds to debtors whose loans have been modified.

4.    LOAN SERVICING

      Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31 are summarized as follows (in thousands):


                                                                  1998         1997
      Mortgage loans underlying FHLMC
       pass-through  securities                                 $    -     $     297
     Mortgage loan portfolios serviced
       for other investors                                         849         1,037
                                                              --------     ---------
                 Total                                          $  849     $   1,334
                                                              --------     ---------
                                                              --------     ---------




      Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable consisted of the following at December 31 (in thousands):



                                                   1998         1997

      Loans                                      $  2,482      $  2,645
      Investment securities                         2,273         1,489
                                               ----------     ----------
                  Total                          $  4,755      $  4,134
                                               ----------     ----------
                                               ----------     ----------

6.    ALLOWANCE FOR LOAN LOSSES

      A summary of the activity in the allowance for loan losses is as follows for the years ended December 31 (in thousands):



                                                       1998       1997       1996


      Balance, beginning of year                    $ 1,196    $ 1,251    $ 1,228

        Provisions for estimated losses                  55                    60
        Recoveries                                        9         12          3
        Losses charged off                             (489)       (67)       (40)
                                                    --------   --------   ---------

      Balance, end of year                          $   771    $ 1,196    $ 1,251
                                                    --------   --------   ---------
                                                    --------   --------   ---------

7.    FEDERAL HOME LOAN BANK STOCK

      The Bank is a member of the Federal Home Loan Bank System. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to the greater of 1% of its outstanding home loans or .3% of its total assets. No ready market exists for such stock and it has no quoted market value. The carrying value of the stock is its cost.

8.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment consisted of the following at December 31 (in thousands):

                                                             1998        1997

      Land                                               $  2,226    $  2,014
      Buildings and improvements                            3,600       3,276
      Furniture and equipment                               3,956       3,237
      Automobiles                                             443         410
                                                         --------    --------

                  Total                                    10,225       8,937

      Accumulated depreciation                             (4,170)     (3,719)
                                                         --------    --------
                  Office properties and equipment, net   $  6,055    $  5,218
                                                         --------    --------
                                                         --------    --------

9.    DEPOSITS

      Deposits are summarized as follows at December 31 (in thousands):

                                                                                              1998       1997

      Demand and NOW accounts, including noninterest-bearing
        deposits of $14,133 and $10,539 in 1998 and 1997, respectively                    $ 60,248   $  49,963
      Money market                                                                          16,164      15,438
      Regular savings                                                                       25,916     25,330
      Certificates of deposit                                                              378,765    360,143
                                                                                          --------   ----------

                  Total                                                                   $481,093   $450,874
                                                                                          --------   ----------
                                                                                          --------   ----------

      The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100 thousand was approximately $31 million and $27 million at December 31, 1998 and 1997, respectively.

      At December 31, 1998, scheduled maturities of certificates of deposit are as follows (in thousands):


        Years ending December 31:
         1999                                                          $237,029
         2000                                                            62,567
         2001                                                            22,982
         2002                                                            18,759
         2003 and thereafter                                             37,428
                                                                       ---------
              Total                                                     $378,765
                                                                       ---------
                                                                       ---------

        Interest expense on deposits consisted of the following (in thousands):

                                                                                YEARS ENDED
                                                                                DECEMBER 31,
                                                                    --------------------------------
                                                                        1998        1997        1996

      NOW and money market                                          $  1,358    $  1,299     $ 1,324
      Regular savings and certificate accounts                        22,745      22,145      21,178
      Early withdrawal penalties                                         (99)       (113)        (93)
                                                                     --------    --------    --------

                  Total                                             $ 24,004    $ 23,331    $ 22,409
                                                                     --------    --------    --------
                                                                     --------    --------    --------

      Eligible deposits of the Bank are insured up to $100 thousand by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

      Legislation, passed by the U.S. House of Representatives and the Senate, was signed into law by the President on September 30, 1996, to recapitalize the SAIF. As a result of such legislation, the Bank was required to pay a one-time special assessment of $2.6 million which had an approximate $1.7 million after-tax effect. The legislation also mandated that the deposit insurance premiums charged SAIF-insured institutions (such as the Bank) decline to approximately 6.5 basis points effective January 1, 1997. Effective July 1, 1998, the deposit insurance premium declined to 6.10 basis points.

10.   FEDERAL HOME LOAN BANK ADVANCES

      The Bank pledges as collateral for FHLB advances their FHLB stock and has entered into blanket collateral agreements with the FHLB whereby the Bank agrees to maintain, free of other encumbrances, qualifying single family first mortgage loans with unpaid principal balances, when discounted at 75% of such balances, of at least 100% of total outstanding advances. Advances at December 31, 1998 and 1997, consisted of the following:















                                                                    1998                  1997
                                                          ---------------------    ---------------------
                                                            WEIGHTED               WEIGHTED
                                                            AVERAGE                 AVERAGE
                                                              RATE     AMOUNT        RATE        AMOUNT
      Amounts maturing in years ending
      December 31:
      1999                                                    5.71 %   $19,000      6.19 %     $ 4,000
      2000                                                    5.31 %    14,000      6.04 %       2,000
      2001                                                    4.85 %     7,000
      2002                                                    6.60 %     3,985      6.59 %       3,997
      2003                                                    5.56 %     1,000
      Thereafter                                              6.01 %     4,000      6.26 %       2,000
                                                                       --------              ----------
            Total                                             5.57 %   $48,985      6.31 %     $11,997
                                                                       --------              ----------
                                                                       --------              ----------

11.   INCOME TAXES

      The provisions for income taxes are summarized as follows (in thousands):


                                                                                           YEARS ENDED
                                                                                          DECEMBER 31,
                                                                             ----------------------------------------
                                                                                 1998         1997         1996
      Income tax provision:
        Current                                                                $   3,082     $  3,072      $  1,645
        Deferred                                                                     227           27           111
                                                                              ------------     ----------   -----------
                  Total                                                        $   3,309     $  3,099      $  1,756
                                                                              ------------     ----------   -----------
                                                                              ------------     ----------   -----------

      The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:



                                                                          YEARS ENDED
                                                                         DECEMBER 31,
                                            ------------------------------------------------------------------------
                                                         1998                    1997                    1996
      Taxes at statutory rate                   $  3,175     34.0 %      $  2,924    34.0 %      $  1,753    34.0 %
      Increase resulting from:
        State income tax, net                         48      0.5 %           119     1.4 %             -     -
        Other, net                                    86      0.9 %            56     0.6 %             3     0.1 %
                                            -------------    ---------   ---------   --------   ---------    -------
                    Total                       $  3,309     35.4 %      $  3,099    36.0 %      $  1,756    34.1 %
                                            -------------    ---------   ---------   --------   ---------    -------
                                            -------------    ---------   ---------   --------   ---------    -------


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

      The Company's net deferred tax liability account was comprised of the following at December 31 (in thousands):

                                                                1998     1997
      Deferred tax assets:
        Loan fees deferred                                     $  79    $ 158
        Stock based compensation                                 168      168
        Loan loss reserves                                         4       --
        Other                                                   --         72
                                                             ---------  --------

                  Total deferred tax assets                      251      398


      Deferred tax liabilities:
        Office properties                                       (159)    (168)
        Federal Home Loan Bank stock                            (629)    (544)
        Loan loss reserves                                      --        (61)
        Other                                                    (65)    --
                                                             ---------  --------


                  Total deferred tax liabilities                (853)    (773)
                                                             ---------  --------
                  Net deferred tax liability                   $(602)   $(375)
                                                             ---------  --------
                                                             ---------  --------

      Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 1998 and 1997. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

12.   OTHER COMPREHENSIVE INCOME

      The amount of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, are shown below. There were no other comprehensive income components for the year ended December 31, 1998.


                                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                            ---------------------------------------
                                                                                                TAX
                                                                            BEFORE-TAX       (EXPENSE)   NET-OF-TAX
                                                                              AMOUNT         OF BENEFIT    AMOUNT
      Unrealized gains on securities:
        Unrealized holding gains arising during period                        $  66             $  (8)   $  58
        Less:  reclassification of adjustment for gains
          realized in net income                                               (394)              134     (260)
                                                                            --------         --------    -----------
                                                                            --------         --------    -----------

                  Other comprehensive income                                  $(328)            $ 126    $(202)
                                                                            --------         --------    -----------
                                                                            --------         --------    -----------

                                                                                  YEAR ENDED DECEMBER 31, 1996
                                                                            -----------------------------------------
                                                                                              TAX
                                                                            BEFORE-TAX      (EXPENSE)    NET-OF-TAX
                                                                              AMOUNT      OF BENEFIT       AMOUNT
      Unrealized gains on securities:
        Unrealized holding gains arising during period                        $   83         $  (32)     $     51

        Less:  reclassification of adjustment for gains
          realized in net income                                                   -             -             -
                                                                            --------         --------    -----------

                  Other comprehensive income                                  $   83          $  (32)      $     51
                                                                            --------         --------    -----------
                                                                            --------         --------    -----------


13.   BENEFIT PLANS

      In 1997, the Company's shareholders approved the Stock Option Plan ("SOP") and Management Recognition and Retention Plan ("MRR Plan").

      STOCK OPTION PLAN - The SOP provides for a committee of the Company's Board of Directors to award incentive stock options, non-qualified or compensatory stock options and stock appreciation rights representing up to 515,375 shares of Company stock. One-fifth of the options granted vested immediately upon grant, with the balance vesting in equal amounts on the four subsequent anniversary dates of the grant. Two-fifths of the options granted during 1997 have vested as of December 31, 1998. Options granted vest immediately in the event of retirement, disability, or death. Stock options granted expire in ten years.

      Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. Options granted in 1997 have exercise prices ranging from $19.25 to $20.38, and a weighted average remaining contract life of 8.4 years at December 31, 1998. Options granted in 1998 have exercise prices ranging from $23.25 to $24.00 and a weighted average remaining contract life of
      9.1 years at December 31, 1998.

     A summary of the status of the Company's SOP as of December 31, 1998 and 1997, and changes during the years ending on those dates are presented below:



                                                                          WEIGHTED
                                                                          AVERAGE
                                                                          EXERCISE
     OPTIONS                                                 SHARES        PRICE

     Outstanding at January 1, 1997                            --         $   --
     Granted                                                496,073          19.27
     Exercised                                                 --             --
     Forfeited                                               (1,600)         19.25
                                                            -------       ---------
     Outstanding at December 31, 1997                       494,473          19.27
     Granted                                                 13,000          23.31
     Exercised                                                 --             --
     Forfeited                                               (3,600)         20.00
                                                            -------       ---------
     Outstanding at December 31, 1998                       503,873       $  19.37
                                                            -------       ---------
                                                            -------       ---------
     Options exercisable at December 31, 1998               200,630       $  19.33
                                                            -------       ---------
                                                            -------       ---------




     The Company applies the provisions of APB Opinion No. 25 in accounting for its stock option plan, as allowed under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). Accordingly, no compensation cost has been recognized for options granted to employees. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS 123, the Company's pro forma net income and pro forma earnings per share would have been as follows:


                                                  1998                                  1997
                                        -------------------------             ------------------------
                                        AS REPORTED     PRO FORMA              AS REPORTED   PRO FORMA

       Net income (in thousands)            $  6,030    $   5,505               $   5,502    $   4,987
       Earnings per share:
         Basic                              $   1.35    $    1.23               $    1.22    $    1.10

         Diluted                            $   1.33    $    1.21               $    1.21    $    1.10




     In determining the above pro forma disclosure, the fair value of options granted during 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility - 22%, expected life of options - 6.5 years, risk-free interest rate - 5.7%, and expected dividend rate - 1.05%. The weighted average fair value of options granted during the fiscal year ended December 31, 1997, was $7.85 per share.

      The fair value of options granted during 1998 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility - 20.28% to 21.09%, expected life of options - 7.0 years, risk-free interest rate - 5.59% and expected dividend rate - 1.04% to 1.17%. The weighted average fair value of options granted during the fiscal year ended December 31, 1998, was $9.02 per share.

      MANAGEMENT RECOGNITION AND RETENTION PLAN - The MRR Plan provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares were granted during 1997. Compensation expense will be recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period. One-fifth of the shares granted to date (39,170 shares) vested immediately on the date of grant. The remainder will vest at a rate of 25% per year over the next four anniversary dates of the grants. Two-fifths of the shares granted to date have vested as of December 31, 1998. Shares granted will be deemed vested in the event of disability or death. All shares granted under the plan have been purchased in the open market at a total cost of $4.4 million. A liability has been established, based on the grant price, for the remainder of the shares to be purchased. Differences between the price at the date of grant and the actual purchase price will be recorded as an adjustment to stockholders' equity. Approximately $754,000 and $1.2 million in compensation expense was recognized during the years ended December 31, 1998 and 1997, respectively.

      EMPLOYEE STOCK OWNERSHIP PLAN - The Company established an Employee Stock Ownership Plan on May 3, 1996. During 1996, the ESOP borrowed $4.1 million from the Company to purchase shares of Company stock. The loan is collateralized by the shares that were purchased with the proceeds of the loan. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP.

      Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions. During each of the years ended December 31, 1998, 1997, and 1996, 41,604, 41,604, and 27,465 shares, respectively, were released by the ESOP to participant accounts. At December 31, 1998, there were 109,061 shares allocated to participant accounts and 301,627 unallocated shares. The fair value of the unallocated shares amounted to approximately $5,618,000 at December 31, 1998.

      During the years ended December 31, 1998, 1997, and 1996, ESOP expense was approximately $884,000, $745,000, and $402,000, respectively.

      OTHER POSTRETIREMENT BENEFITS - The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. For the years ended December 31, 1997 and 1996, there was a net pension cost of approximately $56,000, and $100,000, respectively. There was no net pension cost for the year ended December 31, 1998.

14.  EARNINGS PER SHARE


                                                                        YEAR ENDED DECEMBER 31, 1998
                                                                 -------------------------------------------
                                                                    INCOME            SHARES      PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)    AMOUNT
      Basic EPS -
       Income available to common stockholders                  $  6,029,505         4,459,685     $  1.35

      Effect of dilutive securities -
       Stock options                                                   --               89,506
                                                                --------------       ----------
      Diluted EPS -
       Income available to common stockholders
        and assumed conversions                                 $  6,029,505         4,549,191    $  1.33
                                                                --------------       ----------
                                                                --------------       ----------



                                                                        YEAR ENDED DECEMBER 31, 1998
                                                                 -------------------------------------------
                                                                    INCOME            SHARES      PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)    AMOUNT

       Basic EPS -
        Income available to common stockholders                 $  5,501,617         4,527,043    $  1.22

       Effect of dilutive securities -
        Stock options                                                   --              22,365
                                                                 ------------       ----------
       Diluted EPS -
        Income available to common stockholders
         and assumed conversions                                $  5,501,617         4,549,408   $  1.21
                                                                 -------------      ----------
                                                                 -------------      ----------



                                                                        YEAR ENDED DECEMBER 31, 1998
                                                                 -------------------------------------------
                                                                    INCOME            SHARES      PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)    AMOUNT

      Basic and Diluted EPS -
       Income available to common stockholders                  $  3,400,036        4,730,010     $  0.72

     During the year ended December 31, 1996, there were no potential dilutive securities.

15.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

      The Bank had the following outstanding commitments at December 31, 1998 (in thousands):



       Undisbursed construction loans                      $  6,770
       Commitments to originate mortgage loans                3,581
       Letters of credit                                         53
       Unused lines of credit                                 3,967
                                                           --------
            Total                                          $ 14,371
                                                           --------
                                                           --------



      The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 1998, interest rates on commitments ranged from 5.75% to 10.00%.

16.   FAIR VALUE OF FINANCIAL INSTRUMENTS

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



                                                             DECEMBER 31, 1998           DECEMBER 31, 1997
                                                        -------------------------------------------------------
                                                                       ESTIMATED                   ESTIMATED
                                                          CARRYING       FAIR          CARRYING       FAIR
                                                           VALUE         VALUE          VALUE        VALUE
       ASSETS:
        Cash and cash equivalents                       $   26,163     $  26,163     $   6,627    $    6,627
        Investment securities -
         Held to maturity                                  127,175       127,013        95,533        95,614
        Federal Home Loan Bank stock                         3,912         3,912         3,603         3,603
        Loans receivable, net                              442,486       448,755       433,942       438,775
        Accrued interest receivable                          4,755         4,755         4,134         4,134

      LIABILITIES:
       Deposits:
        Demand, NOW, money
         market and regular savings                        102,328       102,328        90,731        90,731
        Certificates of deposit                            378,765       385,084       360,143       363,640
       Federal Home Loan Bank advances                      48,985        49,872        11,997        12,147
       Accrued interest payable                                665           665           526           526
       Advance payments by borrowers
        for taxes and insurance                              1,006         1,006           900           900

       Commitments                                            --             --           --            --





      For cash and cash equivalents, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments or, as to Federal Home Loan Bank stock, the ability to sell the stock back to the Federal Home Loan Bank at cost. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of variable rate loans are based on repricing dates. Fixed rate commercial loans and installment loans were valued using discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

      The fair value of demand deposit accounts, NOW accounts, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit and Federal Home Loan Bank advances is estimated using the rates currently offered for deposits and advances of similar remaining maturities at the reporting date. For advance payments by borrowers for taxes and insurance and accrued interest payable the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments. Commitments are generally made at prevailing interest rates at the time of funding and, therefore, there is no difference between the contract amount and fair value.

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17.   COMMITMENTS AND CONTINGENCIES

      In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements (see Note 15). In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company.

18.   RETAINED EARNINGS - SUBSTANTIALLY RESTRICTED

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

19.   REGULATORY MATTERS

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

      At December 31, 1998 and 1997, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:

                                                                                              TO BE CATEGORIZED
                                                                                                   AS WELL
                                                                                              CAPITALIZED UNDER
                                                                          FOR CAPITAL         PROMPT CORRECTIVE
                                                      ACTUAL           ADEQUACY PURPOSES      ACTION PROVISIONS
                                                 --------------------- -------------------- ---------------------
                                                   AMOUNT   RATIO        AMOUNT   RATIO        AMOUNT    RATIO
       As of December 31, 1998:

        Tangible Capital to Tangible Assets        $71,654   11.67 %    $  9,211   1.50 %       N/A       N/A

        Core Capital to Adjusted Tangible Assets    71,654   11.67 %      18,423   3.00 %      $30,705    5.00 %

        Total Capital to Risk-Weighted Assets       72,334   22.44 %      25,786   8.00 %       32,233   10.00 %

        Tier I Capital to Risk-Weighted Assets      71,654   22.23 %      N/A      N/A          19,340    6.00 %

       As of December 31, 1997:

        Tangible Capital to Tangible Assets        $65,852   11.98 %    $  8,244   1.50 %       N/A       N/A

        Core Capital to Adjusted Tangible Assets    65,852   11.98 %      16,488   3.00 %      $27,480    5.00 %

        Total Capital to Risk-Weighted Assets       66,619   22.52 %      23,661   8.00 %       29,576   10.00 %

        Tier I Capital to Risk-Weighted Assets      65,852   22.27 %      N/A      N/A          17,746    6.00 %



20.   PARENT COMPANY ONLY FINANCIAL INFORMATION

      The following condensed statements of financial condition, as of December 31, 1998 and 1997, and condensed statements of income and of cash flows for the years ended December 31, 1998 and 1997, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS)
DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------

ASSETS                                                        1998      1997

Cash and cash equivalents (deposits in Bank)               $    85   $    72
Loan to Bank subsidiary                                      8,573    17,793
Accrued interest receivable                                     35        82
Investment in Bank                                          71,654    65,852
Other assets                                                   893       866
                                                           -------   -------
TOTAL ASSETS                                               $81,240   $84,665
                                                           -------   -------
                                                           -------   -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities                     $   217   $ 1,781
Stockholders' equity                                        81,023    82,884
                                                           -------   -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $81,240   $84,665
                                                           -------   -------
                                                           -------   -------


CONDENSED STATEMENTS OF INCOME (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1998 AND 1997

------------------------------------------------------------------------------------------------------
                                                             1998     1997
INCOME:
 Interest income - investment securities                   $  --     $   418
 Interest income - loan to Bank                                771       714
                                                           -------   -------
      Total income                                             771     1,132

EXPENSES:
 Management fees                                                66        66
 Other operating expenses                                      143       142
                                                           -------   -------
      Total expenses                                           209       208
                                                           -------   -------
INCOME BEFORE INCOME TAX PROVISION AND EQUITY
  IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY                 562       924

INCOME TAX PROVISION                                           215       343
                                                           -------   -------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
  EARNINGS OF BANK SUBSIDARY                                   347       581

EQUITY OF UNDISTRIBUTED EARNINGS OF
  BANK SUBSIDIARY                                            5,683     4,921
                                                           -------   -------
NET INCOME                                                  $6,030    $5,502
                                                           -------   -------
                                                           -------   -------

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1998 AND 1997

---------------------------------------------------------------------------------------------------------------
                                                                             1998        1997
OPERATING ACTIVITIES:

  Net income                                                             $  6,030    $  5,502

  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Equity in undistributed net income of Bank                             (5,683)     (4,921)
    Repayment of ESOP loan                                                    980         830
    Stock compensation expense                                                754       1,193
    Changes in operating assets and liabilities:
      Accrued interest receivable                                              47         128
      Other assets                                                            (26)       (688)
      Accrued expenses and other liabilities                                 (181)        133
                                                                         --------    --------

            Net cash provided by operating activities                       1,921       2,177
                                                                         --------    --------

INVESTING ACTIVITIES:
  Loan to Bank, net of repayments                                           9,220      (8,525)
  Proceeds from maturities of investment securities - held to maturity       --         9,987
                                                                         --------    --------
            Net cash provided by investing activities
                                                                            9,220       1,462
                                                                         --------    --------

FINANCING ACTIVITIES:
  Purchase of treasury stock                                               (7,977)       --
  Common stock acquired for employee stock benefit plan                    (1,817)     (2,539)
  Dividends paid                                                           (1,334)     (1,077)
                                                                         --------    --------
            Net cash used in financing activities                         (11,128)     (3,616)
                                                                         --------    --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                      13          23

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                          72          49
                                                                         --------    --------

  End of period                                                          $     85    $     72
                                                                         --------    --------
                                                                         --------    --------

                                   * * * * * *

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
FIRST FEDERAL BANK OF ARKANSAS, FA
--------------------------------------------------------------------------------




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

LARRY J. BRANDT                               LARRY J. BRANDT
President and Chief Operating                 President and Chief Operating
Officer                                       Officer

JOHN P. HAMMERSCHMIDT                         CAROLYN M. THOMASON
U. S. Congressman, Retired                    Executive Vice President and Secretary

JAMES D. HEUER                                TOMMY W. RICHARDSON
Farming and Investments                       Senior Vice President and Chief Financial Officer

WILLIAM F. SMITH                              SHERRI R. BILLINGS
Retired Pharmacist and Investments            Senior Vice President and Treasurer


BANKING LOCATIONS
--------------------------------------------------------------------------------



                                                    MAIN OFFICE

                                                200 West Stephenson
                                             Harrison, Arkansas  72601



                                                  BRANCH OFFICES


           128 West Stephenson           Ozark Mall - Highway 62-65 North                 301 Highway 62 West
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

             1337 Hwy 62 SW                       249 West Main Street
     Mountain Home, Arkansas 72653                Farmington, AR 72730

                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


        First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA. The Bank is a federally-chartered, SAIF- insured savings institution operating through its main office and eleven full service branch offices. The Company's and the Bank's principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

                            TRANSFER AGENT/REGISTRAR

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                              Phone: (800) 368-5948
--------------------------------------------------------------------------------
                              STOCKHOLDER REQUESTS

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

--------------------------------------------------------------------------------
                            COMMON STOCK INFORMATION

        Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 15, 1999, the Company had 4,418,697 shares of common stock outstanding and had approximately 1,291 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

        The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq for the periods indicated.

-----------------------------------------------------------------------------------------------------------
QUARTER                                   YEAR ENDED                           YEAR ENDED
ENDED                                  DECEMBER 31, 1998                      DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------
                            High           Low         Dividend        High          Low        Dividend
                       --------------- ------------  -------------  -----------  ----------- --------------

MARCH 31                   $30.25       $22.75          $0.07       $20.38       $15.88          $0.05

JUNE 30                     30.13        26.31           0.07        20.63        17.38           0.05

SEPTEMBER 30                26.31        18.50           0.07        21.75        20.13           0.06

DECEMBER 31                 21.00        16.00           0.07        24.38        20.00           0.06
-----------------------------------------------------------------------------------------------------------