Form 10-K405, Exhibit 13
period 1999-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 2000-03-30
CIK 1006424

                            FIRST FEDERAL BANCSHARES
                                OF ARKANSAS, INC.

                   ------------------------------------------

                                      1999

                   ------------------------------------------

                                 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                                    PAGE

President's Letter to Stockholders..............................................       1
Corporate Profile...............................................................       3
Selected Consolidated Financial and Other Data..................................       4
Selected Quarterly Operating Results............................................       6
Management's Discussion and Analysis of Financial Condition
 and Results of Operations......................................................       7
Independent Auditors' Report....................................................      18
Consolidated Financial Statements...............................................      19
Directors and Executive Officers................................................      43
Banking Locations...............................................................      43
Stockholder Information.........................................................      44


[GRAPHIC OMITTED]

FIRST FEDERAL
--------------------------------------------------------------------------------
BANCSHARES
--------------------------------------------------------------------------------
 OF ARKANSAS, INC.

Dear Stockholder:

First Federal Bancshares of Arkansas had another great year in 1999. We had record net income of $6.3 million. Our basic earnings per share once again exceeded analysts' expectations with a 16.3% increase to $1.57 per share. Our book value also increased 8.7% to $19.51. In addition, in 1999 we increased our quarterly dividend by 14.3% to 8 cents per share.

We are continuing to repurchase our stock and have repurchased approximately 24% of our stock since our initial public offering in 1996. We firmly believe that with our bank stock substantially below its book value, repurchase of our shares is a very wise and prudent use of our capital. Our results have proven that our repurchase programs have been accretive to earnings and have definitely enhanced shareholder value.

During the fourth quarter of 1999, we began the development of plans for our new North Town office in Harrison. We have experienced very steady growth in our recent history but now we have the need for additional space to accommodate our growth. Therefore, we have retained an architect to develop plans for relocation of many of our corporate departments to a more efficient office in the rapidly growing corridor near the WalMart Supercenter along U.S. Highways 62 and 65. The expansion will also serve as a branch facility and allow us to better serve our Harrison customer base. We currently own the 5.5 acre tract and have an automated teller machine already on the location.

Additionally, our Board of Directors approved the acquisition of another branch bank building in Rogers, Arkansas. Rogers is the largest city in Benton County and that will now give us three offices in Benton County, one of the fastest growing counties in Arkansas. This office is scheduled to open the first week of April 2000.

As we enter the 21st century, the board, management, and all "First Team" members remain committed to our mission of "being the best provider of family banking services in our market areas and maximizing our shareholders' value". Our vision of "being the premier family bank in Arkansas" is only possible through the loyalty and support of our customers and stockholders. We appreciate you and pledge to do our best to continue to merit your confidence in the year 2000 and beyond.

                                                    Sincerely,

                                                    /s/ Larry J. Brandt
                                                    -----------------------
                                                    Larry J. Brandt
                                                    President

                           [INTENTIONALLY LEFT BLANK]

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

        The Bank is a federally chartered stock savings and loan association which was formed in 1934. First Federal conducts business from its main office and twelve full service branch offices, all of which are located in a six county area in Northcentral and Northwest Arkansas comprised of Benton, Marion, Washington, Carroll, Baxter and Boone counties. First Federal's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to the maximum extent permitted by law. The Bank is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. To a significantly lesser extent, the Bank's activities have also included origination of multi-family residential loans, commercial real estate loans, construction loans, commercial loans and consumer loans. In addition, the Bank maintains a significant portfolio of investment securities.

        At December 31, 1999, the Company had total assets of $680.7 million, total deposits of $507.9 million and stockholders' equity of $78.8 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(870)741-7641.

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


                                                                         At or For the
                                                                    Year Ended December 31,
                                     ---------------------------------------------------------------------------------
                                           1999               1998             1997            1996             1995
                                     ---------------    ---------------   ------------    ------------    ------------
                                                             (In Thousands, Except Per Share Data)

SELECTED FINANCIAL CONDITION DATA:
  Total assets                                $680,719          $615,055        $549,607         $505,739         $454,479
  Cash and cash equivalents                      9,983            26,163           6,627            6,819            8,845
  Investment securities                        189,263           127,175          95,533           91,322           96,312
  Loans receivable, net                        459,978           442,486         433,942          396,508          339,505
  Allowance for loan losses                        752               771           1,196            1,251            1,228
  Deposits                                     507,875           481,093         450,874          422,858          417,229
  Federal Home Loan Bank advances               83,972            48,985          11,997               --               --
  Stockholders' equity                          78,815            81,023          82,884           80,758           35,308

SELECTED OPERATING DATA:
  Interest income                             $ 47,066          $ 43,814        $ 40,445         $ 37,192         $ 32,964
  Interest expense                              27,799            25,774          23,748           22,449           21,538
                                                ------           -------         -------          -------          -------
  Net interest income                           19,267            18,040          16,697           14,743           11,426
  Provision for loan losses                         20                55              --               60              133
                                              --------          --------      ----------       ----------          -------
  Net interest income after provision
    for loan losses                             19,247            17,985          16,697           14,683           11,293
  Gain on sale of mortgage-backed
    and investment securities                       --                --             394               --              311
  Noninterest income                             1,776             1,836           1,526            1,222            1,107
  Noninterest expense(1)                        11,594            10,482          10,016           10,749            6,836
                                                ------           -------          ------           ------          -------
  Income before income taxes                     9,429             9,339           8,601            5,156            5,875
  Provision for income taxes                     3,149             3,309           3,099            1,756            1,871
                                                ------          --------         -------          -------          -------
     Net income(1)                             $ 6,280         $   6,030        $  5,502         $  3,400         $  4,004
                                                ======          ========         =======          =======          =======

EARNINGS PER SHARE:
   Basic                                         $1.57             $1.35           $1.22            $0.72               NA
   Diluted                                        1.57              1.33            1.21             0.72               NA

CASH DIVIDENDS DECLARED PER SHARE                $0.32             $0.28           $0.22               --               NA


------------------------------------
(1) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.


                                                                  At or For the Year Ended December 31,
                                             ----------------------------------------------------------------------------
                                                  1999           1998            1997            1996            1995
                                             ------------    ------------    ------------    ------------    ------------

SELECTED OPERATING RATIOS(1):
Return on average assets(2)                              .97%           1.04%           1.03%            .69%            .91%
Return on average equity(2)                             7.84            7.22            6.76            5.22           12.03
Average equity to average assets                       12.41           14.36           15.26           13.23            7.55
Interest rate spread(3)                                 2.59            2.55            2.47            2.48            2.37
Net interest margin(3)                                  3.10            3.20            3.22            3.08            2.66
Net interest income after provision for
 loan losses to noninterest expense                   166.02          171.58          166.70          136.60          165.20
Noninterest expense to average assets                   1.80            1.80            1.88            2.18            1.55
Average interest-earning assets to
 average interest-bearing liabilities                 111.21          114.20          116.21          112.96          105.92
Operating efficiency(4)                                55.15           52.74           53.80           67.33           53.22

ASSET QUALITY RATIOS(5):
Nonperforming loans to total loans(6)                   0.28            0.32            1.11            0.18            0.10
Nonperforming assets to total assets(6)                 0.78            0.93            0.94            0.17            0.13
Allowance for loan losses to non-
 performing loans(6)                                   55.82           52.65           24.12          173.51          350.86
Allowance for loan losses to total loans                0.16            0.17            0.27            0.30            0.35

CAPITAL RATIOS(7):
Tangible capital to adjusted total assets              11.09           11.67           11.98           12.30            7.74
Core capital to adjusted total assets                  11.09           11.67           11.98           12.30            7.74
Risk-based capital to risk-weighted
 assets                                                21.52           22.44           22.52           23.24           15.57

OTHER DATA:
Dividend payout ratio(8)                               21.66           22.11           19.58              --              --
Full service offices at end of period                     13              12              12              10               8


------------------------------------

(1) Ratios for 1999, 1998 and 1997 are based on average daily balances. Ratios prior to 1997 are based on average month end balances.

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

(5)      Asset quality ratios are end of period ratios.

(6) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans while REO consists of real estate acquired in settlement of loans.

(7)      Capital ratios are end of period ratios for First Federal Bank.

(8) The calendar year ended December 31, 1997 was the first full year the Company was publicly traded. Dividend payout ratio is the total dividends declared divided by net income.

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)


YEAR ENDED DECEMBER 31, 1999                       FOURTH              THIRD             SECOND              FIRST
                                                   QUARTER            QUARTER            QUARTER            QUARTER
                                                   -------            -------            -------            -------
Interest income                                    $12,281            $11,934            $11,527            $11,324
Interest expense                                     7,400              7,063              6,689              6,647
                                                    ------             ------             ------             ------
Net interest income                                  4,881              4,871              4,838              4,677
Provision for loan losses                               --                 --                 --                 20
                                                   -------            -------           --------            -------
Net interest income after provision
  for loan losses                                    4,881              4,871              4,838              4,657
Noninterest income                                     448                422                513                393
Noninterest expense                                  3,017              2,805              3,042              2,730
                                                    ------             ------             ------             ------
Income before income taxes                           2,312              2,488              2,309              2,320
Provision for income taxes                             783                837                727                802
                                                   -------            -------            -------            -------
Net income                                         $ 1,529            $ 1,651            $ 1,582            $ 1,518
                                                    ======             ======             ======             ======
Earnings per share(1):
 Basic                                             $ 0.398             $0.419             $0.387             $0.366
 Diluted                                           $ 0.398             $0.419             $0.387             $0.366

Selected Ratios (Annualized):
Net interest margin                                  3.01%              3.09%              3.17%              3.12%
Return on average assets                             0.91               1.01               1.00               0.98
Return on average equity                             7.71               8.30               7.82               7.53



YEAR ENDED DECEMBER 31, 1998                            FOURTH              THIRD             SECOND              FIRST
                                                        QUARTER            QUARTER            QUARTER            QUARTER
                                                        -------            -------            -------            -------
Interest income                                         $11,270            $11,052            $10,864            $10,628
Interest expense                                          6,676              6,545              6,375              6,178
                                                         ------             ------             ------             ------
Net interest income                                       4,594              4,507              4,489              4,450
Provision for loan losses                                    30                 --                 10                 15
                                                        -------            -------           --------            -------
Net interest income after provision
  for loan losses                                         4,564              4,507              4,479              4,435
Noninterest income                                          426                514                438                458
Noninterest expense                                       2,565              2,583              2,671              2,663
                                                         ------             ------             ------             ------
Income before income taxes                                2,425              2,438              2,246              2,230
Provision for income taxes                                  854                861                784                810
                                                        -------            -------            -------            -------
Net income                                              $ 1,571            $ 1,577            $ 1,462            $ 1,420
                                                         ======             ======             ======             ======
Earnings per share(1):
 Basic                                                  $ 0.369             $0.353             $0.321             $0.312
 Diluted                                                $ 0.368             $0.348             $0.310             $0.304

Selected Ratios (Annualized):
Net interest margin                                       3.15%              3.18%              3.23%              3.26%
Return on average assets                                  1.04               1.08               1.02               1.01
Return on average equity                                  7.71               7.52               6.89               6.77


----------------------------------------

(1)     Basic and Diluted Shares Outstanding


YEAR ENDED DECEMBER 31, 1999                      FOURTH             THIRD              SECOND             FIRST
                                                  QUARTER            QUARTER            QUARTER            QUARTER
                                                  -------            -------            -------            -------

Basic weighted - average shares                  3,840,470          3,938,312          4,092,848          4,145,349
Effect of dilutive securities                           --                --                  --                 --
                                            --------------     --------------     --------------     --------------
Diluted weighted - average shares                3,840,470          3,938,312          4,092,848          4,145,349
                                                 =========          =========          =========          =========


YEAR ENDED DECEMBER 31, 1998

Basic weighted - average shares                  4,262,883          4,465,271          4,560,765          4,552,948
Effect of dilutive securities                        3,790             62,085            152,851            114,397
                                             -------------        -----------        -----------         ----------
Diluted weighted - average shares                4,266,673          4,527,356          4,713,616          4,667,345
                                                ==========          =========         ==========         ==========

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

ASSET AND LIABILITY MANAGEMENT

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1999, the Bank estimates that the ratio of its one-year gap to total assets was a negative 29.0% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 38.6%.

        The Bank focuses its lending activities on the origination of one-, three-, five- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 1999, $236.9 million or 64.3% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $177.9 million in seven-year ARMs.

        The Company's investment securities portfolio amounted to $189.3 million or 27.8% of the Company's total assets at December 31, 1999. Of such amount, $3.5 million or 1.9% is contractually due within one year and $1.5 million or
 .8% is contractually due after one year to five years. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1999, there was approximately $184.2 million of investment securities at an average interest rate of 6.89% with call options held by the issuer, of which approximately $169.1 million, at an average interest rate of 6.87%, are callable within one year. However in the prevailing interest rate environment it is not likely the securities will be called.

        Deposits are the Bank's primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors' rates rather than deposit affordability. At December 31, 1999 the Bank had $405.3 million in certificates of deposit of which $225.0 million mature in one year or less. In 1999, the Bank utilized FHLB of Dallas advances as an additional funding source. At December 31, 1999, the Bank had $84.0 million of FHLB advances of which $68.0 million is due in one year or less.

NET PORTFOLIO VALUE

        The value of the Bank's loan and investment portfolio will change as interest rates change. Rising interest rates will generally decrease the Bank's net portfolio value ("NPV"), while falling interest rates will generally increase the value of that portfolio. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables set forth, quantitatively, as of December 31, 1999 and 1998, the OTS estimate of the projected changes in NPV in the event of a 100, 200 and 300 basis point instantaneous and permanent increase and decrease in market interest rates:


                                                          1999
------------------------------------------------------------------------------------------------------------------------
                                                    Estimated NPV as
                                                     a Percentage of
  Change in Interest                                  Present Value              Amount                  Percent
 Rates (basis points)         Estimated NPV             of Assets               of Change               of Change
--------------------     --------------------    --------------------    --------------------     --------------------
                                                 (Dollars in Thousands)
         +300                  $19,113                       3.12%            $(53,007)                    (73)%
         +200                   37,086                       5.85              (35,034)                    (49)
         +100                   55,264                       8.43              (16,856)                    (23)
           --                   72,120                      10.67                   --                      --
         -100                   84,291                      12.18               12,171                      17
         -200                   89,568                      12.76               17,448                      24
         -300                   91,263                      12.89               19,143                      27




                                                          1998
----------------------------------------------------------------------------------------------------------------
                                                    Estimated NPV as
                                                     a Percentage of
  Change in Interest                                  Present Value              Amount                  Percent
 Rates (basis points)         Estimated NPV             of Assets               of Change               of Change
--------------------     --------------------    --------------------    --------------------     --------------------
                                                 (Dollars in Thousands)
         +300                $  59,870                      10.06%            $(36,000)                    (38)%
         +200                   72,793                      11.88              (23,077)                    (24)
         +100                   85,269                      13.53              (10,061)                    (11)
           --                   95,870                      14.84                   --                      --
         -100                  104,300                      15.80                8,430                       9
         -200                  113,775                      16.84               17,905                      19
         -300                  125,218                      18.07               29,348                      31

        Computations of prospective effects of hypothetical interest rate changes are calculated by the OTS from data provided by the Bank and are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.


        Management cannot predict future interest rates or their effect on the Bank's NPV in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods due to refinancing activity if market rates decrease. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

CHANGES IN FINANCIAL CONDITION

        GENERAL. At December 31, 1999, the Company's total assets amounted to $680.7 million as compared to $615.1 million at December 31, 1998. The $65.6 million or 10.7% increase was primarily due to an increase of $62.1 million or 48.8% in investment securities held to maturity, a $17.5 million or 4.0% increase in loans receivable, net, and a $754,000 or 12.5% increase in office properties and equipment. Such increases were partially offset by a decrease of $16.2 million or 61.8% in cash and cash equivalents.

        During 1999, investment securities totaling $92.2 million were purchased and $30.2 million matured or were called resulting in a net increase of $62.1 or 48.8% in investment securities at December 31, 1999 compared to December 31, 1998. The loans receivable increase resulted from the continued origination of loans during the year ended December 31, 1999. Originations for the year ended December 31, 1999 consisted of $97.2 million in one-to four- family residential loans, $1.8 in multi-family residential, $18.1 million in commercial loans, $31.2 million in construction loans and $32.4 million in consumer installment loans, of which $11.7 million consisted of automobile loans and $11.9 million consisted of home equity loans. At December 31, 1999, the Bank had outstanding loan commitments of $2.3 million, unused lines of credit of $6.7 million, and the undisbursed portion of construction loans of $10.4 million. Liabilities increased $68.0 million or 12.8% to $601.1 million at December 31, 1999 compared to $533.1 million at December 31, 1998. The increase in liabilities was primarily due to an increase of $26.8 million or 5.6% in deposits, and a $35.0 million or 71.4% increase in advances from the FHLB of Dallas. The increases in deposits and advances from the FHLB of Dallas were used primarily to fund the net loan increase and to purchase additional investment securities. Stockholders' equity amounted to $78.8 million or 11.58% of total assets at December 31, 1999 compared to $81.0 million or 13.17% of total assets at December 31, 1998.

        Nonperforming assets, consisting of nonperforming loans and repossessed assets, amounted to $5.3 million or .78% of total assets at December 31, 1999, compared to $5.7 million, or .93% of total assets at December 31, 1998. Included in non-performing assets is a commercial real estate property that had a carrying value at December 31, 1999 of $3.5 million. The Bank has received an offer to sell such property. While management believes the offeror will proceed to closing and that the Bank will receive at least the carrying value of the real estate as net proceeds of the sale, the contract can be rescinded and the sale may not proceed to closing. The offeror owns other lodging facilities in the Oklahoma City area and continues to carry out steps consistent with their expressed plan for acquiring the real estate.

        LOANS RECEIVABLE. Net loans receivable increased by $17.5 million, or 4.0%, to $460.0 million at December 31, 1999 from $442.5 million at December 31, 1998. Loan originations for 1999 totaled $180.7 million. The net loans receivable increase was composed of increases in commercial loans of $8.6 million or 27.0%, multi-family residential loans of $1.3 million or 82.6%, consumer loans of $5.1 million or 16.0%, and construction loans, net of undisbursed funds of $3.9 million or 34.1%, and a decrease in single-family residential loans of $1.6 million or .4%. Loans were originated using the Bank's normal underwriting standards, rates, and terms.

        Unearned loan fee income at December 31, 1999 amounted to $3.0 million, down from $3.3 million at December 31, 1998. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 1999 were $10.4 million, compared to $6.8 million at December 31, 1998.

        ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was $771,000 at December 31, 1998, compared to $752,000 at December 31, 1999. The composition of the allowance remained relatively unchanged. There were no changes in concentrations, terms, methods or assumptions that occurred or significantly affected the allowance during the year ended December 31, 1999. Management compared the loan portfolio's loss experience ratios from year to year and adjusted the ratios to reflect current loss experience. Management also considered whether there were any other matters that might affect the adequacy of the allowance and identified no such matters.

        INVESTMENT SECURITIES. Investment securities all of which were classified as held to maturity amounted to $189.3 million as of December 31, 1999 compared to $127.2 million as of December 31, 1998. In 1999, approximately $90.4 million of government agency obligations and $1.8 of municipal bonds were purchased. Securities which matured or were called during 1999 amounted to $30.2 million, which resulted in an increase of $62.1 million or 48.8% in investment securities at December 31, 1999 compared to December 31, 1998.

        DEPOSITS. Deposits at December 31, 1999 amounted to $507.9 million, an increase of $26.8 million or 5.6% from the December 31, 1998 balance of $481.1 million. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. In 1997, the Bank began offering special promotion certificate of deposits which continued throughout 1999.

        BORROWED FUNDS. Borrowed funds, which consist entirely of FHLB of Dallas advances, increased by $35.0 million or 71.4% to $84.0 million at December 31, 1999 from $49.0 million at December 31, 1998. These borrowings were used to fund loan growth and to purchase additional investment securities.

        STOCKHOLDERS' EQUITY. Stockholders' equity decreased $2.2 million to $78.8 million at December 31, 1999 from $81.0 million at December 31, 1998. The decrease in stockholders' equity was primarily due to the purchase of treasury stock totaling $8.6 million. In addition, during the twelve months ended December 31, 1999 cash dividends aggregating $1.4 million were paid. Such decreases in stockholders' equity were partially offset by net income in the amount of $6.3 million for the year ended December 31, 1999.

AVERAGE BALANCE SHEETS

        The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 1999. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 1999. For the years ended December 31, 1999, 1998, and 1997 average balances are based on daily balances during the period.


                                         December 31,                         Year Ended December 31,
                                                     -------------------------------------------------------------------------------
                                            1999                   1999                                      1998
                                            ----     ------------------------------         -------------------------------------
                                                                            Average                                       Average
                                           Yield/    Average                 Yield/           Average                        Yield/
                                            Cost     Balance    Interest      Cost            Balance       Interest          Cost
                                            ----     -------    --------      ----            -------       --------          ----
                                                                                                     (Dollars in Thousands)

Interest-earning assets:
  Loans receivable(1)                        7.91%    $447,631     $35,537    7.94%            $441,702       $35,762       8.10%
  Investment securities(2)                   6.85      164,790      11,052    6.71              116,590         7,808       6.70
  Other interest-earning assets              5.25       10,089         477    4.72                4,777           244       5.09
                                                      --------    --------                    ---------      --------
     Total interest-earning assets           7.59      622,510      47,066    7.56              563,069        43,814       7.78
                                                                                                              -------
Noninterest-earning assets                              23,099                                   18,502
                                                      --------                                ---------
     Total assets                                     $645,609                                 $581,571
                                                       =======                                  =======
Interest-bearing liabilities:
  Deposits                                   4.94     $501,820      24,566    4.90             $462,596        24,004       5.19
  Other borrowings                           5.76       57,949       3,233    5.58               30,452         1,770       5.81
                                                       -------     -------                     --------     ---------
    Total interest-bearing liabilities       5.06      559,769      27,799    4.97              493,048        25,774       5.23
Noninterest-bearing liabilities                          5,740                                    5,019
                                                      --------                                 --------
     Total liabilities                                 565,509                                  498,067
Stockholders' equity                                    80,100                                   83,504
                                                      --------                                 --------
     Total liabilities and
      stockholders' equity                            $645,609                                 $581,571
                                                       =======     -------                     =======        -------
Net interest income                                               $ 19,267                                   $ 18,040
                                                                   =======                                     ======
Net earning assets                                   $  62,741                                 $ 70,021
                                                      ========                                  =======
Interest rate spread                         2.53%                            2.59%                                         2.55%
                                             ====                             ====                                         =====
Net interest margin                                                           3.10%                                         3.20%
                                                                              ====                                         =====
Ratio of interest-earning assets to
 interest-bearing liabilities                                               111.21%                                       114.20%
                                                                            ======                                        =======



                                                   Year Ended December 31,
                                            ----------------------------------
                                                            1997
                                            ----------------------------------
                                                                       Average
                                              Average                    Yield/
                                              Balance      Interest      Cost
                                              -------      --------      ----


Interest-earning assets:
  Loans receivable(1)                          $415,075     $33,804         8.14%
  Investment securities(2)                       96,372       6,224         6.45
  Other interest-earning assets                   7,615         417         5.48
                                              ---------    --------
     Total interest-earning assets              519,062      40,445         7.79
                                                            -------
Noninterest-earning assets                       14,550
                                               --------
     Total assets                              $533,612
                                                =======
Interest-bearing liabilities:
  Deposits                                     $440,147      23,331         5.30
  Other borrowings                                6,493         417         6.42
                                              ---------    --------
    Total interest-bearing liabilities          446,640      23,748         5.32
Noninterest-bearing liabilities                   5,561
                                              ---------
     Total liabilities                          452,201
Stockholders' equity                             81,411
                                               --------
     Total liabilities and
      stockholders' equity                     $533,612
                                                =======     -------
Net interest income                                        $ 16,697
                                                            =======
Net earning assets                             $ 72,422
                                                =======
Interest rate spread                                                        2.47%
                                                                            ====
Net interest margin                                                         3.22%
                                                                            ====
Ratio of interest-earning assets to
 interest-bearing liabilities                                             116.21%
                                                                           ======


----------------

(1)  Includes non-accrual loans.
(2)  Includes FHLB of Dallas stock.

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


                                                                           Year Ended December 31,
                                -------------------------------------------------------------------------------------------------
                                                    1999 vs. 1998                                           1998 vs. 1997
                                ----------------------------------------------         ------------------------------------------
                                                 Increase (Decrease)                                     Increase (Decrease)
                                                       Due to                                                  Due to
                                         ---------------------------------                      ---------------------------------
                                                                            Total
                                                              Rate/       Increase                                     Rate/
                                   Volume        Rate         Volume     (Decrease)        Volume         Rate         Volume
                                ----------    ---------    ----------   -----------    ------------   ----------    ----------

                                                                                (In Thousands)

Interest income:
  Loans receivable.............       $   480       $(696)       $   (9)      $  (225)         $2,169        $(198)       $  (13)
  Investment securities........         3,228          12             4         3,244           1,302          231            51
  Other interest-earning assets           271         (18)          (20)          233            (155)         (29)           11
                                       ------       -----         -----         -----         -------       ------         -----
      Total interest-earning
        assets.................         3,979        (702)          (25)        3,252          3,316             4           49
                                        -----       -----          ----        ------         -------       ------         -----

Interest expense:
  Deposits.....................         2,035      (1,358)         (115)          562           1,190         (492)          (25)
  Other borrowings.............         1,598         (71)          (64)        1,463           1,538          (40)         (145)
                                        -----     -------       -------        ------          ------       ------        ------
    Total interest-bearing
      liabilities..............         3,633      (1,429)         (179)        2,025           2,728         (532)         (170)
                                        -----      ------         -----        ------          ------       ------        ------
Net change in net interest income     $   346     $   727       $   154       $ 1,227         $   588       $  536        $  219
                                       ======      ======        ======        ======          ======       ======        ======










                                      Total
                                     Increase
                                    (Decrease)
                                    ----------



Interest income:
  Loans receivable.............          $1,958
  Investment securities........           1,584
  Other interest-earning assets            (173)
                                        -------
      Total interest-earning
        assets.................           3,369
                                        -------

Interest expense:
  Deposits.....................             673
  Other borrowings.............           1,353
                                         ------
    Total interest-bearing
      liabilities..............           2,026
                                        -------
Net change in net interest income       $ 1,343
                                         ======




COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998.

        GENERAL. The Company reported net income of $6.3 million for the year ended December 31, 1999 compared to $6.0 million for the same period in 1998. The increase of $250,000 or 4.1% in net income in 1999 compared to 1998 was due to an increase in net interest income and a decrease in income taxes which were partially offset by an increase in noninterest expenses and a reduction in noninterest income. Net interest income increased by $1.2 million or 6.8% from $18.0 million to $19.3 million for the years ended December 31, 1998 and 1999, respectively. The Company's net interest margin declined to 3.10% and the interest rate spread increased to 2.59% for 1999 compared to 3.20% and 2.55%, respectively, for 1998.

        NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $19.3 million in 1999, an increase of $1.2 million or 6.8% compared to $18.0 million for 1998. The Company's interest rate spread increased to 2.59% for 1999 from 2.55% for 1998. The Company's net interest margin declined to 3.10% for 1999 compared to 3.20% for 1998.

        INTEREST INCOME. Interest income amounted to $47.1 million for the year ended December 31, 1999 compared to $43.8 million for the same period in 1998. The increase of $3.3 million or 7.4% was primarily due to an increase in the average balance of loans receivable and investment securities. The average balance of loans receivable increased as a result of continued loan demand and portfolio growth. The average balance of investment securities increased due to additional purchases of longer-term investment securities. Such increase in interest income was partially offset by a decline in the average yield earned on loans receivable due primarily to the origination or modification of loans at market interest rates which were lower than the average yield of the Bank's loan portfolio.

        INTEREST EXPENSE. Interest expense increased $2.0 million or 7.9% to $27.8 million for the year ended December 31, 1999 compared to $25.8 million for the same period in 1998. Such increase was primarily due to an increase in the average balance of deposits as well as an increase in the average balance of FHLB of Dallas advances. Such increases were offset by a decrease in the average yield paid on both deposit accounts and FHLB of Dallas advances.

        PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $20,000 for 1999 as compared to $55,000 for 1998. Provisions for loan losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The decrease in the provision for loan losses in 1999 compared to 1998 was due to management's evaluation of the adequacy of the allowance for loan losses.

        NONINTEREST INCOME. Noninterest income amounted to $1.8 million for the year ended December 31, 1999 compared to $1.8 million for the same period in 1998. The decrease of $60,000 or 3.3% was due primarily to the recognition of a $98,000 net loss from operations of real estate owned for the year ended December 31, 1999 compared to net income of $12,000 for the same period in 1998. Such decrease was also due to a decline in gain on the sale of mortgage loans in the secondary mortgage market from $270,000 to $189,000 or 30.0% for the years ended December 31, 1998 and 1999, respectively. The decrease in noninterest income for the year ended December 31, 1999 compared to the year ended December 31, 1998 was partially offset by an increase of $75,000 from $896,000 to $971,000 in deposit fee income.

        NONINTEREST EXPENSE. Noninterest expenses increased $1.1 million or 10.6% to $11.6 million compared to $10.5 million for the year ended December 31, 1999 and December 31, 1998, respectively. Such increase in noninterest expenses during 1999 compared to 1998 was primarily due to increases in salaries and employee benefits, provision for loss on real estate owned, net occupancy expense and data processing expense. Salaries and employee benefits amounted to $7.1 million compared to $6.5 million resulting in an increase of $555,000 or 8.5% for the years ended December 31, 1999 and 1998, respectively. Such increase in salaries and employee benefits was primarily due to an increase in personnel as well as normal salary and merit increases. Provision for loss on real estate owned amounted to $312,000 compared to $15,000 for the years ended December 31, 1999 and 1998, respectively. Such increase was a result of a write-down on a foreclosed commercial real estate property. Net occupancy expense for the year ended December 31, 1999 was $933,000 compared to $874,000 for the same period in 1998. Such increase in net occupancy expense was due to increased costs related to branch expansions. Data processing expense increased $79,000 or 9.8% from $804,000 to $883,000 between 1999 and 1998, respectively. The increase in data processing expense was primarily due to expanded services such as online banking, normal contractual increases and fees related to volume usage.

        INCOME TAXES. Income taxes amounted to $3.1 million and $3.3 million for the year ended December 31, 1999 and December 31, 1998, respectively, resulting in effective tax rates of 33.4% and 35.4%, respectively.

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

        PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $55,000 for 1998. No provisions for loan losses were provided for in 1997. Provisions for loan losses include charges to reduce the recorded balance of mortgage loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The increase in the provision for loan losses in 1998 compared to 1997 was due to management's evaluation of the adequacy of the allowance for loan losses.

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

        NONINTEREST EXPENSE. Noninterest expenses increased $466,000 or 4.7% to $10.5 million compared to $10.0 million for the year ended December 31, 1998 and December 31, 1997, respectively. This increase was primarily due to increased costs associated with the Company's ESOP as a result of an increase in the Company's daily average stock price, occupancy costs due to branch expansions, salaries and benefits due to increased personnel and normal salary and merit increases, and a loss on disposition of real estate held for investment. Such increases were partially offset by a decrease in costs related to the Management Recognition and Retention Plan. Such costs amounted to $754,000 compared to $1.2 million for the year ended December 31, 1998 and 1997, respectively, resulting in a $440,000 decrease. This decrease was due to the cost recognition, in the second quarter of 1997, of an immediate 20% vesting after the plan was approved by the Company's shareholders.

        INCOME TAXES. Income taxes amounted to $3.3 million and $3.1 million for the year ended December 31, 1998 and December 31, 1997, respectively, resulting in effective tax rates of 35.4% and 36.0%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        The Bank's liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, collections on outstanding loans, maturities and calls of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank has borrowed from the FHLB of Dallas. At December 31, 1999, the Bank had outstanding advances from the FHLB of Dallas of $84.0 million. Such advances were used in the Bank's normal operating and investing activities.

        All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. At December 31, 1999, the Bank's liquidity ratio was 32.8%.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to repay maturing FHLB of Dallas advances, and to fund loan commitments. At December 31, 1999, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $2.3 million. At the same date, the undisbursed portion of construction loans approximated $10.4 million. The Bank's unused lines of credit at December 31, 1999 were approximately $6.7 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1999 totaled $225.0 million. Management believes that a significant portion of maturing deposits will remain with the Bank. FHLB of Dallas advances scheduled to mature within one year at December 31, 1999 totaled $68.0 million. Investment securities scheduled to mature in one year or less at December 31, 1999 totaled $3.5 million. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 1999, there was approximately $169.1 million of investment securities with call options held by the issuer exercisable within one year.

        As of December 31, 1999, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 1999, the Bank's tangible, core and risk-based capital ratios amounted to 11.09%, 11.09% and 21.52%, respectively.

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

YEAR 2000

        The Bank developed a Year 2000 Project Plan beginning in 1997. This plan was developed to ensure that the Bank's computer systems and software would function properly in the Year 2000. Various phases of the plan were completed throughout 1998 and 1999. A Year 2000 Contingency Plan was also developed to prepare for possible problems that might arise. As a result of the Bank's efforts, the Bank's systems and operations experienced no Year 2000 problems when the century rolled over to the Year 2000. Based on the successful transition into the new century, the Bank does not expect to experience Year 2000 problems in the future and therefore does not plan any subsequent disclosures regarding the Year 2000.

                           [INTENTIONALLY LEFT BLANK]

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Little Rock, Arkansas
February 18, 2000

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1999 AND 1998 (IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------


                                                                                                1999              1998
ASSETS
Cash and cash equivalents:
  Cash and collection items                                                                  $  8,953          $  8,842
  Interest-bearing deposits with banks                                                          1,030            17,321
                                                                                              -------          --------

            Total cash and cash equivalents                                                     9,983            26,163

Investment securities -
  Held to maturity, at amortized cost (fair value at December 31, 1999
    and 1998, of $177,170 and $127,013, respectively)                                         189,263           127,175
Federal Home Loan Bank stock                                                                    4,258             3,912
Loans receivable, net of allowance at December 31, 1999 and 1998,
  of $752 and $771, respectively                                                              459,978           442,486
Accrued interest receivable                                                                     5,977             4,755
Real estate acquired in settlement of loans, net                                                3,940             4,270
Office properties and equipment, net                                                            6,809             6,055
Prepaid expenses and other assets                                                                 511               239
                                                                                           ----------         ---------
TOTAL                                                                                        $680,719          $615,055
                                                                                           ==========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits:
    Interest-bearing                                                                         $494,501          $466,960
    Noninterest-bearing                                                                        13,374            14,133
                                                                                             --------          --------
            Total deposits                                                                    507,875           481,093

  Federal Home Loan Bank advances                                                              83,972            48,985
  Advance payments by borrowers for
     taxes and insurance                                                                        1,089             1,006
                                                                                                8,146             1,990
                                                                                              -------           -------
            Total liabilities                                                                 601,082           533,074
                                                                                              -------           -------
MINORITY INTEREST                                                                                 822               958
                                                                                              -------           -------
STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 5,000,000 shares authorized, none issued Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751
    shares issued, 4,039,374 and 4,512,760 shares outstanding at                                   52                52
    December 31, 1999 and 1998, respectively
  Additional paid-in capital                                                                   50,793            50,487
  Employee stock benefit plans                                                                (3,867)           (5,037)
  Retained earnings - substantially restricted                                                 52,598            47,678
                                                                                             --------          ------
                                                                                               99,576            93,180
  Treasury stock, at cost, 1,114,377 and 640,991 shares at
    December 31, 1999 and 1998, respectively                                                 (20,761)          (12,157)
                                                                                              -------           -------
            Total stockholders' equity                                                         78,815            81,023
                                                                                             --------          ------
TOTAL                                                                                        $680,719          $615,055
                                                                                             ========          ========


See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
--------------------------------------------------------------------------------

                                                                                     1999           1998          1997
INTEREST INCOME:
  Loans receivable                                                                 $35,537        $35,762       $33,804
  Investment securities                                                             11,052          7,808         6,224
  Other                                                                                477            244           417
                                                                                     -----          -----         -----

            Total interest income                                                   47,066         43,814        40,445
INTEREST EXPENSE:
  Deposits                                                                          24,566         24,004        23,331
  Federal Home Loan Bank advances                                                    3,233          1,770           417
                                                                                   -------        -------         -----

            Total interest expense                                                  27,799         25,774        23,748
                                                                                   -------        -------        ------

NET INTEREST INCOME                                                                 19,267         18,040        16,697
PROVISION FOR LOAN LOSSES                                                               20             55
                                                                                   -------        -------        ------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                   19,247         17,985        16,697
NONINTEREST INCOME:
  Gain on sales of available for sale investment securities                                                         394
  Deposit fee income                                                                   971            896           814
  Other                                                                                805            940           712
                                                                                    ------         ------        ------

            Total noninterest income                                                 1,776          1,836         1,920
                                                                                    ------         ------        ------

NONINTEREST EXPENSES:
  Salaries and employee benefits                                                     7,080          6,525         6,384
  Net occupancy expense                                                                933            874           804
  Federal insurance premiums                                                           285            276           272
  Provision for real estate losses                                                     312             15            37
  Data processing                                                                      883            804           810
  Postage and supplies                                                                 446            393           369
  Other                                                                              1,655          1,595         1,340
                                                                                   -------        -------        ------

            Total noninterest expenses                                              11,594         10,482        10,016
                                                                                   -------        -------        ------

INCOME BEFORE INCOME TAXES                                                           9,429          9,339         8,601
INCOME TAX PROVISION                                                                 3,149          3,309         3,099
                                                                                    ------         ------        ------

NET INCOME                                                                           6,280          6,030         5,502
OTHER COMPREHENSIVE INCOME, Net of tax:
  Unrealized holding gain on securities arising during period                                                        58
  Less:  reclassification adjustment for gains included
    in net income                                                                                                   (260)
                                                                                    ------         ------         ------

COMPREHENSIVE INCOME                                                               $ 6,280        $ 6,030        $ 5,300
                                                                                   =======        =======         ======

EARNINGS PER SHARE:
  Basic                                                                            $  1.57        $  1.35        $  1.22
                                                                                   =======        =======        =======

  Diluted                                                                          $  1.57        $  1.33        $  1.21
                                                                                   =======        =======        =======



See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 (IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                       ISSUED                                             ACCUMULATED
                                                   COMMON STOCK          ADDITIONAL        EMPLOYEE          OTHER
                                               ---------------------       PAID-IN          STOCK        COMPREHENSIVE     RETAINED
                                                SHARES        AMOUNT      CAPITAL        BENEFIT PLANS       INCOME         EARNINGS

BALANCE, JANUARY 1, 1997                        5,153,751     $ 52        $ 49,975        $ (3,848)         $  202        $ 38,557

  Net income                                                                                                                 5,502
  Release of ESOP shares                                                       414             416
  Common stock acquired or committed to be
    acquired for employee stock benefit plan                                  (152)         (3,968)
  Stock compensation expense                                                                 1,193
  Net change in unrealized gain on
    securities available for sale                                                                              (202)
  Dividends paid                                                                                                            (1,077)
                                                ---------     -----       --------        --------            ------      --------

BALANCE, DECEMBER 31, 1997                      5,153,751       52          50,237          (6,207)              --         42,982

  Net income                                                                                                                 6,030
  Release of ESOP shares                                                       564             416
  Common stock acquired for employee
    stock benefit plan                                                        (434)
  Stock compensation expense                                                                   754
  Shares released from restricted stock trust                                  120
  Purchase of treasury stock, at cost
  Dividends paid                                                                                                            (1,334)
                                                ---------     -----       --------        --------            ------      --------

BALANCE, DECEMBER 31, 1998                      5,153,751       52          50,487          (5,037)              --         47,678

  Net income                                                                                                                 6,280
  Release of ESOP shares                                                       316             416
  Stock compensation expense                                                                   754
  Shares released from restricted stock trust                                  (10)
  Purchase of treasury stock, at cost
  Dividends paid                                                                                                            (1,360)
                                                ---------     -----       --------        --------            ------      --------

BALANCE, DECEMBER 31, 1999                      5,153,751     $ 52        $ 50,793        $ (3,867)           $  --         52,598
                                                =========     =====       ========        ========            ======      ========




                                                      TREASURY STOCK                                        TOTAL
                                                 ------------------------        STOCKHOLDERS'
                                                  SHARES          AMOUNT             EQUITY
BALANCE, JANUARY 1, 1997                          257,688       $ (4,180)          $ 80,758

  Net income                                                                          5,502
  Release of ESOP shares                                                                830
  Common stock acquired or committed to be
    acquired for employee stock benefit plan                                         (4,120)
  Stock compensation expense                                                          1,193
  Net change in unrealized gain on
    securities available for sale                                                      (202)
  Dividends paid                                                                     (1,077)
                                                 ---------       --------           --------

BALANCE, DECEMBER 31, 1997                        257,688         (4,180)            82,884

  Net income                                                                          6,030
  Release of ESOP shares                                                                980
  Common stock acquired for employee
    stock benefit plan                                                                 (434)
  Stock compensation expense                                                            754
  Shares released from restricted stock trust                                           120
  Purchase of treasury stock, at cost             383,303         (7,977)            (7,977)
  Dividends paid                                                                     (1,334)
                                                 ---------       --------           --------

BALANCE, DECEMBER 31, 1998                        640,991        (12,157)            81,023

  Net income                                                                          6,280
  Release of ESOP shares                                                                732
  Stock compensation expense                                                            754
  Shares released from restricted stock trust                                           (10)
  Purchase of treasury stock, at cost             473,386         (8,604)            (8,604)
  Dividends paid                                                                     (1,360)
                                                 ---------       --------           --------

BALANCE, DECEMBER 31, 1999                       1,114,377      $(20,761)          $ 78,815
                                                 =========      =========          ========



See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 (IN THOUSANDS)

--------------------------------------------------------------------------------


OPERATING ACTIVITIES:                                                              1999            1998          1997

  Net income                                                                     $  6,280       $  6,030      $  5,502
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                                          20             55
    Provision for real estate losses                                                  312             15            37
    Deferred tax provision (benefit)                                                 (192)           227            27
    Federal Home Loan Bank stock dividends                                           (220)          (222)         (202)
    Gain on disposition of fixed assets                                                (6)
    Gain on sale of investment securities - available for sale                                                    (394)
    (Gain) loss on sale of repossessed assets, net                                     (6)            47          (158)
    Originations of loans held for sale                                           (14,931)       (21,178)       (2,393)
    Proceeds from sales of loans                                                   15,574         20,709         2,251
    Gain on sale of mortgage loans originated to sell                                (189)          (270)          (30)
    Depreciation                                                                      554            508           465
    Depreciation on real estate owned                                                 129            115             -
    Accretion of deferred loan fees, net                                             (735)          (855)         (621)
    Release of ESOP shares                                                            732            980           830
    Stock compensation expense                                                        754            754         1,193
    Changes in operating assets and liabilities:
      Accrued interest receivable                                                  (1,222)          (621)         (514)
      Prepaid expenses and other assets                                              (299)           116           370
      Other liabilities                                                               305            272           299
                                                                                 --------        -------       -------

            Net cash provided by operating activities                               6,860          6,682         6,662
                                                                                 --------        -------       -------

INVESTING ACTIVITIES:
  Purchases of investment securities - held to maturity                           (86,405)      (111,196)      (51,476)
  Proceeds from sales of investment securities - available
    for sale                                                                                                       406
  Proceeds from maturities of investment securities -
    held to maturity                                                               30,182         79,467        46,550
  Loan originations, net of repayments                                            (17,608)       (10,510)      (36,912)
  Proceeds from sales of repossessed assets                                           235            253           205
  Purchases of office properties and equipment                                     (1,332)        (1,345)       (2,118)
                                                                                 --------       --------       -------


            Net cash used by investing activities                                 (74,928)       (43,331)      (43,345)
                                                                                 --------       --------       -------

FINANCING ACTIVITIES:
  Net increase in deposits                                                         26,782         30,219        28,016
  Advances from Federal Home Loan Bank                                             87,350        118,550        13,900
  Repayment of advances from Federal Home Loan Bank                               (52,363)       (81,562)       (1,903)
  Net increase in advance payments by borrowers for taxes
    and insurance                                                                      83            106            94
  Purchase of treasury stock                                                       (8,604)        (7,977)
  Common stock acquired for employee stock benefit plan                                           (1,817)       (2,539)
  Dividends paid                                                                   (1,360)        (1,334)       (1,077)
                                                                                 --------       --------       -------

            Net cash provided by financing activities                              51,888         56,185        36,491
                                                                                 --------       --------       -------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                                (16,180)        19,536          (192)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                                26,163          6,627         6,819
                                                                                 --------       --------       -------

End of year                                                                      $  9,983       $ 26,163       $ 6,627
                                                                                 ========       ========       =======


                                                                     (Continued)
                                       22

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 (IN THOUSANDS)



                                                                      1999        1998        1997
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
  Cash paid for:
    Interest                                                       $   27,565   $ 25,635   $ 23,656
                                                                   ==========   ========   ========
    Income taxes                                                   $    3,434   $  3,125   $  2,908
                                                                   ==========   ========   ========
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans                      $      649   $  3,888   $    272
                                                                   ==========   ========   ========
  Loans to facilitate sales of real estate owned                   $     325    $   341    $     -
                                                                   ==========   ========   ========
  Investment securities traded, recorded in investments,
    not yet settled in cash                                        $    6,000   $      -   $      -
                                                                   ==========   ========   ========
                                                                                        (Concluded)


See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
-------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION - First Federal Bancshares of Arkansas, Inc. (the "Company") is a unitary holding company which owns all of the stock of First Federal Bank of Arkansas, FA (the "Bank"). The Bank provides a broad line of financial products to individuals and small to medium-sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation ("FHSC"), whose activities are limited to owning an interest in a repossessed commercial property. During the first quarter of 1998, in settlement of a loan, FHSC obtained 75% ownership of a partnership that owned and operated a 202 room hotel in Oklahoma. The financial position and results of operations of this hotel property have been consolidated in the 1999 and 1998 financial statements. The remaining 25% ownership is reflected in the consolidated statements of financial condition at December 31, 1999 and 1998, as minority interest. All material intercompany transactions have been eliminated in consolidation.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be significant. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate.

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

      Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of tax in other comprehensive income. Investment securities in the available for sale portfolio may be used as part of the Company's asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk, or other economic factors.

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

      LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at unpaid principal balances adjusted for any charge-offs, the allowance for loan losses and deferred loan fees or costs and discounts. Deferred loan fees or costs and discounts on first mortgage loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.

      Mortgage loans originated and committed for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 1999 and 1998, the balances of such loans are not material, and are carried at cost due to the short period of time between funding and sale, generally one to two weeks.

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

      ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Bank reviews its non-homogeneous loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year, management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge-offs, net of recoveries.

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

      Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans, construction loans, multi-family, and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan's collateral reduced by any cost of selling and discounted at the loan's effective interest rate if the estimated time to receipt of monies is more than three months or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. After segregating specific, poorly performing loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrower's business or geographic area, loss experience, inherent risks, and other factors usually beyond the control of the Bank. A factor, based on experience, is applied to these loans to estimate the probable loss.

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

      REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS - Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of carrying amount or fair value less estimated disposal costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations or the balance is written off if the carrying value of a property exceeds its estimated fair value. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

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

      STOCK COMPENSATION PLANS - Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No.25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 13.)

      EARNINGS PER COMMON SHARE - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

      RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. SFAS 133 was originally effective for fiscal years beginning after June 15, 1999. However, in June 1999 FASB issued Statement No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 ("SFAS 137"). SFAS 137 deferred the effective date of SFAS 133 for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not yet made a determination as to the effect, if any, the adoption of SFAS 133 will have on the Company's financial position or results of operations.

      RECLASSIFICATIONS - Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 1999.

2.    INVESTMENT SECURITIES

      Investment securities consisted of the following at December 31 (in thousands):

                                                                                              1999
                                                                       ------------------------------------------------------
                                                                                      GROSS         GROSS
                                                                       AMORTIZED     UNREALIZED    UNREALIZED      FAIR
HELD TO MATURITY                                                        COST           GAINS        LOSSES         VALUE
U.S. Government and
  Agency obligations                                                    $  189,263       $   19     $  12,112     $ 177,170
                                                                        ==========       ======     =========     =========

                                                                                              1998
                                                                        -----------------------------------------------------
                                                                                         GROSS           GROSS
                                                                          AMORTIZED     UNREALIZED      UNREALIZED   FAIR
HELD TO MATURITY                                                            COST           GAINS         LOSSES      VALUE
U.S. Government and
  Agency obligations                                                    $  127,175       $  398     $     560     $ 127,013
                                                                        ==========       ======     =========     =========


      The Company has pledged investment securities held to maturity with carrying values of approximately $13 million and $16 million at December 31, 1999 and 1998, respectively, as collateral for certain deposits in excess of $100,000.

      Gross realized gains on sales of available for sale securities were approximately $394,000 in 1997. There were no significant gross losses.

      The scheduled maturities of debt securities at December 31, 1999, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                1999
                                                   -----------------------------
                                                      AMORTIZED         FAIR
                                                         COST          VALUE
Due in one year or less                              $  3,503       $  3,497
Due from one year to five years                         1,501          1,484
Due from five years to ten years                       18,211         17,640
Due after ten years                                   166,048        154,549
                                                     --------       --------
            Total                                    $189,263       $177,170
                                                     ========       ========


      As of December 31, 1999 and December 31, 1998, there were approximately $184 million and $113 million, respectively, of investments with call options held by the issuer, of which approximately $169 million and $97 million, respectively, are callable within one year.

3.    LOANS RECEIVABLE

      Loans receivable consisted of the following at December 31 (in thousands):

                                                                1999             1998
First mortgage loans:
  One- to- four family residences                             $368,589        $370,211
  Other properties                                              28,830          24,736
  Construction                                                  25,797          18,226
  Less:
    Unearned discounts                                            (233)           (287)
    Undisbursed loan funds                                     (10,437)         (6,770)
    Deferred loan fees, net                                     (2,972)         (3,174)
                                                              ---------       ---------
            Total first mortgage loans                         409,574         402,942
                                                              ---------       ---------
Consumer and other loans:
  Commercial loans                                              14,171           8,437
  Automobile                                                    13,205          10,693
  Consumer loans                                                 4,285           3,977
  Home equity and second mortgage                               15,009          13,308
  Savings loans                                                  1,887           1,537
  Other                                                          2,405           2,199
  Deferred loan costs                                              194             164
                                                              ---------       ---------
            Total consumer and other loans                      51,156          40,315
                                                              ---------       ---------
Allowance for loan losses                                         (752)           (771)
                                                              ---------       ---------
            Loans receivable, net                             $459,978        $442,486
                                                              =========       =========



      The Bank originates and maintains loans receivable which are substantially concentrated in its lending territory (primarily Northwest and Northcentral Arkansas). The majority of the Bank's loans are residential mortgage loans and construction loans for residential property. The Bank's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Bank.

      In the normal course of business, the Bank has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests totaled approximately $3.0 million and $2.6 million at December 31, 1999 and 1998, respectively.

      Loans identified by management as impaired at December 31, 1999 and 1998, were not significant. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

4.    LOAN SERVICING

      Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 1999 and 1998, were $653 thousand and $849 thousand, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable consisted of the following at December 31 (in thousands):


                                                      1999         1998

Loans                                               $2,626       $2,482
Investment securities                                3,351        2,273
                                                    ------       ------
     Total                                          $5,977       $4,755
                                                    ======       ======


6.    ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

      A summary of the activity in the allowances for loan and real estate losses is as follows for the years ended December 31 (in thousands):


                                    1999                   1998                1997
                           ----------------------- --------------------- -------------------
                             LOANS   REAL ESTATE    LOANS  REAL ESTATE    LOANS  REAL ESTATE

Balance, beginning of year   $   771    $  --      $ 1,196    $  --      $ 1,251    $--
  Provisions for estimated
    losses                        20      312           55       15                  37
  Recoveries                      28      --             9       --           12     --
  Losses charged off             (67)    (312)        (489)     (15)         (67)   (37)
                             --------   ------     --------   ------     --------   ----
Balance, end of year         $   752    $  --      $   771    $  --      $ 1,196    $--
                             ========   ======     ========   ======     ========   ====


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

8.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment consisted of the following at December 31 (in thousands):


                                                                                    1999            1998

Land                                                                            $  2,397        $  2,226
Buildings and improvements                                                         3,932           3,698
Furniture and equipment                                                            4,379           3,858
Automobiles                                                                          532             443
                                                                                ---------       ---------
            Total                                                                 11,240          10,225
Accumulated depreciation                                                          (4,431)         (4,170)
            Office properties and equipment, net                                $  6,809        $  6,055
                                                                                =========       ==========


9.    DEPOSITS

      Deposits are summarized as follows at December 31 (in thousands):


                                                                                  1999            1998
Demand and NOW accounts, including noninterest-bearing
  deposits of $13,374 and $14,133 in 1999 and 1998, respectively                $ 60,795        $ 60,248
Money market                                                                      15,735          16,164
Regular savings                                                                   26,031          25,916
Certificates of deposit                                                          405,314         378,765
                                                                                ---------       ---------
            Total                                                               $507,875        $481,093
                                                                                =========       =========


        The aggregate amount of time deposits in denominations of $100 thousand or more was approximately $81 million and $74 million at December 31, 1999 and 1998, respectively.

        At December 31, 1999, scheduled maturities of certificates of deposit are as follows (in thousands):


Years ending December 31:
    2000                                                                        $224,979
    2001                                                                         116,000
    2002                                                                          23,158
    2003                                                                          21,844
    2004 and thereafter                                                           19,333
                                                                                --------
              Total                                                             $405,314
                                                                                ========


        Interest expense on deposits consisted of the following (in thousands):


                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                                   --------------------------------------------
                                                                        1999          1998           1997

  NOW and money market                                                    $ 1,488       $ 1,358        $ 1,299
  Regular savings and certificate accounts                                 23,182        22,745         22,145
  Early withdrawal penalties                                                 (104)          (99)          (113)
                                                                          --------      --------       --------
              Total                                                       $24,566       $24,004        $23,331
                                                                          ========      ========       ========


      Eligible deposits of the Bank are insured up to $100 thousand by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

      Legislation, passed by the U.S. House of Representatives and the Senate, was signed into law by the President on September 30, 1996, to recapitalize the SAIF. The legislation also mandated that the deposit insurance premiums charged to SAIF-insured institutions (such as the Bank) decline to approximately 6.50 basis points effective January 1, 1997. Effective July 1, 1998, the deposit insurance premium declined to 6.10 basis points, and, effective July 1, 1999, the deposit insurance premium declined to 5.80 basis points.

10.   FEDERAL HOME LOAN BANK ADVANCES

      The Bank pledges as collateral for FHLB advances their FHLB stock and has entered into blanket collateral agreements with the FHLB whereby the Bank agrees to maintain, free of other encumbrances, qualifying single family first mortgage loans with unpaid principal balances, when discounted at 75% of such balances, of at least 100% of total outstanding advances. Advances at December 31, 1999 and 1998, consisted of the following:


                                                       1999                            1998
                                                  -----------------------------   -----------------------------
                                                     WEIGHTED                        WEIGHTED
                                                     AVERAGE                         AVERAGE
                                                       RATE         AMOUNT             RATE         AMOUNT
Amounts maturing in years ending December 31:
  1999                                                -                  $ -            5.71 %       $19,000
  2000                                                  5.79 %        68,000            5.31 %        14,000
  2001                                                  4.85 %         7,000            4.85 %         7,000
  2002                                                  6.60 %         3,972            6.60 %         3,985
  2003                                                  5.56 %         1,000            5.56 %         1,000
  2004                                                  6.07 %         1,000            6.07 %         1,000
  Thereafter                                            5.99 %         3,000            5.99 %         3,000
                                                                     -------                         -------
            Total                                       5.76 %       $83,972            5.57 %       $48,985
                                                                     =======                         =======


11.   INCOME TAXES

      The provisions (benefits) for income taxes are summarized as follows (in thousands):


                                                                                     YEARS ENDED
                                                                                    DECEMBER 31,
                                                                       ----------------------------------------
                                                                           1999         1998          1997
Income tax provision (benefit):
  Current                                                                 $3,341        $3,082       $3,072
  Deferred                                                                  (192)          227           27
                                                                          -------       ------       ------
            Total                                                         $3,149        $3,309       $3,099
                                                                          =======       ======       ======


      The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows (in thousands):


                                                                     YEARS ENDED
                                                                    DECEMBER 31,
                                       ------------------------------------------------------------------------
                                              1999                     1998                    1997
Taxes at statutory rate                $3,206      34.0 %       $3,175    34.0 %        $2,924     34.0 %
Increase (decrease)
  resulting from:
    State income tax, net                                           48     0.5 %           119     1.4 %
    Other, net                            (57)     (0.6)%           86     0.9 %            56     0.6 %
                                       -------     ------       ------    ------        ------    ------
              Total                    $3,149      33.4 %       $3,309    35.4 %        $3,099    36.0 %
                                       =======     ======       ======    ======        ======    ======


      The Company's net deferred tax liability account was comprised of the following at December 31 (in thousands):


                                                                                        1999          1998
Deferred tax assets:
  ESOP                                                                               $  150
  Real estate owned                                                                     219
  Loan fees deferred                                                                                  $  79
  Stock based compensation                                                              178             168
  Loan loss reserves                                                                                      4
  Other                                                                                   2
                                                                                     -------         -------
            Total deferred tax assets                                                   549             251
                                                                                     -------         -------
Deferred tax liabilities:
  Office properties                                                                    (205)           (159)
  Federal Home Loan Bank stock                                                         (754)           (629)
  Other                                                                                                 (65)
                                                                                     -------         -------
            Total deferred tax liabilities                                             (959)           (853)
                                                                                     -------         -------
            Net deferred tax liability                                               $ (410)         $ (602)
                                                                                     =======         =======


      Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 1999 and 1998. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

12.   OTHER COMPREHENSIVE INCOME

      The amount of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, are shown below. There were no other comprehensive income components for the years ended December 31, 1999 and 1998.


                                                                            YEAR ENDED DECEMBER 31, 1997
                                                                      ---------------------------------------
                                                                                       (IN THOUSANDS)
                                                                                        TAX
                                                                      BEFORE-TAX      (EXPENSE)    NET-OF-TAX
                                                                        AMOUNT       OF BENEFIT      AMOUNT
Unrealized gains on securities:
  Unrealized holding gains arising during period                          $  66          $ (8)         $  58
  Less:  reclassification of adjustment for gains
    realized in net income                                                 (394)          134           (260)
                                                                          ------         -----         ------
            Other comprehensive income                                    $(328)         $126          $(202)
                                                                          ======         =====         ======


13.   BENEFIT PLANS

      STOCK OPTION PLAN - The Stock Option Plan ("SOP") provides for a committee of the Company's Board of Directors to award incentive stock options, non-qualified or compensatory stock options and stock appreciation rights representing up to 515,375 shares of Company stock. One-fifth of the options granted vested immediately upon grant, with the balance vesting in equal amounts on the four subsequent anniversary dates of the grant. Three-fifths of the options granted during 1997 have vested as of December 31, 1999. Options granted vest immediately in the event of retirement, disability, or death. Stock options granted expire in ten years.

      Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. Options granted in 1997 have exercise prices ranging from $19.25 to $20.38, and a weighted average remaining contract life of 7.4 years at December 31, 1999. Options granted in 1998 have exercise prices ranging from $23.25 to $24.00 and a weighted average remaining contract life of
      8.1 years at December 31, 1999. Options granted in 1999 have exercise prices ranging from $17.06 to $18.63 and a weighted average remaining contract life of 9.3 years at December 31, 1999.

      A summary of the status of the Company's SOP as of December 31, 1999, 1998, and 1997, and changes during the years ending on those dates are presented below:


                                                                                                      WEIGHTED
                                                                                                      AVERAGE
                                                                                                      EXERCISE

                                                                                         SHARES        PRICE
Outstanding at January 1, 1997
Granted                                                                                  496,073       $ 19.27
Forfeited                                                                                 (1,600)        19.25
                                                                                         --------      -------
Outstanding at December 31, 1997                                                         494,473         19.27
Granted                                                                                   13,000         23.31
Forfeited                                                                                 (3,600)        20.00
                                                                                         --------      -------
Outstanding at December 31, 1998                                                         503,873         19.37
Granted                                                                                    5,000         18.23
Forfeited                                                                                (11,508)        19.67
                                                                                         --------      -------
Outstanding at December 31, 1999                                                         497,365         19.35
                                                                                         --------      -------
Options exercisable at December 31, 1999                                                 301,843       $ 19.34
                                                                                         ========      =======


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


                                   1999                         1998                         1997
                          ---------------------------  ---------------------------  --------------------------
                           AS REPORTED   PRO FORMA     AS REPORTED    PRO FORMA     AS REPORTED   PRO FORMA
Net income (in
  thousands)                     $6,280       $5,763         $6,030        $5,505         $5,502       $4,987
Earnings per share:
  Basic                          $ 1.57       $ 1.44         $ 1.35        $ 1.23         $ 1.22       $ 1.10
  Diluted                        $ 1.57       $ 1.44         $ 1.33        $ 1.21         $ 1.21       $ 1.10


      In determining the above pro forma disclosure, the fair value of options granted during 1997 was estimated on the date of grant using the Binomial option-pricing model with the following weighted average assumptions: expected volatility - 22%, expected life of options - 6.5 years, risk-free interest rate - 5.7%, and expected dividend rate - 1.05%. The weighted average fair value of options granted during the fiscal year ended December 31, 1997, was $7.85 per share.

      The fair value of options granted during 1998 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions: expected volatility - 20.28% to 21.09%, expected life of options - 7.0 years, risk-free interest rate - 5.59% and expected dividend rate - 1.04% to 1.17%. The weighted average fair value of options granted during the fiscal year ended December 31, 1998, was $9.02 per share.

      The fair value of options granted during 1999 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions: expected volatility - 27% to 29%, expected life of options -
      7.0 years, risk-free interest rate - 4.81% to 6.54% and expected dividend rate - 1.70% to 1.88%. The weighted average fair value of options granted during the fiscal year ended December 31, 1999, was $7.27 per share.

      MANAGEMENT RECOGNITION AND RETENTION PLAN - The Management Recognition and Retention Plan ("MRR Plan") provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares have been granted through December 31, 1999. Compensation expense will be recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period which ends in May 2001. Shares granted will be deemed vested in the event of disability or death. All shares granted under the plan have been purchased in the open market at a total cost of $4.4 million. Approximately $754,000, $754,000, and $1.2 million in compensation expense was recognized during the years ended December 31, 1999, 1998, and 1997, respectively.

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

      Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions. During each of the years ended December 31, 1999, 1998, and 1997, 41,604 shares were released by the ESOP to participant accounts. At December 31, 1999, there were 147,375 shares allocated to participant accounts and 260,023 unallocated shares. The fair value of the unallocated shares amounted to approximately $4.1 million at December 31, 1999.

      During the years ended December 31, 1999, 1998, and 1997, ESOP expense was approximately $636,000, $884,000, and $745,000, respectively.

      OTHER POSTRETIREMENT BENEFITS - The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. For the year ended December 31, 1997, there was a net pension cost of approximately $56,000. There was no net pension cost for the years ended December 31, 1999 and 1998.

14.   EARNINGS PER SHARE


                                                                        YEAR ENDED DECEMBER 31, 1999
                                                               ------------------------------------------------
                                                                    INCOME            SHARES       PER SHARE
                                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
Basic EPS -
  Income available to common stockholders                             $6,279,557       4,003,229     $ 1.57
Effect of dilutive securities -
  Stock options
                                                                      ----------       ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                           $6,279,557       4,003,229     $ 1.57
                                                                      ==========       =========



                                                                        YEAR ENDED DECEMBER 31, 1998
                                                               ------------------------------------------------
                                                                    INCOME            SHARES       PER SHARE
                                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
Basic EPS -
  Income available to common stockholders                             $6,029,505       4,459,685     $ 1.35
Effect of dilutive securities -
  Stock options                                                                           89,506
                                                                      ----------       ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                           $6,029,505       4,549,191     $ 1.33
                                                                      ==========       =========



                                                                        YEAR ENDED DECEMBER 31, 1997
                                                               ------------------------------------------------
                                                                    INCOME            SHARES       PER SHARE
                                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
Basic EPS -
  Income available to common stockholders                             $5,501,617      4,527,043         $ 1.22
Effect of dilutive securities -
  Stock options                                                                          22,365
                                                                      ----------      ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                           $5,501,617      4,549,408         $ 1.21
                                                                      ==========      =========


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

      The Bank had the following outstanding commitments at December 31, 1999 (in thousands):


Undisbursed construction loans                                           $10,437
Commitments to originate mortgage loans                                    2,324
Letters of credit                                                            337
Unused lines of credit                                                     6,675
                                                                         -------
            Total                                                        $19,773
                                                                         =======


      The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 1999, interest rates on commitments ranged from 6.25% to 9.50%.

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


                                                             DECEMBER 31, 1999           DECEMBER 31, 1998
                                                        --------------------------------------------------------
                                                                       ESTIMATED                    ESTIMATED
                                                          CARRYING        FAIR         CARRYING       FAIR
                                                            VALUE        VALUE          VALUE         VALUE

ASSETS:
  Cash and cash equivalents                                  $  9,983     $  9,983       $ 26,163      $ 26,163
  Investment securities -
    Held to maturity                                          189,263      177,170        127,175       127,013
  Federal Home Loan Bank stock                                  4,258        4,258          3,912         3,912
  Loans receivable, net                                       459,978      459,355        442,486       448,755
  Accrued interest receivable                                   5,977        5,977          4,755         4,755
LIABILITIES:
  Deposits:
    Demand, NOW, money
      market and regular savings                              102,561      102,561        102,328       102,328
    Certificates of deposit                                   405,314      408,888        378,765       385,084
  Federal Home Loan Bank advances                              83,972       83,562         48,985        49,872
  Accrued interest payable                                        898          898            665           665
  Advance payments by borrowers
    for taxes and insurance                                     1,089        1,089          1,006         1,006
  Commitments                                                 -            -              -             -


      For cash and cash equivalents, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments or, as to Federal Home Loan Bank stock, the ability to sell the stock back to the Federal Home Loan Bank at cost. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of variable rate loans are based on repricing dates. Fixed rate loans were valued using discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

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

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted tangible assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

      At December 31, 1999 and 1998, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:


                                                                                            To be Categorized
                                                                                                 as Well
                                                                                            Capitalized Under
                                                                          For Capital       Prompt Corrective
                                                       Actual          Adequacy Purposes    Action Provisions
                                                ------------------------------------------ ---------------------
                                                  Amount      Ratio      Amount     Ratio     Amount      Ratio
As of December 31, 1999:
  Tangible Capital to Tangible Assets             $  75,406   11.09 %  $ 10,197    1.50 %      N/A         N/A
  Core Capital to Adjusted Tangible Assets           75,406   11.09 %    20,395    3.00 %   $ 33,991      5.00 %
  Total Capital to Risk-Weighted Assets              76,017   21.52 %    28,263    8.00 %     35,329     10.00 %
  Tier I Capital to Risk-Weighted Assets             75,406   21.34 %     N/A     N/A         21,198      6.00 %
As of December 31, 1998:
  Tangible Capital to Tangible Assets             $  71,654   11.67 %  $  9,211    1.50 %      N/A         N/A
  Core Capital to Adjusted Tangible Assets           71,654   11.67 %    18,423    3.00 %   $ 30,705      5.00 %
  Total Capital to Risk-Weighted Assets              72,334   22.44 %    25,786    8.00 %     32,233     10.00 %
  Tier I Capital to Risk-Weighted Assets             71,654   22.23 %     N/A     N/A         19,340      6.00 %


20.   PARENT COMPANY ONLY FINANCIAL INFORMATION

      The following condensed statements of financial condition, as of December 31, 1999 and 1998, and condensed statements of income and of cash flows for the years ended December 31, 1999 and 1998, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)


CONDENSED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS)
DECEMBER 31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

ASSETS                                                                                   1999                 1998
Cash and cash equivalents (deposits in Bank)                                         $    118              $     85
Loan to Bank subsidiary                                                                 2,604                 8,573
Accrued interest receivable                                                                 4                    35
Investment in Bank                                                                     75,406                71,654
Other assets                                                                              888                   893
                                                                                     --------              --------
TOTAL ASSETS                                                                         $ 79,020              $ 81,240
                                                                                     ========              ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities                                               $    205              $    217
Stockholders' equity                                                                   78,815                81,023
                                                                                     --------              --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 79,020              $ 81,240
                                                                                     ========              ========



CONDENSED STATEMENTS OF INCOME (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1999 AND 1998
---------------------------------------------------------------------------------------------------------------

                                                                                      1999           1998
INCOME -
  Interest income - loan to Bank                                                     $ 213           $ 771
                                                                                   -------         -------
            Total income                                                               213             771
EXPENSES:
  Management fees                                                                       66              66
  Other operating expenses                                                             117             143
                                                                                   -------         -------
            Total expenses                                                             183             209
                                                                                   -------         -------
INCOME BEFORE INCOME TAX PROVISION AND EQUITY
  IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY                                          30             562
INCOME TAX PROVISION                                                                    12             215
                                                                                   -------         -------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
  EARNINGS OF BANK SUBSIDARY                                                            18             347
EQUITY OF UNDISTRIBUTED EARNINGS OF
  BANK SUBSIDIARY                                                                    6,262           5,683
                                                                                   -------         -------
NET INCOME                                                                         $ 6,280         $ 6,030
                                                                                   =======         =======


FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)


CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 1999 AND 1998
---------------------------------------------------------------------------------------------------------------

                                                                                       1999          1998
OPERATING ACTIVITIES:
  Net income                                                                        $ 6,280       $ 6,030
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Equity in undistributed net income of Bank                                       (6,262)       (5,683)
    Dividend from subsidiary                                                          2,500          -
    Release of ESOP shares                                                              732           980
    Stock compensation expense                                                          754           754
    Changes in operating assets and liabilities:
      Accrued interest receivable                                                       31            47
      Other assets                                                                       5           (26)
      Accrued expenses and other liabilities                                           (12)         (181)
                                                                                    -------      --------
            Net cash provided by operating activities                                4,028         1,921
                                                                                    -------      --------
INVESTING ACTIVITIES -
  Loan to Bank, net of repayments                                                    5,969         9,220
                                                                                    -------      --------
            Net cash provided by investing activities                                5,969         9,220
                                                                                    -------      --------
FINANCING ACTIVITIES:
  Purchase of treasury stock                                                        (8,604)       (7,977)
  Common stock acquired for employee stock benefit plan                                           (1,817)
  Dividends paid                                                                    (1,360)       (1,334)
                                                                                    -------      --------
            Net cash used in financing activities                                   (9,964)      (11,128)
                                                                                    -------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               33            13

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                                   85            72
                                                                                    -------      --------
  End of period                                                                     $  118         $  85
                                                                                    =======      ========


                                     ******

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
FIRST FEDERAL BANK OF ARKANSAS, FA
-------------------------------------------------------------------------------

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

President and Chief Operating          President and Chief Operating
Officer                                Officer

JOHN P. HAMMERSCHMIDT                  CAROLYN M. THOMASON
U. S. Congressman, Retired             Executive Vice President and Secretary

JAMES D. HEUER                         TOMMY W. RICHARDSON

Farming and Investments                Senior Vice President and Chief Financial
                                       Officer

KENNETH C. SAVELLS                     SHERRI R. BILLINGS
Registered representative with         Senior Vice President and Treasurer
AXA Advisors, LLC

BANKING LOCATIONS
-------------------------------------------------------------------------------
                                   MAIN OFFICE

                               200 West Stephenson
                            Harrison, Arkansas 72601

                                 BRANCH OFFICES

       128 West Stephenson       Ozark Mall - Highway 62-65 North
    Harrison, Arkansas  72601      Harrison, Arkansas  72601

     Corner Central & Willow      324 Highway 62-65 Bypass
    Harrison, Arkansas  72601     Harrison, Arkansas 72601

         210 South Main               1303 West Hudson
   Berryville, Arkansas  72616     Rogers, Arkansas 72756

       668 Highway 62 East             2030 West Elm
 Mountain Home, Arkansas  72653    Rogers, Arkansas 72756

         1337 Hwy 62 SW             249 West Main Street
  Mountain Home, Arkansas 72653     Farmington, AR 72730

    301 Highway 62 West
 Yellville, Arkansas  72687

    307 North Walton Blvd.
 Bentonville, Arkansas 72712

    3460 North College
Fayetteville, Arkansas  72703

    2025 North Crossover Road
      Fayetteville, AR 72703

    201 East Henri De Tonti Blvd.
     Tontitown, Arkansas 72762

                             STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

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

                            COMMON STOCK INFORMATION

        Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 23, 2000, the Company had 3,905,475 shares of common stock outstanding and had approximately 1,146 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

        The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq for the periods indicated.


             QUARTER                            YEAR ENDED                            YEAR ENDED
              ENDED                          DECEMBER 31, 1999                     DECEMBER 31, 1998
             ----------------------------------------------------------------------------------------------
                                        HIGH        LOW       DIVIDEND       HIGH        LOW       DIVIDEND
                                       --------------------------------------------------------------------
             MARCH 31                  $19.00      $15.75        $0.08      $30.25     $22.75         $0.07

             JUNE 30                   $18.75      $15.75        $0.08       30.13      26.31          0.07

             SEPTEMBER 30              $18.88      $16.13        $0.08       26.31      18.50          0.07

             DECEMBER 31               $17.81      $15.25        $0.08       21.00      16.00          0.07
