Form 10-K405, Exhibit 13
period 2000-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 2001-03-30
CIK 1006424

                                                                      Exhibit 13








                            FIRST FEDERAL BANCSHARES
                                OF ARKANSAS, INC.


--------------------------------------------------------------------------------

                                      2000
--------------------------------------------------------------------------------

                                  ANNUAL REPORT
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                             PAGE
                                                                             ----
President's Letter to Stockholders ........................................    1
Corporate Profile .........................................................    3
Selected Consolidated Financial and Other Data ............................    4
Selected Quarterly Operating Results ......................................    6
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ...............................................    7
Independent Auditors' Report ..............................................   18
Consolidated Financial Statements .........................................   19
Directors and Executive Officers ..........................................   43
Banking Locations .........................................................   43
Stockholder Information ...................................................   44

[LOGO]   FIRST FEDERAL
         -----------------------------------------------------------------------
         BANCSHARES
         -----------------------------------------------------------------------
           OF ARKANSAS, INC.



Dear Stockholder:

Despite the disappointing performance by many NASDAQ stocks during 2000, our stock increased to $19.00 at year end, which represents an appreciation of over 20% for the year. In addition, during 2000 our strong earnings and capital position enabled us to increase our quarterly dividend rate by 25% to 10 cents per share. We believe our dividend policy enhances shareholder value and creates stockholder loyalty. In furtherance of these goals, we are pleased to report that we have recently further increased our dividend rate to 11 cents per share.

During 2000, our stock traded at or below book value. At these levels, we continue to believe that our stock is a good investment for us and we repurchased 485,393 shares of our common stock during the year. We also believe repurchases are a prudent use of our capital and since our initial public offering in 1996, we have repurchased over 32% of our stock. Our repurchase programs have proven to be accretive to earnings and have definitely enhanced shareholder value.

Our earnings continue to be good, amounting to $5.6 million or $1.60 per share. As a result, our book value increased over 10% to $21.56 at December 31, 2000. The increase in our earnings per share and book value per share were enhanced by our repurchases.

During the year, we opened our sixteenth office in Northwest Arkansas in Rogers. Rogers is the largest city in Benton County and we now have 3 offices in Benton County, which is one of the fastest growing counties in Arkansas.

The board, management and all "First Team" members remain committed to our mission of "being the best provider of family banking services in our market areas and maximizing our shareholders' value". Our vision of "being the premier family bank in Arkansas" is only possible through the loyalty and support of our customers and stockholders. We appreciate you and pledge to do our best to continue to merit your confidence in the year 2001 and beyond.

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

                The Bank is a federally chartered stock savings and loan association which was formed in 1934. First Federal conducts business from its main office and thirteen full service branch offices, all of which are located in a six county area in Northcentral and Northwest Arkansas comprised of Benton, Marion, Washington, Carroll, Baxter and Boone counties. First Federal's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to the maximum extent permitted by law. The Bank is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by one- to four-family residential dwellings. To a significantly lesser extent, the Bank's activities have also included origination of multi-family residential loans, commercial real estate loans, construction loans, commercial loans and consumer loans. In addition, the Bank maintains a significant portfolio of investment securities.

                At December 31, 2000, the Company had total assets of $713.9 million, total deposits of $540.3 million and stockholders' equity of $76.6 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(870)741-7641.

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

                                                         At or For the
                                                   Year Ended December 31,
                                         -------------------------------------------------
                                         2000        1999      1998        1997       1996
                                         ----        ----      ----        ----       ----
                                              (In Thousands, Except Per Share Data)

SELECTED FINANCIAL CONDITION DATA:
  Total assets                          $713,902   $680,719   $615,055   $549,607   $505,739
  Cash and cash equivalents               11,564      9,983     26,163      6,627      6,819
  Investment securities                  184,310    189,263    127,175     95,533     91,322
  Loans receivable, net                  498,305    459,978    442,486    433,942    396,508
  Allowance for loan losses                  691        752        771      1,196      1,251
  Deposits                               540,327    507,875    481,093    450,874    422,858
  Federal Home Loan Bank advances         93,359     83,972     48,985     11,997       --
  Stockholders' equity                    76,622     78,815     81,023     82,884     80,758

SELECTED OPERATING DATA:
  Interest income                       $ 51,982   $ 47,066   $ 43,814   $ 40,445   $ 37,192
  Interest expense                        33,243     27,799     25,774     23,748     22,449
                                        --------   --------   --------   --------   --------
  Net interest income                     18,739     19,267     18,040     16,697     14,743
  Provision for loan losses                 --           20         55       --           60
                                        --------   --------   --------   --------   --------
  Net interest income after provision
    for loan losses                       18,739     19,247     17,985     16,697     14,683
  Gain on sale of mortgage-backed
    and investment securities               --         --         --          394       --
  Noninterest income                       1,998      1,776      1,836      1,526      1,222
  Noninterest expense(1)                  12,398     11,594     10,482     10,016     10,749
                                        --------   --------   --------   --------   --------
  Income before income taxes               8,339      9,429      9,339      8,601      5,156
  Provision for income taxes               2,747      3,149      3,309      3,099      1,756
                                        --------   --------   --------   --------   --------
     Net income(1)                      $  5,592   $  6,280   $  6,030   $  5,502   $  3,400
                                        ========   ========   ========   ========   ========

EARNINGS PER SHARE:
   Basic                                $   1.60   $   1.57   $   1.35   $   1.22   $   0.72
   Diluted                                  1.60       1.57       1.33       1.21       0.72

CASH DIVIDENDS DECLARED PER SHARE       $   0.40   $   0.32   $   0.28   $   0.22       --

--------------------

(1) The year ended December 31, 1996 includes a nonrecurring SAIF special assessment of approximately $2.6 million or approximately $1.7 million net of the income tax benefit.

                                                    At or For the Year Ended December 31,
                                                ----------------------------------------------
                                                2000       1999       1998     1997       1996
                                                ----       ----       ----     ----       ----
SELECTED OPERATING RATIOS(1):
Return on average assets(2)                       .80%      .97%     1.04%     1.03%      .69%
Return on average equity(2)                      7.21      7.84      7.22      6.76      5.22
Average equity to average assets                11.07     12.41     14.36     15.26     13.23
Interest rate spread(3)                          2.29      2.59      2.55      2.47      2.48
Net interest margin(3)                           2.77      3.10      3.20      3.22      3.08
Net interest income after provision for
 loan losses to noninterest expense            151.14    166.02    171.58    166.70    136.60
Noninterest expense to average assets            1.77      1.80      1.80      1.88      2.18
Average interest-earning assets to
 average interest-bearing liabilities          109.77    111.21    114.20    116.21    112.96
Operating efficiency(4)                         59.79     55.15     52.74     53.80     67.33

ASSET QUALITY RATIOS(5):
Nonperforming loans to total loans(6)            0.32      0.28      0.32      1.11      0.18
Nonperforming assets to total assets(6) .        0.27      0.78      0.93      0.94      0.17
Allowance for loan losses to non-
 performing loans(6)                            41.96     55.82     52.65     24.12    173.51
Allowance for loan losses to total loans         0.14      0.16      0.17      0.27      0.30

CAPITAL RATIOS(7):
Tangible capital to adjusted total assets       10.37     11.09     11.67     11.98     12.30
Core capital to adjusted total assets           10.37     11.09     11.67     11.98     12.30
Risk-based capital to risk-weighted
 assets                                         19.69     21.52     22.44     22.52     23.24

OTHER DATA:
Dividend payout ratio(8)                        26.39     21.66     22.11     19.58      --
Full service offices at end of period              14        13        12        12        10

--------------------

(1) Ratios for 2000, 1999, 1998 and 1997 are based on average daily balances. Ratios for 1996 are based on average month end balances.

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

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)



YEAR ENDED DECEMBER 31, 2000           FOURTH     THIRD     SECOND      FIRST
                                      QUARTER    QUARTER    QUARTER    QUARTER
                                      -------    -------    -------    -------
Interest income                       $13,322    $13,218    $12,909    $12,533
Interest expense                        8,966      8,626      8,007      7,644
                                      -------    -------    -------    -------
Net interest income                     4,356      4,592      4,902      4,889
Provision for loan losses                --         --         --         --
                                      -------    -------    -------    -------
Net interest income after provision
  for loan losses                       4,356      4,592      4,902      4,889
Noninterest income                        598        564        451        385
Noninterest expense                     3,165      3,092      3,009      3,132
                                      -------    -------    -------    -------
Income before income taxes              1,789      2,064      2,344      2,142
Provision for income taxes                585        678        772        712
                                      -------    -------    -------    -------
Net income and comprehensive income   $ 1,204    $ 1,386    $ 1,572    $ 1,430
                                      =======    =======    =======    =======
Earnings per share(1):
 Basic                                $ 0.361    $ 0.407    $ 0.441    $ 0.386
 Diluted                              $ 0.361    $ 0.407    $ 0.441    $ 0.386

Selected Ratios (Annualized):
Net interest margin                      2.53%      2.67%      2.92%      2.96%
Return on average assets                 0.68       0.78       0.90       0.84
Return on average equity                 6.29       7.22       8.07       7.25


YEAR ENDED DECEMBER 31, 1999          FOURTH      THIRD      SECOND     FIRST
                                      QUARTER    QUARTER     QUARTER   QUARTER
                                      -------    -------     -------   -------
Interest income                       $12,281    $11,934    $11,527    $11,324
Interest expense                        7,400      7,063      6,689      6,647
                                      -------    -------    -------    -------
Net interest income                     4,881      4,871      4,838      4,677
Provision for loan losses                --         --         --           20
                                      -------    -------    -------    -------
Net interest income after provision
  for loan losses                       4,881      4,871      4,838      4,657
Noninterest income                        448        422        513        393
Noninterest expense                     3,017      2,805      3,042      2,730
                                      -------    -------    -------    -------
Income before income taxes              2,312      2,488      2,309      2,320
Provision for income taxes                783        837        727        802
                                      -------    -------    -------    -------
Net income and comprehensive income   $ 1,529    $ 1,651    $ 1,582    $ 1,518
                                      =======    =======    =======    =======
Earnings per share(1):
 Basic                                $ 0.398    $ 0.419    $ 0.387    $ 0.366
 Diluted                              $ 0.398    $ 0.419    $ 0.387    $ 0.366

Selected Ratios (Annualized):
Net interest margin                      3.01%      3.09%      3.17%      3.12%
Return on average assets                 0.91       1.01       1.00       0.98
Return on average equity                 7.71       8.30       7.82       7.53

----------------
(1)  Basic and Diluted Shares Outstanding


YEAR ENDED DECEMBER 31, 2000         FOURTH       THIRD      SECOND       FIRST
                                     QUARTER     QUARTER     QUARTER     QUARTER
                                     -------     -------     -------     -------
Basic weighted - average shares     3,333,317   3,407,258   3,569,403   3,712,414
Effect of dilutive securities             242         125        --          --
                                    ---------   ---------   ---------   ---------
Diluted weighted - average shares   3,333,559   3,407,383   3,569,403   3,712,414
                                    =========   =========   =========   =========


YEAR ENDED DECEMBER 31, 1999
Basic weighted - average shares     3,840,470   3,938,312   4,092,848   4,145,349
Effect of dilutive securities            --          --          --          --
                                    ---------   ---------   ---------   ---------
Diluted weighted - average shares   3,840,470   3,938,312   4,092,848   4,145,349
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

ASSET AND LIABILITY MANAGEMENT

                The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2000, the Bank estimates that the ratio of its one-year gap to total assets was a negative 31.4% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 42.3%.

                The Bank focuses its lending activities on the origination of one-, three-, five- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 2000, $251.1 million or 66.6% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $175.0 million in seven-year ARMs.

                The Company's investment securities portfolio amounted to $184.3 million or 25.8% of the Company's total assets at December 31, 2000. Of such amount, $1.1 million or .6% is contractually due within one year and $1.6 million or .9% is contractually due after one year to five years. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 2000, there was approximately $182.6 million of investment securities at an average interest rate of 6.88% with call options held by the issuer, of which approximately $174.3 million, at an average interest rate of 6.90%, are callable within one year. In the prevailing interest rate environment it is likely that a substantial amount of the higher yielding securities will be called.

                Deposits are the Bank's primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors' rates rather than deposit affordability. At December 31, 2000 the Bank had $433.0 million in certificates of deposit of which $300.6 million mature in one year or less. In 2000, the Bank utilized FHLB of Dallas advances as an additional funding source. At December 31, 2000, the Bank had $93.4 million of FHLB advances of which $47.5 million is due in one year or less.

NET PORTFOLIO VALUE

                The value of the Bank's loan and investment portfolio will change as interest rates change. Rising interest rates will generally decrease the Bank's net portfolio value ("NPV"), while falling interest rates will generally increase the value of that portfolio. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables set forth, quantitatively, as of December 31, 2000 and 1999, the OTS estimate of the projected changes in NPV in the event of a 100, 200 and 300 basis point instantaneous and permanent increase and decrease in market interest rates:


                                                                 2000
              -----------------------------------------------------------------------------------------------------------------
                                                                       Estimated NPV as
                                                                        a Percentage of
               Change in Interest                                        Present Value           Amount            Percent
              Rates (basis points)          Estimated NPV                 of Assets             of Change         of Change
              --------------------          -------------                 ---------             ---------         ---------
                                                                    (Dollars in Thousands)

                        +300                  $ 22,393                      3.43%               $(55,311)             (71)%
                        +200                    40,778                      6.03                 (36,926)             (48)
                        +100                    59,813                      8.56                 (17,891)             (23)
                        --                      77,704                     10.79                    --               --
                        -100                    84,830                     11.59                   7,126                9
                        -200                    87,925                     11.89                  10,221               13
                        -300                    92,686                     12.38                  14,982               19


                                                                 1999
              -----------------------------------------------------------------------------------------------------------------
                                                                       Estimated NPV as
                                                                        a Percentage of
               Change in Interest                                        Present Value           Amount            Percent
              Rates (basis points)          Estimated NPV                 of Assets             of Change         of Change
              --------------------          -------------                 ---------             ---------         ---------
                                                                    (Dollars in Thousands)

                      +300                     $19,113                        3.12%             $(53,007)             (73)%
                      +200                      37,086                        5.85               (35,034)             (49)
                      +100                      55,264                        8.43               (16,856)             (23)
                        --                      72,120                       10.67                    --               --
                      -100                      84,291                       12.18                12,171               17
                      -200                      89,568                       12.76                17,448               24
                      -300                      91,263                       12.89                19,143               27

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

                Management cannot predict future interest rates or their effect on the Bank's NPV. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods due to refinancing activity if market rates decrease. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

CHANGES IN FINANCIAL CONDITION

                GENERAL. At December 31, 2000, the Company's total assets amounted to $713.9 million as compared to $680.7 million at December 31, 1999. The $33.2 million or 4.9% increase was primarily due to an increase of $38.3 million or 8.3% in loans receivable, net. Such increase was partially offset by a decrease of $5.0 million or 2.6% in investment securities held to maturity and a $3.7 million decrease from $3.9 million to $261,000 in real estate acquired in settlement of loans, net.

                During 2000, investment securities totaling $4.5 million were purchased and $9.5 million matured or were called resulting in a net decrease of $5.0 million or 2.6% in investment securities at December 31, 2000 compared to December 31, 1999. The loans receivable increase resulted from the continued origination of loans during the year ended December 31, 2000. Originations for the year ended December 31, 2000 consisted of $79.3 million in one- to four-family residential loans, $1.0 in multi-family residential, $29.5 million in commercial loans, $30.5 million in construction loans and $40.3 million in consumer installment loans, of which $13.6 million consisted of automobile loans and $15.5 million consisted of home equity loans. At December 31, 2000, the Bank had outstanding loan commitments of $2.3 million, unused lines of credit of $7.6 million, and the undisbursed portion of construction loans of $9.1 million. Liabilities increased $36.2 million or 6.0% to $637.3 million at December 31, 2000 compared to $601.1 million at December 31, 1999. The increase in liabilities was primarily due to an increase of $32.4 million or 6.4% in deposits, and a $9.4 million or 11.2% increase in advances from the FHLB of Dallas. The increases in deposits and advances from the FHLB of Dallas were used primarily to fund the net loan increase. Stockholders' equity amounted to $76.6 million or 10.73% of total assets at December 31, 2000 compared to $78.8 million or 11.58% of total assets at December 31, 1999.

                Nonperforming assets, consisting of nonperforming loans and repossessed assets, amounted to $1.9 million or .27% of total assets at December 31, 2000, compared to $5.3 million, or .78% of total assets at December 31, 1999. Included in non-performing assets at December 31, 1999 is a commercial real estate property that had a carrying value at such time of $3.5 million. The Bank sold such property in the second quarter of 2000.

                LOANS RECEIVABLE. Net loans receivable increased by $38.3 million, or 8.3%, to $498.3 million at December 31, 2000 from $460.0 million at December 31, 1999. Loan originations for 2000 totaled $180.7 million. The net loans receivable increase was composed of increases in single-family residential loans of $8.8 million or 2.4%, commercial loans of $18.1 million or 45.1%, multi-family residential loans of $854,000 or 30.4%, consumer loans of $9.8 million or 26.5%, and construction loans, net of undisbursed funds, of $451,000 or 2.9%.

                Unearned loan fee income at December 31, 2000 amounted to $2.7 million, down from $3.0 million at December 31, 1999. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 2000 were $9.1 million, compared to $10.4 million at December 31, 1999.

                ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was $691,000 at December 31, 2000, compared to $752,000 at December 31, 1999. The composition of the allowance remained relatively unchanged. There were no changes in concentrations, terms, methods or assumptions that occurred or significantly affected the allowance during the year ended December 31, 2000. Management compared the loan portfolio's loss experience ratios from year to year and adjusted the ratios to reflect current loss experience. Management also considered whether there were any other matters that might affect the adequacy of the allowance and identified no such matters.

                INVESTMENT SECURITIES. Investment securities, all of which were classified as held to maturity, amounted to $184.3 million as of December 31, 2000 compared to $189.3 million as of December 31, 1999. In 2000, approximately $4.2 million of government agency obligations and $355,000 of municipal bonds were purchased. Securities which matured or were called during 2000 amounted to $9.5 million, which resulted in a decrease of $5.0 million or 2.6% in investment securities at December 31, 2000 compared to December 31, 1999.

                DEPOSITS. Deposits at December 31, 2000 amounted to $540.3 million, an increase of $32.4 million or 6.4% from the December 31, 1999 balance of $507.9 million. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. In 1997, the Bank began offering special promotion certificate of deposits which continued throughout 2000.

                BORROWED FUNDS. Borrowed funds, which consist entirely of FHLB of Dallas advances, increased by $9.4 million or 11.2% to $93.4 million at December 31, 2000 from $84.0 million at December 31, 1999. These borrowings were used to fund loan growth.

                STOCKHOLDERS' EQUITY. Stockholders' equity decreased $2.2 million to $76.6 million at December 31, 2000 from $78.8 million at December 31, 1999. The decrease in stockholders' equity was primarily due to the purchase of treasury stock totaling $7.7 million. In addition, during the twelve months ended December 31, 2000 cash dividends aggregating $1.5 million were paid. Such decreases in stockholders' equity were partially offset by net income in the amount of $5.6 million for the year ended December 31, 2000.

AVERAGE BALANCE SHEETS

                The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 2000. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 2000. Average balances are based on daily balances during the period.



                                                                                 Year Ended December 31,
                                         December 31,  --------------------------------------------------------------------------
                                           2000                    2000                                     1999
                                        ------------   ----------------------------------      ----------------------------------
                                                                                  Average                                 Average
                                          Yield/       Average                     Yield/      Average                    Yield/
                                           Cost        Balance         Interest     Cost       Balance       Interest      Cost
                                           ----        -------         --------     ----       -------       --------      ----
                                                                      (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                      8.08%       $481,112        $38,403      7.98%      $447,631       $35,537      7.94%
  Investment securities(2)                 6.88         194,454         13,479      6.93        164,790        11,052      6.71
  Other interest-earning assets            6.40           1,641            100      6.07         10,089           477      4.72
                                                       --------       --------                 --------      --------
     Total interest-earning assets         7.75         677,207         51,982      7.68        622,510        47,066      7.56

Noninterest-earning assets                               23,175                                  23,099
                                                       --------                                --------
     Total assets                                      $700,382                                $645,609
                                                        =======                                 =======
Interest-bearing liabilities:
  Deposits                                 5.52        $528,921         27,659      5.23       $501,820        24,566      4.90
  Other borrowings                         6.60          87,999          5,584      6.35         57,949         3,233      5.58
                                                        -------         ------                  -------       -------
    Total interest-bearing liabilities     5.68         616,920         33,243      5.39        559,769        27,799      4.97
Noninterest-bearing liabilities                           5,923                                   5,740
                                                       --------                                --------
     Total liabilities                                  622,843                                 565,509
Stockholders' equity                                     77,539                                  80,100
                                                       --------                                --------
     Total liabilities and
      stockholders' equity                             $700,382                                $645,609
                                                        =======                                 =======
                                                                       -------                                -------
Net interest income                                                   $ 18,739                               $ 19,267
                                                                       =======                                =======
Net earning assets                                    $  60,287                               $  62,741
                                                       ========                                ========
Interest rate spread                       2.07%                                    2.29%                                  2.59%
                                           ====                                     ====                                   ====
Net interest margin                                                                 2.77%                                  3.10%
                                                                                    ====                                   ====
Ratio of interest-earning assets to
 interest-bearing liabilities                                                     109.77%                                111.21%
                                                                                  ======                                 ======



                                                                Year Ended December 31,
                                                      ---------------------------------------
                                                                       1998
                                                      ---------------------------------------
                                                                                      Average
                                                      Average                          Yield/
                                                      Balance         Interest          Cost
                                                      -------         --------          ----
                                                                (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                                 $441,702          $35,762          8.10%
  Investment securities(2)                             116,590            7,808          6.70
  Other interest-earning assets                          4,777              244          5.09
                                                     ---------         --------
     Total interest-earning assets                     563,069           43,814          7.78
                                                                        -------
Noninterest-earning assets                              18,502
                                                     ---------
     Total assets                                     $581,571
                                                       =======
Interest-bearing liabilities:
  Deposits                                            $462,596           24,004          5.19
  Other borrowings                                      30,452            1,770          5.81
                                                      --------         --------
    Total interest-bearing liabilities                 493,048           25,774          5.23
Noninterest-bearing liabilities                          5,019
                                                      --------
     Total liabilities                                 498,067
Stockholders' equity                                    83,504
                                                      --------
     Total liabilities and
      stockholders' equity                            $581,571
                                                       =======
                                                                         ------
Net interest income                                                    $ 18,040
                                                                         ======
Net earning assets                                    $ 70,021
                                                       =======
Interest rate spread                                                                    2.55%
                                                                                        =====
Net interest margin                                                                     3.20%
                                                                                        =====
Ratio of interest-earning assets to
 interest-bearing liabilities                                                         114.20%
                                                                                      =======

--------------------
(1) Includes non-accrual loans.
(2) Includes FHLB of Dallas stock.

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


                                                                            Year Ended December 31,
                                     -----------------------------------------------------------------------------------------------

                                                   2000 vs. 1999                                            1999 vs. 1998
                                     -------------------------------------------------   -------------------------------------------
                                          Increase (Decrease)                                Increase (Decrease)
                                                Due to                                             Due to
                                     ---------------------------------                   ----------------------------
                                                                             Total                                        Total
                                                               Rate/        Increase                            Rate/    Increase
                                      Volume       Rate        Volume      (Decrease)    Volume       Rate     Volume    (Decrease)
                                      ------       ----        ------      ----------    ------       ----     ------    ----------
                                                                            (In Thousands)
Interest income:
  Loans receivable                   $ 2,658     $   194      $    14      $ 2,866      $   480     $  (696)  $    (9)   $  (225)
  Investment securities                1,989         371           67        2,427        3,228          12         4      3,244
  Other interest-earning assets         (399)        135         (113)        (377)         271         (18)      (20)       233
                                     -------     -------      -------      -------      -------     -------   -------    -------
      Total interest-earning
        assets                         4,248         700          (32)       4,916        3,979        (702)      (25)     3,252
                                     -------     -------      -------      -------      -------     -------   -------    -------

Interest expense:
  Deposits                             1,327       1,676           90        3,093        2,035      (1,358)     (115)       562
  Other borrowings                     1,676         444          231        2,351        1,598         (71)      (64)     1,463
                                     -------     -------      -------      -------      -------     -------   -------    -------
      Total interest-bearing
        liabilities                    3,003       2,120          321        5,444        3,633      (1,429)     (179)     2,025
                                     -------     -------      -------      -------      -------     -------   -------    -------
Net change in net interest income    $ 1,245     $(1,420)     $  (353)     $  (528)     $   346     $   727   $   154    $ 1,227
                                     =======     =======      =======      =======      =======     =======   =======    =======



COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999.

                GENERAL. The Company reported net income of $5.6 million for the year ended December 31, 2000 compared to $6.3 million for the same period in 1999. The decrease of $688,000 or 11.0% in net income in 2000 compared to 1999 was due to an decrease in net interest income and an increase in noninterest expenses which were partially offset by an decrease in income taxes and an increase in noninterest income.

                NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $18.7 million in 2000, a decrease of $528,000 or 2.7% compared to $19.3 million for 1999. The Company's interest rate spread declined to 2.29% for 2000 from 2.59% for 1999. The Company's net interest margin declined to 2.77% for 2000 compared to 3.10% for 1999.

                INTEREST INCOME. Interest income amounted to $52.0 million for the year ended December 31, 2000 compared to $47.1 million for the same period in 1999. The increase of $4.9 million or 10.4% was primarily due to an increase in the average balance of loans receivable and investment securities. The average balance of loans receivable increased as a result of continued loan demand and portfolio growth. Such increase in interest income was partially offset by a decline in the average balance of other interest-earning assets, primarily overnight interest bearing cash accounts.

                INTEREST EXPENSE. Interest expense increased $5.4 million or 19.6% to $33.2 million for the year ended December 31, 2000 compared to $27.8 million for the same period in 1999. Such increase was primarily due to an increase in the average balance of deposits, an increase in the average balance of FHLB of Dallas advances, as well as increases in the average yield paid on both deposit accounts and FHLB of Dallas advances.

                PROVISION FOR LOAN LOSSES. No provisions for loan losses were made in 2000. Provisions for loan losses amounted to $20,000 for 1999. Provisions for loan losses include charges to reduce the recorded balance of loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

                NONINTEREST INCOME. Noninterest income amounted to $2.0 million for the year ended December 31, 2000 compared to $1.8 million for the same period in 1999. The increase of $222,000 or 12.5% was due primarily to an increase of $149,000 from $48,000 to $197,000 in gross revenue from full service brokerage operations, an increase of $116,000 or 11.9% from $971,000 to $1.1 million in deposit fee income, and an increase of $52,000 or 25.5% from $204,000 to $256,000 in electronic banking transaction fees. Such increases were partially offset by a $100,000 decline in gain on the sale of mortgage loans in the secondary mortgage market from $189,000 to $89,000 for the years ended December 31, 1999 and 2000, respectively.

                NONINTEREST EXPENSE. Noninterest expenses increased $804,000 or 6.9% to $12.4 million compared to $11.6 million for the year ended December 31, 2000 and December 31, 1999, respectively. Such increase in noninterest expenses during 2000 compared to 1999 was primarily due to increases in salaries and employee benefits, net occupancy expense, and advertising expense. Salaries and employee benefits amounted to $7.9 million compared to $7.1 million resulting in an increase of $815,000 or 11.5% for the years ended December 31, 2000 and 1999, respectively. Such increase in salaries and employee benefits was primarily due to an increase in personnel as well as normal salary and merit increases. Net occupancy expense for the year ended December 31, 2000 was $1.1 million compared to $933,000 for the same period in 1999. Such increase in net occupancy expense was due to increased costs related to branch expansions. Advertising expense increased $56,000 or 22.0% from $255,000 to $311,000 between 1999 and 2000, respectively. The increase in advertising expense was primarily due to growth and increased advertising rates. The increase in noninterest expense for the comparable periods was partially offset by a decrease in provision for real estate losses and a decline in FDIC insurance premiums. Provision for loss on real estate owned amounted to $14,000 compared to $312,000 for the twelve month periods ended December 31, 2000 and 1999, respectively. The provision in 1999 was due to a write-down of a commercial real estate property. Such property was disposed of in June 2000. FDIC insurance premiums decreased by $179,000 from $285,000 to $106,000 as a result of a decline in the deposit assessment rate.

                INCOME TAXES. Income taxes amounted to $2.7 million and $3.1 million for the years ended December 31, 2000 and December 31, 1999, respectively, resulting in effective tax rates of 32.9% and 33.4%, respectively.


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

                NET INTEREST INCOME. The Company's net interest income amounted to $19.3 million in 1999, an increase of $1.2 million or 6.8% compared to $18.0 million for 1998. The Company's interest rate spread increased to 2.59% for 1999 from 2.55% for 1998. The Company's net interest margin declined to 3.10% for 1999 compared to 3.20% for 1998.

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

                INCOME TAXES. Income taxes amounted to $3.1 million and $3.3 million for the years ended December 31, 1999 and December 31, 1998, respectively, resulting in effective tax rates of 33.4% and 35.4%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

                The Bank's liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, collections on outstanding loans, maturities and calls of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank has borrowed from the FHLB of Dallas. At December 31, 2000, the Bank had outstanding advances from the FHLB of Dallas of $93.4 million. Such advances were used in the Bank's normal operating and investing activities.

                All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. At December 31, 2000, the Bank's liquidity ratio was 30.7%.

                Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to repay maturing FHLB of Dallas advances, and to fund loan commitments. At December 31, 2000, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $2.3 million. At the same date, the undisbursed portion of construction loans approximated $9.1 million. The Bank's unused lines of credit at December 31, 2000 were approximately $7.6 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2000 totaled $300.6 million. Management believes that a significant portion of maturing deposits will remain with the Bank. FHLB of Dallas advances scheduled to mature within one year at December 31, 2000 totaled $47.5 million. Investment securities scheduled to mature in one year or less at December 31, 2000 totaled $1.1 million. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 2000, there was approximately $174.0 million of investment securities with call options held by the issuer exercisable within one year.

                As of December 31, 2000, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 2000, the Bank's tangible, core and risk-based capital ratios amounted to 10.37%, 10.37% and 19.69%, respectively, compared to regulatory requirements of 1.50%, 4.0% and 8.0%, respectively.

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

FORWARD-LOOKING STATEMENTS

                The Company's Annual Report to Stockholders contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. In addition, in this document, the words "anticipate", "believe," "estimate," "expect," "intend," "should" and similar expressions, or the negative thereof, as they relate to the Company or the

Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future looking events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements.

                      This page left blank intentionally.

INDEPENDENT AUDITORS' REPORT


The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
February 16, 2001

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND 1999 (IN THOUSANDS, EXCEPT SHARE DATA)
-----------------------------------------------------------------------------------------------------------------
                                                                                        2000           1999
ASSETS

Cash and cash equivalents:
  Cash and collection items                                                          $  11,445      $   8,953
  Interest-bearing deposits with banks                                                     119          1,030
                                                                                     ---------      ---------
            Total cash and cash equivalents                                             11,564          9,983

Investment securities -
  Held to maturity, at amortized cost (fair value at December 31, 2000
    and 1999, of $180,103 and $177,170, respectively)                                  184,310        189,263
Federal Home Loan Bank stock, at cost                                                    5,098          4,258
Loans receivable, net of allowance at December 31, 2000 and 1999,
  of $691 and $752, respectively                                                       498,305        459,978
Accrued interest receivable                                                              6,910          5,977
Real estate acquired in settlement of loans, net                                           261          3,940
Office properties and equipment, net                                                     7,170          6,809
Prepaid expenses and other assets                                                          284            511
                                                                                     ---------      ---------
TOTAL                                                                                $ 713,902      $ 680,719
                                                                                     =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits:
    Interest-bearing                                                                 $ 524,712      $ 494,501
    Noninterest-bearing                                                                 15,615         13,374
                                                                                     ---------      ---------
            Total deposits                                                             540,327        507,875
  Federal Home Loan Bank advances                                                       93,359         83,972
  Advance payments by borrowers for
     taxes and insurance                                                                 1,006          1,089
  Other liabilities                                                                      2,588          8,146
                                                                                     ---------      ---------
            Total liabilities                                                          637,280        601,082
                                                                                     ---------      ---------
MINORITY INTEREST                                                                          --             822
                                                                                     ---------      ---------

STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 5,000,000 shares authorized, none issued
  Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751
    shares issued, 3,553,981 and 4,039,374 shares outstanding at                            52             52
    December 31, 2000 and 1999, respectively
  Additional paid-in capital                                                            51,045         50,793
  Employee stock benefit plans                                                          (2,680)        (3,867)
  Retained earnings - substantially restricted                                          56,713         52,598
                                                                                     ---------      ---------
                                                                                       105,130         99,576
  Treasury stock, at cost, 1,599,770 and 1,114,377 shares at
    December 31, 2000 and 1999, respectively                                           (28,508)       (20,761)
                                                                                     ---------      ---------
            Total stockholders' equity                                                  76,622         78,815
                                                                                     ---------      ---------
TOTAL                                                                                $ 713,902      $ 680,719
                                                                                     =========      =========

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
--------------------------------------------------------------------------------
                                            2000        1999         1998
INTEREST INCOME:
  Loans receivable                         $38,403     $35,537     $35,762
  Investment securities                     13,479      11,052       7,808
  Other                                        100         477         244
                                           -------     -------     -------
            Total interest income           51,982      47,066      43,814

INTEREST EXPENSE:
  Deposits                                  27,659      24,566      24,004
  Federal Home Loan Bank advances            5,584       3,233       1,770
                                           -------     -------     -------
            Total interest expense          33,243      27,799      25,774
                                           -------     -------     -------
NET INTEREST INCOME                         18,739      19,267      18,040

PROVISION FOR LOAN LOSSES                     --            20          55
                                           -------     -------     -------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                           18,739      19,247      17,985
NONINTEREST INCOME:
  Deposit fee income                         1,087         971         896
  Other                                        911         805         940
                                           -------     -------     -------
            Total noninterest income         1,998       1,776       1,836
                                           -------     -------     -------

NONINTEREST EXPENSES:
  Salaries and employee benefits             7,895       7,080       6,525
  Net occupancy expense                      1,087         933         874
  Federal insurance premiums                   106         285         276
  Provision for real estate losses              14         312          15
  Data processing                              921         883         804
  Postage and supplies                         479         446         393
  Other                                      1,896       1,655       1,595
                                           -------     -------     -------
            Total noninterest expenses      12,398      11,594      10,482
                                           -------     -------     -------
INCOME BEFORE INCOME TAXES                   8,339       9,429       9,339

INCOME TAX PROVISION                         2,747       3,149       3,309
                                           -------     -------     -------
NET INCOME                                 $ 5,592     $ 6,280     $ 6,030
                                           -------     -------     -------
                                           -------     -------     -------
EARNINGS PER SHARE:
  Basic                                    $  1.60     $  1.57     $  1.35
                                           -------     -------     -------
                                           -------     -------     -------
  Diluted                                  $  1.60     $  1.57     $  1.33
                                           -------     -------     -------
                                           -------     -------     -------

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (IN THOUSANDS, EXCEPT SHARE DATA)
-------------------------------------------------------------------------------------------------------------------
                                                    ISSUED
                                                 COMMON STOCK          ADDITIONAL     EMPLOYEE
                                             -----------------------    PAID-IN        STOCK        RETAINED
                                             SHARES          AMOUNT     CAPITAL    BENEFIT PLANS    EARNINGS
BALANCE, JANUARY 1, 1998                    5,153,751         $  52    $   50,237    $   (6,207)   $   42,982

  Net income                                                                                            6,030
  Release of ESOP shares                                                      564           416
  Common stock acquired for employee
    stock benefit plan                                                       (434)

  Stock compensation expense                                                                754
  Tax effect of stock compensation plans                                      120
  Purchase of treasury stock, at cost
  Dividends paid                                                                                       (1,334)
                                            ---------            --        ------        ------        ------
BALANCE, DECEMBER 31, 1998                  5,153,751            52        50,487        (5,037)       47,678
  Net income                                                                                            6,280
  Release of ESOP shares                                                      316           416
  Stock compensation expense                                                                754
  Tax effect of stock compensation plans                                      (10)
  Purchase of treasury stock, at cost
  Dividends paid                                                                                       (1,360)
                                            ---------            --        ------        ------        ------
BALANCE, DECEMBER 31, 1999                  5,153,751            52        50,793        (3,867)       52,598
  Net income                                                                                            5,592
  Release of ESOP shares                                                      259           416
  Stock compensation expense                                                                771
  Tax effect of stock compensation plans                                       (7)
  Purchase of treasury stock, at cost
  Dividends paid                                                                                       (1,477)
                                            ---------            --        ------        ------        ------
BALANCE, DECEMBER 31, 2000                  5,153,751         $  52    $   51,045    $   (2,680)   $   56,713
                                            ---------            --        ------        ------        ------
                                            ---------            --        ------        ------        ------



                                                 TREASURY STOCK             TOTAL
                                               --------------------      STOCKHOLDERS'
                                               SHARES        AMOUNT         EQUITY
BALANCE, JANUARY 1, 1998                        257,688    $   (4,180)   $   82,884

  Net income                                                                  6,030
  Release of ESOP shares                                                        980
  Common stock acquired for employee
    stock benefit plan                                                         (434)
  Stock compensation expense                                                    754
  Tax effect of stock compensation plans                                        120
  Purchase of treasury stock, at cost           383,303        (7,977)       (7,977)
  Dividends paid                                                             (1,334)
                                                -------       --------       -------
BALANCE, DECEMBER 31, 1998                      640,991       (12,157)       81,023
  Net income                                                                  6,280
  Release of ESOP shares                                                        732
  Stock compensation expense                                                    754
  Tax effect of stock compensation plans                                        (10)
  Purchase of treasury stock, at cost           473,386        (8,604)       (8,604)
  Dividends paid                                                             (1,360)
                                              ---------        --------      -------
BALANCE, DECEMBER 31, 1999                    1,114,377       (20,761)       78,815
  Net income                                                                  5,592
  Release of ESOP shares                                                        675
  Stock compensation expense                                                    771
  Tax effect of stock compensation plans                                         (7)
  Purchase of treasury stock, at cost           485,393        (7,747)       (7,747)
  Dividends paid                                                             (1,477)
                                               ---------      --------      -------
BALANCE, DECEMBER 31, 2000                    1,599,770      $(28,508)     $ 76,622
                                               ---------      --------      -------
                                               ---------      --------      -------

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:                                              2000           1999           1998
  Net income                                                   $   5,592      $   6,280      $   6,030
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                       --               20             55
    Provision for real estate losses                                  14            312             15
    Deferred tax provision (benefit)                                 251           (192)           227
    Federal Home Loan Bank stock dividends                          (367)          (220)          (222)
    Loss on disposition of fixed assets                             --               (6)          --
    (Gain) loss on sale of repossessed assets, net                    (4)            (6)            47
    Originations of loans held for sale                           (8,847)       (14,931)       (21,178)
    Proceeds from sales of loans                                   8,603         15,574         20,709
    Gain on sale of mortgage loans originated to sell                (89)          (189)          (270)
    Depreciation                                                     670            554            508
    Depreciation on real estate owned                                 32            129            115
    Accretion of deferred loan fees, net                            (444)          (735)          (855)
    Release of ESOP shares                                           675            732            980
    Stock compensation expense                                       771            754            754
    Changes in operating assets and liabilities:
      Accrued interest receivable                                   (933)        (1,222)          (621)
      Prepaid expenses and other assets                              224           (299)           116
      Other liabilities                                              113            305            272
                                                               ---------      ---------      ---------
            Net cash provided by operating activities              6,261          6,860          6,682
                                                               ---------      ---------      ---------
INVESTING ACTIVITIES:
  Purchases of investment securities - held to maturity          (11,020)       (86,405)      (111,196)
  Proceeds from maturities of investment securities -
    held to maturity                                               9,500         30,182         79,467
  Loan originations, net of repayments                           (36,789)       (17,608)       (10,510)
  Proceeds from sales of repossessed assets                        2,923            235            253
  Purchases of office properties and equipment                    (1,029)        (1,332)        (1,345)
                                                               ---------      ---------      ---------
            Net cash used by investing activities                (36,415)       (74,928)       (43,331)
                                                               ---------      ---------      ---------

FINANCING ACTIVITIES:
  Net increase in deposits                                        32,452         26,782         30,219
  Advances from Federal Home Loan Bank                           155,075         87,350        118,550
  Repayment of advances from Federal Home Loan Bank             (145,688)       (52,363)       (81,562)
  Net increase (decrease) in advance payments by borrowers
    for taxes and insurance                                          (83)            83            106
  Purchase of treasury stock                                      (7,747)        (8,604)        (7,977)
  Common stock acquired for employee stock benefit plan             --             --           (1,817)
  Dividends paid                                                  (1,477)        (1,360)        (1,334)
  Distributions related to minority interest                        (797)          --             --
                                                               ---------      ---------      ---------
            Net cash provided by financing activities             31,735         51,888         56,185
                                                               ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                 1,581        (16,180)        19,536

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                9,983         26,163          6,627
                                                               ---------      ---------      ---------
  End of year                                                  $  11,564      $   9,983      $  26,163
                                                               ---------      ---------      ---------
                                                               ---------      ---------      ---------

                                                                     (Continued)

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
                                                                          2000         1999       1998
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION - Cash paid for:
    Interest                                                           $ 32,816     $ 27,565     $25,635
                                                                       ========     ========     =======
    Income taxes                                                       $  2,475     $  3,434     $ 3,125
                                                                       ========     ========     =======

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans                          $    380     $    649     $ 3,888
                                                                       ========     ========     =======
  Loans to facilitate sales of real estate owned                       $  1,170     $    325     $   341
                                                                       ========     ========     =======
  Investment securities traded, recorded in investments,
    not yet settled in cash                                            $  --        $  6,000     $  --
                                                                       ========     ========     =======

                                                                     (Concluded)

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION - First Federal Bancshares of Arkansas, Inc. (the "Company") is a unitary holding company which owns all of the stock of First Federal Bank of Arkansas, FA (the "Bank"). The Bank provides a broad line of financial products to individuals and small to medium-sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation ("FHSC"), whose activities were limited to owning a 75% interest in a partnership that owned a hotel which had been repossessed by the Bank and a participating lender. The remaining 25% ownership was reflected in the consolidated statements of financial condition at December 31, 1999, as minority interest. The property was sold in the second quarter of 2000 and the partnership has been dissolved. At December 31, 2000, the Bank has an $850,000 loan to the entity that purchased the hotel. All material intercompany transactions have been eliminated in consolidation.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be significant. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

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

      LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at unpaid principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred loan fees or costs. Deferred loan fees or costs and discounts on first mortgage loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.

      Mortgage loans originated and committed for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 2000 and 1999, the balances of such loans are not material, and are carried at cost due to the short period of time between funding and sale, generally one to two weeks.

      The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent cash payments in excess of principal due are received, until such time that in management's opinion, the borrower will be able to meet payments as they become due.

      ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Bank reviews its non-homogeneous loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year, management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge-offs, net of recoveries.

      Management's periodic evaluation of the appropriateness of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

      Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Bank considers the characteristics of (1) one- to- four family residential first mortgage loans; (2) unsecured consumer loans; and (3) collateralized consumer loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type, grading these loans, and then applying a loss factor to the remaining pool balance based on several factors including past loss experience, inherent risks, economic conditions in the primary market areas, and other factors which usually are beyond the control of the Bank.

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

      REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS - Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of carrying amount or fair value less estimated disposal costs. Valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less costs to sell. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

      OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation of office properties and equipment using the straight-line method over the estimated useful lives of the individual assets which range from 3 to 30 years.

      LOAN ORIGINATION FEES - Loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income using the level-yield method over the contractual life of the loans. When a loan is fully repaid or sold, the amount of unamortized fee or cost is recorded in interest income.

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

      STOCK COMPENSATION PLANS - Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, provides that entities may adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also provides that an entity may measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to use the accounting methodology in Opinion No. 25 and to provide pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 12.)

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

      NEW ACCOUNTING STANDARDS - Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management has evaluated the effect, if any, of such adoption and does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

      RECLASSIFICATIONS - Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 2000.

2.    INVESTMENT SECURITIES

      Investment securities consisted of the following at December 31 (in thousands):

                                                                           2000
                                             -----------------------------------------------------------------
                                                                GROSS              GROSS
                                               AMORTIZED       UNREALIZED        UNREALIZED         FAIR
HELD TO MATURITY                                 COST           GAINS              LOSSES           VALUE
U.S. Government and
  Agency obligations                           $ 184,310         $ 124             $ 4,331        $ 180,103
                                             =============    ==========        ===========       =========


                                                                           1999
                                             -----------------------------------------------------------------
                                                                GROSS              GROSS
                                               AMORTIZED       UNREALIZED        UNREALIZED        FAIR
HELD TO MATURITY                                 COST           GAINS              LOSSES          VALUE
U.S. Government and
  Agency obligations                           $ 189,263          $ 19          $ 12,112        $ 177,170
                                             =============    ==========        ============    ===========


      The Company has pledged investment securities held to maturity with carrying values of approximately $14 million and $13 million at December 31, 2000 and 1999, respectively, as collateral for certain deposits in excess of $100,000.

      The scheduled maturities of debt securities at December 31, 2000, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                 2000
                                                                         ---------------------
                                                                         AMORTIZED      FAIR
                                                                           COST         VALUE
Due in one year or less                                                  $  1,105     $  1,107
Due from one year to five years                                             1,609        1,606
Due from five years to ten years                                           15,099       14,986
Due after ten years                                                       166,497      162,404
                                                                         --------     --------
            Total                                                        $184,310     $180,103
                                                                         ========     ========


      As of December 31, 2000 and 1999, there were approximately $183 million and $184 million, respectively, of investments with call options held by the issuer, of which approximately $174 million and $169 million, respectively, were callable within one year.

3.    LOANS RECEIVABLE

      Loans receivable consisted of the following at December 31 (in thousands):

                                                                  2000            1999
First mortgage loans:
  One- to- four family residences                              $ 377,341      $ 368,589
  Other properties                                                41,751         28,830
  Construction                                                    24,937         25,797
  Less:
    Unearned discounts                                              (191)          (233)
    Undisbursed loan funds                                        (9,126)       (10,437)
    Deferred loan fees, net                                       (2,747)        (2,972)
                                                               ---------      ---------
            Total first mortgage loans                           431,965        409,574
                                                               ---------      ---------

Consumer and other loans:
  Commercial loans                                                20,239         14,171
  Automobile                                                      16,051         13,205
  Consumer loans                                                   5,893          4,285
  Home equity and second mortgage                                 19,797         15,009
  Savings loans                                                    2,042          1,887
  Other                                                            2,768          2,405
  Deferred loan costs                                                241            194
                                                               ---------      ---------
            Total consumer and other loans                        67,031         51,156
                                                               ---------      ---------
Allowance for loan losses                                           (691)          (752)
                                                               ---------      ---------
            Loans receivable, net                              $ 498,305      $ 459,978
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

      In the normal course of business, the Bank has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests was approximately $4.9 million and $3.0 million at December 31, 2000 and 1999, respectively. During the year ended December 31, 2000, total principal additions were approximately $2,300,000 and total principal payments were approximately $400,000.

      Loans identified by management as impaired at December 31, 2000 and 1999, were not significant. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

4.    LOAN SERVICING

      Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2000 and 1999, were $523 thousand and $653 thousand, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable consisted of the following at December 31 (in thousands):

                                                                                            2000         1999
Loans                                                                                      $3,292       $2,626
Investment securities                                                                       3,618        3,351
                                                                                           ------       ------
            Total                                                                          $6,910       $5,977
                                                                                           ======       ======


6.    ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

      A summary of the activity in the allowances for loan and real estate losses is as follows for the years ended December 31 (in thousands):

                                      2000                   1999                    1998
                             -----------------------    -------------------    ---------------------
                               LOANS     REAL ESTATE    LOANS   REAL ESTATE    LOANS     REAL ESTATE
Balance, beginning of year   $   752    $  --         $   771    $  --       $ 1,196     $  --

  Provisions for estimated
    losses                      --           14            20        312          55         15
  Recoveries                      27       --              28       --             9        --
  Losses charged off
                                 (88)       (14)          (67)      (312)       (489)       (15)
                             -------    --------      -------    --------    -------     --------
Balance, end of year         $   691    $  --         $   752    $  --       $   771     $  --
                             =======    ========      =======    ========    =======     ========


7.    FEDERAL HOME LOAN BANK STOCK

      The Bank is a member of the Federal Home Loan Bank System. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to 1% of its outstanding home loans. No ready market exists for such stock and it has no quoted market value. The carrying value of the stock is its cost.

8.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment consisted of the following at December 31 (in thousands):

                                                                                    2000            1999
Land                                                                             $  2,508        $  2,397
Buildings and improvements                                                          4,330           3,932
Furniture and equipment                                                             4,686           4,379
Automobiles                                                                           574             532
                                                                                   ------          ------
            Total                                                                  12,098          11,240
Accumulated depreciation                                                           (4,928)         (4,431)
                                                                                   ------          ------
            Office properties and equipment, net                                 $  7,170        $  6,809
                                                                                   ------          ------
                                                                                   ------          ------


9.    DEPOSITS

      Deposits are summarized as follows at December 31 (in thousands):

                                                                                       2000            1999
Demand and NOW accounts, including noninterest-bearing
  deposits of $15,615 and $13,374 in 2000 and 1999, respectively                    $ 66,026        $ 60,795
Money market                                                                          16,980          15,735
Regular savings                                                                       24,300          26,031
Certificates of deposit                                                              433,021         405,314
                                                                                     -------         -------
            Total                                                                   $540,327        $507,875
                                                                                    ========        ========


        The aggregate amount of time deposits in denominations of $100 thousand or more was approximately $90 million and $81 million at December 31, 2000 and 1999, respectively.

        At December 31, 2000, scheduled maturities of certificates of deposit are as follows (in thousands):

  Years ending December 31:
    2001                                                                                              $300,646
    2002                                                                                                88,320
    2003                                                                                                23,267
    2004                                                                                                 7,389
    2005 and thereafter                                                                                 13,399
                                                                                                      --------
              Total                                                                                   $433,021
                                                                                                      ========

        Interest expense on deposits consisted of the following (in thousands):

                                                                                   YEARS ENDED
                                                                                  DECEMBER 31,
                                                                      -------------------------------------
                                                                        2000          1999           1998
  NOW and money market                                                $ 1,688       $ 1,488        $ 1,358
  Regular savings and certificate accounts                             26,094        23,182         22,745
  Early withdrawal penalties                                             (123)         (104)           (99)
                                                                      --------     --------       --------
              Total                                                    $27,659      $24,566        $24,004
                                                                      ========     ========       ========



      Eligible deposits of the Bank are insured up to $100 thousand by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

      Legislation, passed by the U.S. House of Representatives and the Senate, was signed into law by the President on September 30, 1996, to recapitalize the SAIF. The legislation also mandated that the deposit insurance premiums charged to SAIF-insured institutions (such as the Bank) decline to approximately 6.50 basis points effective January 1, 1997. Effective July 1, 1998, the deposit insurance premium declined to 6.10 basis points, effective July 1, 1999, the deposit insurance premium declined to 5.80 basis points, and effective July 1, 2000, the deposit insurance premium declined to 2.06 basis points.

10.   FEDERAL HOME LOAN BANK ADVANCES

      The Bank pledges as collateral for FHLB advances their FHLB stock and has entered into blanket collateral agreements with the FHLB whereby the Bank agrees to maintain, free of other encumbrances, qualifying single family first mortgage loans with unpaid principal balances, when discounted at 75% of such balances, of at least 100% of total outstanding advances. Advances at December 31, 2000 and 1999, consisted of the following (in thousands):

                                                     2000                            1999
                                                -----------------------------   -----------------------------
                                                   WEIGHTED                           WEIGHTED
                                                   AVERAGE                            AVERAGE
                                                     RATE           AMOUNT              RATE         AMOUNT
Amounts maturing in years ending December 31:
  2000                                                                                  5.79 %       $68,000
  2001                                                  6.68 %       $47,500            4.85 %         7,000
  2002                                                  6.55 %        32,959            6.60 %         3,972
  2003                                                  6.41 %         6,000            5.56 %         1,000
  2004                                                  6.07 %         1,000            6.07 %         1,000
  2005                                                  6.54 %         4,900            5.77 %         2,000
  Thereafter                                            6.44 %         1,000            6.44 %         1,000
                                                                     -------                         -------
            Total                                       6.60 %       $93,359            5.76 %       $83,972
                                                                     =======                         =======

11.   INCOME TAXES

      The provisions (benefits) for income taxes are summarized as follows (in thousands):

                                                                                        YEARS ENDED
                                                                                         DECEMBER 31,
                                                                       ----------------------------------------
                                                                             2000         1999          1998
Income tax provision (benefit):
  Current                                                                   $2,496        $3,341       $3,082
  Deferred                                                                     251          (192)         227
                                                                            ------        ------       ------
            Total                                                           $2,747        $3,149       $3,309
                                                                            ======        ======       ======


      The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows (in thousands):

                                                                     YEARS ENDED
                                                                    DECEMBER 31,
                                       ------------------------------------------------------------------------
                                                   2000                     1999                   1998
Taxes at statutory rate                      $2,835      34.0 %       $3,206     34.0 %      $3,175      34.0 %
Increase (decrease)
  resulting from:
    State income tax, net                                                                        48       0.5 %
    Other, net                                  (88)     (1.1)%          (57)    (0.6)%          86       0.9 %
                                           --------     ------       -------    ------       ------     ------
              Total                          $2,747      32.9 %       $3,149     33.4 %      $3,309      35.4 %
                                           --------     ------       -------    ------       ------     ------
                                           --------     ------       -------    ------       ------     ------


      The Company's net deferred tax liability account was comprised of the following at December 31 (in thousands):

                                                                                         2000         1999
Deferred tax assets:
  Stock based compensation                                                             $  334       $ 328
  Real estate acquired in settlement of loans                                              26         219
  Allowance for loan losses                                                                55
  Other                                                                                    88           2
                                                                                       ------       -----
            Total deferred tax assets                                                     503         549
                                                                                       ------       -----
Deferred tax liabilities:
  Office properties                                                                      (262)       (205)
  Federal Home Loan Bank stock                                                           (902)       (754)
                                                                                       ------       -----
            Total deferred tax liabilities                                             (1,164)       (959)
                                                                                       ------       -----
            Net deferred tax liability                                                 $ (661)      $(410)
                                                                                       ======       =====

      Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 2000 and 1999. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

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

      Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. Options granted in 1997 have exercise prices ranging from $19.25 to $20.38, and a weighted average remaining contract life of 6.4 years at December 31, 2000. Options granted in 1998 have exercise prices ranging from $23.25 to $24.00, and a weighted average remaining contract life of
      7.1 years at December 31, 2000. Options granted in 1999 have exercise prices ranging from $17.06 to $18.63 and a weighted average remaining contract life of 8.3 years at December 31, 2000. Options granted in 2000 have exercise prices ranging from $14.75 to $18.25 and a weighted average remaining contract life of 9.7 years at December 31, 2000.

      A summary of the status of the Company's SOP as of December 31, 2000, 1999, and 1998, and changes during the years ending on those dates are presented below:

                                                                                                   WEIGHTED
                                                                                                    AVERAGE
                                                                                                   EXERCISE
                                                                                     SHARES          PRICE
Outstanding at January 1, 1998                                                       494,473       $ 19.27
Granted                                                                               13,000         23.31
Forfeited                                                                             (3,600)        20.00
                                                                                     -------
Outstanding at December 31, 1998                                                     503,873         19.37
Granted                                                                                5,000         18.23
Forfeited                                                                            (11,508)        19.67
                                                                                     -------
Outstanding at December 31, 1999                                                     497,365         19.35
Granted                                                                                5,000         17.55
Forfeited                                                                             (1,800)        18.98
                                                                                     -------
Outstanding at December 31, 2000                                                     500,565       $ 19.34
                                                                                     =======       =======
Options exercisable at December 31, 2000                                             398,501       $ 19.33
                                                                                     =======       =======


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

                                      2000                          1999                          1998
                         ---------------------------   ---------------------------   ---------------------------
                          AS REPORTED     PRO FORMA       AS REPORTED   PRO FORMA       AS REPORTED   PRO FORMA
Net income (in
  thousands)                   $5,592        $5,072          $6,280        $5,763          $6,030        $5,505
Earnings per share:
  Basic                        $ 1.60        $ 1.45          $ 1.57        $ 1.44          $ 1.35        $ 1.23
  Diluted                      $ 1.60        $ 1.45          $ 1.57        $ 1.44          $ 1.33        $ 1.21


      In determining the above pro forma disclosure, the fair value of options granted during 1998 was estimated on the date of grant using the Binomial option-pricing model with the following weighted average assumptions: expected volatility - 20.28% to 21.09%, expected life of options - 7.0 years, risk-free interest rate - 5.59%, and expected dividend rate - 1.04% to 1.17%. The weighted average fair value of options granted during the fiscal year ended December 31, 1998, was $9.02 per share.

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

      The fair value of options granted during 2000 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions: expected volatility - 25%, expected life of options - 7.0 years, risk-free interest rate - 6.04% to 6.20% and expected dividend rate
      - 2.19% to 2.71%. The weighted average fair value of options granted during the fiscal year ended December 31, 2000, was $6.36 per share.

      MANAGEMENT RECOGNITION AND RETENTION PLAN - The Management Recognition and Retention Plan ("MRR Plan") provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares have been granted through December 31, 2000. Compensation expense will be recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period which ends in May 2001. Shares granted will be deemed vested in the event of disability or death. All shares granted under the plan have been purchased in the open market at a total cost of $4.4 million. Approximately $771,000, $754,000, and $754,000 in compensation expense was recognized during the years ended December 31, 2000, 1999, and 1998, respectively.

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

      Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions. During each of the years ended December 31, 2000, 1999, and 1998,

      41,604 shares were released by the ESOP to participant accounts. At December 31, 2000, there were 183,773 shares allocated to participant accounts and 218,420 unallocated shares. The fair value of the unallocated shares amounted to approximately $4.1 million at December 31, 2000.

      During the years ended December 31, 2000, 1999, and 1998, ESOP expense was approximately $571,000, $636,000, and $884,000, respectively.

      OTHER POSTRETIREMENT BENEFITS - The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next month following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. There was no net pension cost for the years ended December 31, 2000, 1999, and 1998.

13.   EARNINGS PER SHARE

                                                                        YEAR ENDED DECEMBER 31, 2000
                                                               ------------------------------------------------
                                                                    INCOME            SHARES        PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)     AMOUNT
Basic EPS -
  Income available to common stockholders                          $5,591,607         3,504,859       $1.60
Effect of dilutive securities -
  Stock options                                                                              79
                                                                   ----------         ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                        $5,591,607         3,504,938        1.60
                                                                   ==========         =========


                                                                        YEAR ENDED DECEMBER 31, 1999
                                                               ------------------------------------------------
                                                                    INCOME            SHARES        PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)     AMOUNT
Basic EPS -
  Income available to common stockholders                          $6,279,557         4,003,229       $1.57
Effect of dilutive securities -
  Stock options
                                                                   ----------         ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                        $6,279,557         4,003,229       $1.57
                                                                   ==========         =========

                                                                        YEAR ENDED DECEMBER 31, 1998
                                                               ------------------------------------------------
                                                                    INCOME            SHARES        PER SHARE
                                                                  (NUMERATOR)      (DENOMINATOR)     AMOUNT
Basic EPS -
  Income available to common stockholders                         $6,029,505          4,459,685       $1.35
Effect of dilutive securities -
  Stock options                                                                          89,506
                                                                   ----------         ---------
Diluted EPS -
  Income available to common stockholders
    and assumed conversions                                         $6,029,505         4,549,191       $1.33
                                                                   ==========         =========

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

      The Bank had the following outstanding commitments at December 31, 2000 (in thousands):

Undisbursed construction loans                                                   $ 9,126
Commitments to originate mortgage loans                                            2,288
Letters of credit                                                                    467
Unused lines of credit                                                             7,559
                                                                                 -------
            Total                                                                $19,440
                                                                                 =======


      The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 2000, interest rates on commitments ranged from 6.625% to 10%.

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


                                                                DECEMBER 31, 2000           DECEMBER 31, 1999
                                                             ----------------------       ----------------------
                                                                          ESTIMATED                    ESTIMATED
                                                             CARRYING        FAIR         CARRYING       FAIR
                                                               VALUE        VALUE          VALUE         VALUE
ASSETS:
  Cash and cash equivalents                                  $ 11,564     $ 11,564       $  9,983      $  9,983
  Investment securities -
    Held to maturity                                          184,310      180,103        189,263       177,170
  Federal Home Loan Bank stock                                  5,098        5,098          4,258         4,258
  Loans receivable, net                                       498,305      495,163        459,978       459,355
  Accrued interest receivable                                   6,910        6,910          5,977         5,977

LIABILITIES:
  Deposits:
    Demand, NOW, money
      market and regular savings                              107,306      107,306        102,561       102,561
    Certificates of deposit                                   433,021      436,012        405,314       408,888
  Federal Home Loan Bank advances                              93,359       93,913         83,972        83,562
  Accrued interest payable                                      1,325        1,325            898           898
  Advance payments by borrowers
    for taxes and insurance                                     1,006        1,006          1,089         1,089
  Commitments                                                     -            -              -             -


      For cash and cash equivalents, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments or, as to Federal Home Loan Bank stock, the ability to sell the stock back to the Federal Home Loan Bank at cost. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of variable rate loans is based on repricing dates. Fixed rate loans were valued using discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

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

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

17.   RETAINED EARNINGS - SUBSTANTIALLY RESTRICTED

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

18.   REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted tangible assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

      At December 31, 2000 and 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:

                                                                                            TO BE CATEGORIZED
                                                                                                 AS WELL
                                                                                            CAPITALIZED UNDER
                                                                          FOR CAPITAL       PROMPT CORRECTIVE
                                                       ACTUAL          ADEQUACY PURPOSES    ACTION PROVISIONS
                                                ------------------------------------------ ---------------------
                                                  AMOUNT      RATIO     AMOUNT     RATIO     AMOUNT     RATIO
As of December 31, 2000:

  Tangible Capital to Tangible Assets             $  74,035   10.37%    $  10,705  1.50%        N/A       N/A

  Core Capital to Adjusted Tangible Assets           74,035   10.37%       28,554  4.00%     $ 35,693    5.00%

  Total Capital to Risk-Weighted Assets              74,666   19.69%       30,342  8.00%       37,927   10.00%

  Tier I Capital to Risk-Weighted Assets             74,035   19.52%       N/A       N/A       22,756    6.00%

As of December 31, 1999:

  Tangible Capital to Tangible Assets             $   75,406  11.09%     $ 10,197  1.50%        N/A       N/A

  Core Capital to Adjusted Tangible Assets            75,406  11.09%       20,395  3.00%     $ 33,991    5.00%

  Total Capital to Risk-Weighted Assets               76,017  21.52%       28,263  8.00%       35,329   10.00%

  Tier I Capital to Risk-Weighted Assets              75,406  21.34%       N/A       N/A       21,198    6.00%


19.   PARENT COMPANY ONLY FINANCIAL INFORMATION

      The following condensed statements of financial condition, as of December 31, 2000 and 1999, and condensed statements of income and of cash flows for the years ended December 31, 2000 and 1999, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS)
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------
ASSETS                                                                2000           1999
Cash and cash equivalents (deposits in Bank)                        $  159         $  118
Loan to Bank subsidiary                                              1,818          2,604
Accrued interest receivable                                             11              4
Investment in Bank                                                  74,035         75,406
Other assets                                                           808            888
                                                                    ------         ------
TOTAL ASSETS                                                       $76,831        $79,020
                                                                   =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities                              $  209         $  205
Stockholders' equity                                                76,622         78,815
                                                                    ------         ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $76,831        $79,020
                                                                   =======        =======

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF INCOME (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                               2000         1999
INCOME:
  Dividends from the Bank                                   $ 7,000       $2,500
  Interest income - loan to the Bank                            124          213
                                                               ----          ---
            Total income                                      7,124        2,713

EXPENSES:
  Management fees                                                66           66
  Other operating expenses                                      125          117
                                                               ----          ---
            Total expenses                                      191          183
                                                               ----          ---

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)
  AND EQUITY IN UNDISTRIBUTED EARNINGS (LOSS)
  OF BANK SUBSIDIARY                                          6,933        2,530
INCOME TAX PROVISION (BENEFIT)                                  (23)          12
                                                               ----          ---
INCOME BEFORE EQUITY IN UNDISTRIBUTED
  EARNINGS (LOSS) OF BANK SUBSIDIARY                          6,956        2,518

EQUITY OF UNDISTRIBUTED EARNINGS (LOSS) OF
  BANK SUBSIDIARY                                            (1,364)       3,762
                                                               ----          ---
NET INCOME                                                  $ 5,592       $6,280
                                                            ========      ======

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
  (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
YEARS ENDED DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------------------------
                                                                           2000          1999
OPERATING ACTIVITIES:
  Net income                                                             $ 5,592       $ 6,280
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Equity in undistributed net (income) loss of Bank                      1,364        (3,762)
    Release of ESOP shares                                                   675           732
    Stock compensation expense                                               771           754
    Changes in operating assets and liabilities:
      Accrued interest receivable                                            (7)           31
      Other assets                                                           80             5
      Accrued expenses and other liabilities                                  4           (12)
                                                                          -----         -----
            Net cash provided by operating activities                     8,479         4,028
                                                                          -----         -----
INVESTING ACTIVITIES -
  Repayments of loans by Bank                                               786         5,969
                                                                          -----         -----
            Net cash provided by investing activities                       786         5,969
                                                                          -----         -----
FINANCING ACTIVITIES:
  Purchase of treasury stock                                            (7,747)       (8,604)
  Dividends paid                                                        (1,477)       (1,360)
                                                                          -----         -----
            Net cash used in financing activities                       (9,224)       (9,964)
                                                                          -----         -----
NET INCREASE IN CASH AND CASH EQUIVALENTS                                   41            33

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                      118            85
                                                                          -----         -----
End of period                                                           $  159        $  118
                                                                          -----         -----
                                                                          -----         -----


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

DIRECTORS                                              EXECUTIVE OFFICERS

FRANK L. COFFMAN, JR.                                  FRANK L. COFFMAN, JR.
Chairman of the Board and                              Chairman of the Board and
Chief Executive Officer                                Chief Executive Officer

LARRY J. BRANDT                                        LARRY J. BRANDT
President and Chief Operating                          President and Chief Operating
Officer                                                Officer

JOHN P. HAMMERSCHMIDT                                  CAROLYN M. THOMASON
U. S. Congressman, Retired                             Executive Vice President and Secretary

JAMES D. HEUER                                         TOMMY W. RICHARDSON
Farming and Investments                                Executive Vice President and Chief Financial Officer

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



                                                            BRANCH OFFICES

                128 West Stephenson                Ozark Mall - Highway 62-65 North                   301 Highway 62 West
             Harrison, Arkansas 72601                   Harrison, Arkansas 72601                  Yellville, Arkansas 72687

              Corner Central & Willow                   324 Highway 62-65 Bypass                   307 North Walton Blvd.
             Harrison, Arkansas 72601                   Harrison, Arkansas 72601                 Bentonville, Arkansas 72712

                  210 South Main                            1303 West Hudson                         3460 North College
            Berryville, Arkansas 72616                  Rogers, Arkansas 72756                 Fayetteville, Arkansas 72703

                668 Highway 62 East                          2030 West Elm                       2025 North Crossover Road
          Mountain Home, Arkansas 72653                 Rogers, Arkansas 72756                    Fayetteville, AR 72703

                  1337 Hwy 62 SW                          249 West Main Street                 201 East Henri De Tonti Blvd.
           Mountain Home, Arkansas 72653                  Farmington, AR 72730                   Tontitown, Arkansas 72764

                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

                First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA. The Bank is a federally-chartered, SAIF- insured savings institution operating through its main office and thirteen full service branch offices. The Company's and the Bank's principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

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

--------------------------------------------------------------------------------

COMMON STOCK INFORMATION

                Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 19, 2001, the Company had 3,385,707 shares of common stock outstanding and had approximately 1,036 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

                The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq for the periods indicated.


================================================================================
      QUARTER              YEAR ENDED                    YEAR ENDED
      ENDED            DECEMBER 31, 2000             DECEMBER 31, 1999
================================================================================
                     HIGH       LOW     DIVIDEND     HIGH       LOW     DIVIDEND
                    ------------------------------------------------------------
MARCH 31            $15.86     $12.77     $0.10     $19.00     $15.75     $0.08

JUNE 30             $15.82     $13.39     $0.10     $18.75     $15.75     $0.08

SEPTEMBER 30        $18.90     $14.59     $0.10     $18.88     $16.13     $0.08

DECEMBER 31         $19.00     $16.16     $0.10     $17.81     $15.25     $0.08
================================================================================