Form 10-K405, Exhibit 13
period 2001-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 2002-04-01
CIK 1006424

                                                                      EXHIBIT 13



                        [FIRST FEDERAL BANCSHARES LOGO]



                                 FIRST FEDERAL
                                  BANCSHARES
                               OF ARKANSAS, INC.








                              2001 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                                              PAGE
                                                                                              ----
President's Letter to Stockholders...................................................          1

Corporate Profile....................................................................          3

Selected Consolidated Financial and Other Data.......................................          4

Selected Quarterly Operating Results.................................................          6

Management's Discussion and Analysis of Financial Condition
  and Results of Operations..........................................................          7

Independent Auditors' Report.........................................................         17

Consolidated Financial Statements....................................................         19

Directors and Executive Officers.....................................................         43

Banking Locations....................................................................         43

Stockholder Information..............................................................         44

[LOGO OF FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.]

Dear Stockholder:

The year 2001 was a year to remember for the United States of America and First Federal Bank of Arkansas. The September 11th attack changed America forever, impacting not only the economy for the country, but the way of life for all Americans. We continue to heal from those tragic events as our Armed Forces are fighting today to prevent future attacks. First Federal Bank joins all Americans in saluting our Armed Forces for the sacrifices they make to defend our freedoms and establish peace worldwide.

In May of 2001, First Federal Bank lost our long time chairman and friend, Frank Lee Coffman. Frank Lee was an industry leader for 40 years and reached a pinnacle in his career in 1980 when he was elected Chairman of the National Savings and Loan League. His grandson, Jeff Brandt, carries on the banking legacy as a fourth generation manager and newest board member for First Federal Bank.

From a business perspective, considering everything, First Federal Bank had a great year in 2001. We finished the year strong with two back-to-back quarters of record-setting earnings per share. In addition, our overall earnings per share for the year of $1.75 was a record. The repurchase of stock and improved non-interest income were significant factors in the increase of earnings per share. The overall price of our stock also increased over 21% from the previous year to $23.00 per share at year-end.

First Federal Bank also implemented several new programs during the year. During the first quarter, we converted to check imaging, which provides both cost savings and operational efficiencies. We successfully implemented in the fourth quarter an overdraft protection program that features enhanced benefits to our customers while increasing checking account profitability as well. The year 2001 also was a record year for our secondary mortgage department with revenues exceeding three times our projections. Finally, we increased your stock dividend for the fourth straight year as a further sign of our commitment to our loyal stockholders.

It may sound overused, but we sincerely appreciate the confidence you have in us as a stockholder. First Federal Bank of Arkansas has a solid management team in place to continue to lead us into the twenty-first century. We are committed to be a "premier provider of financial services" and to maximize our stockholders' value. With your support, and continued dedication from all of our team members, we look forward to another great year in 2002.

                                 Sincerely,

                                 /s/ Larry J. Brandt
                                 Larry J. Brandt
                                 President and Chief Executive Officer

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

     At December 31, 2001, the Company had total assets of $680.3 million, total deposits of $555.9 million and stockholders' equity of $71.1 million. The Company's and the Bank's principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is
(870) 741-7641.

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

                                                                    At or For the
                                                               Year Ended December 31,
                                      --------------------------------------------------------------------------
                                          2001            2000            1999           1998           1997
                                      -------------    ------------     ----------    -----------    -----------
                                                          (In Thousands, Except Per Share Data)
 SELECTED FINANCIAL CONDITION DATA:
   Total assets                          $ 680,255       $ 713,902      $ 680,719      $ 615,055      $ 549,607
   Cash and cash equivalents                72,326          11,564          9,983         26,163          6,627
   Investment securities                   100,878         184,310        189,263        127,175         95,533
   Loans receivable, net                   474,494         498,305        459,978        442,486        433,942
   Allowance for loan losses                   923             691            752            771          1,196
   Deposits                                555,933         540,327        507,875        481,093        450,874
   Federal Home Loan Bank advances          47,844          93,359         83,972         48,985         11,997
   Stockholders' equity                     71,065          76,622         78,815         81,023         82,884

 SELECTED OPERATING DATA:
   Interest income                       $  50,152       $  51,982      $  47,066      $  43,814      $  40,445
   Interest expense                         31,862          33,243         27,799         25,774         23,748
                                         ---------       ---------      ---------      ---------      ---------
   Net interest income                      18,290          18,739         19,267         18,040         16,697
   Provision for loan losses                   452              --             20             55             --
                                         ---------       ---------      ---------      ---------      ---------
   Net interest income after provision
     for loan losses                        17,838          18,739         19,247         17,985         16,697
   Noninterest income                        3,745           1,998          1,776          1,836          1,920
   Noninterest expense                      13,596          12,398         11,594         10,482         10,016
                                         ---------       ---------      ---------      ---------      ---------
   Income before income taxes                7,987           8,339          9,429          9,339          8,601
   Provision for income taxes                2,527           2,747          3,149          3,309          3,099
                                         ---------       ---------      ---------      ---------      ---------
      Net income                         $   5,460       $   5,592      $   6,280      $   6,030      $   5,502
                                         =========       =========      =========      =========      =========

 EARNINGS PER SHARE:
    Basic                                $    1.76       $    1.60      $    1.57      $    1.35      $    1.22
    Diluted                                   1.75            1.60           1.57           1.33           1.21

 CASH DIVIDENDS DECLARED PER SHARE       $    0.44       $    0.40      $    0.32      $    0.28      $    0.22

                                                             At or For the Year Ended December 31,
                                                ------------------------------------------------------------------------------
                                                     2001          2000           1999          1998             1997
                                                --------------  --------------  -------------  ------------  -----------------
     SELECTED OPERATING RATIOS(1):
     Return on average assets                         .79%          .80%            .97%         1.04%           1.03%
     Return on average equity                        7.36          7.21            7.84          7.22            6.76
     Average equity to average assets               10.74         11.07           12.41         14.36           15.26
     Interest rate spread(2)                         2.35          2.29            2.59          2.55            2.47
     Net interest margin(2)                          2.76          2.77            3.10          3.20            3.22
     Net interest income after provision for
     loan losses to noninterest expense            131.20        151.14          166.02        171.58          166.70
     Noninterest expense to average assets           1.97          1.77            1.80          1.80            1.88
     Average interest-earning assets to
     average interest-bearing liabilities          108.61        109.77          111.21        114.20          116.21
     Operating efficiency(3)                        61.70         59.79           55.15         52.74           53.80

     ASSET QUALITY RATIOS(4):
     Nonperforming loans to total loans(5)           0.64          0.32            0.28          0.32            1.11
     Nonperforming assets to total assets(5)         0.53          0.27            0.78          0.93            0.94
     Allowance for loan losses to non-
     performing loans(5)                            29.71         41.96           55.82         52.65           24.12
     Allowance for loan losses to total loans        0.19          0.14            0.16          0.17            0.27

     CAPITAL RATIOS(6):
     Tangible capital to adjusted total assets       9.79         10.37           11.09         11.67           11.98
     Core capital to adjusted total assets           9.79         10.37           11.09         11.67           11.98
     Risk-based capital to risk-weighted
     Assets                                         17.29         19.69           21.52         22.44           22.52

     OTHER DATA:
     Dividend payout ratio(7)                       26.33         26.39           21.66         22.11           19.58
     Full service offices at end of period             14            14              13            12              12

----------
(1)     Ratios are based on average daily balances.

(2) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(3)     Noninterest expense to net interest income plus noninterest income.

(4)     Asset quality ratios are end of period ratios.

(5) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans while REO consists of real estate acquired in settlement of loans.

(6)     Capital ratios are end of period ratios for First Federal Bank.

(7) Dividend payout ratio is the total dividends declared divided by net income.

                      SELECTED QUARTERLY OPERATING RESULTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                       FOURTH               THIRD               SECOND            FIRST
     YEAR ENDED DECEMBER 31, 2001                     QUARTER              QUARTER             QUARTER           QUARTER
                                                   ---------------  ------------------  -------------------  ----------------
     Interest income                                   $ 11,781             $ 12,412           $ 12,826            $ 13,133
     Interest expense                                     7,124                7,747              8,304               8,687
                                                       --------             --------           --------            --------
     Net interest income                                  4,657                4,665              4,522               4,446
     Provision for loan losses                              289                  102                 52                   9
                                                       --------             --------           --------            --------
     Net interest income after provision                  4,368                4,563              4,470               4,437
       for loan losses
     Noninterest income                                   1,287                  927                856                 675
     Noninterest expense                                  3,319                3,146              3,735               3,396
                                                       --------             --------           --------            --------
     Income before income taxes                           2,336                2,344              1,591               1,716
     Provision for income taxes                             698                  727                529                 573
                                                       --------             --------           --------            --------
     Net income and comprehensive income               $  1,638             $  1,617           $  1,062            $  1,143
                                                       ========             ========           ========            ========

     Earnings per share(1):
      Basic                                            $   0.56             $   0.52           $   0.33            $   0.35
      Diluted                                          $   0.55             $   0.52           $   0.33            $   0.35

     Selected Ratios (Annualized):
     Net interest margin                                   2.87%                2.86%              2.70%               2.61%
     Return on average assets                              0.96                 0.95               0.61                0.65
     Return on average equity                              9.09                 8.74               5.69                6.03

     YEAR ENDED DECEMBER 31, 2000                       FOURTH               THIRD               SECOND            FIRST
                                                       QUARTER              QUARTER             QUARTER           QUARTER
                                                   ---------------  ------------------  -------------------  ----------------
     Interest income                                   $ 13,322             $13,218             $12,909             $12,533
     Interest expense                                     8,966               8,626               8,007               7,644
                                                       --------             --------           --------            --------
     Net interest income                                  4,356               4,592               4,902               4,889
     Provision for loan losses                               --                  --                  --                  --
                                                       --------             --------           --------            --------
     Net interest income after provision
       for loan losses                                    4,356               4,592               4,902               4,889
     Noninterest income                                     598                 564                 451                 385
     Noninterest expense                                  3,165               3,092               3,009               3,132
                                                       --------             --------           --------            --------
     Income before income taxes                           1,789               2,064               2,344               2,142
     Provision for income taxes                             585                 678                 772                 712
                                                       --------             --------           --------            --------
     Net income and comprehensive income               $  1,204             $ 1,386             $ 1,572             $ 1,430
                                                       ========             ========           ========            ========
     Earnings per share(1):
      Basic                                            $   0.36             $  0.41             $  0.44             $  0.39
      Diluted                                          $   0.36             $  0.41             $  0.44             $  0.39

     Selected Ratios (Annualized):
     Net interest margin                                   2.53%               2.67%               2.92%               2.96%
     Return on average assets                              0.68                0.78                0.90                0.84
     Return on average equity                              6.29                7.22                8.07                7.25

----------
(1)     Basic and Diluted Shares Outstanding

     YEAR ENDED DECEMBER 31, 2001                       FOURTH                THIRD             SECOND              FIRST
                                                        QUARTER              QUARTER            QUARTER            QUARTER
                                                   ---------------     ---------------     ----------------    --------------
     Basic weighted - average shares                   2,928,472            3,066,123         3,146,277            3,254,571
     Effect of dilutive securities                        48,165               44,165            11,383                9,641
                                                       ---------            ---------         ---------            ---------
     Diluted weighted - average shares                 2,976,637            3,110,288         3,157,660            3,264,212
                                                       =========            =========         =========            =========

     YEAR ENDED DECEMBER 31, 2000
     Basic weighted - average shares                   3,333,317            3,407,258         3,569,403            3,712,414
     Effect of dilutive securities                           242                  125                --                   --
                                                       ---------            ---------         ---------            ---------
     Diluted weighted - average shares                 3,333,559            3,407,383         3,569,403            3,712,414
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

ASSET AND LIABILITY MANAGEMENT

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2001, the Bank estimates that the ratio of its one-year gap to total assets was a negative 37.6% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 46.9%.

        The Bank focuses its lending activities on the origination of one-, three-, five- and seven-year adjustable-rate residential mortgage loans. Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates. As a result of the Bank's efforts, as of December 31, 2001, $218.6 million or 66.1% of the Bank's portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $138.3 million in seven-year ARMs.

     The Company's investment securities portfolio amounted to $100.9 million or 14.8% of the Company's total assets at December 31, 2001. Of such amount, no investment security is contractually due within one year and $599,000 or .6% is contractually due after one year to five years. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 2001, there was approximately $100.4 million of investment securities at an average interest rate of 6.41% with call options held by the issuer, of which approximately $82.3 million, at an average interest rate of 6.47%, are callable within one year. In the prevailing interest rate environment it is likely that a substantial amount of the higher yielding securities will be called.

        Deposits are the Bank's primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors' rates rather than deposit affordability. At December 31, 2001 the Bank had $418.2 million in certificates of deposit of which $313.0 million mature in one year or less. In 2001, the Bank repaid FHLB of Dallas advances upon maturity. At December 31, 2001, the Bank had $47.8 million of FHLB advances of which $34.9 million is due in one year or less.

NET PORTFOLIO VALUE

        The value of the Bank's loan and investment portfolio will change as interest rates change. Rising interest rates will generally decrease the Bank's net portfolio value ("NPV"), while falling interest rates will generally increase the value of that portfolio. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables set forth, quantitatively, as of December 31, 2001 and 2000, the OTS estimate of the projected changes in NPV in the event of a 100, 200 and 300 basis point instantaneous and permanent increase and decrease in market interest rates:

                                                         2001
-----------------------------------------------------------------------------------------------------------------------
                                                    Estimated NPV as a
  Change in                                           Percentage of
Interest Rates                                        Present Value                Amount                 Percent
(basis points)              Estimated NPV               of Assets                 of Change              of Change
---------------------    ----------------------    ----------------------    ----------------------    ----------------
                                                (Dollars in Thousands)
       +300                     53,383                       8.04%                  $ (34,922)                 (40)%
       +200                     65,331                       9.62                     (22,974)                 (26)
       +100                     77,354                      11.12                     (10,951)                 (12)
         --                     88,305                      12.43                          --                   --
       -100                     93,459                      12.98                       5,154                    6
       -200                           *                          *                           *                    *
       -300                           *                          *                           *                    *

* On December 31, 2001, the yield of the three month Treasury bill was 1.72%. As a result, the OTS NPV model did not produce results for the minus 200 or 300 basis points scenarios for December 31, 2001.

                                                         2000
-----------------------------------------------------------------------------------------------------------------------
                                                    Estimated NPV as a
   Change in                                           Percentage of
 Interest Rates                                        Present Value                Amount                 Percent
 (basis points)              Estimated NPV               of Assets                 of Change              of Change
---------------------    ----------------------    ----------------------    ----------------------    ----------------
                                                   (Dollars in Thousands)
       +300                    $ 22,393                      3.43%                  $ (55,311)                 (71)%
       +200                      40,778                      6.03                     (36,926)                 (48)
       +100                      59,813                      8.56                     (17,891)                 (23)
         --                      77,704                     10.79                          --                   --
       -100                      84,830                     11.59                       7,126                    9
       -200                      87,925                     11.89                      10,221                   13
       -300                      92,686                     12.38                      14,982                   19

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

        Management cannot predict future interest rates or their effect on the Bank's NPV. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods due to refinancing activity if market rates decrease. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

CHANGES IN FINANCIAL CONDITION

        GENERAL. At December 31, 2001, the Company's total assets amounted to $680.3 million as compared to $713.9 million at December 31, 2000. The $33.6 million or 4.7% decrease was primarily due to a decrease of $83.4 million or 45.3% in investment securities held to maturity and a decrease of $23.8 million or 4.8% in loans receivable, net. Such decreases were partially offset by an increase of $60.8 million in cash and cash equivalents and a $15.5 million increase from $284,000 to $15.8 million in prepaid expenses and other assets primarily due to a $15.0 million investment in bank owned life insurance.

        During 2001, investment securities totaling $57.7 million were purchased and $141.1 million matured or were called resulting in a net decrease of $83.4 million or 45.3% in investment securities at December 31, 2001 compared to December 31, 2000. The decrease in net loans receivable was primarily due to customer refinancings in the lower interest rate environment and the sale by the Bank of loans in the secondary mortgage market. Loan originations for the year ended December 31, 2001 consisted of $129.1 million in one- to four- family residential loans, $2.6 million in multi-family residential loans, $31.7 million in commercial loans, $28.9 million in construction loans and $52.6 million in consumer installment loans, of which $18.4 million consisted of automobile loans and $22.9 million consisted of home equity loans. At December 31, 2001, the Bank had outstanding loan commitments of $6.9 million, unused lines of credit of $8.4 million, and the undisbursed portion of construction loans of $10.1 million. Liabilities decreased $28.1 million or 4.4% to $609.2 million at December 31, 2001 compared to $637.3 million at December 31, 2000. The decrease in liabilities was primarily due to a decrease of $45.5 million or 48.8% in advances from the FHLB of Dallas which was partially offset by an increase of $15.6 million or 2.9% in deposits. The funds available from the sale of loans and the maturity of investment securities were used primarily to pay down FHLB of Dallas advances with the excess temporarily invested in cash and cash equivalents. Stockholders' equity amounted to $71.1 million or 10.4% of total assets at December 31, 2001 compared to $76.6 million or 10.7% of total assets at December 31, 2000.

        Nonperforming assets, consisting of nonperforming loans and repossessed assets, amounted to $3.6 million or .53% of total assets at December 31, 2001, compared to $1.9 million, or .27% of total assets at December 31, 2000. Such increase was primarily due to an increase in non-accruing loans secured by one-to four-family mortgage loans.

        LOANS RECEIVABLE. Net loans receivable decreased by $23.8 million, or 4.8%, to $474.5 million at December 31, 2001 from $498.3 million at December 31, 2000. Loan originations for 2001 totaled $244.9 million. The net loans receivable decrease was composed of decreases in single-family residential loans of $46.5 million or 12.3% and construction loans, net of undisbursed funds, of $1.1 million or 7.0%. Such decreases were partially offset by increases in commercial loans of $12.0 million or 20.6%, multi-family residential loans of $720,000 or 19.6%, and consumer loans of $10.7 million or 22.9%.

        Unearned loan fee income at December 31, 2001 amounted to $2.1 million, down from $2.7 million at December 31, 2000. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans. Undisbursed amounts of loans in process related to construction loans at December 31, 2001 were $10.1 million, compared to $9.1 million at December 31, 2000.

        ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was $923,000 at December 31, 2001, compared to $691,000 at December 31, 2000. The composition of the allowance remained relatively unchanged. There were no changes in concentrations, terms, methods or assumptions that occurred or significantly affected the allowance during the year ended December 31, 2001. Management compared the loan portfolio's loss experience ratios from year to year and adjusted the ratios to reflect current loss experience. Management also considered whether there were any other matters that might affect the adequacy of the allowance and identified no such matters.

        INVESTMENT SECURITIES. Investment securities, all of which were classified as held to maturity, amounted to $100.9 million as of December 31, 2001 compared to $184.3 million as of December 31, 2000. In 2001, approximately $55.5 million of government agency obligations and $2.2 of municipal bonds were purchased. Securities which matured or were called during 2001 amounted to $141.1 million, which resulted in a decrease of $83.4 million or 45.3% in investment securities at December 31, 2001 compared to December 31, 2000.

        DEPOSITS. Deposits at December 31, 2001 amounted to $555.9 million, an increase of $15.6 million or 2.9% from the December 31, 2000 balance of $540.3 million. The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers. In 1997, the Bank began offering special promotion certificate of deposits which continued throughout 2000 and into the second quarter of 2001. In the fourth quarter, the Bank began offering Bounce Protection TRADE MARK.
This program allows customers in good standing to overdraw their checking account up to defined limits. Customers get a little extra spending power while providing the Bank additional fee revenue.

        BORROWED FUNDS. Borrowed funds, which consist entirely of FHLB of Dallas advances, decreased by $45.5 million or 48.8% to $47.8 million at December 31, 2001 from $93.4 million at December 31, 2000. The FHLB of Dallas advances are being repaid upon maturity.

        STOCKHOLDERS' EQUITY. Stockholders' equity decreased $5.5 million to $71.1 million at December 31, 2001 from $76.6 million at December 31, 2000. The decrease in stockholders' equity was primarily due to the purchase of treasury stock totaling $10.7 million. In addition, during the twelve months ended December 31, 2001 cash dividends aggregating $1.4 million were paid. Such decreases in stockholders' equity were partially offset by net income in the amount of $5.5 million for the year ended December 31, 2001.

AVERAGE BALANCE SHEETS

        The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 2001. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 2001. Average balances are based on daily balances during the period.

                                                                       Year Ended December 31,
                                                 --------------------------------------------------------------------------
                                  December 31,
                                    2001                         2001                                  2000
                                --------------   -----------------------------------  -------------------------------------
                                                                             Average                              Average
                                   Yield/         Average                     Yield/      Average                  Yield/
                                    Cost          Balance       Interest      Cost        Balance     Interest     Cost
                                ---------------  -----------  -------------  --------  ------------  ---------  -----------
                                                                 (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                7.94%       $ 488,942    $ 39,678         8.12%     $ 481,112      $ 38,403       7.98%
  Investment securities(2)           6.27          144,457       9,561         6.62        194,454        13,479       6.93
  Other interest-earning assets      1.74           29,457         913         3.10          1,641           100       6.07
                                                 ---------    --------                   ---------      --------
     Total interest-earning
       assets                        7.08          662,856      50,152         7.57        677,207        51,982       7.68
Noninterest-earning assets                          27,662                                  23,175
                                                 ---------                               ---------
    Total assets                                 $ 690,518                               $ 700,382
                                                 =========                               =========
Interest-bearing liabilities:
  Deposits                           4.16        $ 543,919      27,497         5.06      $ 528,921        27,659       5.23
  Other borrowings                   6.41           66,409       4,365         6.57         87,999         5,584       6.35
                                                 ---------    --------                   ---------      --------
    Total interest-bearing
      liabilities                    4.34          610,328      31,862         5.22        616,920        33,243       5.39
Noninterest-bearing liabilities                      6,033                                   5,923
                                                 ---------                               ---------
    Total liabilities                              616,361                                 622,843
Stockholders' equity                                74,157                                  77,539
                                                 ---------                               ---------
    Total liabilities and
    stockholders' equity                         $ 690,518                               $ 700,382
                                                 =========                               =========
                                                              --------                                  --------
Net interest income                                           $ 18,290                                  $ 18,739
                                                              ========                                  ========
Net earning assets                               $  52,528                               $  60,287
                                                 =========                               =========
Interest rate spread                 2.74%                                     2.35%                                   2.29%
                                     ====                                      ====                                    ====
Net interest margin                                                            2.76%                                   2.77%
                                                                               ====                                    ====
Ratio of interest-earning
  assets to interest-bearing                                                 108.61%                                 109.77%
  interest-bearing liabilities                                               ======                                  ======

                                            Year Ended December 31,
                                                     1999
                                    ------------------------------------
                                                                Average
                                       Average                   Yield/
                                       Balance     Interest      Cost
                                    -----------   ----------   ---------
                                        (Dollars in Thousands)
Interest-earning assets:

  Loans receivable(1)               $ 447,631     $ 35,537       7.94%
  Investment securities(2)            164,790       11,052       6.71
  Other interest-earning assets        10,089          477       4.72
                                    ---------     --------
    Total interest-earning
      assets                          622,510       47,066       7.56
Noninterest-earning assets             23,099
                                    ---------
    Total assets                    $ 645,609
                                    =========
Interest-bearing liabilities:
  Deposits                          $ 501,820       24,566       4.90
  Other borrowings                     57,949        3,233       5.58
                                    ---------     --------
    Total interest-bearing
      liabilities                     559,769       27,799       4.97
Noninterest-bearing
  liabilities                          5,740
                                    ---------
    Total liabilities                565,509
Stockholders' equity                  80,100
                                    ---------
     Total liabilities and
       stockholders' equity        $ 645,609
                                   =========
                                                  --------
Net interest income                               $ 19,267
                                                  ========
Net earning assets                 $  62,741
                                   =========

Interest rate spread                                             2.59%
                                                               ======
Net interest margin                                              3.10%
                                                               ======
Ratio of interest-earning
  assets to interest-bearing                                   111.21%
  interest-bearing liabilities                                 ======

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

                                                                       Year Ended December 31,
                              ------------------------------------------------------------------------------------------------------
                                                 2001 vs. 2000                                        2000 vs. 1999
                              -------------------------------------------------    -------------------------------------------------
                                      Increase (Decrease)                                   Increase (Decrease)
                                             Due to                                               Due to
                              --------------------------------                     ----------------------------------
                                                                      Total                                               Total
                                                        Rate/        Increase                                  Rate/     Increase
                               Volume       Rate       Volume       (Decrease)      Volume        Rate        Volume    (Decrease)
                              ---------    -------    ---------    ------------    ---------    ---------    --------   -----------
                                                                           (In Thousands)
Interest Income:
 Loans receivable..........    $   625       $  639     $   11       $  1,275        $ 2,658     $    194      $   14      $ 2,866
 Investment securities.....     (3,466)        (609)       157         (3,918)         1,989          371          67        2,427
 Other interest-earning
   assets.................       1,688          (49)      (826)           813           (399)         135        (113)        (377)
                               -------       ------     ------       --------        -------     --------      ------      -------
    Total interest-earning
       Assets..............     (1,153)         (19)      (658)        (1,830)         4,248          700         (32)       4,916
                               -------       ------     ------       --------        -------     --------      ------      -------

Interest expense:
 Deposits..................        784         (920)       (26)          (162)         1,327        1,676          90        3,093
 Other borrowings..........     (1,370)         200        (49)        (1,219)         1,676          444         231        2,351
                               -------       ------     ------       --------        -------     --------      ------      -------
    Total interest-bearing
      Liabilities..........       (586)        (720)       (75)        (1,381)         3,003        2,120         321        5,444
                               -------       ------     ------       --------        -------     --------      ------      -------
Net change in net interest
  income                       $  (567)      $  701     $ (583)      $   (449)       $ 1,245     $ (1,420)     $ (353)     $  (528)
                               =======       ======     ======       ========        =======     ========      ------      -------

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000.

        GENERAL. The Company reported net income of $5.5 million for the year ended December 31, 2001 compared to $5.6 million for the same period in 2000. The decrease of $132,000 or 2.4% in net income in 2001 compared to 2000 was due to a decrease in net interest income, an increase in the provision for loan losses and an increase in noninterest expenses which were partially offset by a decrease in income taxes and an increase in noninterest income.

        NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $18.3 million in 2001, a decrease of $449,000 or 2.4% compared to $18.7 million for 2000. The Company's interest rate spread increased to 2.35% for 2001 from 2.29% for 2000. The Company's net interest margin remained relatively stable at 2.76% for 2001 compared to 2.77% for 2000.

        INTEREST INCOME. Interest income amounted to $50.2 million for the year ended December 31, 2001 compared to $52.0 million for the same period in 2000. The decrease of $1.8 million or 3.5% was primarily due to a decrease in the average balance and in the average yield earned on investment securities. Such decrease in interest income was partially offset by an increase in the average balance of other interest-earning assets, primarily overnight interest bearing cash accounts. The average balance of loans receivable increased as well as the average yield earned on such assets.

        INTEREST EXPENSE. Interest expense decreased $1.4 million or 4.2% to $31.9 million for the year ended December 31, 2001 compared to $33.3 million for the same period in 2000. Such decrease was primarily due to a decrease in the average balance of FHLB of Dallas advances, as well as a decrease in the average rate paid on deposit accounts. Such decreases were partially offset by an increase in the average balance of deposits.

        PROVISION FOR LOAN LOSSES. Provisions for loan losses amounted to $452,000 for 2001. No provisions for loan losses were made in 2000. Provisions for loan losses include charges to reduce the recorded balance of loans to their estimated fair value. Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The reasons for the increase in 2001 compared to 2000 were primarily due to an increase in nonperforming loans, economic conditions, and an increase in commercial and consumer loans.

        NONINTEREST INCOME. Noninterest income amounted to $3.7 million for the year ended December 31, 2001 compared to $2.0 million for the same period in 2000. The increase of $1.7 million or 87.4% was due primarily to an increase of $659,000 from $89,000 to $748,000 in gain on the sale of mortgage loans in the secondary mortgage market, an increase of $119,000 from $36,000 to $155,000 on additional loan fees related to loan sales, an increase of $306,000 or 28.2% from $1.1 million to $1.4 million in deposit fee income, an increase of $373,000 in earnings on bank owned life insurance purchased in 2001, an increase of $92,000 from $86,000 to $178,000 in loan related insurance commissions and a decline in the loss recognized from the operations of foreclosed property from a loss of $111,000 for 2000 to none in 2001.

        NONINTEREST EXPENSE. Noninterest expenses increased $1.2 million or 9.7% to $13.6 million for the year ended December 31, 2001 compared to $12.4 million for the year ended December 31, 2000. Such increase in noninterest expenses during 2001 was primarily due to increases in salaries and employee benefits, data processing expenses, postage and supplies, net occupancy expense, advertising expense and to a nonrecurring expense. Salaries and employee benefits, excluding the nonrecurring death benefit of $352,000 as explained below, amounted to $8.1 million compared to $7.9 million resulting in an increase of $241,000 or 3.10% for the years ended December 31, 2001 and 2000, respectively. Such increase in salaries and employee benefits was due to an increase in personnel, normal salary and merit increases, and to an increase in the employee stock ownership plan expense due to the increase in the Company's average stock price. A nonrecurring expense was incurred in the amount of $352,000 for a death benefit payable pursuant to the employment contract of the Bank's Chief Executive Officer and Chairman of the Board as a result of his death in May 2001. Such increase in salaries and employee benefits was partially offset by a decline of $473,000 in the management recognition and retention plan expense from $771,000 for the year ended 2000 to $298,000 for the year ended 2001 as a result of the awarded shares being fully vested. There will be no comparable expense for 2002. Data processing expense increased $184,000 or 20.0% from $921,000 to $1.1 million between 2000 and 2001, respectively. The increase in data processing expense was primarily due to growth in electronic banking services. Postage and supplies amounted to $546,000 compared to $479,000 or an increase of $67,000 for the twelve month periods ended December 31, 2001 and 2000, respectively. Advertising expense increased $43,000 or 14.2% from $300,000 to $343,000 between 2000 and 2001, respectively. The increase in advertising expense was primarily due to growth and increased advertising rates.

        INCOME TAXES. Income taxes amounted to $2.5 million and $2.7 million for the years ended December 31, 2001 and December 31, 2000, respectively, resulting in effective tax rates of 31.6% and 32.9%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999.

        GENERAL. The Company reported net income of $5.6 million for the year ended December 31, 2000 compared to $6.3 million for the same period in 1999. The decrease of $688,000 or 11.0% in net income in 2000 compared to 1999 was due to a decrease in net interest income and an increase in noninterest expenses which were partially offset by a decrease in income taxes and an increase in noninterest income.

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

LIQUIDITY AND CAPITAL RESOURCES

        The Bank's liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, collections on outstanding loans, maturities and calls of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank has borrowed from the FHLB of Dallas. At
December 31, 2001, the Bank had outstanding advances from the FHLB of Dallas of $47.8 million. Such advances were used in the Bank's normal operating and investing activities.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various lending products. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to repay maturing FHLB of Dallas advances, and to fund loan commitments. At December 31, 2001, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $6.9 million. At the same date, the undisbursed portion of construction loans approximated $10.1 million. The Bank's unused lines of credit at December 31, 2001 were approximately $8.4 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $313.0 million. Management believes that a significant portion of maturing deposits will remain with the Bank. FHLB of Dallas advances scheduled to mature within one year at December 31, 2001 totaled $34.9 million. No investment securities are scheduled to mature in one year or less at December 31, 2001. However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties. As of December 31, 2001, there was approximately $82.0 million of investment securities with call options held by the issuer exercisable within one year.

        As of December 31, 2001, the Bank's regulatory capital was well in excess of all applicable regulatory requirements. At December 31, 2001, the Bank's tangible, core and risk-based capital ratios amounted to 9.79%, 9.79% and 17.29%, respectively, compared to regulatory requirements of 1.5%, 4.0% and 8.0%, respectively.

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

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
March 1, 2002

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001, 2000 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                2001           2000
ASSETS
Cash and cash equivalents:
 Cash and collection items                                                    $  11,199       $  11,445
 Interest-bearing deposits with banks                                            61,127             119
                                                                              ---------       ---------
        Total cash and cash equivalents                                          72,326          11,564

Investment securities -
 Held to maturity, at amortized cost (fair value at December 31, 2001
  and 2000, of $101,432 and $180,103, respectively)                             100,878         184,310
Federal Home Loan Bank stock, at cost                                             4,918           5,098
Loans receivable, net of allowance at December 31, 2001 and 2000,
 of $923 and $691, respectively                                                 474,494         498,305
Accrued interest receivable                                                       4,420           6,910
Real estate acquired in settlement of loans, net                                    455             261
Office properties and equipment, net                                              7,006           7,170
Prepaid expenses and other assets                                                15,758             284
                                                                              ---------       ---------
TOTAL                                                                         $ 680,255       $ 713,902
                                                                              =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits:
  Interest-bearing                                                            $ 536,924       $ 524,712
  Noninterest-bearing                                                            19,009          15,615
                                                                              ---------       ---------
        Total deposits                                                          555,933         540,327

Federal Home Loan Bank advances                                                  47,844          93,359
Advance payments by borrowers for taxes and insurance                               929           1,006
Other liabilities                                                                 4,484           2,588
                                                                              ---------       ---------
        Total liabilities                                                       609,190         637,280
                                                                              ---------       ---------
STOCKHOLDERS' EQUITY:
 Preferred stock, no par value, 5,000,000 shares authorized, none issued
 Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751
   shares issued, 3,050,959 and 3,553,981 shares outstanding at                      52              52
   December 31, 2001 and 2000, respectively
Additional paid-in capital                                                       51,434          51,045
Employee stock benefit plans                                                     (1,967)         (2,680)
Retained earnings - substantially restricted                                     60,736          56,713
                                                                              ---------       ---------
                                                                                110,255         105,130
Treasury stock, at cost, 2,102,792 and 1,599,770 shares at
  December 31, 2001 and 2000, respectively                                      (39,190)        (28,508)
                                                                              ---------       ---------
        Total stockholders' equity                                               71,065          76,622
                                                                              ---------       ---------
TOTAL                                                                         $ 680,255       $ 713,902
                                                                              =========       =========

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                  2001           2000           1999
INTEREST INCOME:
 Loans receivable                                               $ 39,678       $ 38,403        $ 35,537
 Investment securities                                             9,561         13,479          11,052
 Other                                                               913            100             477
                                                                --------       --------        --------
        Total interest income                                     50,152         51,982          47,066

INTEREST EXPENSE:
 Deposits                                                         27,497         27,659          24,566
 Federal Home Loan Bank advances                                   4,365          5,584           3,233
                                                                --------       --------        --------
        Total interest expense                                    31,862         33,243          27,799
                                                                --------       --------        --------
NET INTEREST INCOME                                               18,290         18,739          19,267
PROVISION FOR LOAN LOSSES                                            452              -              20
                                                                --------       --------        --------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                  17,838         18,739          19,247

NONINTEREST INCOME:
 Deposit fee income                                                1,394          1,087             971
 Gain on sale of secondary market loans                              748             89             189
 Other                                                             1,603            822             616
                                                                --------       --------        --------
        Total noninterest income                                   3,745          1,998           1,776
                                                                --------       --------        --------
NONINTEREST EXPENSES:
 Salaries and employee benefits                                    8,488          7,895           7,080
 Net occupancy expense                                             1,136          1,087             933
 Federal insurance premiums                                          101            106             285
 Provision for real estate losses                                      8             14             312
 Data processing                                                   1,105            921             883
 Postage and supplies                                                546            479             446
 Other                                                             2,212          1,896           1,655
                                                                --------       --------        --------
        Total noninterest expenses                                13,596         12,398          11,594
                                                                --------       --------        --------
INCOME BEFORE INCOME TAXES                                         7,987          8,339           9,429
INCOME TAX PROVISION                                               2,527          2,747           3,149
                                                                --------       --------        --------
NET INCOME                                                      $  5,460       $  5,592        $  6,280
                                                                ========       ========        ========
EARNINGS PER SHARE:
 Basic                                                          $   1.76       $   1.60        $   1.57
                                                                ========       ========        ========
 Diluted                                                        $   1.75       $   1.60        $   1.57
                                                                ========       ========        ========

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE) DATA

                                    ISSUED
                                   COMMON STOCK     ADDITIONAL     EMPLOYEE                      TREASURY STOCK          TOTAL
                               -------------------   PAID-IN        STOCK      RETAINED      ---------------------    STOCKHOLDERS'
                                   SHARES  AMOUNT    CAPITAL    BENEFIT PLANS  EARNINGS        SHARES      AMOUNT        EQUITY

BALANCE, JANUARY 1, 1999        5,153,751  $  52    $ 50,487     $ (5,037)    $ 47,678         640,991  $ (12,157)     $ 81,023

 Net income                                                                      6,280                                    6,280
 Release of ESOP shares                                  316          416                                                   732
 Stock compensation
   expense                                                            754                                                   754
 Tax effect of stock
    compensation plans                                   (10)                                                               (10)
 Purchase of treasury
   stock, at cost                                                                              473,386     (8,604)       (8,604)
 Dividends paid                                                                 (1,360)                                  (1,360)
                                ---------  -----    --------     --------    ---------       ---------  ---------      --------
BALANCE, DECEMBER 31, 1999      5,153,751     52      50,793       (3,867)      52,598        1,114,37    (20,761)       78,815

 Net income                                                                      5,592                                    5,592
 Release of ESOP shares                                  259          416                                                   675
 Stock compensation expense                                           771                                                   771
 Tax effect of stock
   compensation plans                                     (7)                                                                (7)
 Purchase of treasury
   stock, at cost                                                                              485,393     (7,747)       (7,747)
 Dividends paid                                                                 (1,477)                                  (1,477)
                                ---------  -----    --------     --------    ---------       ---------  ---------      --------
BALANCE, DECEMBER 31, 2000      5,153,751     52      51,045       (2,680)      56,713       1,559,770    (28,508)       76,622

 Net income                                                                      5,460                                    5,460
 Release of ESOP shares                                  434          416                                                   850
 Stock compensation expense                                           297                                                   297
 Tax effect of stock
   compensation plans                                    (45)                                                               (45)
 Purchase of treasury
   stock, at cost                                                                              503,022    (10,682)      (10,682)
 Dividends paid                                                                 (1,437)                                  (1,437)
                                =========  =====    ========     ========    =========       =========  =========      ========
BALANCE, DECEMBER 31, 2001      5,153,751  $  52    $ 51,434     $ (1,967)    $ 60,736       2,102,792  $ (39,190)     $ 71,065
                                =========  =====    ========     ========    =========       =========  =========      ========

See notes to consolidated financial statements

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 (IN THOUSANDS)

                                                                   2001            2000           1999
OPERATING ACTIVITIES:
 Net income                                                      $  5,460        $  5,592       $  6,280
 Adjustments to reconcile net income to net cash
 provided by operating activities:
 Provision for loan losses                                            452               -             20
 Provision for real estate losses                                       8              14            312
 Deferred tax provision (benefit)                                      22             251           (192)
 Federal Home Loan Bank stock dividends                              (206)           (367)          (220)
 (Gain) loss on disposition of fixed assets                           (27)              -             (6)
 (Gain) loss on sale of repossessed assets, net                        15              (4)            (6)
 Originations of loans held for sale                              (64,655)         (8,847)       (14,931)
 Proceeds from sales of loans                                      60,633           8,603         15,574
 Gain on sale of mortgage loans originated to sell                   (748)            (89)          (189)
 Depreciation                                                         704             670            554
 Depreciation on real estate owned                                      -              32            129
 Accretion of deferred loan fees, net                                (673)           (444)          (735)
 Release of ESOP shares                                               850             675            732
 Bank owned life insurance earnings                                  (373)              -              -
 Stock compensation expense                                           297             771            754
 Changes in operating assets and liabilities:
  Accrued interest receivable                                       2,490            (933)        (1,222)
  Prepaid expenses and other assets                                   (82)            224           (299)
  Other liabilities                                                  (171)            113            305
                                                                 --------        --------       --------
     Net cash provided by operating activities                      3,996           6,261          6,860
                                                                 --------        --------       --------
INVESTING ACTIVITIES:
 Purchases of investment securities - held to maturity            (55,673)        (11,020)       (86,405)
 Proceeds from maturities of investment securities -
   held to maturity                                               141,105           9,500         30,182
 Federal Home Loan Bank stock redeemed                                385               -              -
 Purchase of bank owned life insurance                            (15,000)              -              -
 Loan originations, net of repayments                              28,081         (36,789)       (17,608)
 Proceeds from sales of repossessed assets                            472           2,923            235
 Proceeds from sales of office properties and equipment                40               -              -
 Purchases of office properties and equipment                        (539)         (1,029)        (1,332)
                                                                 --------        --------       --------
     Net cash provided by (used in) investing activities           98,871         (36,415)       (74,928)
                                                                 --------        --------       --------
                                                                                               (Continued)

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 (IN THOUSANDS)

                                                                     2001         2000           1999
FINANCING ACTIVITIES:
 Net increase in deposits                                         $ 15,606     $  32,452       $ 26,782
 Advances from Federal Home Loan Bank                                2,450       155,075         87,350
 Repayment of advances from Federal Home Loan Bank                 (47,965)     (145,688)       (52,363)
 Net increase (decrease) in advance payments by borrowers
   for taxes and insurance                                             (77)          (83)            83
 Purchase of treasury stock                                        (10,682)       (7,747)        (8,604)
 Dividends paid                                                     (1,437)       (1,477)        (1,360)
 Distributions related to minority interest                              -          (797)             -
                                                                  --------     ---------       --------
      Net cash provided by (used in) financing activities          (42,105)       31,735         51,888
                                                                  --------     ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                   60,762         1,581         16,180

CASH AND CASH EQUIVALENTS:
 Beginning of year                                                  11,564         9,983         26,163
                                                                  --------     ---------       --------
 End of year                                                      $ 72,326     $  11,564       $  9,983
                                                                  ========     =========       ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION -
 Cash paid for:
 Interest                                                         $ 32,469     $  32,816       $ 27,565
                                                                  ========     =========       ========
 Income taxes                                                     $  2,587     $   2,475       $  3,434
                                                                  ========     =========       ========
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING ACTIVITIES:
 Real estate acquired in settlement of loans                      $    642     $     380       $    649
                                                                  ========     =========       ========
 Loans to facilitate sales of real estate owned                   $     18     $   1,170       $    325
                                                                  ========     =========       ========
 Investment securities purchased, not settled                     $  2,000     $       -       $  6,000
                                                                  ========     =========       ========
                                                                                               (Concluded)

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION - First Federal Bancshares of Arkansas, Inc. (the "Company") is a unitary holding company which owns all of the stock of First Federal Bank of Arkansas, FA (the "Bank"). The Bank provides a broad line of financial products to individuals and small to medium-sized businesses. The consolidated financial statements also include the accounts of the Bank's wholly-owned subsidiary, First Harrison Service Corporation ("FHSC"), whose activities were limited to owning a 75% interest in a partnership that owned a hotel which had been repossessed by the Bank and a participating lender. The property was sold in the second quarter of 2000 and the partnership has been dissolved. At December 31, 2001, the Bank has an $850,000 loan to the entity that purchased the hotel. All material intercompany transactions have been eliminated in consolidation.

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

     The Federal Reserve Bank ("FRB") requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. As of December 31, 2001, no reserves were required to be maintained on the first $5.7 million of transaction accounts, reserves of 3% were required to be maintained against the next $41.3 million of net transaction accounts (with such dollar amounts subject to adjustment by the FRB), and a reserve of 10% (which is subject to adjustment by the FRB to a level between 8% and 14%) against all remaining net transaction accounts. Required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank. The average amount of the reserve balances maintained at the FRB for the year ended December 31, 2001 and 2000, was approximately $391,000 and $303,000, respectively.

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

     Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of tax in other comprehensive income. Investment securities in the available for sale portfolio may be used as part of the Company's asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk, or other economic factors. At December 31, 2001 and 2000, the Company did not own any investment securities classified as available for sale.

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

     Mortgage loans originated and committed for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Such loans are carried at cost due to the short period of time between funding and sale, generally two to three weeks.

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

     Management's periodic evaluation of the appropriateness of the allowance is based on several factors, including the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

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

     OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation of office properties and equipment using the straight-line method over the estimated useful lives of the individual assets which range from 3 to 40 years.

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

     RECENTLY ISSUED ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, BUSINESS COMBINATIONS. This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, BUSINESS COMBINATIONS, and SFAS No. 38, ACCOUNTING FOR PREACQUISITION CONTINGENCIES OF PURCHASED ENTERPRISES. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. This Statement does not change many of the provisions of Opinion 16 and Statement 38 related to the application of the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

     In June 2001, the FASB also issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, INTANGIBLE ASSETS. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. This Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of this Statement.

     Based on its current activities, management does not expect these statements to have a material effect on the financial position, results of operations, or cash flows of the Company.

     RECLASSIFICATIONS - Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 2001.

2.   INVESTMENT SECURITIES

     Investment securities consisted of the following at December 31 (in thousands):

                                                                      2001
                                     -------------------------------------------------------------------
                                                            GROSS             GROSS
                                        AMORTIZED         UNREALISED        UNREALISED          FAIR
HELD TO MATURITY                           COST             GAINS             LOSSES            VALUE
Municipal securities                   $   5,514             $  21          $      99         $   5,436
U.S. Government and
Agency obligations                        95,364               837                205            95,996
                                       ---------             -----          ---------         ---------
                                       $ 100,878             $ 858          $     304         $ 101,432
                                       =========             =====          =========         =========
                                                                      2000
                                     -------------------------------------------------------------------
                                                           GROSS              GROSS
                                         AMORTIZED       UNREALISED        UNREALISED           FAIR
HELD TO MATURITY                            COST           GAINS             LOSSES             VALUE

U.S. Government and
  Agency obligations                   $ 184,310             $ 124          $   4,331         $ 180,103
                                       =========             =====          =========         =========

     The Company has pledged investment securities held to maturity with carrying values of approximately $16.3 million and $14 million at December 31, 2001 and 2000, respectively, as collateral for certain deposits in excess of $100,000.

     The scheduled maturities of debt securities at December 31, 2001, by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             2001
                                            --------------------------------------
                                                  AMORTIZED               FAIR
                                                    COST                  VALUE
Due from one year to five years                 $     599               $     624
Due from five years to ten years                   19,098                  19,227
Due after ten years                                81,181                  81,581
                                                ---------               ---------
Total                                           $ 100,878               $ 101,432
                                                =========               =========

     As of December 31, 2001 and 2000, substantially all investments have call options held by the issuer, of which approximately $82 million and $174 million, respectively, were callable within one year.

3.    LOANS RECEIVABLE

      Loans receivable consisted of the following at December 31 (in thousands):

                                                                         2001                   2000
FIRST MORTGAGE LOANS:
 One- to- four family residences                                       $ 330,844              $ 377,341
 Other properties                                                         51,282                 41,751
 Construction                                                             24,842                 24,937
 Less:
  Unearned discounts                                                        (216)                  (191)
  Undisbursed loan funds                                                 (10,144)                (9,126)
  Deferred loan fees, net                                                 (2,127)                (2,747)
                                                                       ---------              ---------
     Total first mortgage loans                                          394,481                431,965
                                                                       ---------              ---------
Consumer and other loans:
 Commercial loans                                                         23,451                 20,239
 Automobile                                                               20,506                 16,051
 Consumer loans                                                            7,083                  5,893
 Home equity and second mortgage                                          24,933                 19,797
 Savings loans                                                             1,464                  2,042
 Other                                                                     3,234                  2,768
 Deferred loan costs                                                         265                    241
                                                                       ---------              ---------
     Total consumer and other loans                                       80,936                 67,031
                                                                       ---------              ---------
Allowance for loan losses                                                   (923)                  (691)
                                                                       ---------              ---------
     Loans receivable, net                                             $ 474,494              $ 498,305
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

      At December 31, 2001 and 2000, loans receivable included loans committed to be sold with net book values of $5.5 million and $788,000, respectively.

      In the normal course of business, the Bank has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests was approximately $1.9 million and $4.9 million at December 31, 2001 and 2000, respectively.

      Loans identified by management as impaired at December 31, 2001 and 2000, were not significant. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

4.    LOAN SERVICING

      Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2001 and 2000, were $377,000 and $523,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

5.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable consisted of the following at December 31 (in thousands):

                                                                          2001                      2000
       Loans                                                            $ 2,840                   $ 3,292
       Investment securities                                              1,580                     3,618
                                                                        -------                   -------
            Total                                                       $ 4,420                   $ 6,910
                                                                        =======                   =======

6.    ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

      A summary of the activity in the allowances for loan and real estate losses is as follows for the years ended December 31 (in thousands):

                                              2001                         2000                      1999
                                     --------------------------  -------------------------  ----------------------
                                         LOANS      REAL ESTATE    LOANS    REAL ESTATE       LOANS     REAL ESTATE
      Balance, beginning of year         $ 691         $ -        $ 752         $  -         $ 771       $   -

       Provisions for estimated
        losses                             452           8            -           14            20         312
       Recoveries                           17           -           27            -            28           -
       Losses charged off                 (237)         (8)         (88)         (14)          (67)       (312)
                                         -----        ----        -----         ----         -----       -----
      Balance, end of year               $ 923         $ -        $ 691         $  -         $ 752       $   -
                                         =====        ====        =====         ====         =====       =====

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

8.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment consisted of the following at December 31 (in thousands):

                                                                                   2001                2000
      Land                                                                       $  2,508            $  2,508
      Buildings and improvements                                                    4,334               4,330
      Furniture and equipment                                                       4,716               4,686
      Automobiles                                                                     645                 574
                                                                                 --------            --------
                Total                                                              12,203              12,098

      Accumulated depreciation                                                     (5,197)             (4,928)
                                                                                 --------            --------
                Office properties and equipment, net                             $  7,006            $  7,170
                                                                                 ========            ========

      Depreciation expense for the years ended December 31, 2001, 2000, and 1999, amounted to approximately $704,000, $670,000, and $554,000, respectively.

9.    DEPOSITS

      Deposits are summarized as follows at December 31 (in thousands):

                                                                                      2001              2000
       Demand and NOW accounts, including noninterest-bearing
        deposits of $19,009 and $15,615 in 2001 and 2000, respectively              $  75,849        $  66,026
       Money market                                                                    35,119           16,980
       Regular savings                                                                 26,784           24,300
       Certificates of deposit                                                        418,181          433,021
                                                                                     ---------        ---------
               Total                                                                $ 555,933        $ 540,327
                                                                                     =========        =========

      The aggregate amount of time deposits in denominations of $100 thousand or more was approximately $98 million and $90 million at December 31, 2001 and 2000, respectively.

      At December 31, 2001, scheduled maturities of certificates of deposit are as follows (in thousands):

        YEARS ENDING DECEMBER 31:
         2002                                                                                      $ 312,968
         2003                                                                                         57,776
         2004                                                                                         11,483
         2005                                                                                         14,566
         2006 and thereafter                                                                          21,388
                                                                                                   ---------
                Total                                                                              $ 418,181
                                                                                                   =========

      Interest expense on deposits consisted of the following (in thousands):

                                                                                    YEARS ENDED
                                                                                    DECEMBER 31,
                                                                    ---------------------------------------------
                                                                       2001              2000              1999
         NOW and money market                                       $  1,923           $  1,688         $  1,488
         Regular savings and certificate accounts                     25,662             26,094           23,182
         Early withdrawal penalties                                      (88)              (123)            (104)
                                                                    --------           --------         --------
                Total                                               $ 27,497           $ 27,659         $ 24,566
                                                                    ========           ========         ========

     Eligible deposits of the Bank are insured up to $100 thousand by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

     Legislation, passed by the U.S. House of Representatives and the Senate, was signed into law by the President on September 30, 1996, to recapitalize the SAIF. The legislation also mandated that the deposit insurance premiums charged to SAIF-insured institutions (such as the Bank) decline to approximately 6.50 basis points effective January 1, 1997. Effective
     July 1, 1998, the deposit insurance premium declined to 6.10 basis points, effective July 1, 1999, the deposit insurance premium declined to 5.80 basis points, effective July 1, 2000, the deposit insurance premium declined to 2.06 basis points, and effective July 1, 2001, the deposit insurance premium declined to 1.88 basis points.

10.   FEDERAL HOME LOAN BANK ADVANCES

      The Bank pledges as collateral for FHLB advances their FHLB stock and has entered into blanket collateral agreements with the FHLB. The Bank agrees to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser 75% of the unpaid principal balance of the Bank's first mortgage collateral and 45% of the home equity and commercial loans or 35% of the Bank's assets. Advances at December 31, 2001 and 2000, consisted of the following (in thousands):

                                                 2001                                2000
                                            --------------------------------------------------------
                                               WEIGHTED                     WEIGHTED
                                               AVERAGE                      AVERAGE
                                                RATE         AMOUNT          RATE           AMOUNT
          Amounts maturing in years ending
           December 31:
           2001                                                                6.68%       $ 47,500
           2002                                 6.40%       $ 34,944           6.55%         32,959
           2003                                 6.41%          6,000           6.41%          6,000
           2004                                 6.07%          1,000           6.07%          1,000
           2005                                 6.54%          4,900           6.54%          4,900
           2006                                    -               -              -               -
           Thereafter                           6.44%          1,000           6.44%          1,000
                                                            --------                       --------
                Total                           6.41%       $ 47,844           6.60%       $ 93,359
                                                            ========                       ========

11.   INCOME TAXES

      The provisions (benefits) for income taxes are summarized as follows (in thousands):

                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                               -------------------------------------------------
                                                                    2001                2000               1999
          Income tax provision (benefit):
           Current                                                 $ 2,505             $ 2,496            $ 3,341
           Deferred                                                     22                 251               (192)
                                                                   -------             -------            -------
                Total                                              $ 2,527             $ 2,747            $ 3,149
                                                                   =======             =======            =======

      The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows (in thousands):

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                          ------------------------------------------------------------------------
                                                    2001                    2000                       1999
          Taxes at statutory rate         $ 2,715         34.0%     $ 2,835          34.0%     $ 3,206         34.0%
          Increase (decrease)
           resulting from:
            State income tax, net
            Other, net                       (188)        (2.4)%        (88)         (1.1%)        (57)        (0.6%)
                                          -------        -----      -------         -----      -------        -----
                  Total                   $ 2,527         31.6%     $ 2,747          32.9%     $ 3,149         33.4%
                                          =======        =====      =======         =====      =======        =====

The Company's net deferred tax liability account was comprised of the following at December 31 (in thousands):

                                                                               2001          2000
   Deferred tax assets:                                                      $  140        $   334
    Stock based compensation                                                     26             26
    Real estate acquired in settlement of loans                                 164             55
    Allowance for loan losses                                                     -             88
    Other                                                                    ------        -------
         Total deferred tax assets                                              330            503
                                                                             ------        -------
   Deferred tax liabilities:
    Office properties                                                          (243)          (262)
    federal Home Loan Bank stock                                               (770)          (902)
                                                                             ------        -------
         Total deferred tax liabilites                                       (1,013)        (1,164)
                                                                             ------        -------
         Net deferred tax liability                                          $ (683)       $  (661)
                                                                             ======        =======

      Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution's base year, as defined. Base year reserves totaled approximately $4.2 million. Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 2001 and 2000. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank. No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

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

      Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. Options granted are summarized as follows:

                                                                                                     WEIGHTED AVERAGE
             YEAR                                              RANGE OF                                  REMAINING
            GRANTED                                         EXERCISE PRICES                           CONTRACT LIFE
            1997                                            $ 19.25 - 20.38                               5.0 years
            1998                                              23.25 - 24.00                               5.8 years
            1999                                              17.06 - 18.63                               6.9 years
            2000                                              14.75 - 18.25                               8.7 years
            2001                                              18.69 - 22.70                               9.5 years

A summary of the status of the Company's SOP as of December 31, 2001, 2000, and 1999, and changes during the years ending on those dates are presented below:

                                                                                                     WEIGHTED
                                                                                                      AVERAGE
                                                                                                     EXERCISE
                                                                                    SHARES             PRICE
       Outstanding at January 1, 1999                                              503,873             $ 19.37

       Granted                                                                       5,000               18.23
       Forfeited                                                                   (11,508)              19.67
                                                                                   -------
       Outstanding at December 31, 1999                                            497,365               19.35

       Granted                                                                       5,000               17.55
       Forfeited                                                                    (1,800)              18.98
                                                                                   -------
       Outstanding at December 31, 2000                                            500,565               19.34

       Granted                                                                       8,000               20.53
       Forfeited                                                                         -                   -
                                                                                   -------             -------
       Outstanding at December 31, 2001                                            508,565             $ 19.36
                                                                                   =======             =======
       Options exercisable at December 31, 2001                                    495,365             $ 19.34
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

                                      2001                         2000                           1999
                          ---------------------------  -----------------------------  ----------------------------
                          AS REPORTED     PRO FORMA     AS REPORTED     PRO FORMA     AS REPORTED     PRO FORMA

       Net income (in
         thousands)         $ 5,460        $ 4,934        $ 5,592        $ 5,072        $ 6,280        $ 5,763
       Earnings per
         share:
       Basic                $  1.76        $  1.59        $  1.60        $  1.45        $  1.57        $  1.44

       Diluted              $  1.75        $  1.58        $  1.60        $  1.45        $  1.57        $  1.44

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

The fair value of options granted during 2000 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions: expected volatility - 25%, expected life of options - 7.0 years, risk-free interest rate
- 6.04% to 6.20% and expected dividend rate - 2.19% to 2.71%. The weighted average fair value of options granted during the fiscal year ended December 31, 2001, was $6.36 per share.

The fair value of options granted during 2001 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions: expected volatility - 18% to 22%, expected life of options - 7.0 years, risk-free interest rate - 4.89% to 5.11% and expected dividend rate - 1.90% to 2.10%. The weighted average fair value of options granted during the fiscal year ended December 31, 2001, was $6.25 per share.

MANAGEMENT RECOGNITION AND RETENTION PLAN - The Management Recognition and Retention Plan ("MRR Plan") provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares have been granted through December 31, 2001. Compensation expense has been recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period which ended in May 2001. Shares granted will be deemed vested in the event of disability or death. All shares granted under the plan have been purchased in the open market at a total cost of $4.4 million. Approximately $298,000, $771,000, and $754,000 in compensation expense was recognized during the years ended December 31, 2001, 2000, and 1999, respectively.

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

Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions. During each of the years ended December 31, 2001, 2000, and 1999, 41,604 shares were released by the ESOP to participant accounts. At December 31, 2001, there were 227,503 shares allocated to participant accounts and 176,816 unallocated shares. The fair value of the unallocated shares amounted to approximately $4.1 million at December 31, 2001.

During the years ended December 31, 2001, 2000, and 1999, ESOP expense was approximately $754,000, $571,000, and $636,000, respectively.

OTHER POSTRETIREMENT BENEFITS - The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available. The plan is noncontributory and covers substantially all employees. The plan provides a retirement benefit and a death benefit. Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or next month following the seventieth birthday or the participant may elect a lump-sum distribution. Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. There was no net pension cost for the years ended December 31, 2001, 2000, and 1999.

13.    EARNINGS PER SHARE

                                                               YEAR ENDED  DECEMBER 31, 2001
                                                --------------------------------------------------------------
                                                          INCOME                 SHARES                PER SHARE
                                                        (NUMERATOR)           (DENOMINATOR)             AMOUNT
      Basic EPS -
       Income available to common stockholders          $ 5,459,546            3,097,877               $ 1.76

      Effect of dilutive securities -
       Stock options                                              -               29,020
                                                        -----------            ---------
      Diluted EPS -
       Income available to common stockholders
        and assumed conversions                         $ 5,459,546            3,126,897               $ 1.75
                                                        ===========            =========

                                                               YEAR ENDED DECEMBER 31, 2001
                                                --------------------------------------------------------------
                                                          INCOME                 SHARES              PER SHARE
                                                        (NUMERATOR)            (DENOMINATOR)           AMOUNT
      Basic EPS -
       Income available to common stockholders          $ 5,591,607            3,504,859               $ 1.60
      Effect of dilutive securities -
       Stock options                                              -                   79
                                                        -----------            ---------
      Diluted EPS -
       Income available to common stockholders
        and assumed conversions                         $ 5,591,607            3,504,938               $ 1.60
                                                        ===========            =========

                                                                YEAR ENDED DECEMBER 31, 2001
                                                --------------------------------------------------------------
                                                          INCOME                 SHARES                PER SHARE
                                                        (NUMERATOR)           (DENOMINATOR)              AMOUNT
      Basic EPS -
       Income available to common stockholders          $ 6,279,557            4,003,229               $ 1.57

      Effect of dilutive securities -
       Stock options                                              -                    -
                                                        -----------            ---------
      Diluted EPS -
       Income available to common stockholders
        and assumed conversions                         $ 6,279,557            4,003,229               $ 1.57
                                                        ===========            =========

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

      The Bank had the following outstanding commitments at December 31, 2001 (in thousands):

      Undisbursed construction loans                                                    $ 10,144
      Commitments to originate mortgage loans                                              6,911
      Letters of credit                                                                      660
      Unused lines of credit                                                               8,406
                                                                                        --------
             Total                                                                      $ 26,121
                                                                                        ========

      The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At December 31, 2001, interest rates on commitments ranged from 4% to 10%.

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

                                                         DECEMBER 31, 2001                 DECEMBER 31, 2000
                                                 -------------------------------   -------------------------------
                                                                  ESTIMATED                           ESTIMATED
                                                 CARRYING           FAIR             CARRYING           FAIR
                                                   VALUE            VALUE             VALUE             VALUE
       ASSETS:
        Cash and cash equivalents                 $ 72,326          $ 72,326         $ 11,564         $  11,564
        Investment securities -
         Held to maturity                          100,878           101,432          184,310           180,103
        Federal Home Loan Bank stock                 4,918             4,918            5,098             5,098
        Loans receivable, net                      474,494           482,349          498,305           495,163
        Accrued interest receivable                  4,420             4,420            6,910             6,910
       LIABILITIES:
        Deposits:
         Demand, NOW, money
          market and regular savings               137,752           137,752          107,306           107,306
         Certificates of deposit                   418,181           422,183          433,021           436,012
        Federal Home Loan Bank advances             47,844            49,507           93,359            93,913
        Accrued interest payable                       718               718            1,325             1,325
        Advance payments by borrowers
         for taxes and insurance                       929               929            1,006             1,006
        Commitments                                      -                 -                -                 -

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

      The fair value of demand deposit accounts, NOW accounts, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit and Federal Home Loan Bank advances is estimated using the rates currently offered for deposits of similar terms and advances of similar remaining maturities at the reporting date. For advance payments by borrowers, for taxes and insurance and for accrued interest payable the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments. Commitments are generally made at prevailing interest rates at the time of funding and, therefore, there is no difference between the contract amount and fair value.

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted tangible assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

      At December 31, 2001 and 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts (in thousands) and ratios are also presented in the table:

                                                                                                TO BE
                                                                                             CATEGORIZED
                                                                                               AS WELL
                                                                                          CAPITALIZED UNDER
FOR CAPITAL                                                                                    PROMPT
                                                                     FOR CAPITAL             CORRECTIVE
                                            ACTUAL               ADEQUACY PURPOSES        ACTION PROVISIONS
                                   -----------------------   -------------------------  ---------------------
                                     AMOUNT         RATIO       AMOUNT         RATIO    AMOUNT       RATIO

As of December 31, 2001:

  Tangible Capital to Tangible
   Assets                            $ 66,597        9.79%       $ 10,203        1.50%        N/A         N/A

  Core Capital to Adjusted
    Tangible Assets                    66,597        9.79%         27,207        4.00%   $ 34,009        5.00%

  Total Capital to Risk-Weighted
    Assets                             67,335       17.29%         31,160        8.00%     38,950       10.00%

  Tier I Capital to Risk-Weighted
    Assets                             66,597       17.10%            N/A         N/A      23,370        6.00%

As of December 31, 2000:

  Tangible Capital to Tangible
    Assets                           $ 74,035       10.37%       $ 10,705        1.50%        N/A         N/A

  Core Capital to Adjusted
    Tangible Assets                    74,035       10.37%         28,554        4.00%   $ 35,693        5.00%

  Total Capital to Risk-Weighted
    Assets                             74,666       19.69%         30,342        8.00%     37,927       10.00%

  Tier I Capital to Risk-Weighted
    Assets                             74,035       19.52%            N/A         N/A      22,756        6.00%

19.   PARENT COMPANY ONLY FINANCIAL INFORMATION

      The following condensed statements of financial condition, as of December 31, 2001 and 2000, and condensed statements of income and of cash flows for each of the three years in the period ended December 31, 2001, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

         FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
         (PARENT COMPANY ONLY)

         CONDENSED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS) DECEMBER 31, 2001 AND 2000

         ASSETS                                                                            2001           2000

         Cash and cash equivalents (deposits in Bank)                                    $    178       $    159
         Loan to Bank subsidiary                                                            4,096          1,818
         Accrued interest receivable                                                            6             11
         Investment in Bank                                                                66,597         74,035
         Other assets                                                                         511            808
                                                                                         --------       --------
         TOTAL ASSETS                                                                    $ 71,388       $ 76,831
                                                                                         ========       ========
         LIABILITIES AND STOCKHOLDERS' EQUITY

         Accrued expenses and other liabilities                                          $    323       $    209
         Stockholders' equity                                                              71,065         76,622
                                                                                         --------       --------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 71,388       $ 76,831
                                                                                         ========       ========

         FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
         (PARENT COMPANY ONLY)

         CONDENSED STATEMENTS OF INCOME (in thousands)
         YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                                               2001         2000          1999
         INCOME:
           Dividends from the Bank                                          $ 12,900       $ 7,000       $ 2,500
           Interest income - loan to the Bank                                    139           124           213
                                                                            --------       -------       -------
                Total income                                                  13,039         7,124         2,713

         EXPENSES:
           Management fees                                                        66            66            66
           Other operating expenses                                              144           125           117
                                                                            --------       -------       -------
                Total expenses                                                   210           191           183
                                                                            --------       -------       -------
         INCOME BEFORE INCOME TAX PROVISION
          (BENEFIT) AND EQUITY IN UNDISTRIBUTED
          EARNINGS (LOSS) OF BANK SUBSIDIARY                                  12,829         6,933         2,530

         INCOME TAX PROVISION (BENEFIT)                                          (24)          (23)           12
                                                                            --------       -------       -------
         INCOME BEFORE EQUITY IN UNDISTRIBUTED
          EARNINGS (LOSS) OF BANK SUBSIDIARY                                  12,853         6,956         2,518

         EQUITY OF UNDISTRIBUTED EARNINGS (LOSS) OF
          BANK SUBSIDIARY                                                     (7,393)       (1,364)        3,762
                                                                            --------       -------       -------
         NET INCOME                                                         $  5,460       $ 5,592       $ 6,280
                                                                            ========       =======       =======

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (in thousands)
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                                      2001          2000          1999
OPERATING ACTIVITIES:
 Net income                                                         $  5,460       $ 5,592      $ 6,280
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Equity in undistributed net loss of Bank                             7,393         1,364       (3,762)
  Release of ESOP shares                                                 850           675          732
  Stock compensation expense                                             297           771          754
  Changes in operating assets and liabilities:
   Accrued interest receivable                                             5            (7)          31
   Other assets                                                          297            80            5
   Accrued expenses and other liabilities                                114             4          (12)
                                                                    --------       -------      -------
     Net cash provided by operating activities                        14,416         8,479        4,028
                                                                    --------       -------      -------
INVESTING ACTIVITIES -
 Loan to bank, net of repayments                                      (2,278)          786        5,969
                                                                    --------       -------      -------
     Net cash provided (used) by investing activities                 (2,278)          786        5,969
                                                                    --------       -------      -------
FINANCING ACTIVITIES:
 Purchase of treasury stock                                          (10,682)       (7,747)      (8,604)
 Dividends paid                                                       (1,437)       (1,477)      (1,360)
                                                                    --------       -------      -------
     Net cash used in financing activities                           (12,119)       (9,224)      (9,964)
                                                                    --------       -------      -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                 19            41           33

CASH AND CASH EQUIVALENTS:
 Beginning of period                                                     159           118           85
                                                                    ========       =======      =======
 End of period                                                      $    178       $   159      $   118
                                                                    ========       =======      =======

                                  * * * * * *

                   FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
                       FIRST FEDERAL BANK OF ARKANSAS, FA

DIRECTORS                                                   EXECUTIVE OFFICERS

JOHN P. HAMMERSCHMIDT                                       LARRY J. BRANDT
Chairman of the Board and                                   President and Chief Executive Officer
U. S. Congressman, Retired

LARRY J. BRANDT                                             TOMMY W. RICHARDSON
President and Chief Executive Officer                       Executive Vice President, Chief Operating Officer
                                                            and Secretary

JAMES D. HEUER                                              SHERRI R. BILLINGS
Farming and Investments                                     Executive Vice President and Chief Financial Officer

KENNETH C. SAVELLS                                          ROSS MALLIOUX
Registered representative with                              Executive Vice President and Chief Lending Officer
AXA Advisors, LLC

JEFFREY L. BRANDT                                           SCOTT TENNYSON
Senior Vice President and Regional Manager                  Executive Vice President and Chief Retail Officer

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

          668 Highway 62 East                        2030 West Elm                   2025 North Crossover Road
    Mountain Home, Arkansas  72653               Rogers, Arkansas 72756               Fayetteville, AR 72703

            1337 Hwy 62 SW                        249 West Main Street             201 East Henri De Tonti Blvd.
     Mountain Home, Arkansas 72653                Farmington, AR 72730               Tontitown, Arkansas 72764

                             STOCKHOLDER INFORMATION

        First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA. The Bank is a federally-chartered, SAIF-insured savings institution operating through its main office and thirteen full service branch offices. The Company's and the Bank's principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

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

--------------------------------------------------------------------------------
                            COMMON STOCK INFORMATION

        Shares of the Company's common stock are traded under the symbol "FFBH" on the Nasdaq National Market System. At March 18, 2002, the Company had 3,017,359 shares of common stock outstanding and had approximately 970 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

        The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq for the periods indicated.

             --------------------------------------------------------------------------------------------------
                 QUARTER                        YEAR ENDED                            YEAR ENDED
                  ENDED                       DECEMBER 31, 2001                     DECEMBER 31, 2000
                                  -----------------------------------  ----------------------------------------
                                         HIGH           LOW       DIVIDEND      HIGH        LOW       DIVIDEND
                                  ------------------  --------  -----------  -----------  ---------  ----------
             MARCH 31                  $ 20.30         $ 18.21       $ 0.11     $ 15.86     $ 12.77     $ 0.10

             JUNE 30                   $ 21.28         $ 18.85       $ 0.11     $ 15.82     $ 13.39     $ 0.10

             SEPTEMBER 30              $ 22.85         $ 19.72       $ 0.11     $ 18.90     $ 14.59     $ 0.10

             DECEMBER 31               $ 23.27         $ 19.16       $ 0.11     $ 19.00     $ 16.16     $ 0.10
             --------------------------------------------------------------------------------------------------