Form 10-K, Exhibit 13
period 2002-12-31
FIRST FEDERAL BANCSHARES OF ARKANSAS INC
filed 2003-03-28
CIK 1006424

EXHIBIT 13

FIRST FEDERAL BANCSHARES
OF ARKANSAS, INC.

2002

Annual Report

TABLE OF CONTENTS

President’s Letter to Stockholders

Corporate Profile

Selected Consolidated Financial and Other Data

Selected Quarterly Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Independent Auditors’ Report

Consolidated Financial Statements

Directors and Executive Officers

Banking Locations

Stockholder Information

FIRST FEDERAL BANCSHARES of Arkansas, Inc.

Dear Stockholder:

I am very pleased to report that 2002 was the most profitable year in our 68 year history.  Our $7.8 million of net income after taxes yielded $2.77 diluted earnings per share, which represents a 42% increase in net income and a 58% increase in diluted earnings per share compared to 2001.  The record earnings were attributed primarily to increased net interest income and noninterest income.  A complete analysis of our financial results is contained in the subsequent pages of this report.

We continued to be an active buyer of our stock throughout the year as evidenced by our repurchase of 385,500 shares.  We continue to believe our stock is an exceptional value as market prices remain at levels near book value.  Along with our record earnings, we increased our quarterly cash dividend 18% above the previous year dividend.

We also had a record year for loan production, originating over $225 million in mortgage loans and over $74 million in installment loans.  The sale of long-term fixed-rate mortgages on the secondary market also contributed substantially to our noninterest income.  Our deposits continue to grow, increasing almost $13 million over the previous year, with the majority of this growth in checking accounts.

In April 2002, we held ground breaking ceremonies for our new Northtown office and corporate headquarters, which is scheduled for a June 2003 opening.  To continue to provide superior customer service in our market area, we opened a new regional loan center in Fayetteville during May 2002 and completed an extensive renovation of our Bentonville regional office in October.  Further expansion in Northwest Arkansas is in progress, with an additional location in Bentonville currently under construction. Other potential expansion opportunities are being actively pursued as well.

America is still in a war against terrorism.  We continue to salute our Armed Forces and the sacrifices they make to defend our freedoms.  Our prayers are with them and their families during this time of international crisis.

In closing, we appreciate your confidence and continued support as stockholders of First Federal Bank of Arkansas.  We pledge to continue to do our best to ensure we are “the financial institution of choice.”

Sincerely,

/s/ Larry J. Brandt

Larry J. Brandt
President and Chief Executive Officer

CORPORATE PROFILE

First Federal Bancshares of Arkansas, Inc. (the “Company”) was incorporated in January 1996 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Bank of Arkansas, FA (“First Federal” or the “Bank”) in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the “Conversion”).  The Conversion was consummated on May 3, 1996 and, as a result, the Company became a unitary savings and loan holding company of the Bank.  The Company has no significant assets other than the shares of the Bank’s common stock acquired in the Conversion, the Company’s loan to the Employee Stock Ownership Plan (“ESOP”) and the portion of the net Conversion proceeds retained and invested by the Company.  The Company has no significant liabilities.

The Bank is a federally chartered stock savings and loan association which was formed in 1934.  First Federal conducts business from its main office and thirteen full service branch offices, all of which are located in a six county area in Northcentral and Northwest Arkansas comprised of Benton, Marion, Washington, Carroll, Baxter and Boone counties.  First Federal’s deposits are insured by the Savings Association Insurance Fund (“SAIF”), which is administered by the Federal Deposit Insurance Corporation (“FDIC”), to the maximum extent permitted by law.  The Bank is a community oriented savings institution which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on the origination of loans secured by real estate.  The Bank’s activities also include origination of commercial loans and consumer loans.  In addition, the Bank maintains a significant portfolio of investment securities.

At December 31, 2002, the Company had total assets of $679.9 million, total deposits of $568.8 million and stockholders’ equity of $69.3 million.  The Company’s and the Bank’s principal executive offices are located at 200 West Stephenson, Harrison, Arkansas 72601, and their telephone number is (870) 741-7641.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of the Company set forth below and on the following page does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	At or For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(In Thousands, Except Per Share Data)

Selected Financial Condition Data:
Total assets	$679,896	$680,255	$713,902	$680,719	$615,055
Cash and cash equivalents	44,493	72,326	11,564	9,983	26,163
Investment securities	114,471	100,878	184,310	189,263	127,175
Loans receivable, net	483,468	474,494	498,305	459,978	442,486
Allowance for loan losses	1,529	923	691	752	771
Deposits	568,762	555,933	540,327	507,875	481,093
Federal Home Loan Bank advances	38,610	47,844	93,359	83,972	48,985
Stockholders’ equity	69,266	71,065	76,622	78,815	81,023

Selected Operating Data:
Interest income	$44,094	$50,152	$51,982	$47,066	$43,814
Interest expense	21,633	31,862	33,243	27,799	25,774
Net interest income	22,461	18,290	18,739	19,267	18,040
Provision for loan losses	1,500	452	—	20	55
Net interest income after provision for loan losses	20,961	17,838	18,739	19,247	17,985
Noninterest income	5,346	3,745	1,998	1,776	1,836
Noninterest expense	14,524	13,596	12,398	11,594	10,482
Income before income taxes	11,783	7,987	8,339	9,429	9,339
Provision for income taxes	4,005	2,527	2,747	3,149	3,309
Net income	$7,778	$5,460	$5,592	$6,280	$6,030

Earnings per Share:
Basic	$2.87	$1.76	$1.60	$1.57	$1.35
Diluted	2.77	1.75	1.60	1.57	1.33

Cash Dividends Declared per Share	$0.52	$0.44	$0.40	$0.32	$0.28

	At or For the Year Ended December 31,
	2002	2001	2000	1999	1998
Selected Operating Ratios(1):
Return on average assets	1.14%	.79%	.80%	.97%	1.04%
Return on average equity	11.01	7.36	7.21	7.84	7.22
Average equity to average assets	10.39	10.74	11.07	12.41	14.36
Interest rate spread(2)	3.30	2.35	2.29	2.59	2.55
Net interest margin(2)	3.50	2.76	2.77	3.10	3.20
Net interest income after provision for loan losses to noninterest expense	144.32	131.20	151.14	166.02	171.58
Noninterest expense to average assets	2.14	1.97	1.77	1.80	1.80
Average interest-earning assets to average interest-bearing liabilities	106.10	108.61	109.77	111.21	114.20
Operating efficiency(3)	52.23	61.70	59.79	55.15	52.74

Asset Quality Ratios(4):
Nonaccrual and restructured loans to total loans(5)	1.37	0.64	0.32	0.28	0.32
Nonperforming assets to total assets(5)	1.07	0.53	0.27	0.78	0.93
Allowance for loan losses to non- performing loans(5)	22.01	29.71	41.96	55.82	52.65
Allowance for loan losses to total loans	0.30	0.19	0.14	0.16	0.17

Capital Ratios(6):
Tangible capital to adjusted total assets	9.78	9.79	10.37	11.09	11.67
Core capital to adjusted total assets	9.78	9.79	10.37	11.09	11.67
Risk-based capital to risk-weighted assets	17.03	17.29	19.69	21.52	22.44

Other Data:
Dividend payout ratio(7)	18.91	26.33	26.39	21.66	22.11
Full service offices at end of period	14	14	14	13	12

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

(5)                                  Nonperforming assets consist of nonperforming loans and real estate owned (“REO”).  Nonperforming loans consist of nonaccrual loans and restructured loans while REO consists of real estate acquired in settlement of loans.

(6)                                  Capital ratios are end of period ratios for First Federal Bank.

(7)                                  Dividend payout ratio is the total dividends declared divided by net income.

SELECTED QUARTERLY OPERATING RESULTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

YEAR ENDED DECEMBER 31, 2002	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Interest income	$10,678	$11,070	$11,142	$11,204
Interest expense	4,757	5,122	5,708	6,046
Net interest income	5,921	5,948	5,434	5,158
Provision for loan losses	518	247	373	362
Net interest income after provision for loan losses	5,403	5,701	5,061	4,796
Noninterest income	1,477	1,323	1,259	1,287
Noninterest expense	3,920	3,617	3,570	3,417
Income before income taxes	2,960	3,407	2,750	2,666
Provision for income taxes	996	1,183	916	910
Net income	$1,964	$2,224	$1,834	$1,756
Earnings per share(1):
Basic	$0.76	$0.84	$0.66	$0.61
Diluted	$0.72	$0.81	$0.64	$0.60

Selected Ratios (Annualized):
Net interest margin	3.73%	3.73%	3.35%	3.21%
Return on average assets	1.16	1.32	1.07	1.03
Return on average equity	11.33	12.78	10.26	9.73

YEAR ENDED DECEMBER 31, 2001	FOURT`H QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Interest income	$11,781	$12,412	$12,826	$13,133
Interest expense	7,124	7,747	8,304	8,687
Net interest income	4,657	4,665	4,522	4,446
Provision for loan losses	289	102	52	9
Net interest income after provision for loan losses	4,368	4,563	4,470	4,437
Noninterest income	1,287	927	856	675
Noninterest expense	3,319	3,146	3,735	3,396
Income before income taxes	2,336	2,344	1,591	1,716
Provision for income taxes	698	727	529	573
Net income	$1,638	$1,617	$1,062	$1,143
Earnings per share(1):
Basic	$0.56	$0.52	$0.33	$0.35
Diluted	$0.55	$0.52	$0.33	$0.35

Selected Ratios (Annualized):
Net interest margin	2.87%	2.86%	2.70%	2.61%
Return on average assets	0.96	0.95	0.61	0.65
Return on average equity	9.09	8.74	5.69	6.03

(1)  Basic and Diluted Shares Outstanding

YEAR ENDED DECEMBER 31, 2002	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Basic weighted - average shares	2,559,364	2,635,219	2,776,650	2,858,994
Effect of dilutive securities	109,992	110,849	106,737	85,263
Diluted weighted - average shares	2,669,356	2,746,068	2,883,387	2,944,257

YEAR ENDED DECEMBER 31, 2001
Basic weighted - average shares	2,928,472	3,066,123	3,146,277	3,254,571
Effect of dilutive securities	48,165	44,165	11,383	9,641
Diluted weighted - average shares	2,976,637	3,110,288	3,157,660	3,264,212

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding the consolidated financial condition and results of operations of the Company.  The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company’s results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities.  The Company’s results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.

Asset and Liability Management

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates.  Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time.  The difference, or the interest rate repricing “gap”, provides an indication of the extent to which an institution’s interest rate spread will be affected by changes in interest rates.  A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets.  Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.  As of December 31, 2002, the Bank estimates that the ratio of its one-year gap to total assets was a negative 17.9% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 71.1%.

The Bank focuses its lending activities on the origination of one-, three-, five- and seven-year adjustable-rate residential mortgage loans.  Although adjustable-rate loans involve certain risks, including increased payments and the potential for default in an increasing interest rate environment, such loans decrease the risks associated with changes in interest rates.  As of December 31, 2002, $191.8 million or 66.3% of the Bank’s portfolio of one- to four-family residential mortgage loans consisted of ARMs, including $102.3 million in seven-year ARMs.

The Company’s investment securities portfolio amounted to $114.5 million or 16.8% of the Company’s total assets at December 31, 2002.  Of such amount, $35.3 million or 30.9% is contractually due within one year and $5.6 million or 4.9% is contractually due after one year to five years.  However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties.  As of December 31, 2002, there was approximately $80 million of investment securities at an average interest rate of 5.58% with call options held by the issuer, of which approximately $68 million, at an average interest rate of 5.63%, are callable within one year.  In the prevailing interest rate environment it is likely that a substantial amount of the higher yielding securities will be called.  To the extent that these higher yielding securities are called, the Company may reinvest such funds at prevailing interest rates which may have a downward impact on the Company’s interest rate spread.

Deposits are the Bank’s primary funding source and the Bank prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities.  The Bank seeks to lengthen the maturities of its deposits by soliciting longer term certificates of deposit when market conditions have created opportunities to attract such deposits. However, the Bank does not solicit high-rate jumbo certificates of deposit and does not pursue an aggressive growth strategy which would force the Bank to focus exclusively on competitors’ rates rather than deposit affordability.  At December 31, 2002 the Bank had $374.1 million in certificates of deposit of which $207.6 million mature in one year or less.  In 2002, the Bank repaid its Federal Home Loan Bank (“FHLB”) of Dallas advances upon maturity.  At December 31, 2002, the Bank had $38.6 million of FHLB advances of which $19 million is due in one year or less.

Net Portfolio Value

The value of the Bank’s loan and investment portfolio will change as interest rates change.  Rising interest rates will generally decrease the Bank’s net portfolio value (“NPV”), while falling interest rates will generally increase the value of that portfolio.  NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  The following tables set forth, quantitatively, as of December 31, 2002 and 2001, the Office of Thrift Supervision (“OTS”) estimate of the projected changes in NPV in the event of a 100, 200 and 300 basis point instantaneous and permanent increase and a 100 basis point instantaneous and permanent decrease in market interest rates.  Due to the current low prevailing interest rate environment the changes in NPV are not estimated for a decrease in interest rates of 200 or 300 basis points.

2002
Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Present Value of Assets	Amount of Change	Percent of Change
(Dollars in Thousands)
+300	70,311	10.35%	$(16,750)	(19)%
+200	77,180	11.15	(9,881)	(11)
+100	83,239	11.82	(3,822)	(4)
0	87,061	12.19	—	—
-100	87,588	12.14	527	1

2001
Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Present Value of Assets	Amount of Change	Percent of Change
(Dollars in Thousands)
+300	53,383	8.04%	$(34,922)	(40)%
+200	65,331	9.62	(22,974)	(26)
+100	77,354	11.12	(10,951)	(12)
0	88,305	12.43	—	—
-100	93,459	12.98	5,154	6

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

Management cannot predict future interest rates or their effect on the Bank’s NPV.  Certain shortcomings are inherent in the method of analysis presented in the computation of NPV.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates.  Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset.  In addition, the proportion of adjustable-rate loans in the Bank’s portfolio could decrease in future periods due to refinancing activity if market rates decrease.  Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table.  Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

Critical Accounting Policies

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments.  In particular, the methodology for the determination of our allowance for loan losses, due to the judgments, estimates and assumptions inherent in that policy, is critical to preparation of our financial statements.  This policy and the judgments, estimates and assumptions are described in greater detail in subsequent sections of Management’s Discussion and Analysis and in the notes to the financial statements included herein.  In particular, Note 1 to the Consolidated Financial Statements - “Summary of Significant Accounting Policies” describes generally our accounting policies.  We believe that the judgments, estimates and assumptions used in the preparation of our Consolidated Financial Statements are appropriate given the factual circumstances at the time.  However, given the sensitivity of our Consolidated Financial Statements to this critical accounting policy, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition.

Changes in Financial Condition

General.  At December 31, 2002, the Company’s total assets amounted to $679.9 million as compared to $680.3 million at December 31, 2001.  The $359,000 or .05% decrease was primarily due to a decrease of  $27.8 million or 38.5% in cash and cash equivalents, offset by an increase of $13.6 million in investment securities, a $9 million increase in loans receivable, and a $3.7 million increase in office properties and equipment.  The increase in office properties and equipment was primarily due to the new corporate headquarters building under construction in north Harrison.  Liabilities increased $1.4 million or .24% to $610.6 million at December 31, 2002 compared to $609.2 million at December 31, 2001.  The increase in liabilities was primarily due to an increase of $12.8 million or 2.3% in deposits, which was partially offset by a decrease of $9.2 million or 19.3% in advances from the FHLB of Dallas.   Stockholders’ equity amounted to $69.3 million or 10.2% of total assets at December 31, 2002 compared to $71.1 million or 10.5% of total assets at December 31, 2001.

Other assets at December 31, 2002 and 2001, includes $16.3 million and $15.4 million, respectively, of bank-owned life insurance. These amounts are comprised of the cash surrender value of whole life insurance policies on the lives of certain key employees with the Bank as the sole beneficiary.  The policies are held with three different insurance companies, whose most recent Standard & Poor’s ratings were A+, AA, and AA+, respectively.

Nonperforming assets, consisting of nonaccrual and restructured loans and repossessed assets, amounted to $7.3 million or 1.07% of total assets at December 31, 2002, compared to $3.6 million, or .53% of total assets at December 31, 2001.   Such increase was primarily due to an increase in restructured loans related to a single commercial relationship.

Loans Receivable.  Net loans receivable increased by $9 million, or 1.9%, to $483.5 million at December 31, 2002 from $474.5 million at December 31, 2001.  The increase in net loans receivable was composed mainly of increases in commercial real estate loans of  $19.7 million, construction loans, net of undisbursed funds, of  $13.8 million, consumer loans of $10.8 million, and commercial loans of $4.8 million.  Such increases were partially offset by a decrease in single-family residential loans of $41.7 million.   In recent years, the Bank has placed an increased

emphasis on commercial real estate lending, construction lending, commercial lending and consumer lending to diversify its loan portfolio, increase the average yield on its loan portfolio, expand its operations and provide greater opportunities to cross-sell its products.

Unearned loan fees at December 31, 2002 amounted to $1.3 million, down from $2.1 million at December 31, 2001. These unearned fees are recognized as an adjustment to yield over the contractual lives of the related loans.   The decrease in unearned loan fees is due mainly to the decrease in single-family residential loans, to which most of these fees relate.

Allowance for Loan Losses.  The allowance for loan losses was $1.5 million at December 31, 2002, compared to $923,000 at December 31, 2001.  There was an increase of $440,000 in loss allowances on loans individually reviewed for impairment.  The remaining increase of $166,000 resulted from the increase in loan balances, as well as an increase in the loss factors used for single-family residential, commercial and unsecured loans.  Management compared the loan portfolio’s loss experience ratios from year to year and adjusted the ratios to reflect current loss experience.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as conditions change and more information becomes available.

The Bank reviews its non-homogeneous loans for impairment on a quarterly basis.  The Bank considers commercial real estate, construction, multi-family, other non-residential real estate, and commercial loans to be non-homogeneous loans.  A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.  Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis.  The Bank considers the characteristics of (1) one- to four family residential first mortgage loans; (2) unsecured consumer loans; and (3) collateralized consumer loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis.  The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type, grading these loans, and then applying a loss factor to the remaining pool balance based on several factors including past loss experience, inherent risks, economic conditions in the primary market areas, and other factors which usually are beyond the control of the Bank.

In estimating the amount of credit losses inherent in our loan portfolio, various judgments and assumptions are made.  For example, when assessing the condition of the overall economic environment, assumptions are made regarding future market conditions and their impact on the loan portfolio.  In the event the national economy were to sustain a prolonged downturn, the loss factors applied to our portfolios may need to be revised, which may significantly impact the measurement of the allowance for loan losses.  For impaired loans that are collateral-dependent, the estimated fair value of the collateral may deviate significantly from the proceeds received when the collateral is sold.

Although we consider the allowance for loan losses of $1.5 million adequate to cover losses inherent in our loan portfolio at December 31, 2002, no assurance can be given that we will not sustain loan losses that are significantly different from the amount reserved, or that subsequent evaluations of the loan portfolio, in light of factors then prevailing, would not result in a significant change in the allowance for loan losses.

Investment Securities.  Investment securities, all of which were classified as held to maturity, amounted to $114.5 million as of December 31, 2002 compared to $100.9 million as of December 31, 2001.  During 2002, investment securities totaling $148.1 million were purchased and $134.5 million matured or were called, resulting in a net increase of $13.6 million or 13.5%.  In 2002, the Company began purchasing certificates of deposit from the FHLB of Dallas and at year end held $40.3 million of such securities.  In addition, municipal securities increased approximately $3.2 million and government agency obligations decreased approximately $30 million between December 31, 2001 and December 31, 2002.

Deposits.  Deposits at December 31, 2002 amounted to $568.8 million, an increase of $12.8 million or 2.3% from the December 31, 2001 balance of $555.9 million.  The Bank does not advertise for deposits outside of its primary market area, Northcentral and Northwest Arkansas, or utilize the services of deposit brokers.  In the fourth quarter of 2001, the Bank began offering Bounce ProtectionTM and continued to emphasize this program in 2002.  This program allows customers in good standing to overdraw their checking account up to defined limits.  Customers have access to additional funds while providing the Bank additional fee revenue.  The Bank also experienced a change in the mix of deposits due to the current low interest rate environment.  Certificates of deposit decreased $44.1 million while money market and demand deposit accounts increased $44.9 million and $11 million, respectively.

Borrowed Funds.  Borrowed funds, which consist entirely of FHLB of Dallas advances, decreased by $9.2 million or 19.3% to $38.6 million at December 31, 2002 from $47.8 million at December 31, 2001.  The FHLB of Dallas advances are being repaid upon maturity.

Stockholders’ Equity.  Stockholders’ equity decreased $1.8 million to $69.3 million at December 31, 2002 from $71.1 million at December 31, 2001. The decrease in stockholders’ equity was primarily due to the purchase of treasury stock totaling $9.5 million during 2002.  In addition, during the twelve months ended December 31, 2002 cash dividends aggregating $1.5 million were paid.  Such decreases in stockholders’ equity were partially offset by net income in the amount of $7.8 million for the year ended December 31, 2002.

Average Balance Sheets

The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the yields earned and rates paid at December 31, 2002.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented and outstanding balances at December 31, 2002.  Average balances are based on daily balances during the period.

	December 31,	Year Ended December 31,
	2002	2002			2001			2000
	Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)

Interest-earning assets:
Loans receivable(1)	7.43%	$481,330	$36,859	7.66%	$488,942	$39,678	8.12%	$481,112	$38,403	7.98%
Investment securities(2)	4.60	111,189	6,450	5.80	144,457	9,561	6.62	194,454	13,479	6.93
Other interest-earning assets	1.13	48,839	785	1.61	29,457	913	3.10	1,641	100	6.07
Total interest-earning assets	6.59	641,358	44,094	6.88	662,856	50,152	7.57	677,207	51,982	7.68
Noninterest-earning assets		38,336			27,662			23,175
Total assets		$679,694			$690,518			$700,382
Interest-bearing liabilities:
Deposits	2.99	$566,047	19,446	3.44	$543,919	27,497	5.06	$528,921	27,659	5.23
Other borrowings	3.86	38,434	2,187	5.69	66,409	4,365	6.57	87,999	5,584	6.35
Total interest-bearing liabilities	3.05	604,481	21,633	3.58	610,328	31,862	5.22	616,920	33,243	5.39
Noninterest-bearing liabilities		4,562			6,033			5,923
Total liabilities		609,043			616,361			622,843
Stockholders’ equity		70,651			74,157			77,539
Total liabilities and stockholders’ equity		$679,694			$690,518			$700,382

Net interest income			$22,461			$18,290			$18,739
Net earning assets		$36,877			$52,528			$60,287
Interest rate spread	3.54%			3.30%			2.35%			2.29%
Net interest margin				3.50%			2.76%			2.77%
Ratio of interest-earning assets to interest-bearing liabilities				106.10%			108.61%			109.77%

(1)  Includes nonaccrual loans.

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

	Year Ended December 31,
	2002 vs. 2001				2001 vs. 2000
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase(Decrease)
	Volume	Rate	Rate/ Volume		Volume	Rate	Rate/ Volume
	(In Thousands)
Interest Income:
Loans receivable	$(618)	$(2,236)	$35	$(2,819)	$625	$639	$11	$1,275
Investment securities	(2,202)	(1,181)	272	(3,111)	(3,466)	(609)	157	(3,918)
Other interest-earning assets	601	(440)	(289)	(128)	1,688	(49)	(826)	813
Total interest-earning assets	(2,219)	(3,857)	18	(6,058)	(1,153)	(19)	(658)	(1,830)

Interest expense:
Deposits	1,119	(8,811)	(359)	(8,051)	784	(920)	(26)	(162)
Other borrowings	(1,839)	(586)	247	(2,178)	(1,370)	200	(49)	(1,219)
Total interest-bearing liabilities	(720)	(9,397)	(112)	(10,229)	(586)	(720)	(75)	(1,381)
Net change in net interest income	$(1,499)	$5,540	$130	$4,171	$(567)	$701	$(583)	$(449)

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001.

General.  The Company reported net income of $7.8 million for the year ended December 31, 2002 compared to $5.5 million for the same period in 2001.  The increase of $2.3 million or 42.5% in net income in 2002 compared to 2001 was primarily due to an increase in net interest income and noninterest income, offset somewhat by an increase in the provision for loan losses, an increase in noninterest expenses and an increase in the provision for income taxes.

Net Interest Income.  Net interest income is determined by the Company’s interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.  The Company’s net interest income amounted to $22.5 million in 2002, an increase of $4.2 million or 22.8% compared to $18.3 million for 2001.  The Company’s interest rate spread increased to 3.30% for 2002 from 2.35% for 2001.  The Company’s net interest margin also increased, from 2.76% in 2001 to 3.50% in 2002.

Interest Income.  Interest income amounted to $44.1 million for the year ended December 31, 2002 compared to $50.2 million for the same period in 2001.  The decrease of $6.1 million or 12.1% was primarily due to a decrease in the average balance and in the average yield earned on loans and investment securities.  Such decrease in interest income was partially offset by an increase in the average balance of other interest-earning assets, primarily overnight interest bearing cash accounts.    The decrease in the average balance of loans was primarily due to a portion of one- to four- family mortgage originations being sold in the secondary market.  The decrease in the average balance of investment securities held to maturity was primarily the result of the call of government agency bonds.  The decrease in the average yield earned on loans and investment securities was primarily due to the declining level of interest rates in 2002.  The increase in the balance of overnight interest bearing funds was primarily due to the proceeds from callable government agency securities being placed in overnight funds.

Interest Expense.  Interest expense decreased $10.2 million or 32.1% to $21.6 million for the year ended December 31, 2002 compared to $31.9 million for the same period in 2001.  Such decrease was primarily due to a decrease in the average rate paid on deposit accounts and FHLB advances and a decrease in the average balance of FHLB advances.  Such decreases were partially offset by an increase in the average balance of deposits.  The decrease in the average interest rate paid on deposits was primarily the result of maturing certificates and variable interest bearing deposits being repriced to lower interest rates.  The average balance of FHLB advances decreased due to the use of investment securities proceeds to repay advances.  The average rate on advances repaid was 6.4% and the average rate on new advances was 2.6% during 2002, which contributed to the reduction in the average rate paid on FHLB advances from 2001 to 2002.

Provision for Loan Losses.  Provisions for loan losses amounted to $1.5 million for 2002 compared to $452,000 for 2001.  Provisions for loan losses include charges to reduce the recorded balance of loans to their estimated fair value.  Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.  Factors influencing management’s decision to increase the provision include an increase in loss experience during 2002, an increase in the overall risk of the loan portfolio due to an increase in commercial real estate, construction, commercial and consumer loans, an increase in nonaccrual and restructured loans, and general economic conditions.  The aforementioned loan types are generally considered to entail additional risks as compared to single-family lending due to, among other factors, supply and demand and, in some respects, rapidly depreciating assets, such as automobiles.

Noninterest Income.  Noninterest income amounted to $5.3 million for the year ended December 31, 2002 compared to $3.7 million for the same period in 2001.  The increase of $1.6 million or 42.8% was due primarily to an increase of $981,000 in deposit fee income and an increase of $508,000 in life insurance earnings.  Deposit fee income increased as a result of the Bank’s continued promotion of Bounce ProtectionTM that was introduced by the Bank in the fourth quarter of 2001.  Life insurance earnings increased due to a full year of earnings in 2002 compared to a partial year in 2001 as the life insurance was purchased beginning in June 2001.

Noninterest Expense.  Noninterest expenses increased $928,000 or 6.8% to $14.5 million for the year ended December 31, 2002 compared to $13.6 million for the year ended December 31, 2001.  Such increase in noninterest expenses during 2002 was primarily due to increases in salaries and employee benefits, data processing expenses, net occupancy expense, advertising and public relations expense, and professional fees.  Such increase in salaries and employee benefits was due to an increase in personnel, normal salary and merit increases, and related payroll taxes and insurance totaling approximately $449,000, an increase in the employee stock ownership plan expense of $170,000 due to the increase in the Company’s average stock price, and an increase in the multiemployer pension plan contribution of $108,000.  Such increases in salaries and employee benefits were partially offset by a decline of $298,000 in the management recognition and retention plan expense as a result of the awarded shares being fully vested in May 2001.  Such increases were further offset by the nonrecurring death benefit recognized in 2001 of $352,000 in connection with the death of the Company’s former Chief Executive Officer in 2001.  There was no such expense in 2002.  The increase in data processing expense of $202,000 was due primarily to an upgrade of the Bank’s wide area network, increased ATM volume, and growth in electronic banking services.  The increase in net occupancy expense of $161,000 was primarily due to an increase in depreciation expense on buildings and equipment of $101,000.  This increase in depreciation was due to a change in the useful life of some of the Bank’s computers, as well as a general increase in office properties and equipment related to the overall growth of the Bank.  Advertising and public relations expense increased $107,000, primarily due to growth and increased advertising rates.  The increase in professional fees can be broken down into increased legal fees of $69,000 and increased accounting and auditing fees of $51,000.  The increase in legal fees was primarily due to increased legal fees related to foreclosures and the impact of the implementation of various requirements of the Sarbanes-Oxley Act of 2002.  Sarbanes-Oxley also affected the level of audit fees.

Income Taxes.  Income taxes amounted to $4 million and $2.5 million for the years ended December 31, 2002 and December 31, 2001, respectively, resulting in effective tax rates of 34.0% and 31.6%, respectively.  The increase in income tax expense was primarily due to an increase in taxable income.  The increase in the effective rate resulted primarily from the Company being in a taxable position for state taxes during 2002 but not in 2001.

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

Net Interest Income.  Net interest income is determined by the Company’s interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.  The Company’s net interest income amounted to $18.3 million in 2001, a decrease of $449,000 or 2.4% compared to $18.7 million for 2000.  The Company’s interest rate spread increased to 2.35% for 2001 from 2.29% for 2000.  The Company’s net interest margin remained relatively stable at 2.76% for 2001 compared to 2.77% for 2000.

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

Provision for Loan Losses.  Provisions for loan losses amounted to $452,000 for 2001.   No provisions for loan losses were made in 2000.  Provisions for loan losses include charges to reduce the recorded balance of loans to their estimated fair value.  Such provision and the adequacy of the allowance for loan losses is evaluated quarterly by management of the Bank based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.  The reasons for the increase in 2001 compared to 2000 were primarily due to an increase in nonperforming loans, economic conditions, and an increase in commercial and consumer loans.

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

Noninterest Expense.  Noninterest expenses increased $1.2 million or 9.7% to $13.6 million for the year ended December 31, 2001 compared to $12.4 million for the year ended December 31, 2000.  Such increase in noninterest expenses during 2001 was primarily due to increases in salaries and employee benefits, data processing expenses, postage and supplies, net occupancy expense, advertising expense and to a nonrecurring expense.  Salaries and employee benefits, excluding the nonrecurring death benefit of $352,000 as explained below, amounted to $8.1 million compared to $7.9 million resulting in an increase of $241,000 or 3.10% for the years ended December 31, 2001 and 2000, respectively.  Such increase in salaries and employee benefits was due to an increase in personnel, normal salary and merit increases, and to an increase in the employee stock ownership plan expense due to the increase in the Company’s average stock price.  A nonrecurring expense was incurred in the amount of $352,000 for a death benefit payable pursuant to the employment contract of the Bank’s Chief Executive Officer and Chairman of the Board as a result of his death in May 2001.  Such increase in salaries and employee benefits was partially offset by a decline of $473,000 in the management recognition and retention plan expense from $771,000 for the year ended 2000 to $298,000 for the year ended 2001 as a result of the awarded shares being fully vested.  There will be no comparable expense for 2002.  Data processing expense increased $184,000 or 20.0% from $921,000 to $1.1 million between 2000 and 2001, respectively.  The increase in data processing expense was primarily due to growth in electronic banking services.  Postage and supplies amounted to $546,000 compared to $479,000 or an increase of $67,000 for the twelve month periods ended December 31, 2001 and 2000, respectively.  Advertising expense increased $43,000 or 14.2% from $300,000 to $343,000 between 2000 and 2001, respectively.  The increase in advertising expense was primarily due to growth and increased advertising rates.

Income Taxes.  Income taxes amounted to $2.5 million and $2.7 million for the years ended December 31, 2001 and December 31, 2000, respectively, resulting in effective tax rates of 31.6% and 32.9%, respectively.

Liquidity and Capital Resources

The Bank’s liquidity, represented by cash and cash equivalents and eligible investment securities, is a product of its operating, investing and financing activities.  The Bank’s primary sources of funds are deposits, collections on outstanding loans, maturities and calls of investment securities and other short-term investments and funds provided from operations.  While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Bank manages the pricing of its deposits to maintain a steady deposit balance.  In addition, the Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements.  The Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities.  As an additional source of funds, the Bank has borrowed from the FHLB of Dallas.  At December 31, 2002, the Bank had outstanding advances from the FHLB of Dallas of $38.6 million.  Such advances were used in the Bank’s normal operating and investing activities.

Liquidity management is both a daily and long-term function of business management.  Excess liquidity is generally invested in short-term investments such as overnight deposits and certificates of deposit.  On a longer-term basis, the Bank maintains a strategy of investing in various lending products.   The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to repay maturing FHLB of Dallas advances, and to fund loan commitments.  At December 31, 2002, the total approved mortgage loan origination commitments outstanding, excluding the undisbursed portion of construction loans, amounted to $18 million.  At the same date, the undisbursed portion of construction loans approximated $21 million.  The Bank’s unused lines of credit at December 31, 2002 were approximately $11 million.  Certificates of deposit scheduled to mature in one year or less at December 31, 2002 totaled $208 million.   Management believes that a significant portion of maturing deposits will remain with the Bank. FHLB of Dallas advances scheduled to mature within one year at December 31, 2002 totaled $19 million.  Investment securities scheduled to mature in one year or less at December 31, 2002, totaled approximately $35 million.  However, actual maturities can be shorter than contractual maturities due to the ability of borrowers to call or prepay such obligations without call or prepayment penalties.  As of December 31, 2002, there was approximately $68 million of investment securities with call options held by the issuer exercisable within one year.

The Bank began construction in May 2002 of a new corporate and full-service branch office in north Harrison.  Construction is expected to be completed in the spring of 2003.  Capital expenditures are estimated to be $6.9 million with disbursements occurring throughout the period of construction.  As of December 31, 2002, $3.0 million had been disbursed for the construction of the new office.

As of December 31, 2002, the Bank’s regulatory capital was in excess of all applicable regulatory requirements.  At December 31, 2002, the Bank’s tangible, core and risk-based capital ratios amounted to 9.78%, 9.78% and 17.03%, respectively, compared to regulatory requirements of 1.5%, 4.0% and 8.0%, respectively.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Bank’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on a financial institution’s performance than does the effect of inflation.

Forward-Looking Statements

The Company’s Annual Report to Stockholders contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management.  In addition, in this document, the words “anticipate”, “believe,” “estimate,” “expect,” “intend,” “should” and similar expressions, or the negative thereof, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements.  Such statements reflect the current views of the Company with respect to future looking events and are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.  The Company does not intend to update these forward-looking statements.

First Federal Bancshares of Arkansas, Inc.

Consolidated Statements of Financial Condition as of December 31, 2002 and 2001, and Consolidated Statements of Income, Stockholders’ Equity, and Cash Flows for Each of the Three Years in the Period Ended December 31, 2002, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of
First Federal Bancshares of Arkansas, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares of Arkansas, Inc. and its subsidiary (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Federal Bancshares of Arkansas, Inc. and its subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
March 11, 2003

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001 (in thousands, except share data)

	2002	2001
ASSETS
Cash and cash equivalents:
Cash and collection items	$13,791	$11,184
Interest-bearing deposits with banks	30,702	61,127

Total cash and cash equivalents	44,493	72,311

Investment securities -
Held to maturity, at amortized cost (fair value at December 31, 2002 and 2001, of $115,734 and $101,432, respectively)	114,471	100,878
Federal Home Loan Bank stock, at cost	5,064	4,918
Loans receivable, net of allowance at December 31, 2002 and 2001, of $1,529 and $923, respectively	483,468	474,494
Accrued interest receivable	4,380	4,420
Real estate acquired in settlement of loans, net	320	455
Office properties and equipment, net	10,690	7,006
Prepaid expenses and other assets	17,010	15,773

TOTAL	$679,896	$680,255

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits:
Interest-bearing	$545,872	$536,924
Noninterest-bearing	22,890	19,009

Total deposits	568,762	555,933

Federal Home Loan Bank advances	38,610	47,844
Advance payments by borrowers for taxes and insurance	760	929
Other liabilities	2,498	4,484

Total liabilities	610,630	609,190

STOCKHOLDERS’ EQUITY:
Preferred stock, no par value, 5,000,000 shares authorized, none issued Common stock, $.01 par value, 20,000,000 shares authorized, 5,153,751 shares issued, 2,687,359 and 3,050,959 shares outstanding at December 31, 2002 and 2001, respectively	52	52
Additional paid-in capital	52,040	51,434
Employee stock benefit plans	(1,551)	(1,967)
Retained earnings - substantially restricted	67,043	60,736

	117,584	110,255
Treasury stock, at cost, 2,466,392 and 2,102,792 shares at December 31, 2002 and 2001, respectively	(48,318)	(39190)
Total Stockholders' equity	69,266	71,065
TOTAL	$679,896	$680,255

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
(in thousands, except earnings per share)

	2002	2001	2000
INTEREST INCOME:
Loans receivable	$36,859	$39,678	$38,403
Investment securities:
Taxable	6,143	9,363	13,306
Nontaxable	307	198	173
Other	785	913	100
Total interest income	44,094	50,152	51,982
INTEREST EXPENSE:
Deposits	19,446	27,497	27,659
Federal Home Loan Bank advances	2,187	4,365	5,584

Total interest expense	21,633	31,862	33,243
NET INTEREST INCOME	22,461	18,290	18,739
PROVISION FOR LOAN LOSSES	1,500	452	—
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,961	17,838	18,739
NONINTEREST INCOME:
Deposit fee income	2,375	1,394	1,087
Earnings on life insurance policies	881	373	—
Gain on sale of loans	888	748	89
Other	1,202	1,230	822
Total noninterest income	5,346	3,745	1,998

NONINTEREST EXPENSES:
Salaries and employee benefits	8,575	8,488	7,895
Net occupancy expense	1,297	1,136	1,087
Data processing	1,307	1,105	921
Professional fees	404	284	221
Advertising and public relations	596	489	403
Postage and supplies	531	546	479
Other	1,814	1,548	1,392
Total noninterest expenses	14,524	13,596	12,398

INCOME BEFORE INCOME TAXES	11,783	7,987	8,339
INCOME TAX PROVISION	4,005	2,527	2,747
NET INCOME	$7,778	$5,460	$5,592

EARNINGS PER SHARE:
Basic	$2.87	$1.76	$1.60
Diluted	$2.77	$1.75	$1.60

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (in thousands, except share data)

	Issued Common Stock		Additional Paid-in Capital	Employee Stock Benefit Plans	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount
BALANCE, JANUARY 1, 2000	5,153,751	$52	$50,793	$(3,867)	$52,598	1,114,377	$(20,761)	$78,815

Net income					5,592			5,592
Release of ESOP shares			259	416				675
Stock compensation expense				771				771
Tax effect of stock compensation plans			(7)					(7)
Purchase of treasury stock, at cost						485,393	(7,747)	(7,747)
Dividends paid					(1,477)			(1,477)
BALANCE, DECEMBER 31, 2000	5,153,751	52	51,045	(2,680)	56,713	1,599,770	(28,508)	76,622

Net income					5,460			5,460
Release of ESOP shares			434	416				850
Stock compensation expense				297				297
Tax effect of stock compensation plans			(45)					(45)
Purchase of treasury stock, at cost						503,022	(10,682)	(10,682)
Dividends paid					(1,437)			(1,437)
BALANCE, DECEMBER 31, 2001	5,153,751	52	51,434	(1,967)	60,736	2,102,792	(39,190)	71,065

Net income					7,778			7,778
Release of ESOP shares			600	416				1,016
Stock options exercised			3			(21,900)	419	422
Tax effect of stock compensation plans			3					3
Purchase of treasury stock, at cost						385,500	(9,547)	(9,547)
Dividends paid					(1,471)			(1,471)
BALANCE, DECEMBER 31, 2002	5,153,751	$52	$52,040	$(1,551)	$67,043	2,466,392	$(48,318)	$69,266

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (in thousands)

	2002	2001	2000
OPERATING ACTIVITIES:
Net income	$7,778	$5,460	$5,592
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,500	452	—
Provision for real estate losses	16	8	14
Deferred tax provision (benefit)	(80)	22	251
Federal Home Loan Bank stock dividends	(146)	(206)	(367)
Gain on disposition of fixed assets	(3)	(27)	—
(Gain) loss on sale of repossessed assets, net	13	15	(4)
Originations of loans held for sale	(69,631)	(64,655)	(8,847)
Proceeds from sales of loans	67,815	60,633	8,603
Gain on sale of mortgage loans originated to sell	(888)	(748)	(89)
Depreciation	819	704	670
Depreciation on real estate owned	—	—	32
Accretion of deferred loan fees, net	(606)	(673)	(444)
Release of ESOP shares	1,016	850	675
Earnings on life insurance policies	(881)	(373)	—
Stock compensation expense	—	297	771
Changes in operating assets and liabilities:
Accrued interest receivable	40	2,490	(933)
Prepaid expenses and other assets	(350)	(97)	224
Other liabilities	(1,891)	(171)	113

Net cash provided by operating activities	4,521	3,981	6,261

INVESTING ACTIVITIES:
Purchases of investment securities - held to maturity	(148,115)	(55,673)	(11,020)
Proceeds from maturities of investment securities - held to maturity	134,522	141,105	9,500
Federal Home Loan Bank stock redeemed	—	385	—
Purchase of bank owned life insurance	—	(15,000)	—
Loan originations, net of repayments	(7,909)	28,081	(36,789)
Proceeds from sales of repossessed assets	833	472	2,923
Proceeds from sales of office properties and equipment	4	40	—
Purchases of office properties and equipment	(4,504)	(539)	(1,029)

Net cash provided by (used in) investing activities	(25,169)	98,871	(36,415)
FINANCING ACTIVITIES:
Net increase in deposits	$12,829	$15,606	$32,452
Advances from Federal Home Loan Bank	26,000	2,450	155,075
Repayment of advances from Federal Home Loan Bank	(35,234)	(47,965)	(145,688)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	(169)	(77)	(83)
Purchase of treasury stock	(9,547)	(10,682)	(7,747)
Dividends paid	(1,471)	(1,437)	(1,477)
Stock options exercised	422	—	—
Distributions related to minority interest	—	—	(797)

Net cash provided by (used in) financing activities	(7,170)	(42,105)	31,735

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,818)	60,747	1,581

CASH AND CASH EQUIVALENTS:
Beginning of year	72,311	11,564	9,983

End of year	$44,493	$72,311	$11,564

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -
Cash paid for:
Interest	$22,020	$32,469	$32,816

Income taxes	$4,016	$2,587	$2,475

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Real estate and other assets acquired in settlement of loans	$1,017	$642	$380

Loans to facilitate sales of real estate owned	$272	$18	$1,170

Investment securities purchased, not settled	$—	$2,000	$—

See notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation - First Federal Bancshares of Arkansas, Inc. (the “Company”) is a unitary holding company which owns all of the stock of First Federal Bank of Arkansas, FA (the “Bank”).  The Bank provides a broad line of financial products to individuals and small to medium-sized businesses.  The consolidated financial statements also include the accounts of the Bank’s wholly-owned subsidiary, First Harrison Service Corporation (“FHSC”), which is inactive.  All material intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and such differences could be significant.  The allowance for loan losses is a material estimate that is particularly susceptible to significant change in the near term.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and amounts due from depository institutions, which includes interest-bearing amounts available upon demand.

The Federal Reserve Bank (“FRB”) requires all depository institutions to maintain reserves against their net transaction accounts and non-personal time deposits.  As of December 31, 2002, no reserves were required to be maintained on the first $6.0 million of transaction accounts, reserves of 3% were required to be maintained against the next $42.1 million of net transaction accounts (with such dollar amounts subject to adjustment by the FRB), and a reserve of 10% (which is subject to adjustment by the FRB to a level between 8% and 14%) against all remaining net transaction accounts.  Required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank.  The average amount of the reserve balances maintained at the FRB for the years ended December 31, 2002 and 2001, was approximately $1,824,000 and $391,000, respectively.

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

Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value.  Unrealized holding gains and losses are excluded from earnings and reported net of tax in other comprehensive income.  Investment securities in the available for sale portfolio may be used as part of the Company’s asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk, or other economic factors.  At December 31, 2002 and 2001, the Company did not own any investment securities classified as available for sale.

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

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first.  When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income.  Interest income is subsequently recognized only to the extent cash payments in excess of principal due are received, until such time that in management’s opinion, the borrower will be able to meet payments as they become due.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Bank reviews its non-homogeneous loans for impairment on a quarterly basis.  The Bank considers commercial real estate, construction, multi-family, other non-residential real estate, and commercial loans to be non-homogeneous loans.  A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the principal and interest owed.  Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis.  The Bank considers the characteristics of (1) one- to four-family residential first mortgage loans; (2) unsecured consumer loans; and (3) collateralized consumer loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis.  The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type, grading these loans, and then applying a loss factor to the remaining pool balance based on several factors including past loss experience, inherent risks, economic conditions in the primary market areas, and other factors which usually are beyond the control of the Bank.

Loan Funding and Sale Commitments - The Company makes commitments to borrowers to lend money at fixed rates of interest and obtains substantially simultaneous commitments to sell such loans, if funded, to third parties.  The Bank measures any changes in value of these commitments, records a corresponding asset and liability for the derivative value resulting from such changes and recognizes such changes on a net basis in the statement of income.

Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell.  Valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less costs to sell.  Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed.

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

Interest Rate Risk - The Bank’s asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows.  The Bank monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates.  The Bank’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Bank to hold its assets as planned.  However, the Bank is exposed to significant market risk in the event of significant and prolonged interest rate changes.

Employee Stock Ownership Plan - Compensation expense for the Employee Stock Ownership Plan (“ESOP”) is determined based on the average fair value of shares committed to be released during the period and is recognized as the shares are committed to be released.  For the purpose of earnings per share, ESOP shares are included in weighted-average common shares outstanding as the shares are committed to be released.

Stock Compensation Plans - Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, provides that entities may adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  However, it also provides that an entity may measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.  Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25, no compensation cost is recognized for them.  The Company has elected to use the accounting methodology in Opinion No. 25 and to provide pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.  The pro forma disclosures include the effects of all awards granted on or after January 1, 1995.  (See Note 12.)

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

Recently Issued Accounting Standards - In April 2002 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”).  SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses From Extinguishment of Debt, and an amendment of that statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers and amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and accounting for certain lease modifications which are similar to sale-leaseback transactions.  The requirements of SFAS 145 related to FASB Statement 4 shall be applied in fiscal years beginning after May 15, 2002.  The provisions in certain paragraphs of SFAS 145 related to FASB Statement 13 are effective for transactions occurring after May 15, 2002.  All other provisions of SFAS 145 were effective for financial statements issued on or after May 15, 2002.

In June 2002 the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”).  SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions (“SFAS 147”).  SFAS 147 provides guidance on the accounting for goodwill, requiring that the accounting under SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, not apply after September 30, 2002.  Financial institutions meeting conditions outlined in SFAS 147 will be required to restate previously issued financial statements.  Additionally, the scope of SFAS 144,

Accounting for the Impairment or Disposal of Long-Lived Assets, is amended by SFAS 147 to include long-term customer-relationship intangible assets such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”).  SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The transition provisions are effective for fiscal years ending after December 15, 2002.  The provisions of the statement related to interim disclosures are effective for interim periods beginning after December 31, 2002.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.  The disclosure requirements in FIN 45 are effective for financial statements of annual periods ending after December 15, 2002.

The adoption of the required provisions of these statements and the interpretation did not have a material effect on the financial position, results operations, or cash flows of the Company as of or for the year ended December 31, 2002.  The amended disclosures required by SFAS 148 will be made beginning in the first quarter of 2003.  Based on its current activities, management does not believe that adoption of the remaining provisions of these statements and the interpretation will have a material effect on the financial position, results of operations, or cash flows of the Company.

Reclassifications - Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 2002.

2.                                      INVESTMENT SECURITIES

Investment securities consisted of the following at December 31 (in thousands):

	2002
HELD TO MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Certificates of deposit	$40,341	$54	$—	$40,395
Municipal securities	8,728	183	25	8,886
U.S. Government and Agency obligations	65,402	1,064	13	66,453

	$114,471	$1,301	$38	$115,734

	2001
HELD TO MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Municipal securities	$5,514	$21	$99	$5,436
U.S. Government and Agency obligations	95,364	837	205	95,996

	$100,878	$858	$304	$101,432

The Company has pledged investment securities held to maturity with carrying values of approximately $22.4 million and $16.3 million at December 31, 2002 and 2001, respectively, as collateral for certain deposits in excess of $100,000.

The scheduled maturities of debt securities at December 31, 2002, by contractual maturity are shown below (in thousands).  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2002
	Amortized Cost	Fair Value

Within one year	$35,341	$35,389
Due from one year to five years	5,601	5,640
Due from five years to ten years	26,715	27,115
Due after ten years	46,814	47,590

Total	$114,471	$115,734

As of December 31, 2002 and 2001, investments with carrying values of approximately $80 million and $100 million, respectively, have call options held by the issuer, of which approximately $68 million and $82 million, respectively, were callable within one year.

3.                                      LOANS RECEIVABLE

Loans receivable consisted of the following at December 31 (in thousands):

	2002	2001
First mortgage loans:
One- to four-family residences	$289,106	$330,844
Commercial	64,888	46,897
Multifamily	5,821	4,385
Other	1,735	—
Construction	49,144	24,842
Less:
Unearned discounts	(178)	(216)
Undisbursed loan funds	(20,618)	(10,144)
Deferred loan fees, net	(1,414)	(2,127)
Total first mortgage loans	388,484	394,481

Consumer and other loans:
Commercial loans	28,213	23,451
Automobile	22,570	20,506
Consumer loans	7,741	7,083
Home equity and second mortgage	31,670	24,933
Savings loans	2,158	1,464
Other	3,907	3,234
Deferred loan costs	254	265
Total consumer and other loans	96,513	80,936
Allowance for loan losses	(1,529)	(923)
Loans receivable, net	$483,468	$474,494

The Bank originates and maintains loans receivable which are substantially concentrated in its lending territory (primarily Northwest and Northcentral Arkansas).  The majority of the Bank’s loans are residential mortgage loans, commercial loans, and construction loans for residential property.  The

Bank’s policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination.  Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Bank.

At December 31, 2002 and 2001, loans receivable included loans committed to be sold with net book values of $8.3 and $5.5 million, respectively.

In the normal course of business, the Bank has made loans to its directors, officers, and their related business interests.  In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.  The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests was approximately $3.0 and $1.9 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, the total recorded investment in impaired loans was approximately $4.2 million.  The allowance for credit losses recorded for these loans was approximately $442,000 at December 31, 2002.  The average recorded investment in impaired loans was approximately $4.4 million for the year ended December 31, 2002.  Interest income recognized on these loans during the year ended December 31, 2002, was approximately $332,000.  At December 31, 2001, loans identified by management as impaired were not significant.  The Bank is not committed to lend additional funds to debtors whose loans have been modified.

4.                                      LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans at December 31, 2002 and 2001, were $2.0 million and $377,000, respectively.  Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing.

5.                                      ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consisted of the following at December 31 (in thousands):

	2002	2001

Loans	$2,992	$2,840
Investment securities	1,388	1,580

Total	$4,380	$4,420

6.                                      ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

A summary of the activity in the allowances for loan and real estate losses is as follows for the years ended December 31 (in thousands):

	2002		2001		2000
	Loans	Real Estate	Loans	Real Estate	Loans	Real Estate

Balance, beginning of year	$923	$—	$691	$—	$752	$—

Provisions for estimated losses	1,500	16	452	8	—	14
Recoveries	92	—	17	—	27	—
Losses charged off	(986)	(16)	(237)	(8)	(88)	(14)

Balance, end of year	$1,529	$—	$923	$—	$691	$—

7.                                      FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System.  As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank (“FHLB”) in an amount equal to the greater of 1% of residential mortgage assets as of the previous December 31 or 5% of outstanding advances.  No ready market exists for such stock and it has no quoted market value.  The carrying value of the stock is its cost.

8.                                      OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment consisted of the following at December 31 (in thousands):

	2002	2001

Land	$2,508	$2,508
Buildings and improvements	5,152	4,334
Furniture and equipment	5,273	4,716
Automobiles	680	645
Construction in progress	2,986	—

Total	16,599	12,203

Accumulated depreciation	(5,909)	(5,197)

Office properties and equipment, net	$10,690	$7,006

Depreciation expense for the years ended December 31, 2002, 2001, and 2000, amounted to approximately $819,000, $704,000, and $670,000, respectively.

The Bank began construction in May 2002 of a new corporate and full-service branch office building in Harrison, Arkansas.  Construction is expected to be completed in the spring of 2003.  Total construction cost, including furniture and fixtures, is estimated to be $6.9 million, of which $3.0 million had been incurred and recorded in construction in progress at December 31, 2002.  The Bank intends to utilize the current corporate office building as a full-service branch office.

9.                                      DEPOSITS

Deposits are summarized as follows at December 31 (in thousands):

	2002	2001

Demand and NOW accounts, including noninterest-bearing deposits of $22,890 and $19,009 in 2002 and 2001, respectively	$86,851	$75,849
Money market	80,020	35,119
Regular savings	27,772	26,784
Certificates of deposit	374,119	418,181

Total	$568,762	$555,933

The aggregate amount of time deposits in denominations of $100 thousand or more was approximately $88 million and $98 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows (in thousands):

Years ending December 31:
2003	$207,598
2004	67,544
2005	22,891
2006	27,599
2007	27,172
2008 and thereafter	21,315

Total	$374,119

Interest expense on deposits consisted of the following (in thousands):

	Years Ended December 31,
	2002	2001	2000

NOW and money market	$2,401	$1,923	$1,688
Regular savings and certificate accounts	17,106	25,662	26,094
Early withdrawal penalties	(61)	(88)	(123)

Total	$19,446	$27,497	$27,659

Eligible deposits of the Bank are insured up to $100,000 by the Savings Association Insurance Fund (“SAIF”) of the Federal Deposit Insurance Corporation (“FDIC”).

10.                               FEDERAL HOME LOAN BANK ADVANCES

The Bank pledges eligible collateral for its FHLB advances as defined in its blanket lien agreement with the FHLB as well as its FHLB demand deposit account and FHLB stock.  Eligible collateral under the blanket lien includes First Mortgage Collateral (as defined), multifamily residential mortgages meeting the requirements for eligibility as First Mortgage Collateral, U.S. Government and Agency Securities (as defined), privately issued mortgage-backed securities that qualify as eligible collateral under applicable regulations, Federal Home Loan Bank Term Deposit Accounts, and other non-securitized real estate related collateral.  Advances at December 31, 2002 and 2001, consisted of the following (in thousands):

	2002		2001
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Amounts maturing in years ending December 31:
2002			6.40%	$34,944
2003	3.41%	$19,000	6.41%	6,000
2004	4.07%	2,000	6.07%	1,000
2005	6.54%	4,900	6.54%	4,900
2007	3.78%	5,724	—	—
Thereafter	3.20%	6,986	6.44%	1,000

Total	3.86%	$38,610	6.41%	$47,844

11.                               INCOME TAXES

The provisions (benefits) for income taxes are summarized as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000

Income tax provision (benefit):
Current	$4,085	$2,505	$2,496
Deferred	(80)	22	251

Total	$4,005	$2,527	$2,747

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows (in thousands):

	Years Ended December 31,
	2002		2001		2000
Taxes at statutory rate	$4,006	34.0%	$2,715	34.0%	$2,835	34.0%
Increase (decrease) resulting from:
State income tax, net	244	2.1%	—	—	—	—
Earnings on life insurance policies	(299)	(2.6)%	—	—	—	—
Other, net	54	0.5%	(188)	(2.4)%	(88)	(1.1)%
Total	$4,005	34.0%	$2,527	31.6%	$2,747	32.9%

The Company’s net deferred tax liability account was comprised of the following at December 31 (in thousands):

	2002	2001

Deferred tax assets:
Stock based compensation	$146	$140
Real estate acquired in settlement of loans	—	26
Allowance for loan losses	500	164

Total deferred tax assets	646	330

Deferred tax liabilities:
Office properties	(285)	(243)
Federal Home Loan Bank stock	(923)	(770)
Pension plan contribution	(41)	—

Total deferred tax liabilities	(1,249)	(1,013)

Net deferred tax liability	$(603)	$(683)

Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U.S. savings and loans in the institution’s base year, as defined.  Base year reserves totaled approximately $4.2 million.  Consequently, a deferred tax liability of approximately $1.6 million related to such reserves was not provided for in the consolidated statements of financial condition at December 31, 2002 and 2001.  Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Bank.  No provision has been made for income tax on such a distribution as the Bank does not anticipate making such distributions.

12.                               BENEFIT PLANS

Stock Option Plan - The Stock Option Plan (“SOP”) provides for a committee of the Company’s Board of Directors to award incentive stock options, non-qualified or compensatory stock options and stock appreciation rights representing up to 515,375 shares of Company stock.  One-fifth of the options granted vested immediately upon grant, with the balance vesting in equal amounts on the four subsequent anniversary dates of the grant.  Options granted vest immediately in the event of retirement, disability, or death.  Stock options granted expire in ten years.

Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company.  The exercise price in each case equals the fair market value of the Company’s stock at the date of grant.  Options granted are summarized as follows:

Year Granted	Range of Exercise Prices	Weighted Average Remaining Contract Life

1997	$19.25 - 20.38	4.1 years
1998	23.25 - 24.00	4.8 years
1999	17.06 - 18.63	5.5 years
2000	14.75 - 18.25	7.7 years
2001	18.69 - 22.70	8.5 years
2002	24.40 - 24.63	9.6 years

A summary of the status of the Company’s SOP as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates are presented below:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	497,365	$19.35
Granted	5,000	17.55
Forfeited	(1,800)	18.98
Outstanding at December 31, 2000	500,565	19.34
Granted	8,000	20.53
Forfeited	—
Outstanding at December 31, 2001	508,565	19.36
Exercised	(21,900)	19.30
Granted	5,000	24.58
Forfeited	(400)	17.06
Outstanding at December 31, 2002	491,265	$19.41
Options exercisable at December 31, 2002	479,865	$19.37

The Company applies the provisions of APB Opinion No. 25 in accounting for its stock option plan, as allowed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).  Accordingly, no compensation cost has been recognized for options granted to employees.  Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS 123, the Company’s pro forma net income and pro forma earnings per share would have been as follows:

	2002		2001		2000
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma

Net income (in thousands)	$7,778	$7,748	$5,460	$4,934	$5,592	$5,072
Earnings per share:
Basic	$2.87	$2.86	$1.76	$1.59	$1.60	$1.45

Diluted	$2.77	$2.76	$1.75	$1.58	$1.60	$1.45

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

The fair value of options granted during 2002 was estimated on the date of grant using the Binomial option-pricing model with the following assumptions:  expected volatility - 17% to 18%, expected life of options - 7 years, risk-free interest rate – 4.43% to 5.22% and expected dividend rate – 2.3%.  The weighted average fair value of options granted during the fiscal year ended December 31, 2002, was $5.26 per share.

Management Recognition and Retention Plan - The Management Recognition and Retention Plan (“MRR Plan”) provides for a committee of the Company’s Board of Directors to award restricted stock to key officers as well as non-employee directors.  The MRR Plan authorizes the Company to grant up to 206,150 shares of the Company stock, of which 195,844 shares have been granted through December 31, 2002.  Compensation expense has been recognized based on the fair market value of the shares on the grant date of $19.25 over the vesting period which ended in May 2001.  Shares granted will be deemed vested in the event of disability or death.  All shares granted under the MRR Plan have been purchased in the open market at a total cost of $4.4 million.  Approximately $298,000, and $771,000 in compensation expense was recognized during the years ended December 31, 2001 and 2000, respectively.  No compensation expense was recognized during the year ended December 31, 2002.

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

Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions.  During each of the years ended December 31, 2002, 2001, and 2000, 41,604 shares were released by the ESOP to participant accounts.  At December 31, 2002, there were 265,848 shares allocated to participant accounts and 135,212 unallocated shares.  The fair value of the unallocated shares amounted to approximately $3.4 million at December 31, 2002.

During the years ended December 31, 2002, 2001, and 2000, ESOP expense was approximately $924,000, $754,000, and $571,000, respectively.

Other Postretirement Benefits - The Bank is a participant in a multi-employer retirement plan and therefore separate information is not available.  The plan is noncontributory and covers substantially all employees.  The plan provides a retirement benefit and a death benefit.  Retirement benefits are payable in monthly installments for life and must begin not later than the first day of the month coincident with or the next month following the seventieth birthday or the participant may elect a lump-sum distribution.  Death benefits are paid in a lump-sum distribution, the amount of which depends on years of service. Net pension expense was approximately $108,000 for the year ended December 31, 2002.  There was no net pension cost for the years ended December 31, 2001 and 2000.

13           EARNINGS PER SHARE

	Year Ended December 31, 2002
	Income (In Thousands) (Numerator)	Shares (Denominator)	Per Share Amount

Basic EPS - Income available to common stockholders	$7,778	2,706,538	$2.87
Effect of dilutive securities – Stock options	—	103,681
Diluted EPS - Income available to common stockholders and assumed conversions	$7,778	2,810,219	$2.77

	Year Ended December 31, 2001
	Income (In Thousands) (Numerator)	Shares (Denominator)	Per Share Amount

Basic EPS - Income available to common stockholders	$5,460	3,097,877	$1.76
Effect of dilutive securities – Stock options	—	29,020
Diluted EPS - Income available to common stockholders and assumed conversions	$5,460	3,126,897	$1.75

	Year Ended December 31, 2000
	Income (In Thousands) (Numerator)	Shares (Denominator)	Per Share Amount

Basic EPS - Income available to common stockholders	$5,592	3,504,859	$1.60
Effect of dilutive securities – Stock options	—	79
Diluted EPS - Income available to common stockholdersand assumed conversions	$5,592	3,504,938	$1.60

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

The Bank does not use financial instruments with off-balance sheet risk as part of its asset/liability management program or for trading purposes.  The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.  The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty.  Such collateral consists primarily of residential properties.  Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less.

The Bank had the following outstanding commitments at December 31, 2002 (in thousands):

Rate lock agreements	$9,213
Undisbursed construction loans	20,618
Commitments to originate mortgage loans	17,791
Letters of credit	1,077
Unused lines of credit	11,387

Commitments to originate loans above include approximately $5.2 million of loans committed for sale to investors.

Also, in connection with loans originated to sell, the Bank enters into rate lock agreements with customers subject to satisfactory underwriting of the loan.  At approximately the same time, the price for the sale of the loan is locked with an investor.  At December 31, 2002, there were approximately $9.2 million in rate lock agreements with customers, all of which had been locked with an investor.

Total unfunded commitments to originate loans for sale and the related commitments to sell of $10.9 million meet the definition of a derivative financial instrument and as such the related asset and liability have been recorded at their estimated fair values of approximately $85,000 at December 31, 2002.

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

	December 31, 2002		December 31, 2001
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

ASSETS:
Cash and cash equivalents	$44,493	$44,493	$72,311	$72,311
Investment securities -
Held to maturity	114,471	115,734	100,878	101,432
Federal Home Loan Bank stock	5,064	5,064	4,918	4,918
Loans receivable, net	483,468	492,750	474,494	482,349
Accrued interest receivable	4,380	4,380	4,420	4,420
Commitments	85	85	—	—

LIABILITIES:
Deposits:
Demand, NOW, money market and regular savings	194,643	194,643	137,752	137,752
Certificates of deposit	374,119	380,574	418,181	422,183
Federal Home Loan Bank advances	38,610	39,664	47,844	49,507
Accrued interest payable	331	331	718	718
Advance payments by borrowers for taxes and insurance	760	760	929	929
Commitments	85	85	—	—

For cash and cash equivalents, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments or, as to Federal Home Loan Bank stock, the ability to sell the stock back to the Federal Home Loan Bank at cost.  The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services.  The fair value of variable rate loans is based on repricing dates.  Fixed-rate loans were valued using discounted cash flows.  The discount rates used to determine the present value of these loans were based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company’s stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

18.                               REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”).  Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct and material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted tangible assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined).  Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

At December 31, 2002 and 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum core (Tier I leverage), Tier I risk-based, and total risk-based ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table:

	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:

Tangible Capital to Tangible Assets	$66,509	9.78%	$10,196	1.50%	N/A	N/A

Core Capital to Adjusted Tangible Assets	66,509	9.78%	27,190	4.00%	$33,988	5.00%

Total Capital to Risk-Weighted Assets	67,413	17.03%	31,675	8.00%	39,593	10.00%

Tier I Capital to Risk-Weighted Assets	66,509	16.80%	N/A	N/A	23,756	6.00%

As of December 31, 2001:

Tangible Capital to Tangible Assets	$66,597	9.79%	$10,203	1.50%	N/A	N/A

Core Capital to Adjusted Tangible Assets	66,597	9.79%	27,207	4.00%	$34,009	5.00%

Total Capital to Risk-Weighted Assets	67,335	17.29%	31,160	8.00%	38,950	10.00%

Tier I Capital to Risk-Weighted Assets	66,597	17.10%	N/A	N/A	23,370	6.00%

19.                               PARENT COMPANY ONLY FINANCIAL INFORMATION

The following condensed statements of financial condition, as of December 31, 2002 and 2001, and condensed statements of income and of cash flows for each of the three years in the period ended December 31, 2002, for First Federal Bancshares of Arkansas, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION (in thousands)
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS

Cash and cash equivalents (deposits in Bank)	$391	$178
Loan to Bank subsidiary	1,967	4,096
Accrued interest receivable	2	6
Investment in Bank	66,509	66,597
Other assets	747	511

TOTAL ASSETS	$69,616	$71,388

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$350	$323
Stockholders’ equity	69,266	71,065

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$69,616	$71,388

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF INCOME (in thousands)

YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
INCOME:
Dividends from the Bank	$8,000	$12,900	$7,000
Interest income - loan to the Bank	34	139	124

Total income	8,034	13,039	7,124

EXPENSES:
Management fees	66	66	66
Other operating expenses	184	144	125

Total expenses	250	210	191

INCOME BEFORE INCOME TAX PROVISION (BENEFIT) AND EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF BANK SUBSIDIARY	7,784	12,829	6,933

INCOME TAX PROVISION (BENEFIT)	(82)	(24)	(23)

INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF BANK SUBSIDIARY	7,866	12,853	6,956

EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF BANK SUBSIDIARY	(88)	(7,393)	(1,364)

NET INCOME	$7,778	$5,460	$5,592

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (in thousands)
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
OPERATING ACTIVITIES:
Net income	$7,778	$5,460	$5,592
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss of Bank	88	7,393	1,364
Release of ESOP shares	1,016	850	675
Stock compensation expense	—	297	771
Changes in operating assets and liabilities:
Accrued interest receivable	4	5	(7)
Other assets	(236)	297	80
Accrued expenses and other liabilities	30	114	4

Net cash provided by operating activities	8,680	14,416	8,479

INVESTING ACTIVITIES -
Loan to bank, net of repayments	2,129	(2,278)	786

Net cash provided by (used in) investing activities	2,129	(2,278)	786

FINANCING ACTIVITIES:
Purchase of treasury stock	(9,547)	(10,682)	(7,747)
Dividends paid	(1,471)	(1,437)	(1,477)
Stock options exercised	422	—	—

Net cash used in financing activities	(10,596)	(12,119)	(9,224)

NET INCREASE IN CASH AND CASH EQUIVALENTS	213	19	41

CASH AND CASH EQUIVALENTS:
Beginning of period	178	159	118

End of period	$391	$178	$159

*  *  *  *  *  *

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

FIRST FEDERAL BANK OF ARKANSAS, FA

DIRECTORS	EXECUTIVE OFFICERS

John P. Hammerschmidt Chairman of the Board and U. S. Congressman, Retired	Larry J. Brandt President and Chief Executive Officer

Larry J. Brandt President and Chief Executive Officer	Tommy W. Richardson Executive Vice President, Chief Operating Officer and Secretary

James D. Heuer Farming and Investments	Sherri R. Billings Executive Vice President and Chief Financial Officer

Kenneth C. Savells Insurance and Investments with securities offered through Linsco/Private Ledger	Ross Mallioux Executive Vice President and Chief Lending Officer

Jeffrey L. Brandt Senior Vice President and Regional Manager	Scott H. Tennyson Executive Vice President and Chief Retail Officer

BANKING LOCATIONS

Main Office

200 West Stephenson

Harrison, Arkansas  72601

Branch Offices

128 West Stephenson Harrison, Arkansas 72601	Ozark Mall - Highway 62-65 North Harrison, Arkansas 72601	301 Highway 62 West Yellville, Arkansas 72687

Corner Central & Willow Harrison, Arkansas 72601	324 Highway 62-65 Bypass Harrison, Arkansas 72601	307 North Walton Blvd. Bentonville, Arkansas 72712

210 South Main Berryville, Arkansas 72616	1303 West Hudson Rogers, Arkansas 72756	3460 North College Fayetteville, Arkansas 72703

668 Highway 62 East Mountain Home, Arkansas 72653	2030 West Elm Rogers, Arkansas 72756	2025 North Crossover Road Fayetteville, AR 72703

1337 Hwy 62 SW Mountain Home, Arkansas 72653	249 West Main Street Farmington, AR 72730	201 East Henri De Tonti Blvd. Tontitown, Arkansas 72764

1023 East Millsap Road Fayetteville, AR 72703

STOCKHOLDER INFORMATION

First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, First Federal Bank of Arkansas, FA.  The Bank is a federally-chartered, SAIF-insured savings institution operating through its main office and thirteen full service branch offices.  The Company’s and the Bank’s principal executive office is located at 200 West Stephenson, Harrison, Arkansas 72601.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey  07016

Phone:  (800) 368-5948

STOCKHOLDER REQUESTS

Request for annual reports, quarterly reports and related stockholder literature should be directed to Investor Relations, First Federal Bancshares of Arkansas, Inc., P. O. Box 550, Harrison, Arkansas 72602.

Stockholders needing assistance with stock records, transfers or lost certificates, should contact the Company’s transfer agent, Registrar and Transfer Company, at the telephone number listed above.

COMMON STOCK INFORMATION

Shares of the Company’s common stock are traded under the symbol “FFBH” on the Nasdaq National Market System.  At March 20, 2003, the Company had 2,665,743 shares of common stock outstanding and had approximately 926 stockholders of record.  Such holdings do not reflect the number of beneficial owners of common stock.

The following table sets forth the dividends declared and the reported high and low sale prices of a share of the Company’s common stock as reported by Nasdaq for the periods indicated.

QUARTER ENDED	YEAR ENDED DECEMBER 31, 2002			YEAR ENDED DECEMBER 31, 2001
	High	Low	Dividend	High	Low	Dividend
March 31	$24.00	$22.25	$0.12	$20.30	$18.21	$0.11

June 30	$26.35	$23.26	$0.12	$21.28	$18.85	$0.11

September 30	$25.80	$24.10	$0.14	$22.85	$19.72	$0.11

December 31	$25.94	$23.80	$0.14	$23.27	$19.16	$0.11